UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☑           No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☑           No ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 1, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Chief of Financial Officer

PREFACE

BUILDING INDONESIAN DIGITAL SOCIETY

We have a dream of realizing a Digital Society, and we are fully aware that the key to realizing a digital society is the development of infrastructure in order to provide high-quality connectivity service. Telkom is building infrastructure comprehensively, which includes three components, namely id-Access, id-Ring and id-Con, also known as Indonesia Digital Network (“IDN”).

id-Access infrastructure is a fiber to the home-based network and we currently have approximately 10 million homes-passed fiber. id-Access is an important infrastructure, which starting in early 2015, Telkom focused on developing a new product, IndiHome triple play, consisting of home phone service, High Speed Internet, and IPTV services. By the end of 2015, the IndiHome subscribers reached 1 million.

Telkom also developed the id-Ring  infrastructure, which is a fiber network (fiber optic cables) that connects the islands of Indonesia from Aceh to Papua. In the fourth quarter of 2015, Telkom has completed a fiber network that connects Sulawesi, Maluku, Papua Cable System (“SMPCS”) which gives a very positive impact on equity of high-quality communication access, especially in the eastern region of Indonesia. Currently, Telkom has over 80,000 kilometers of fiber network in id-Ring.

Meanwhile, id-Con  is a strategic initiative that focuses on providing a service platform Telecommunication, Information, Media and Edutainment and Services (“TIMES”) that converges cloud-based services built on Data Center facilities. By the end of 2015, Telkom’s Group has Data Center an area of 74,000 m2.

While Telkom’s subsidiary, which is engaged in the cellular business, Telkomsel, also continues to build infrastructure to expand coverage and improve the quality of services, in particular in order to provide the best data services and mobile broadband. Until the end of 2015, Telkomsel has built more than 100 thousand BTS in which more than half are 3G and 4G BTS to support mobile broadband services.

In addition, Telkom also seeks to pioneer the development of content and applications to provide the best experience for customers while further encouraging the use of data services in people’s daily lives. Content and applications cover various aspects such as digital lifestyle, digital advertising, and digital payment.

It was all done in order to bring the digitalization of Indonesian society in order to develop a digital society and eliminating the digital divide to build nation superiority.

READY TO BECOME “THE KING OF DIGITAL”

Telkom believes that what we are trying today is the right step to continue to be a leader in the industry. We mobilize all of our resources to actualized the predicate "The King of Digital"

Become the King of the Air through Telkomsel

Telkom invests most of its capital expenditures to push the performance of Telkomsel and to ensure the coverage  and quality of Telkomsel to support the customer excellence experience, especially in the data service. We also have the initiative to create the synergy in optimizing the network within the Group scale, as to create efficiency. This effort is to strengthen Telkomsel continues to grow above the industry average

Become the King of the Land through Fiber to the Home (FTTH)

Telkom develop optical fiber-based access network to homes, and currently has about 10 million homes-passed. We have a superior product, namely IndiHome triple play which is a products bundling consisting of home phone service, high-speed internet and interactive TV UseeTV which was launched at the beginning of 2015. By the end of 2015, we has successfully reached more than 1 million IndiHome customers.

Became the King of the Sea through Fiber Optic Broadband Highway from Aceh to Papua

Telkom to build optical fiber-based backbone network that connects the various islands throughout Indonesia. In 2015, the backbone network has been connected to Sulawesi, Maluku and Papua, which will improve connectivity at once equitable digital ICT in eastern Indonesia. Overall, we have had 81.895 km fiber optic backbone network to support mobile and fixed line services.

GREAT TO BREAK (100/300)

In 2015, Telkom launched the Great To Break 100/300, which can be interpreted Telkom has a target to achieve revenues through Rp100 trillion and Rp300 trillion of market capitalization.

By the end of 2015, due appropriate strategy, the hard work of all management and employees and commitment to implementation of Corporate Culture Philosophy to be The Best, Principle to be The Star and Practices to be The Winner, Telkom has successfully reached of Rp102.5 trillion and Rp313 trillion market capitalization.

TELKOM ACHIEVEMENTS IN 2015

Throughout 2015, we were able to record an excellence performance growth with achievement above the industry average. This is the result  of our investment in building broadband infrastructure as Telkom’s commitment to become a leading player in the digital business.

Revenues Rp102,470 billion	increased 14.2%
EBITDA Rp51,415 billion	increased 12.6%
Net Income Rp15,489 billion	increased 7.0%
Total Asset Rp166,173 billion	increased 17.2%
Total Equity Rp75,136 billion	increased 10.9%
Cellular Subscribers 152.6 million	increased 8.6%
Numbers of Cellular BTS 103,289 unit	increased 20.9%

ANNUAL REPORT OVERVIEW

PT Telkom Indonesia (Persero) Tbk, or “Telkom”, the “Company”, and “we”, presents the Annual Report for the year ending on December 31, 2015, prepared in accordance with the Decree of the Financial Services Authority (“OJK”), the successor of Capital Market and Financial Institutions Supervisory Board (Bapepam-LK) number X.K.6 and X.K.7. Certain sections of this Annual Report also contain information in the 20-F Form according to the rules of the Securities and Exchange Commission (“SEC”) of the United States. However, no parts of this document are combined to refer to the 20-F Form. The information and data presented in this Annual Report are based on the consolidated financial data of the Company and its subsidiaries.

The term “Indonesia” in the 2015 Annual Report refers to the Republic of Indonesia, while “Government” means the Government of Indonesia and the “United States” or “US” means the United States of America. The mention of the currency “Rupiah” or “Rp” refers to the Indonesian currency, while “US Dollars” or “US$” refers to the United States currency. Certain figures (including percentages) have been rounded. Unless otherwise stated, all financial information is presented in Rupiah in accordance with the Financial Accounting Standards (“SAK”) of Indonesia.

This Annual Report contains forward-looking statements, including expectations and projections about operational performance and future business prospects. These statements generally use words such as “believe”, “hope”, “anticipate”, “estimate”, “project” or other similar words. In addition, all statements that are not historical facts in this Annual Report can be categorized as forward-looking statements.  Although we believe that the expectations in the forward-looking statement are quite reasonable, we cannot guarantee that these expectations will prove correct. Forward-looking statements contain risks and uncertainties, including the effect of changes in the economic, political and social environment in Indonesia. In the “Risk Management” section and other sections of this Annual Report, important factors are disclosed that could cause actual results that differ materially from our expectations.

Further information on the Telkom Annual Report can be obtained by contacting Investor Relations, Graha Merah Putih 5th Floor, Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia. Ph.: + 62-21-5215 109, Fax.: + 62-21-5220 500 or e-mail: investor@telkom.co.id. You can also download this document online through our website at http://www.telkom.co.id.

CONTINUITY OF THE ANNUAL REPORT THEME

We are consistent with strategic steps to build a sustainable competitive growth. This is reflected in our Annual Report summarized in the continuity of the following themes:

2011: Moving Forward Beyond Telecommunications

Advances in broadband-based technology significantly closed the gap between users. We used this opportunity by strengthening broadband-based infrastructure to support innovative services and products towards Information, Media and Edutainment ("IME").

2012: Bringing Indonesia to the Digital Society

We pioneered the digital community in Indonesia with a focus on providing services in Information, Media, Edutainment and Services, including the development of Indonesia Digital Network.

2013: Creating Global Talents  and Opportunities

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. This strategic initiative has led us to achieve double-digit growth and solidify us as a provider company for TIMES service, which is dominant in Indonesia and is considered in the region.

2014: Sustainable Competitive Growth through Digital Business

Investing in digital business is a necessity for Telkom to improve competitiveness while maintaining sustainable competitive growth in the future.

2015: Building Indonesian Digital Society

In order to realize a digital society, Telkom provides high quality connectivity through infrastructure development and developing content and applications that are useful in people's daily lives so as to provide the best digitization experience for customers.

FINANCIAL AND PERFORMANCE HIGHLIGHTS

FINANCIAL HIGHLIGHT

Consolidated Statements of Comprehensive Income	Years ended December 31,
(in billions of Rupiah, except for net income per share and per ADS)	2015	2014 (Restated)	2013	2012	2011
Total Revenues	102,470	89,696	82,967	77,143	71,253
Total Expenses	71,552	61,564	57,700	54,004	49,960
EBITDA	51,415	45,673	41,776	39,757	36,558
Operating profit	32,418	29,206	27,846	25,698	21,958
Profit for the year	23,317	21,274	20,290	18,362	15,470
Profit for the year attributable to:
Owners of the parent company	15,489	14,471	14,205	12,850	10,965
Non-controlling interest	7,828	6,803	6,085	5,512	4,505
Total comprehensive income for the year	23,948	22,041	20,402	18,388	15,481
Total comprehensive income attributable to:
Owners of the parent company	16,130	15,296	14,317	12,876	10,976
Non-controlling interest	7,818	6,745	6,085	5,512	4,505
Net income per share	157.8	148.1	147.4	133.8	111.9
Net income per ADS (1 ADS : 200 common stock)	31,553.4	29,625.2	29,483.6	26,767.6	22,386.8

Consolidated Statement of Financial Position	Date December 31,
(in billion of Rupiah)	2015	2014 (Restated)	2013 (Restated)	2012	2011
Assets	166,173	141,822	128,555	111,369	103,054
Liabilities	72,745	55,830	51,834	44,391	42,073
Equity attributable to owner of the parent company	75,136	67,721	59,823	51,541	47,510
Net working capital (Current Asset - Current Liabilities)	12,499	1,976	4,638	3,866	(931)
Investment in associate entities	1,807	1,767	304	275	235

Capital Expenditure	Years ended December 31,
(in billion of Rupiah)	2015	2014 (Restated)	2013	2012	2011
Telkom	9,641	8,099	5,313	4,040	4,202
Telkomsel	11,321	13,002	15,662	10,656	8,472
Others Subsidiaries	5,439	3,560	3,923	2,576	1,929
Total	26,401	24,661	24,898	17,272	14,603

Consolidated Financial and Operation Ratios	Years ended December 31,
	2015	2014 (Restated)	2013 (Restated)	2012	2011
Return on Asset (ROA (%)(1)	9.3	10.2	11.0	11.5	10.6
Return on Equity (%)(2)	20.6	21.4	23.7	24.9	23.1
Operating Profit Margin (%)(3)	31.6	32.6	33.6	33.3	30.8
Current Ratio (%)(4)	135.3	106.1	116.0	116.0	95.8
Total Liabilities to Equity (%)(5)	96.8	82.4	86.6	86.1	88.6
Total Liabilities to Total Assets (%)(6)	43.8	39.4	40.3	39.9	40.8

(1)     Roa  is calculated as profit for the year attributable to owner of the parent company divided by total assets at year end December 31.

(2)     Roe  is calculated as profit for the year attributable to owners of the parent company divided by total equity attributable to owner of the parent company at year end December 31.

(3)     Operating Profit Margin is calculated as operating profit divided by revenues.

(4)     Current Ratio is calculated as current liabilities divided by current liabilities at year end December 31.

(5)     Liabilities to Equity Ratio is calculated as total liabilities divided by total equity attributable to owners of the parent company at year end December 31.

(6)     Liabilities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31.

BUSINESS AND OPERATIONAL HIGHLIGHT

	Unit	Year ended on December 31,
		2015	2014	2013
Broadband Subsribers
Fixed broadband	(000) subscribers	3,983	3,400	3,013
Mobile broadband	(000) subscribers	43,786	31,216	17,271
Total Broadband Subsribers	(000) subscribers	47,769	34,616	20,284
Cellular Subsribers
Postpaid (kartuHalo)	(000) subscribers	3,509	2,851	2,489
Prepaid (simPATI, Kartu As, Loop)	(000) subscribers	149,131	137,734	129,023
Total Cellular Subsribers	(000) subscribers	152,641	140,585	131,513
Fixed Line Subsribers
Fixed wireline (POTS)	(000) subscribers	10,277	9,698	9,351
Fixed wireless	(000) subscribers	N/A(1)	4,404	6,766
Total Fixed Line Subsribers	(000) subscribers	10,277	14,102	16,117
Other Subscribers
Datacomm	Mbps	1,907,012	930,327	381,440
Satelit-transponder	MHz	4,648	3,560	3,007
Network
BTS	unit	103,289(2)	85,420(2)	75,579
Customer Services
PlasaTelkom	location	572	572	572
Grapari	location	414	409	408
Grapari Mobile	unit	392	268	268
Employees	people	24,785	25,284	25,011

(1) Until the end of 2015, wireless subscribers get migration program to cellular subscribers
(2) Since 2014 base stations that we disclose was a cellular BTS

STOCK HIGHLIGHT

The following figures are the report of the highest, lowest, and closing of stock price, trading volume, outstanding shares and market capitalization of common stock listed on the Indonesia Stock Exchange (“IDX”) for the periods indicated:

		Price per Share of Common Stock
Calendar		High	Low	Closing	Volume	Outstanding	Market Capitalization
Year		(in Rupiah)			(shares)	Shares	(Rp billion)
2011		1,610	1,320	1,410	22,207,895,000	96,931,696,600	142,128
2012		1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013		2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
	First Quarter	2,420	2,060	2,215	6,647,275,800	97,100,853,600	223,272
	Second Quarter	2,700	2,150	2,465	6,736,807,600	98,175,853,600	248,472
	Third Quarter	3,010	2,465	2,915	5,313,076,900	98,175,853,600	293,832
	Fourth Quarter	2,930	2,590	2,865	5,338,601,300	98,175,853,600	288,792
2015		3,170	2,485	3,105	18,742,850,400	98,175,853,600	312,984
	First Quarter	3,020	2,770	2,890	5,209,728,100	98,175,853,600	291,312
	Second Quarter	2,955	2,595	2,930	4,816,156,800	98,175,853,600	295,344
	Third Quarter	2,970	2,485	2,645	4,061,559,500	98,175,853,600	266,616
	Fourth Quarter	3,170	2,600	3,105	4,655,406,000	98,175,853,600	312,984
	September	2,875	2,485	2,645	1,156,524,800	98,175,853,600	266,616
	October	2,830	2,600	2,680	1,525,378,700	98,175,853,600	270,144
	November	2,980	2,660	2,930	1,506,268,100	98,175,853,600	295,344
	December	3,170	2,900	3,105	1,623,759,200	98,198,216,600	312,984
2016
	January	3,385	3,125	3,340	1,748,979,300	98,198,216,600	336,672
	February	3,370	3,140	3,250	1,932,672,100	98,198,216,600	327,600

(1)     We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004.

(2)     We conducted a five for one split of our common stock from a nominal value of Rp250 per share to Rp50 per share as resolved by the AGMS on April 19, 2013, effective September 2, 2013.

(3)     The price per share of the common stock reflects this two splits above for all periods shown.

(4)     Market capitalization is the product of the share price and issued and fully paid shares which is 100,799,996,400 shares.

On the last day of trading on the IDX in 2015, which was December 30, 2015, the closing price for our common stock was Rp3,105 per share.

In the table below, we present the ADS price (high, low, and closing) and ADS trading volume on the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE") for the indicated periods. In the LSE, Telkom ADS is traded over the counter (OTC), meaning that the transaction occurs "off exchange". After a transaction has taken place, then it is reported to the LSE.

		Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
Calendar Year		High	Low	Closing		High	Low	Closing
		(in US Dollars)				(in US Dollars)
2011		36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
2012		41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
2013		50.61	33.75	35.85	67,061,105	50.59	33.44	35.33	6,579,103
2014		48.75	33.91	45.23	52,250,948	43.75	38.42	-	12,008
	First Quarter	40.59	33.91	39.37	16,346,799	39.55	38.42	39.55	986
	Second Quarter	44.45	39.00	41.66	16,409,533	43.75	39.95	43.00	11,022
	Third Quarter	48.75	41.69	48.10	9,670,921	-	-	-	-
	Fourth Quarter	48.43	42.29	45.23	9,823,695	-	-	-	-
2015		47.07	34.09	44.40	43,719,116	-	-	-	-
	First Quarter	47.07	41.11	43.54	9,175,837	-	-	-	-
	Second Quarter	44.95	40.51	43.39	10,897,235	-	-	-	-
	Third Quarter	43.97	34.09	35.65	10,220,243	-	-	-	-
	Fourth Quarter	45.51	34.93	44.40	13,425,801	-	-	-	-
	September	40.32	34.09	35.65	3,973,606	-	-	-	-
	October	41.31	34.93	39.76	4,939,512	-	-	-	-
	November	42.99	39.22	42.51	3,893,219	-	-	-	-
	December	45.51	40.77	44.40	4,593,070	-	-	-	-
2016
	January	49.08	42.44	49.00	4,551,440	-	-	-	-
	February	49.81	47.99	49.05	3,951,637	-	-	-	-

On the last day of trading on the NYSE in 2015, which was December 31, the closing price for one Telkom ADS was US$ 44.40.

Effective June 5, 2014, due to the low level of our ADSs traded, we delisted our ADSs listing from the LSE. The closing price of Telkom ADS last transaction on the LSE for our ADS on June 4, 2014 was US$  43.00.

BONDS HIGHLIGHT

The following table was bond summary:

Bond	Outstanding (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate	Underwriter	Trustee	Rating
Telkom's Bond II 2010 Serie B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	idAAA
Telkom's Bond I 2015 Serie A	2,200,000	June 23, 2015	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Telkom's Bond I 2015 Serie B	2,100,000	June 23, 2015	June 23, 2025	10	10.25%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Telkom's Bond I 2015 Serie C	1,200,000	June 23, 2015	June 23, 2030	15	10.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Telkom's Bond I 2015 Serie D	1,500,000	June 23, 2015	June 23, 2045	30	11.00%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA

DIVIDEND HIGHLIGHT

The Annual General Meeting of Shareholders (“AGMS”) has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2015 will be decided at the AGMS scheduled for 2016.

Cash Dividend Table
Dividend Year	Date of AGMS	Payout Ratio (%)[1]	Amount of Dividends (Rp million)	Dividend per Share After Stock Split (Rp)
2010	May 19, 2011	55	6,345,350[2]	64.52
2011	May 11, 2012	65	7,127,333[3]	74.21
2012	April 19, 2013	65	8,352,597[4]	87.24
2013	April 4, 2014	70	9,943,294[5]	102.40
2014	April 17, 2015	60	8,782,812[6]	89.46

(1)     Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)     Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

(3)     Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

(4)     Consists of cash dividend amounting to Rp7,067,582 million and special cash dividend amounting Rp1,285,015 million.

(5)     Consists of cash dividend amounting to Rp7,812,588 million and special cash dividend amounting Rp2,130,706 million.

(6)     Consists of cash dividend amounting to Rp7,319,010 million and special cash dividend amounting Rp1,463,802 million.

Telkomsel Dividend

Pursuant to the AGMS of Telkomsel on April 2, 2015, Telkomsel approved, the payment of a cash dividends in the amount of Rp17,463 billion, which represented 90% of Telkomsel's net profits in 2014, and by a shareholders’ resolution dated September 23, 2015, Telkomsel approved the payment of an additional cash dividend in the amount of Rp4,851 billion which represented 25% of Telkomsel’s net profits in 2014. Based on share ownership, Telkom entitled to receive 65% of any dividends approved by Telkomsel to be shared.

CORPORATE SOCIAL RESPONSIBILITY & PKBL HIGHLIGHTS

		Years ended December 31,
Responsibility for Social & Community Development	Unit	2015	2014	2013
Actual Distribution	Rp billion	340.96	396.42	118.21
Number of Fostered Partners	partner	11,981	12,163	3,975

		Years ended December 31,
Responsibility toward the Environment	Unit	2015	2014	2013
Distribution of fund for community development	Rp billion	80.84	82.81	55.76
Employee Volunteer Program *
Numbers of Participant	people	1,722	-	-
Numbers of Activity	activity	4	-	-

Responsibility toward Labor,		Years ended December 31,
Work Health and Safety	Unit	2015	2014	2013
Numbers of program	program	3	2	1
Program Value	Rp billion	3.1	8.0	2.0

		Year ended December 31,
Responsibility toward Customer	Unit	2015	2014	2013
Corporate Customer - Wholesale
Customer Satisfaction Index / CSI	%	84.05	83.99	84.22
Customer Loyality Index / CLI	%	85.49	82.66	81.55
Corporate Customer - Enterprise
Customer Satisfaction Index / CSI	%	90.66	94.26	94.55
Customer Loyality Index / CLI	%	94.90	85.74	90.86
Personal Customer
Customer Satisfaction Index / CSI	%	83.06	83.77	80.16
Customer Loyality Index / CLI	%	78.64	73.51	67.64

*) Employee Volunteer Program started in 2015.

MANAGEMENT REPORT

REPORT OF THE BOARD COMMISSIONER

In 2015, Indonesia's economy grew quite well although slightly below the original target, which is 4.8% growth. Various factors, both external and internal, causes slower economic growth. External factors that influenced among others are the weakening of global economy in general, including China which is the largest trading partner of Indonesia, as well as falling commodity prices that gave economic impact for Indonesia, especially outside of Java. While the most important internal factor is the weakening purchasing power of people, one of them as a result of the removal of fuel subsidy by the end of 2014. The purchasing power of the people is the key to economic growth of more than half of Indonesia's gross domestic product contributed by household consumption or expenditure.

In a slowing domestic economy, the telecommunications sector actually recorded a fairly good growth, namely by 9% YoY. This shows that the telecommunications sector is quite resilient to the crisis therefore has become a basic need for people. The increasing use of telecommunications services does not only occur in urban areas, but also going into the rural parts.

In the industry, especially in the mobile segment, throughout 2015 was marked by the level of competition is quite healthy and rational, one of them as a result of industry consolidation in the last period. While in the fixed-line segment, although Telkom is dominant, there are some newcomers who offer fixed broadband services which also includes internet and television services.

Views on Business Prospects

The telecommunications industry, information technology and its derivatives in Indonesia still offers considerable growth opportunities. Along with economic growth, more room to grow, especially coming from broadband services, both mobile and fixed, where the level of smartphone penetration and fixed broadband is still relatively low, thus giving an opportunity for the Company to grow its business. Consumer behavior is also increasingly requiring the mobile broadband service where smartphone users are growing rapidly, which will further encourage the consumption of data. While at the same time, households in Indonesia are also increasingly feeling the importance of high-quality fixed broadband service, which is still focused on the big cities only. In line with the increasingly widespread broadband services, supported by a network of good telecommunications infrastructure, it will encourage the creation of growth opportunities in the digital economy such broader scale digital lifestyle, digital payment and digital advertisement.

Telkom has advantages compared with other telecom companies in serving the digital needs of the community as it has started early so that infrastructure, product, service availability and readiness of human-resources have been through the process which will only be initiated recently by the other operators. Other operators are also now starting to enter the information technology industry, pay television and other digital industries, something that confirm the fact of the growth, on the other hand it makes the digital industry will be even more dynamic in the future. While on the other hand, although the legacy services (voice and SMS) has reached saturation point, the Company is expected to still be able to pursue growth with a smart strategy.

In addition to focusing on the growth of domestic market that is large in size, international business opportunities can still be explored further, both in the field of telecommunication and other related fields. Since the enactment of AEC in 2015 provides an opportunity for Telkom to further expand and strengthen its footprint in the region. Therefore, even though it started its international operations, Telkom should continue to improve in various aspects, including human resources, to face the opportunities and challenges at the international level.

Views on Company Performance for 2015

The Company recorded a remarkable performance in 2015 with revenue growth of 14.2%, well above the industry average. Revenue target of Rp100 trillion launched in early 2015 may be exceeded with the achievements income of Rp102,584 billion. The achievement is supported by the superior performance of its subsidiary engaged in mobile services, PT Telekomunikasi Seluler (Telkomsel), which again recorded a triple double digit growth for revenue, EBITDA and Net Income. Meanwhile, for the fixed line service, Telkom recorded a milestone by achieving more than 1 million customers of IndiHome, triple play service, which was launched in early 2015 consisting of home phone service, high-speed internet and IPTV which is entirely based on fiber optics.

BOC sees that the achievement of this performance shows that the Company has been able to establish the right strategy and have the ability to execute the strategy very well. The Company is continuing three primary program, which strengthens Telkomsel continues to grow above the industry average, to build Indonesia Digital Network in order to realize the Digital Society, as well as the expansion of Telkom's presence in regional and international markets. We see the Board of Directors have a high awareness of the changes in the telecommunications industry is so dynamic, both in terms of technology and competition. The Board of Directors is able to adjust the company's strategy well and set priorities accordingly. We very much appreciate how the Board of Directors position themselves to face the changes that occur and bring Telkom to successfully take advantage of every opportunity optimally.

Good Corporate Governance and Oversight by the Board of Commissioners

The present company achievements can not be separated from the commitment to constantly improve itself, especially in the field of implementation of corporate governance or Good Corporate Governance (GCG). The Company continued to improve the implementation and enforcement of the values of good corporate governance ( "GCG") which follows the highest standards (best practices), in order to provide a strong foundation to continue to grow sustainably in the future. Good governance at the operational level is very important to be able to maintain the achievement of the target in the medium term and long term.

BOC is confident that a strong commitment on the implementation of GCG could encourage the creation of healthy companies and adherence to ethics, rules and regulations in place.

Implementation of GCG of Company received recognition from several independent parties. During the 2015 Telkom received some prestigious awards that include: Indonesia Sustainability Reporting Award (ISRA), The Best State Owned Enterprise of the IICD and the Annual Report Award (ARA). The Company is expected to continuously strengthen its governance practices in accordance with the best standards that exist to ensure the company is well managed and accountable.

Views on Committee Performance under the Board of Commissioners

In carrying out its oversight function, the Board of Commissioners is assisted by three committees, namely the Committee on Evaluation and Monitoring Risk Planning (KEMPR), the Audit Committee, and Nomination and Remuneration Committee, which has worked well and gave full support to the Board so that the Board can perform its duties and function to supervise the Board of Directors for 2015. The Board also provides advice and input to the Board of Directors to ensure that the business strategy and governance is conducted well. Supervision and inputs by BOC is delivered through KMPR, the Audit Committee, and the Nomination and Remuneration Committee.

These committees have run its course in accordance with the duties and responsibilities effectively by carrying out a systematic review of management processes on the activities of the corporation.

In order for the three committees to perform tasks and functions better in the future, the Board of Commissioners gives encouragement to the members of the Committee to continue to updating their knowledge about the industry, business and technology in the field of telecommunications.

In 2015 there has been a change in the composition of the Board of Commissioners. General Meeting of Shareholders ( "GMS") approved the honorable dismissal of Mr Johnny Swandi Sjam and Virano G Nasution as Independent Commissioner and Mr. Imam Apriyanto Putro as Commissioner. The GMS then appointed Mr. Rinaldi Firmansyah and Mrs. Pamela Johanna Pamiyati Waluyo as Independent Commissioner and Mr. Margiyono Darsasumarja as Commissioner. Furthermore, the composition of Board of Commissioners of the Company as of April 17, 2015 is as follows:

Hendri Saparini	: President Commissioner
Hadiyanto	: Commissioner
Dolfie Othniel Fredric Palit	: Commissioner
Margiyono Darsasumarja	: Commissioner
Parikesit Suprapto	: Independent Commissioner
Rinaldi Firmansyah	: Independent Commissioner
Pamiyati Pamela Johanna	: Independent Commissioner

Goals for the Future

Board of Commissioners believes that Telkom should strengthen synergies between subsidiaries to create a more efficient operational performance, given the increasingly competitive telecommunications industry in the future. The Company must continue to grow, so investing in infrastructure development should be done consistently, effectively and efficiently. Mobile business unit as a major contributor of the Company to be further strengthened by aggressively growing its digital business segments. Development of Indonesia Digital Network connectivity should be able to reduce the gap so as to bring greater benefits for the nation of Indonesia. Furthermore, Telkom must also prepare well to grow its business by expanding and representing Indonesia in the Asia region.

Appreciation to Stakeholders

On this occasion, the Board expressed its gratitude and highest appreciation to Mr. Johnny Swandi Sjam, Mr. Virano G Nasution and Mr. Imam Apriyanto Putro who has carried out duties as a Commissioner, and fulfilled their roles and contributions to the Company during their tenure.

The outstanding performance throughout 2015 will not be achieved without the hard work of the Board of Directors, management and all employees of Telkom, and of course to the trust and support of our shareholders, customers and business partners. On behalf of the Board of Commissioners, we deliver the highest appreciation for their hard work, dedication, commitment and contribution that has been poured by the Board of Directors, management and all employees of Telkom throughout 2015. Hopefully, this good performance will increasingly push us to carve a better performance in 2016.

Jakarta, March 28, 2016

Hendri Saparini

President Commissioner

REPORT OF THE PRESIDENT DIRECTOR

The honorable shareholders and stakeholders,

On behalf of the Board of Directors of PT Telkom Indonesia (Persero) Tbk, allow us to deliver the Company management report, the main programs, and the important achievements in 2015.

Macroeconomic and Telecommunications Industry Conditions in 2015

In the midst of slowing down global economy in 2015, Indonesian economy can still grow by 4.8%. While this figure is slightly lower than the previous year’s growth, this is still better than the growth of other countries in the region. Indonesian economy can sustain the impacts of the global economic slowdown because more than half of the GDP is contributed by domestic consumption, such as the purchase of food and beverages, fashion ítems, automotive, housing, health, and telecommunications items.

The telecommunications industry grows by a commandable 9%, almost twice the GDP growth figure. This shows that the need for telecommunication and access to information has become part of the basic needs of Indonesians, such that the consumers will still purchase telecommunications services despite the weakening of purchasing power due to several factors including the reduction of the fuel subsidy in the end of 2014 and the continued weakening of commodity prices.

The trend of shift from legacy services (voice and SMS) to data services is continuing rapidly, pushed by the decline in the cost of smartphone and the growing youth segment. Data traffic grow by more than 100% YoY, while SMS Service traffic declines by more than 10%. In the future, this trend is expected to continue, considering that the smartphone penetration in Indonesia is still relatively low at less than 40%, coupled with the low data consumption, so the growth in the telecommunications industry would be driven by the growth in data services.

One of the main challenges faced by the telecommunications industry is the increase of the use of over the top (“OTT”) services substituting voice and SMS services, with the increasing number of smartphone user. This is not only happening in Indonesia, but also in developed countries where the smartphone penetration is high. Due to this, telecommunications operators must have a business model that includes collaboration with OTT player.

In the fixed line segment, thoughout 2015 we see the increase of the fixed broadband services, especially in the big cities, marked by the emergence of new players. Indonesian consumers are realizing the need for high quality internet connection at home. Currently the fixed broadband penetration in Indonesia is still low at 6% of households. We are confident that this segment will grow rapidly in the future, along with the grow of the Indonesian middle class.

Strategic Work Programs

In 2015, Telkom continued with the Three Main Programs that were initiated two years ago to maintain sustainable growth. The three Programs are maintaining Telkomsel’s double digit growth, pushing the digital business through Indonesia Digital Network, and developing and expanding international business.

Telkomsel has a very strategic role considering its contribution of Telkom’s revenue, therefore it is important for us to ensure that Telkomsel have performed well. We invested the majority of capital expenses to push Telkomsel’s performance and to ensure that the capacity and quality of Telkomsel’s network can provide prime customer experience, especially in data services. We also have an initiative to create a synergy in network optimization at Group level to improve efficiency at both Telkom and Telkomsel.

Meanwhile, Indonesia Digital Network or IDN  consists of id-Access, which is a fiber optic-based broadband to homes, id-Ring  which is the fiber-based broadband highway with national scale as backbone, and id-Convergence  which is the high capacity data center integrated with Telkom network, and is the infrastructure foundation to support data services in celular or fixed line business. We are confident that a broadband network infrastructure that is superior in terms of coverage, capacity and capability will provide the best experience for Telkom’s customers.

In relation to the third strategic program, Telkom has launched several initiatives to increase its footprint regionally, including by developing and expanding businesses in 10 countries with various business models with measured risks and are aligned with Telkom’s overall strategy.

Company Performance in 2015

In 2015, Telkom booked a very good financial performance. The consolidated revenues amount to Rp102.47 trillion, grew by 14.2% and for the first time surpassed the Rp100 trillion. The main driver of Telkom revenue growth is the data, internet & IT segment

(excluding SMS), which grew by 37.5%. This segment contributed 32% to Telkom’s total revenue, a significant increase from last year’s 26%. This is a sign that the Company is on the right track to be a digital company.

The Company recorded a high EBITDA growth of 12.6% to reach Rp51,415 billion with a superior EBITDA margin of 50.2% while there is an operational cost pressure with the infrastructure deployment and business expansion in the cellular and fixed line segments. Operational costs raised by 15.8% to become Rp70,052  billion in 2015.  Meanwhile the company’s net income increased by 7.0% to become Rp15,489 billion.

Operationally, Telkomsel strengthened its dominance in the celular market with 152.6 million customers, increased 8.6% compared to previous year. To improve customer experience, especially in data services, Telkomsel continued its network strengthening from capacity and outreach sides. Throughout 2015 Telkomsel built 17,869  BTS such that at the end of 2015 Telkomsel has 103,289 BTS or up 20.9%, from the previous year, where half of the BTS are 3G/4G BTS. This effort results in more than 100% increase in data traffic to reach 492.2 Petabytes. Telkomsel also continues to improve its 4G LTE network outreach, such that in 2015 Telkomsel has offered 4G LTE services in 14 cities.

For fixed line, starting in 2015, Telkom is committed to rejuvenate its fixed line business by launching IndiHome triple play, a product that offers 3 services simultaneously, which are the fixed line phone, high speed internet, and IPTV, all fiber optic-based. Telkom agressively builds its network such that at the end of 2015 it has 10 million homes-passed fiber, as well as 1 million IndiHome customers in 12 months since launching.

At the same time, we also strengthened our backbone fiber network that connects all regions in Indonesia. In November 2015, we have completed the Sulawesi Maluku Papua Cable System Project (“SMPCS”) that narrows the digital gap in the Eastern Indonesia. At the end of 2015 we have 81,895  km backbone fiber network that connects Aceh to Papua.

To support the infrastructure strengthening, Telkom consistently allocates high capital expenditure. This is because the data services, mobile and fixed line, is still growing. Throughout 2015, we spent Rp26.4 trillion or 26% of our revenue to build infrastructure with the focus of supporting data services.

Telkom’s excellent financial and operational performances are appreciated by the capital market. Troughout 2015, Telkom’s share Price increased by 8.4%, far beyond the growth of the composite index that grew by negative 12.1%, and on December 31, 2015, Telkom’s share Price reached Rp3,105 or amounting to market capitalization of Rp313 trillion. Telkom placed at third position in terms of market capitalization size at the Indonesia Stock Exchange (“IDX”) with a market share of 6.7% of IDX’s total capitalization.

Company Prospect

We are confident that telkom has a good business prospect and will be able to grow sustainably. The source of growth in the future will be data services, including the celular and fixed line segments.

In the past few years, Telkom consistently invested in telecommunications infrastructure based on broadband, be it backbone or access, celular or fixed line for domestic or global. This reflects the focus of Telkom’s future business which is to provide the best data or broadband experience for customers.

Indonesia’s data service is still at growth cycle with a huge potential. In cellular segment, the number of smartphone user is still low with penetration of around 40% out of total Telkomsel’s customer, but with a high growth of number of smartphone user at more than 50% YoY. Average monthly data consumption by smartphone user is still relatively low at around 800 Mb, lower than in the developed markets. In the future, the combination of the growth of smartphone user and the increase in data consumption will result in higher data traffic. Last year the growth of celular data traffic reached 110%. Meanwhile, Telkomsel will also expand the range of services of its 4G LTE network to 40 cities in Indonesia and this will further increase data use by our customers.

In legacy service, we are still striving for growth using pricing strategy based on cluster, with reliable IT infrastructure. While the growth is limited, the revenue from legacy services is still dominant with contribution more than 60%. Meanwhile, around 60% of Telkomsel customers are still using 2G or feature phone.

Growth potential also comes from the fixed line business, especially fixed broadband. We are aggressively building our fiber-based network, and at the end of 2015 we have 10 million fiber home-passed. We are also striving to monetize the fiber network by empowering out fiber technician resources, in terms of quantity and capacity. With IndiHome triple play product, we hope to accelerate the monetization of the fixed broadband network.

We are still looking for business opportunities regionally that has strategic alignment to our portfolio and can add value to Telkom as a whole. We plan to expand and develop prospective business opportunities as well as exploring profitable business models. In developing international business, we open the possibility for inorganic growth. We need to ensure that acquisition of prospective companies are done prudently in measured scale and by considering value addition versus risks.

Starting in 2016, we plan to utilize our property assets in a more systematic and structured manner. Telkom has more than 14 million square meters of land across Indonesia. We are confident that with the right business model, the assets will be able to provide more benefits to the company.

Corporate Governance

We endeavor to continuously improve the implementation quality of our good corporate governance (“GCG”). We use 2015 as the year of implementation of GCG culture. By using GCG principles as norms in daily operation, we hope that the quality of GCG implementation will continue to be maintained.

We continue to improve our policies and GCG supporting system infrastrcutures through new initiatives to enhance the implementation quality of GCG, through the three pillars of Strengthening of Governance Structure, Process Strengthening, Governance and Culture Strengthening.

We also always improve the implementation of the Enterprise Risk Management (ERM) by improving the policies and the risk management framework. Until today, we require all staff and our subsidiaries staff to sign Integrity Pact every year. We also continuously improve the IT governance as well as the internal control to ensure the reliability of financial statements. Since 2011, we started adopting the International Financial Reporting Standards (IFRS) as an implementation of our GCG.

Throughout 2015, we have received awards from various independent parties as acknowledgements to the implementation of GCG at Telkom, including Indonesia Good Corporate Governance Award – Excellence for Infrastructures, Utilities and Transportation Companies from  Economic Review, IICD Award - The Best Owned State Enterprise from the  Indonesian Institute for Corporate Directorship (IICD), Annual Report Award - 3rd winner Listed Non-Financial State-Owned Enterprises from the Financial Services Authority (OJK), the Indonesia Stock Exchange (IDX), and the National Committee for Governance Policy (KNKG), Best Listed Companies Award - Top Performing Listing Companies 2015 from Investor Magazine, and Indonesian Sustainability Reporting Award 2015 from the National Center for Sustainability Reporting (NCSR).

Corporate Social Responsibility

We fully realize that Telkom is an inseparable part of the communities, such that we always endeavor to contribute to our communities and to the environment wherever we operate. We believe that the best form of contribution is by empowering the communities with a directed approach to foster mutually beneficial relationships.

In practice, we align Telkom’s corporate social responsibility (“CSR”) strategy with the company’s vision and mision and the business portfolio. The CSR theme we have used is “Telkom Indonesia for Indonesia” with the objective of enlightening the society through activities based on the three main pillars of Telkom CSR, which are development of digital environment, society, and economy.

The scope of Telkom CSR is focused on the three main area, which are social, environmental, and economic activities. The social activities are focused on the improvement of the quality of education and the provision of educational infrastructures, preservation of religious, art, and sport values, support to preservation of national culture, and support to improve te quality of health of the communities. Environmental activities are focused on humanitarian and disaster relief programs and environmental preservation initiatives. Economic activities are focused on community empowerment, improvement of knowledge and skills, provision of value add to all Telkom’s stakeholders, provision of communication infrastructures and general information, development of SMEs, and development of digital creative industry.

Human Resources Development

Human resources (HR) is the company’s most important asset. The advance or setback of a company is determined by the quality of its human resources, at management and staff levels.

At Telkom, we developed a planned and structured HR development program. We prepared a Human Capital Master Plan designed to optimize HR potential at Telkom Group. The development of the Human Capital Master Plan is done in integrated manner referring to the annual, medium term and long term corporate plans, and is aligned to the business strategy of each entity under Telkom Group. The development of the Human Capital Master Plan is also based on the accurate and measured human resources supply and demand analysis, using reference data from the telecommunication industry.

In the HR management strategy, we emphasize on harmonizing the quantity and competence of the HR to be aligned with our business portfolio what is now focused on the digital business. It is our commitment to always improve the synergy and efficiency between entities under Telkom Group and to instill on the values and cultures that have been set.

Corporate Culture

We uphold the Telkom Way, which is a belief system and a reference for all Telkom’s staff, as well as the supporting pillar of the corporate culture that includes three elements, which are: the Philosophy to be the Best that includes the philosophies for all staff to be the best; the Principles to be the Star that includes the principles to be a stellar individual with three values Solid, Speed, Smart (3S), and the Practices to be the Winner which is the standard of best practices to be a winner. Telkom Group’s organizational culture is developed based on eight elements, Spirituality, Style, Shared Values, Strategy, Staff, Skill, System and Structure (8S).

Change of the Board of Directors Composition

Throughout 2015, there has been no change in the composition of the Board of Directors. Since December 19, 2014, the composition of the Board of Directors is as follow:

Alex J. Sinaga                                   :     President Director

Indra Utoyo                                      :     Director

Abdus Somad Arief                        :     Director

Heri Sunaryadi                                 :     Director

Herdy Rosadi Harman                   :     Director

Dian Rachmawan                           :     Director

Honesti Basyir                                 :     Director

Muhammad Awaluddin                :     Director

Acknowledgment

On behalf of the Directors, we would like to thank all the stakeholders, Board of Commissioners, and all the staff for all their hard work and the extraordinary performance. We would also like to thank our customers and company partners who have supported us throughout the year.

Subsequently, we will present the Company performance and achievements in 2015 comprehensively in the Annual Report that includes the Financial Statements for 2015 that have been audited by the Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) public accounting firm with the opinion that Telkom Consolidated Financial Statements presents fairly in all material respects according to Indonesian Financial Accounting Standards.

Jakarta, March 28, 2016

Alex J. Sinaga

President Director

GENERAL INFORMATION OF TELKOM INDONESIA

TELKOM INDONESIA AT A GLANCE

Telkom is a State-owned Enterprise (Badan Usaha Milik Negara/”BUMN”) that conducts business activities in the field of telecommunications and network services. The shareholders of the Company consist of the Government of the Republic of Indonesia, owning 52.55% of shares, and the general public, owning 47.45% of shares. The shares of the Company are publicly traded at BEI and NYSE, using the TLKM and TLK tickers, respectively.

TELKOM INDONESIA PROFILE

We continue to seek innovation to increase customer experience and develop synergies among all products, services and solutions. Our long-term vision, which was revised in August 2015 as part of corporate strategic planning process to reflect our aspirations to be a more significant player in the digital industry, is to “Be the King of Digital in the Region”. Our mission is to “Lead Indonesian Digital Innovation and Globalization”. In order to achieve such vision and mission, we are undergoing a comprehensive transformation in five aspects: business transformation, human resources transformation, structural transformation, cultural transformation, and infrastructure and system transformation.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and network services
Tax Identification Number	:	01.000.013.1-093.000
Certificate of Company Registration	:	101116407740
Business License	:	510/3-0689/2013/7985-BPPT
Domicile	:	Bandung, West Java
Address	:	Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, Indonesia, 40133
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	147
Website	:	www.telkom.co.id. The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein.
E-mail	:	corporate_comm@telkom.co.id, investor@telkom.co.id
Rating	:	idAAA (Pefindo) for 2012, 2013, 2014 and 2015
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

Based on Government Regulation No.25 of 1991, the status of our Company was converted into a state-owned limited liability corporation ("Persero"), based on the Notarial Deed of Imas Fatimah, S.H. No. 128 dated September 24, 1991, as approved by the Ministry  of Justice of the Republic of Indonesia by virtue of Decision Letter No.C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and as announced in the State Gazette of the Republic of Indonesia No.5 dated January 17, 1992, Supplement to the State Gazette No.210.

Ownership	:	- The Government of the Republic of Indonesia 52.55% - Public 47.45%
Listing on the Stock Exchange	:

Our shares of common stock were listed on the IDX and NYSE on November 14, 1995. Since June 5, 2014, our shares of common stock ceased to be traded on the London Stock Exchange (“LSE”), and since May 16, 2014, our shares of common stock have been deregistered from the Tokyo Stock Exchange.

Stock Code	:	- “TLKM” on the “IDX” - “TLK” on the “NYSE”
Authorized Capital	:	1 Series A Dwiwarna Share and 399,999,999,999 shares Series B
Issued and Fully Paid Capital	:	1 Series A Dwiwarna Share and 100,799,996,399 shares Series B

Offices	:	- 1 Head Office - 7 Regional Division Offices (“Telkom Regional”) and 58 Telecommunication Areas
Service Centers	:	- 572 Plasa Telkom outlets - 2 International GraPARI in Hong Kong and Singapore - 414 GraPARI (including those managed by third parties) - 392 GraPARI Mobile Units
Other Information	:

-    Public Accountant

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited)

-    Securities Administration Bureau

PT Datindo Entrycom

-    Trustee

PT Bank CIMB Niaga Tbk

-    Custodian

PT Kustodian Sentral Efek Indonesia

-    Rating Agency

PT Pemeringkat Efek Indonesia

-    ADR  Depositary

The Bank of New York Mellon Corporation

-    Authorized Agent for Services in the United States of America

Puglisi and Associates

Employee Union	:	The Telkom Employees Union ("SEKAR")

Telkom Indonesia Milestones

1856-1884

On October 23, 1856, the Dutch Colonial Government deployed the first electromagnetic telegraph service operation in Indonesia, which connected Jakarta (Batavia) and Bogor (Buitenzorg). We consider this event to be part of the beginning of Telkom’s history and have thus adopted October 23 as the anniversary of our  “founding”.

In 1884, the Dutch Colonial Government established a private entity, "Post en Telegraafdienst" to provide postal and telegraph services.

1906-1965

In 1906, the Dutch Colonial Government established a government agency to assume control postal services and telecommunications in Indonesia, named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst). In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi ("PN Postel"). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi ("PN Telekomunikasi").

1974

PN Telekomunikasi was turned into Perusahaan Umum Telekomunikasi Indonesia ("Perumtel"), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

1991

Perumtel was transformed into a state-owned limited liability company and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia under Government Regulation No.25 of 1991. Our business operations was then divided into 12 telecommunication regions which was later reorganized in 1995 into seven Divre, namely Divre I Sumatra, Divre II Jakarta and the surrounding areas, Divre III West Java, Divre IV Central Java and Yogyakarta, Divre V East Java, Divre VI Kalimantan, and Divre VII Eastern Indonesia.

1995

On May 26, 1995, we and Indosat established Telkomsel, we conducted our initial public offering on November 14, 1995, with our shares listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the LSE in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

1999

Law No.36 of 1999 on the Elimination of Telecommunications Monopoly, which became effective in September 2000, allowed the entry of new market participants to foster competition in the telecommunications industry.

2001

We and Indosat eliminated joint ownership and cross-ownership in certain companies as part of the restructuring of the telecommunications industry in Indonesia. We acquired Indosat's 35.0% shareholding in Telkomsel, increasing our shareholding to 77.7%. We divested our 22.5% shareholding in PT Satelit Palapa Indonesia, or Satelindo, and 37.7% shareholding in PT Lintasarta Aplikanusa. At the same time, we lost our exclusive rights as the sole operator of fixed line services in Indonesia.

2002

We divested a 12.72% shareholding in Telkomsel to Singapore Telecom Mobile Pte Ltd (“Singtel Mobile”), and decreasing our shareholding in Telkomsel to 65.0%.

We acquired the entire share capital of PINS  in three stages, with 30.0% of the shares acquired on August 15, 2002, 15.0% on September 30, 2003 and the remaining 55.0% on December 31, 2004.

2004

We launched an international direct dialing service for fixed lines with the access code 007.

2005

The Telkom-2 Satellite was launched to replace all satellite transmission services that were previously provided by Palapa B-4, which brought the total of satellite launched by us to eight satellites, including Palapa A-1.

2009

We underwent a transformation from an information telecommunication company to become a Telecommunication, Information, Media and Edutainment ("TIME") company. Our new image was introduced to the public with a new corporate logo and tagline of "the world in your hand".

2010

We completed the JaKaLaDeMa submarine fiber optic cable project in April 2010 which connected Java, Kalimantan, Sulawesi, Denpasar and Mataram.

2011

We commenced the reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, as well as the True Broadband Access project to provide internet access with a capacity of 20 Mbps to 100 Mbps to customers throughout Indonesia.

2012

We increased broadband penetration through the development of Indonesia Wi-Fi as part of our “Indonesia Digital Network” program. We reconfigured our business portfolio from TIME to TIMES (Telecommunication, Information, Media, Edutainment and Services) to increase business value creation.

2013

As of 2013, we have been operating in eight jurisdictions, namely, Hong Kong-Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan and the United States of America.

2014

We were the first operator in Indonesia to commercially launch 4G LTE services in December 2014.

2015

We launched IndiHome, which bundles services consisting primarily of broadband internet, fixed wireline (Home Phone), and interactive TV (Cable UseeTV) services.

AWARDS AND CERTIFICATIONS

AWARDS

MONTH	DATE	AWARDS NARRATIVE
February	February 11, 2015	Telkom received an award in the telecommunication category with an excellent grade in the Excellence Service Experience Award 2015 by Carre CCSL and Bisnis Indonesia Daily.
February 12, 2015

Telkom achieved The Best Achievement Award in Indonesia Best Corporate Transformation Awards 2014 from SWA and WIN International magazine for its success in conducting innovation and transformation in the company.

April	April 29, 2015	Telkom received Golden Partnership Award 2015 from Rakyat Merdeka Online.
May	May 7, 2015	Telkom Corporate University received the Best Overall Corporate University Award in the Global Council of Corporate University Award.
	May 12, 2015	Telkom received the Top Performing Listing Companies 2015 Award in the Best Listed Companies Award in Infrastructure field from Investor Magazine.
June	June 5, 2015	Telkom received the Most Honored Organization of The Year Award in the Asia Pacific Stevie Awards event. Telkom received 11 (eleven) awards, among others Gold Winner and Silver Winner.
June 11, 2015

•    Telkom received the Corporate Image Award in the category of Best Telecommunication Company and Best Internet Provider.

•    Telkom received the Warta Ekonomi’s Living Legend Companies Award 2015 as the company that has the best financial performance in 2014.

June 16, 2015

•    Telkom received the Bisnis Indonesia Award 2015 from Bisnis Indonesia with infrastructure, utility and transportation sector.

•    Best Listed Emiten Award for infrastructure, utility and transportation category, MNC Business Award from MNC Business Channel.

August	August 6, 2015	• Telkom received the Sindo Weekly CSR Award 2015 as Best Programmed Award 2015. • Telkom was included in the Forbes Global 2000 Companies.
	August 13, 2015	Telkom received 1st winner Indonesia MAKE Award 2015, held by Dunamis Organization Services.
	August 25, 2015	Telkom received the Social Business Innovation Award from Warta Ekonomi as Top 10 Social Business Innovation Company 2015.
	August 26, 2015	Telkom received the Indonesia’s Good Corporate Governance Award from Economic Review Magazine.
August 27, 2015

Telkom was selected as the winner for emiten in infrastructure, utility, and transportation sectors in Anugerah Perusahaan Terbuka Indonesia (the Indonesia’s Public Company Award), held by Economic Review.

September	September 5, 2015	Telkom was awarded three times in a row as The Best Company on Marketing, Gold Winner Strategic Marketing and Gold Winner Tactical Marketing.
September 22, 2015

Telkom received 3rd Winner Annual Report Award 2014 for Non Financial Listed State-Owned Public Company from OJK, IDX and National Commission of Governance Policy (Komite Nasional Kebijakan Governance/KNKG).

October	October 1, 2015	TelkomGroup swept 9 (nine) Frost & Sullivan Indonesia Excellence Awards.
	October 9, 2015	Telkom received Marketing 3.0 Awardee of The Year Award from an international institution named Asia Marketing Federation (AMF).

MONTH	DATE	AWARDS NARRATIVE
	October 22, 2015	Telkom achieved 7 (seven) awards in Indonesia Human Capital Study Award 2015 and was rewarded as the best company in human capital management from Dumanis Organization Services.
	October 23, 2015	Telkom achieved the first rank in Indonesia's Top 100 Most Valuable Brands, held by Brand Finance in cooperation with SWA magazine.
	October 25, 2015	Telkom achieved 13 (thirteen) international Stevie Awards from the International Business Award (IBA).
October 28, 2015

Achieved the award of the best winner in the Inspirational PR Program competition in the category of State-Owned Public Company and Local Region-Owned Public Company Corporate Program in The 4th Indonesia Public Relations Awards & Summit (IPRAS) event.

November	November 6, 2015	Achieved 4 (four) awards in the Indonesia Infrastructure Week 2015 event as TOP IT & TELCO 2015.
	November 16, 2015	Telkom achieved Indonesian Institute for Corporate Directorship Award.
	November 25, 2015	Telkom achieved Forbes Indonesia Best of The Best Award 2015 as The Top 50 Companies for 2015.
December	December 16, 2015	Telkom achieved Best Non Financial in Telecommunication and Publication sectors of State-Owned Public Company award from Investor Magazine.
	December 17, 2015	Telkom achieved Good Corporate Governance Award Indonesia’s Most Trusted Companies from SWA and IICG as trusted company based on investors and analysts’s assessment survey.

CERTIFICATION

No	Date	Sertification	Reciever	Given by	Valid until
1	2013	ISO 9001:2008	PT Dayamitra Telekomunikasi (Mitratel)	United Register for System (URS)	2016
2	2013	ISO 9001:2008	Divisi Business Service	TUV Rheinland Cert GmbH	2016
3	2013	ISO 9001:2008	PT Telkom Akses	TUV Rheinland Cert GmbH	2016
4	2012	ISO 9001:2008	PT Finnet	DQS GmbH	2015
5	2012	AS/NZS ISO 9001:2008	PT Administrasi Medika (AdMedika)	Verification New Zealand Limited	2015
6	2012	ISO/IEC 27001:2005	PT Finnet	DQS Gmbh	2015
7	2012	ISO/IEC 27001:2005	Divisi Infratel dan Divisi Access	TUV Rheinland Japan Ltd	2015

SIGNIFICANT EVENT 2015

MONTH	DATE	NARRATIVE OF EVENT HIGHLIGHTS
January	January 15

In order to ensure a successful the 2015 National Selection of State Universities ("SNMPTN"), Telkom cooperated with the 2015 SNMPTN  Committee to facilitate network in the 2015 online SNMPTN  registration service.

February	February 13

Minister of Communication and Informatics, Rudiantara, together with the Ambassador of the United States to Indonesia, Robert O. Blake, officially announced the Program of Social Media for Social Good in Jakarta Digital Valley.

February 18

Telkom held 18 (eighteen) Broadband Port in 2015 for support Indonesian Maritime. This is in line with the government program to support Indonesia into an independent, advanced and powerful maritime country.

February 26

In order to support Indonesia’s digital creative industries and with its readiness for market expansion, Telkom launched Indigo Incubator for new startups and "Indigo Accelerator" for digital startups.

March	March 3

Telkom supported the Universitas Terbuka Service Center (SALUT) by fostering cooperation in the information and communication technology based educational facility and infrastructure development of the Open and Distance Learning University (PTTJJ).

April	April 1

The Indonesia-US Submarine Cable Communication System (SEA-UAS) is commenced that will connect five regions, namely Manado in Indonesia, Davao in the Southern Philippines, Piti in Guam, Honolulu in Oahu Island of Hawaii, Los Angeles - California in the United States.

	April 19	Telkom supported the successful 60th Anniversary of the Asia-Africa Conference, which took place on 19 – 24 April 2015 by providing world-class ICT services.
May	May 3	Telkom improved the infrastructure in the eastern region of Indonesia by building 345 km long of Luwuk Tutuyan Cable System, connecting East Sulawesi and North Sulawesi.
May 10

President Joko Widodo officially launched development project of optical fiber broadband backbone network infrastructure of the Sulawesi, Maluku, Papua Cable System (SMPCS) in Manokwari, West Papua. This submarine cable development is Telkom’s gift in improving Indonesia through fair distribution of information and communication throughout the country that stretches from west to east.

June	June 5

Telkom, through its subsidiary, Telin, develop data center and telecommunications hub located in Singapore. This construction through Groundbreaking Ceremony was inaugurated by Indonesian Minister of SOE, Rini M. Soemarmo and Senior Minister of State (Trade and Industry) Singapore, Lee Yi Shyan in Jurong, Singapore.

July	July 16

Telkom prepared infrastructure and excellent services, by establishing the 2015 TelkomGroup RAFI Post as part of the 2015 TelkomGroup SiagaRAFI for the Lebaran’s homecoming momentum of 2015. Through this program, the Minister of Communication and Informatics and the CEO of TelkomGroup also monitor Telkom services prior to Eid Al-Fitr.

August	August 17

Telkom with SOE in West Java held CSR activities, inline with Ministry of SOE program “BUMN Hadir untuk Negeri” in commemoration of the 70th Independence Day of RI. The various activities were held including green walk, outdoor cinema (layar tancap), recycling and clean environment (Dalang Bersih), veteran house renovation, free medical treatment and 70th Independence Day ceremony

August 19

Telkom Group Synergy launched International Remittance Services in Timor Leste, with the signing of the Tripartite cooperation between Telkomsel, Finnet Indonesia and Banco Nacional de Commerio de Timor Leste (BNCTL) by providing cash to cash and cash to bank remittance services.

MONTH	DATE	NARRATIVE OF EVENT HIGHLIGHTS
September	September 10

Telin Malaysia, as one of Telkom subsidiaries, launched Kartu As 2 in 1 at Kuala Lumpur. Telin Malaysia cooperating with Malaysia mobile operator, Umobile, for serving Indonesian community in Malaysia. Kartu AS 2 in 1 is aimed to assist Indonesian migrant workers (TKI) in Malaysia in communicating with more competitive rates.

September 15

PINS, as a subsidiary, in cooperation with T-System supported the modernization of airports in Indonesia in an effort to provide world-class service system. This collaboration provides ground-handling system at airports by improving Airport Management System solution.

	September 17	Telkom, through its subsidiary, Telkom Telstra, launched the first customer experience center (CEC) services in Indonesia by demonstrating the managed solutions service.
October	October 19

Telkom in cooperation with IT Code4Nation forum held Hackathon Merdeka 2.0, which was initiated by Code4Nation in Bandung Digital Valley. This event took place simultaneously in 28 cities in Indonesia in a form of a competition to create applications that utilize information technology advancement to solve national problems.

November	November 19

Telkom Group as a consortium member in the South East Asia – Middle East -Western Europe 5 (“SEA-ME-WE 5”) submarine cable system deployed submarine cables at Cable Landing Station in Puak Dumai beach. SEA-ME-WE 5 submarine cables system was planned to be ready for operation in November 2016.

November 25

The President Director of Telkom rang the Closing Bell of the Wall Street Trading floor. Telkom is committed to keep being a multi listing company by celebrating 20 years anniversary of its first stock recording in New York Stock Exchange (NYSE). Closing bell ceremony at the NYSE was attended by the President Director, Alex J. Sinaga, and the Board of Commissioners as well as the Board of Directors, in addition to the NYSE officials and The Bank of New York Mellon.

December	December 7

Strengthening the maritime defense of Poros Maritim Program, Indonesian Navy encouraged us in developing satellite system with VSAT backbone. The development of the Indonesian Navy satellite system was aimed for KRI ships, outer island and soldier who conducted operations and practices.

December 18

Telkom boosted customer confidence by achieving 1 Million of IndiHome. Towards the end of 2015, IndiHome won the trust of more than 1 million subscribers, which has so far reached 930,000 new customers from all over Indonesia throughout the year.

CORPORATE IDENTITY TELKOM INDONESIA

LOGO

The Company’s new logo was established by virtue of Company Regulation No. PD.201.03/2014 regarding New Corporate/Brand Identity dated 20 June 2014.

Tagline: The world in your hand

“The world in your hand” conveys the message that Telkom aims to make accessing the world easier and more fun.

Logo Meaning

Referring to Telkom’s corporate philosophy, namely Always the Best – a basic conviction to always provide the best in any work conducted and to always enhance common place conditions into better ones, which ultimately will shape the Company into the best telecommunications enterprise.

Philosophy behind the Colors

Red – Courage, Love, Energy, Persistence

Reflects our ever-optimistic spirit and our courage to face challenges.

White – Innocence, Peace, Light, Unity

Reflects our spirit to always provide the best for the nation.

Black – Basic Color

Reflects determination.

Gray – Transitional Color

Reflects technology.

VISION AND MISSION

Our vision and mission is stated in our long-term plans, as approved by the Board of Commissioners on August 7, 2015.

Vision                  Be the King of Digital in the Region.

Mission               Lead Indonesian Digital Innovation and Globalization.

Telkom is currently transforming itself towards being a digital company, to become the King of Digital, with respect to the airwaves through its cellular business, land through its Fiber to the Home program, and the sea through its Submarine Broadband Highway program and strong regional footprint. Regional, in this regard, refers to the Asia Pacific region, including Southeast Asia, East Asia, South Asia and Australia.

To become a reliable digital Company, we are transforming human, cultural and organizational resources in order to lead digital innovation in Indonesia and to lead Indonesia towards globalization.

CORPORATE STRATEGY

1.       Directional Strategy

We have undertaken a sustainable competitive growth strategy to support and increase the capitalization of our market. In a dynamic industrial environment, we seek to implement a competitive growth strategy through remarkable way with a variety of breakthrough innovations, in order to reach our capitalization growth targets.

2.       Portfolio Strategy

Our Portfolio Strategy is our strategy for the development of the digital TIMES Telkom Group portfolio synergistically to provide seamless convergence focused on providing value to our customers through customer facing units/business segments (“CFUs”).

3.       Parenting Strategy

In order to support more effective business growth, we will continue to conduct strategic control, in order to establish a more targeted and synergic control of our subsidiary companies.

In order to ensure that our business transformation is conducted in a smooth and comprehensive manner from the corporate to the functional levels, we are implementing a tiered strategy development model. Our corporate strategy which was revised in 2015 was prepared after  conducting a strategic situation analysis, and strategy formulation, strategy implementation, strategy evaluation and control.

CULTURAL VALUES

The System and Cultural formulations shall be further developed in accordance with prevailing business demands and changes, in the effort to realize our vision to continue achieving progress, to be more loved by our customers, to be more competitive amidst industrial completion and to continue to be a role model Company. Since 2009, the Company has undertaken a new corporate cultural transformation known as “The Telkom Way”. The subsequent cultural development has been undertaken since 2013 through the establishment of the Telkom Group Leadership and Corporate Culture Architecture (“AKBP”), designed to standardize and harmonize the leadership and corporate culture patterns.

The Telkom Group Leadership and Corporate Culture Architecture consists of:

Telkom Corporate Philosophy	:	Always the Best
Telkom Leadership Architecture	:	Lead by Heart, Managed by Head
The Telkom Way	:	Basic Belief – (Integrity, Enthusiasm, Totality)
Core Values – (Solid, Speed, Smart)
Key Behavior – (Imagine, Focus, Action)

Telkom Corporate Philosophy: Always The Best

Corporate Philosophy: “Always the Best” serves as the foundation of a Telkom individual’s mindset (basic belief) to always do the best in all work conducted.

“Always the Best” is a basic belief to always be the best or to always provide the best. “Always the Best” require all Telkom Group individuals to have integrity, enthusiasm, and totality.

Telkom Leadership Architecture: Lead by Heart, Managed by Head

The Leadership Architecture consists of three core components known as ‘3P’, namely philosophy, principle and practice.

The Leadership Philosophy “to be the Best” (always be the best) is a commitment that must be ingrained in a Leader, by creating harmony between Heart and Head (‘2H’) and synergy between Spirit and Strategy (‘2S’).

The Leadership Principle “to be the Star” is a reflection of the philosophy ingrained in a Leader as a strong foundation to act. “Lead by Heart”: to lead people (one self and others). “Managed by Head”: to manage the business and organization.

The Leadership Practices “to be the Winner” is a behavioral standard consisting of the ideal practices of a leader, winner or the manifestation of principles implemented with the aim to achieve a common goal, namely to be a winner.

The Telkom Way

The Telkom Way is a strong corporate culture that serves as a reference for Telkom Group individuals in the way they think and act on a daily basis that contains the ‘3P’ core components, namely philosophy, principle and practice.

Philosophy “to be the Best: Always the Best”

The Philosophy of “Always the Best” is a basic belief that consists of basic philosophies for Telkom Group individuals to become the best individuals, which is the essence of the Company’s corporate culture, serving as a foundation for the values and behavior of each and every Telkom Group individual, putting forward integrity, enthusiasm and totality.

The “To be the Star: Solid-Speed-Smart” (‘3S’) Principle

The “to be the Star” principle are core values containing basic principle to be a star individual. The “to be the Star” principle consists of three core values known as 3S: Solid, Speed, Smart.

Solid refers to the creation of one heart (a pure heart), one mind, and one resolve. “Solid” is an elaboration of the first “Always the Best” element, namely integrity.

Speed refers to conducting work in a timely manner. “Speed” is an elaboration of the second “Always the Best” element, namely enthusiasm.

Smart refers to the manner of conduct, thinking and acting in a smart way in conducting work by using sharp intuition, rational thinking through creativity and innovation, that results in further innovations, and exercising through impressive actions. “Smart” is an elaboration of the third “Always the Best” element, namely totality.

Practices “to be the Winner: Imagine-Focus-Action”

Practices “to be the Winner” is behavioral standards that consist of ideal practices conducted with the aim of becoming a winning individual by continuing to implement IFA: Imagine, Focus, Action.

ARTICLES OF ASSOCIATION

Articles of Association of the Company ("Articles of Association") has been registered under the Limited Liability Company Law No.1/1995 and has been approved by the Ministry of Justice of the Republic of Indonesia based on the Decree of Ministry of Justice No.C2-7468.HT.01.04.Th.97 of 1997. In connection with the issuance of the Limited Liability Company Law No.40/2007, which replaced the Limited Liability Company Law No.1/1995, the Company has adjusted its Articles of Association and has been approved by the Ministry of Law and Human Rights of the Republic of Indonesia based on the Decree of Ministry of Justice and Human Rights No.AHU.46312.AH.01.02/2008 dated July 31, 2008 and was registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Appendix Official Gazette No.20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to (i) certain adjustments as required under OJK rules and MSOE rules, (ii) the expansion of our allowed principal business activity and company supporting, (iii) the addition/expansionof the special rights  of Series A Dwiwarna Stockholders, (iv) the change in certain of restrictions to the authority of our Directors with respect to measures of the Board of Directors which require the approval of Board of Commissioners and (v) action of perfecting of redaction and systematical of our Articles  of Association which related to increase subtance of Articles  of Association. This last amendment was accepted and approved by the Ministry of Law and Human Right in its Letter No.AHU-AH.01.03-0938775 dated June 9, 2015 and Decision No.AHU-0936901.AH.01.02.Th.2015 dated June 9, 2015.

PRODUCTS AND SERVICES

The Company continues to innovate in sectors other than telecommunications and to build synergy among all of its products, services and solutions. Based on our business portfolio, we have classified our products and services into six categories, namely:

Telecommunication

We provide mobile services (mobile legacy, such as voice and SMS, and mobile broadband), fixed services (fixed voice and fixed broadband), interconnection and international traffic services (wholesale - interconnection and international business), network infrastructure (satellite and tower).

Information

Information services offer digital enterprise that consists of the ICT platform (enterprise connectivity, IT services, data center & cloud, BPO/business process outsourcing, and devices/hardware), and the smart enabler platform (payments, digital advertising, and big data & other smart enablers).

Media and Edutainment

Media and Edutainment services offers consumer digital services that includes video/TV, mobile digital (such as games and music), and property.

Trademarks, Copyrights, Industrial Designs and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents with the Directorate General of Intellectual Property Rights (“Ditjen HKI”) at the Ministry of Law and Human Rights.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

The following table lists the applications that we have submitted to apply for registration in 2015:

No	Title	Application No.	Application Date
1	IndiHome Store	J002015030929	July 15, 2015
2	IndiStore	J002015030928	July 15, 2015
3	100% Fiber	J002015030927	July 15, 2015
4	Triple Play	J002015030930	July 15, 2015
5	Indihome 100 Mbps	J002015030932	July 15, 2015

We did not submit or apply to register any copyrights  or patents in 2015.

TELKOM INDONESIA MANAGEMENT

COMPOSITION OF THE BOARD OF COMMISSIONERS AND THE BOARD OF DIRECTORS

In accordance with the resolution of the Extraordinary General Meeting of Shareholders (“EGMS”) of Telkom dated December 19, 2014, the composition of the Board of Commissioners and the Board of Directors of PT Telkom Indonesia (Persero) Tbk is as follows:

Board of Commissioners

Hendri Saparini                                                    : President Commissioner

Imam Apriyanto Putro                                       : Commissioner

Hadiyanto                                                            : Commissioner

Dolfie Othniel Fredric Palit                                : Commissioner

Parikesit Suprapto                                               : Independent Commissioner

Johnny Swandi Sjam                                          : Independent Commissioner

Virano Gazi Nasution                                         : Independent Commissioner

Board of Directors

Alex J. Sinaga                                                       : President Director

Indra Utoyo                                                          : Director

Muhammad Awaluddin                                     : Director

Honesti Basyir                                                     : Director

Heri Sunaryadi                                                     : Director

Abdus Somad Arief                                            : Director

Herdy Rosadi Harman                                       : Director

Dian Rachmawan                                                : Director

In accordance with the resolution of the Annual General Meeting of Shareholders (“AGMS”) of Telkom dated April 17, 2015, the composition of the Board of Commissioners and Board of Directors of PT Telkom Indonesia (Persero) Tbk has been amended as follows:

Board of Commissioners

Hendri Saparini                                                    : President Commisioner

Dolfie Othniel Fredric Palit                                 : Commissioner

Hadiyanto                                                             : Commissioner

Margiyono Darsasumarja                                  : Commissioner

Rinaldi Firmansyah                                             : Independent Commissioner

Parikesit Suprapto                                               : Independent Commissioner

Pamiyati Pamela Johanna Waluyo                   : Independent Commissioner

Board of Directors

Alex J. Sinaga                                                       : President Director

Heri Sunaryadi                                                     : Director

Indra Utoyo                                                          : Director

Muhammad Awaluddin                                      : Director

Honesti Basyir                                                     : Director

Herdy Rosadi Harman                                         : Director

Abdus Somad Arief                                            : Director

Dian Rachmawan                                                 : Director

TELKOM’S ORGANIZATIONAL STRUCTURE

In order to synchronize our organizational structure with our business character as well as with the dynamic business challenges we face in 2015, we revised our organizational structure to achieve structure alignment with our business portfolios. Our revised organizational structure reflects our organizational management categorized by product/business portfolio (encompassing digital products and legacy product), customer portfolio (encompassing the consumer, enterprise, wholesale and international segments), function and/or territory.

The following diagram sets forth our internal organizational structure as of December 31, 2015.

The following table sets forth the functions and authority of our directorates.

Directorate	Function and Authority
Consumer Service Directorate (“CONS”)

Focuses on the management of consumer product planning, consumer relationship management, consumer marketing and sales, and consumer service supervision, as well as the control of operational territories in all seven Regional Divisions.

The Enterprise and Business Service Directorate (“EBIS”)

Focuses on the management of enterprise planning strategy, enterprise business development, enterprise parenting operation, enterprise performance integration, as well as the management of the Enterprise Services Division, the Business Services Division and the Government Services Division. The Director of Enterprise and Business Service also performs the function of the Chief Operating Officer.

The Wholesale and International Services Directorate (“WINS”)	Focuses on the management of the wholesale and international business segment, as well as the operational control of the wholesale services division.
Directorate of Innovation and Strategic Portfolio (“ISP”)

Focuses on the management of corporate strategic planning, the Strategic Investment Department, the Synergy Department, innovation strategy and the control of operational units under such Directorate, namely the Digital Service Division.

Directorate	Function and Authority
Directorate of Network, IT & Solution (“NITS”)

Focuses on the management of infrastructure and infrastructure strategy and governance, IT strategy and governance, solutions and infrastructure management as well as control of the operational units under such Directorate through the Planning and Deployment Division, Service and Solution Divisions, Service Operation Division, and Information System Center.

The Finance Directorate (“KEU”)

Focuses on the management of finances, namely corporate finance, management accounting, investor relations, financial & logistics policy, risk and process management, and the centralization of financial operations through the finance, billing and collection center units, as well as the operational control of the supply center unit responsible for procurements.

The Human Capital Management Directorate (“HCM”)

Focuses on the management of human resources, in terms of human capital strategic management, human capital development, human capital organizational effectiveness and the centralized operationalization of human resources through the Human Capital Business Partner Center, as well as the operational control of the Telkom Corporate University Center unit, the Indonesia Assessment Center and the Community Development Center.

We have adopted a holding company approach to the management of our Group, which we believe will provide productive flexibility throughout our business entities in accordance with the characteristics of each unit.

In the framework of the implementation of corporate management with holding company characteristics, then:

1.       The role of corporate office is focused on Corporate Level Strategy (directing strategy, portfolio strategy and parenting strategy).

2.       Parenting style is adapted to the characteristics and maturity level of the business entity.

3.       Empowerment of business entities according to their characteristics.

In order to apply the parenting management mechanism to the whole portfolio of our Group, we have established the Board of Executives (BoE), consisting of all of Telkom Directors and the chief executive officers of certain of our business. The BoE serves as a parenting mechanism for our subsidiary companies by placing those companies in four categories, namely the cellular business, the media business, the infrastructure business, and the international business. The cellular business is headed by Telkomsel, the media business is headed Metra, the infrastructure business is headed by TelkomInfra, while the international business is controlled by Telin.

Beginning 2016, we are also undertaking a transformation of our oversight or parenting system, from a formerly core and adjacent product, into a customer facing unit/business segment-based system, which we refer to as CFUs, following our implementation of the new customer or CFU-based parenting system for our Directorate of Enterprise Business & Business Services (“EBIS”) as a pilot project in 2015. Beginning January 1, 2016, we have reorganized our 15 previous portfolios (consisting of nine product portfolios and six customer portfolios), into six product portfolios, mapped onto one or more five CFUs. We are in the process of continuing to reorganize internally to reflect our revised product portfolio and CFU structure.

BOARD OF COMMISSIONERS PROFILE

DR. HENDRI SAPARINI (PRESIDENT COMMISSIONER)

Personal

Born       : Kebumen, June 16, 1964.

Age         : 51 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

President Commissioner, appointed based on the result of Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor of Arts in Economics from Gajah Mada University (1988), Master in International Development Policy from Tsukuba University, Japan, and a doctorate degree in International Political Economy from Tsukuba University, Japan.

Career

Hendri Saparini was a Expert Staff of Minister of Cooperation and SME/Head of Indonesian SME Development Agency, Economic Lecturer on Magister Management Gajah Mada University, Magister Management Faculty of Development Studies Bandung Institute of Technology, Doctoral Program Economic Faculty UMS, Economic Consultant in several financial institutions, Bank Indonesia, and international institution, as well as Managing Director Centre of Reformation (CORE Indonesia).

DOLFIE OTHNIEL FREDRIC PALIT (COMMISSIONER)

Personal

Born       : Kijang, Riau Islands, October 27, 1968.

Age         : 47 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Commissioner, appointed by Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bandung Institute of Technology, 1995

Career

Dolfie Othniel Fredric Palit has served as Executive Director at Yayasan Bumi Indonesia (2001- 2003), Executive Director at the Institute for Strategic Consultant (Strategic Planning) Research Policy and Regional Autonomy - REKODE (2004 - 2009), as a member of the House of Representatives (2009 - 2014), Member of Special Committee Act of Prevention and Combating Money Laundering, Bank Century Supervisory team Member, Member of Budget Committee of the House of Representatives, and Member of the Special Committee of the Law on BPJS.

HADIYANTO (COMMISSIONER)

Personal

Born       : Ciamis, October 10, 1962.

Age         : 53  years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Commissioner, appointed by Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor of Law from the University of Padjajaran, Bandung, Master of Law (LLM) from Harvard University Law School, US, and Doctorate degree in Law from the University of Padjajaran, Bandung.

Career

Currently Hadiyanto also holds the position as the Director General of State Wealth (Kekayaan Negara) at the Ministry of Finance of the Republic of Indonesia. Previously, Hadiyanto had served as the Head of the Legal Affairs Bureau of the Secretary General of the Department of Finance and the Alternate Executive Director of World Bank. In the corporate environment, Hadiyanto served as Chief Commissioner of PT Garuda Indonesia, Tbk (2007-2012) and Chief Commissioner of PT Bank Ekspor Indonesia (2007-2009).

MARGIYONO DARSASUMARJA (COMMISSIONER)

Personal

Born       : Klaten, September 14, 1976.

Age         : 39 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on April 17, 2015.

Education

Law degree from University of Indonesia (2008), Jakarta and Master from Scholl of Law University of Leeds, England (2012).

Career

Media Development Manager, VHR Media, Lecturer of Bakrie University.

RINALDI FIRMANSYAH (INDEPENDENT COMMISSIONER)

Personal

Born       : Tanjung Pinang, June 10, 1960.

Age         : 55 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on April 17, 2015.

Education

Bachelor in Engineer from Bandung Institute of Technology (1985), MBA from IPMI (1988), Doctorate degree in Management from Padjajaran University (2014).

Career

Commissioner of PT. Indosat, Tbk (January 2015), Commissioner of PT. Elnusa, Tbk (Mei 2014), Commissioner of PT. Bluebird, Tbk (September 2013), CEO of PT Telkom Indonesia, Tbk (2007-2012), CFO of PT Telkom Indonesia, Tbk (2004-2007), CEO of PT Bahana Securities (2001-2003).

PARIKESIT SUPRAPTO (INDEPENDENT COMMISSIONER)

Personal

Born       : Surabaya, August 8, 1951.

Age         : 64 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Parikesit Suprapto served as Telkom Commissioners since May 11, 2012.

Education

Bachelor in Corporate Economics from Sekolah Tinggi Manajemen Industri (1980), Master in Economic Development from Indiana University, USA (1990), and doctorate degree in Economic Development from Notre Dame University, Indiana, USA (1995).

Career

Currently serving as commissioner of Indonesian Central Securities Depository. Parikesit Suprapto served as Deputy for Services, the Ministry of SOEs (2010 - 2012), Deputy for Banking and Financing Industry, the Ministry of SOEs (2008 - 2010), and Advisor to the Minister of Cooperatives and SMEs Small Business Sector (2006 - 2008). In the corporate environment, Parikesit Suprapto served as Commissioner of PT Indosat Tbk (2011 - 2012) and Commissioner of PT Bank Negara Indonesia (Persero) Tbk.

PAMIYATI PAMELA JOHANNA W. (INDEPENDENT COMMISSIONER)

Personal

Born       : Jakarta, June 20, 1958.

Age         : 57 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Independent Commissioner, appointed based on Telkom Annual General Meeting of Shareholders (AGMS) on April 17, 2015.

Education

Master degree from University of Tech. Deflt, Netherland (1983)

Career

Corp.Marketing Director Obession Media Group (2014-2015), Assistance to the Director of Sales & Marketing Metro TV (2006-2014), Corporate Public Relation Metro TV& Media Group (2000-2006).

BOARD OF DIRECTORS PROFILE

ALEX J. SINAGA (PRESIDENT DIRECTOR)

Personal

Born       : Pematang Siantar, September 27, 1961.

Age         : 54 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

President Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electrical Telecommunication Engineering of Bandung Institute of Technology and Master of Telematics of the University of Surrey, Guidford-England.

Career

Alex J. Sinaga previously served as President Director of Telkomsel (2012-2014), President Director of PT Multimedia Nusantara (2002-2017), Executive General Manager Enterprise Service Division (2005-2007), Executive General Manager Fixed Wireless Networks Division (2002-2005), Senior Manager Business Performance Regional II Jakarta Division (2002), General Manager Telkom West Jakarta (2000-2002), Senior Manager Telkom West Surabaya(1998-1999) and General Manager Telkom Malang (1997-1998).

HERI SUNARYADI (DIRECTOR)

Personal

Born       : Jember, June 26, 1965.

Age         : 50 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor Degree Faculty of Agriculture from Bogor Agricultural University (1987).

Career

Heri Sunaryadi previously was President Director of PT Kustodian Sentral Efek Indonesia (2013 - 2014), the President Director of PT Bahana Pembinaan Usaha Indonesia (2009 – 2013) and the President Director Bahana Securities (2007-2009).

INDRA UTOYO (DIRECTOR)

Personal

Born       : Bandung, February 17, 1962.

Age         : 54 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014. Indra Utoyo served as Director since February 28, 2007 and had served as Acting President Director by virtue of the BOC No.201/SRT/DK/2014 dated October 31, 2014.

Education

Bachelor of Electrical Telecommunication Engineering from Bandung Institute of Technology and Master Degree in Communication and Signal Processing from Imperial College of Science, Technology and Medicine, University of London, England.

Career

Indra Utoyo has served as Director of Innovation and Strategic Portfolio since 2012, which previously was Director of IT Solutions & Supply Telkom (2007-2012) and Senior General Manager of Information System Center Telkom (2005-2007).

MUHAMMAD AWALUDDIN (DIRECTOR)

Personal

Born       : Jakarta, January 15, 1968.

Age         : 48 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electrical Engineering from Sriwijaya University (1990), Master of Business Administration from European University Antwerp Belgium (1998).

Career

Muhammad Awaluddin has served as Director of Enterprise and Business Service since 2012, which previously was the President Director of PT Infomedia Nusantara (2010-2012). Executive General Manager of the Access Division, Executive General Manager of Divre I Sumatra (2007-2010) and Vice President of Public and Marketing Communications (2005-2007).

HONESTI BASYIR (DIRECTOR)

Personal

Born       : Padang, June 24, 1968.

Age         : 47 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor Degree of Industrial Engineering from Bandung Institute of Technology (1992) and Master Degree of Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Career

Honesti Basyir previously has served as Finance Director of Telkom (2012 - 2014), Vice President of Strategic Business Development Directorate of IT Solutions and Strategic Portfolio Telkom (2012). Vice President Strategic Business Development, Strategic Investment and Corporate Planning Telkom (2010-2012), Project Controller-1 Project Management Office Telkom (2009-2010). Assistant Vice President Business & Finance Analysis Telkom (2006-2009) and Project Management Consultant Garuda Maintenance Facility (1992-1993).

HERDY ROSADI HARMAN (DIRECTOR)

Personal

Born       : Bandung, June 28, 1963.

Age         : 52 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelors Degree of Law from University of Padjadjaran, Bandung, MBA from the Asian Institute of Management Philippines-Institute Management Bandung/Telkom University, and Master of Law (LLM) from American University, Washington DC, USA.

Career

Herdy Rosadi Harman previously served as the Director of Human Capital Management Telkomsel (2012 - 2014), VP Regulatory Management Telkom (2007-2012), Vice President of Legal & Compliance Telkom (2006 - 2007) and General Manager Management Support Telkom (2003-2006).

ABDUS SOMAD ARIEF (DIRECTOR)

Personal

Born       : Sidoarjo, September 25, 1963.

Age         : 52 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor degree of Electrical Engineering of Bandung Institute of Technology and Master of Information and Technology Systems of Bandung Institute of Technology.

Career

Abdus Somad Arief previously was Director of Network Telkomsel (2012-2014), Executive General Manager - Enterprise Service Division Telkom (2009 - 2012), Vice President of Business Development Telkom (2008 - 2009) and Deputy Executive General Manager of the Enterprise Service Division (2007 - 2008). Abdus Somad Arief also been the President Commissioner of PT Pramindo Ikat Nusantara (2011 - 2012) and Commissioner of PT Infomedia Nusantara (2010 - 2011).

DIAN RACHMAWAN (DIRECTOR)

Personal

Born       : Bangil, May 14, 1964.

Age         : 51 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Position and Appointment Basis

Director, appointed based on Telkom Extraordinary General Meeting of Shareholders (EGMS) on December 19, 2014.

Education

Bachelor of Electrical Engineering in Institut Teknologi Sepuluh November and Master of Telecommunication Engineering of University of Bradford, England.

Career

Dian Rachmawan previously was the CEO of PT Telekomunikasi Indonesia International (Hong Kong) Limited (2011-2014), Director of Business and Partnership Development of PT Telkom Indonesia International (2007-2011), Executive General Manager Fixed Wireless Network Division (2005-2007) and General Manager of Telkom South Jakarta (2004-2005).

COMMITTEES PROFILE UNDER THE BOARD OF COMMISSIONERS

The Board of Commissioners, in carrying out its duties, are assisted by several committees under the coordination of the Board of Commissioners, namely: the Audit Committee, the Nomination and Remuneration Committee ("KNR") and the Risk Planning Evaluation and Monitoring Committee ("KEMPR").

1.       THE AUDIT COMMITTEE

The composition of the Audit Committee as established by the Board of Commissioners Decree No.10/KEP/DK/2015 dated September 30, 2015 is as follows:

Membership		Name
Chair	:	Rinaldi Firmansyah (Independent Commissioner)
Secretary	:	Tjatur Purwadi (Unaffiliated External Member)
Members	:	Parikesit Suprapto (Independent Commissioner) Dolfie Othniel Fredric Palit (Commissioner)

Tjatur Purwadi (Secretary/Member)

Personal

Born               : Surabaya, January 28, 1956.

Age                 : 60 years old.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Basis of Appointment

Board of Commissioners Decree No.10/KEP/DK/2015 dated September 30,  2015.

Education

Bachelor’s degree in Accounting from Gadjah Mada University and a Master’s degree in Management from Padjadjaran University.

Career

Before being appointed as secretary of the Telkom Audit Committee, Tjatur Purwadi has worked at Telkom from 1979 to 2012. While working at Telkom, Tjatur Purwadi has held several strategic positions, where he served as Vice President ("VP") of Financial and Logistics Policy and Internal Audit Head. After retiring from Telkom, he has been served as Director Assurance Team of the Tanudiredja, Wibisana & Partners/PwC.

To see the profile of the other Audit Committee members, please refer to "Telkom Indonesia Management – Profile of the Board of Commissioners”.

2.       THE NOMINATION AND REMUNERATION COMMITTEE

The membership composition of the Nomination and Remuneration Committee, in accordance with the Board of Commissioners Decree No.13/KEP/DK/2015 dated December 28, 2015, is as follows:

Membership		Name
Chair/Member	:	Parikesit Suprapto (Independent Commissioner)
Secretary	:	Ario Guntoro (Secretary of the Board of Commissioners)
Members	:

Hendri Saparini (President Commissioner)

Hadiyanto (Commissioner)

Dolfie Othniel Fredric Palit (Commissioner)

Margiyono Darsasumadja (Commissioner)

Rinaldi Firmansyah (Independent Commissioner)

Pamiyati Pamela Johanna Waluyo (Independent Commissioner)

Ario Guntoro (Secretary)

Personal

Born               : Prabumulih, January 27, 1970.

Age                 : 46 years old.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Basis of Appointment

Board of Commissioners Decree No.10/KEP/DK/2013 dated October 4, 2013.

Education

Bachelor of Economics (SE).

Career

Ario Guntoro is a professional with an extensive experience in finance, investment and banking. After working in the national private banking sector from 1994 to 1999 as a Corporate Officer and Brand Manager, Ario Guntoro worked for the Indonesian Bank Restructuring Agency ("IBRA") from 1999 to 2004, where his last position was Assistant Vice President of the HIPA Division. In 2004, he served as a special advisor to PT PPA (Persero). Before being appointed as Secretary, in 2004, he served as the Secretary of the Risk Planning Evaluation and Monitoring Committee (KEMPR) of PT Telkom Indonesia (Persero) Tbk.

To see the profile of the other members of the Nomination & Remuneration Committee, please see "Telkom Indonesia Management - Profile of the Board of Commissioners".

3.       RISK PLANNING EVALUATION AND MONITORING COMMITTEE

The membership composition of the Risk Planning Evaluation and Monitoring Committee, in accordance with the Board of Commissioners Decree No.07/KEP/DK/2015 dated May 12, 2015, is as follows:

Membership		Name
Chair/Member	:	Hadiyanto (Commissioner)
Members	:	Dolfie Othniel Fredric Palit (Commissioner) Margiyono Darsasumadja (Commissioner) Parikesit Suprapto (Independent Commissioner) P. Pamela Johanna Waluyo (Independent Commissioner) Rustanto Hadimartono

All members of the Risk Planning Evaluation and Monitoring Committee (except Hadiyanto, Dolfie Othniel Fredric Palit, and Margiyono Darsasumadja) are external and independent members.

Rustanto Hadimartono (Member)

Personal

Born       : Klaten, July 8, 1959.

Age         : 56 years old.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Position and Basis of Appointment

Board of Commissioners Decree No.07/KEP/DK/2015 dated May 12, 2015.

Education

Bachelor’s degree in Law from Diponegoro University (1982), Master of Laws in International Legal Studies (LL.M.) from the Washington College of Law - American University (1987) and Doctor of Law from Parahyangan Catholic University (2011).

Career

Prior to joining the KEMPR  Committee in the beginning of 2014, Rustanto Hadimartono worked as a civil servant at the Investment Coordinating Board (1983-1992). He then moved to the private sector, working at Marathon Petroleum Indonesia, Ltd. (1992), PT Rothmans of Pall Mall Indonesia (1992-1994), PT Anwar Sierad, Tbk (1994-1997), PT Drassindo Persada Utama (1997-1998), PT Satelit Palapa Indonesia (Satelindo 1998-2003) and PT Indosat, Tbk (2003-2009), respectively. In addition, since 1984 until now, he teaches at several private universities on the subject of law and public policy.

To see the profile of the other members of the Risk Planning Evaluation and Monitoring Committee, please see "Telkom Indonesia Management - Profile of the Board of Commissioners".

EXECUTIVES PROFILE

Position		Name
Senior Vice President Corporate Secretary	:	Afriwandi
Senior Vice President Program Management Office	:	Ikhsan
Senior Vice President Internal Audit	:	Harry Suseno Hadisoebroto
Vice President Corporate Communication	:	Arif Prabowo
Vice President Regulatory Management	:	Henry Christiadi
Vice President Corporate Office Support	:	Hardi Purwanto
Vice President Legal and Compliance	:	Tony Suwarjo
Vice President Enterprise Management Audit	:	Heru Muara Sidik
Vice President Infrastructure and Operations Audit	:	Dani Ramdani
Vice President Support and Subsidiary Audit	:	Budhi Santoso
Vice President Risk and Process Management	:	Jajat Sutarjat
Vice President Investor Relation	:	Andi Setiawan
Vice President Management Accounting	:	Edi Witjara
Vice President Corporate Finance	:	Roby Roediyanto
Vice President Financial and Logistic Policy	:	Agus Hery Prasetyo
Project Director Proyek T – ISCM	:	I Ketut Dody Wirawan
Senior General Manager Finance, Billing and Collection Center	:	Martinus Wisnu Adji
Senior General Manager Supply Center	:	Weriza
Vice President HC Strategic Management	:	Dwi Heriyanto B.
Vice President HC Development	:	Aris Hartoni
Vice President HC Organizational Effectiveness	:	Djonet Hartono
Vice President Telkom Smart Office	:	Ardi Purwanto
Senior General Manager HC Business Partner Center	:	Yul Martin
Senior General Manager Telkom Corporate University Center	:	Danang Baskoro Dwinugroho
Senior General Manager Assessment Center Indonesia	:	Teuku Zilmahram
Senior General Manager Community Development Center	:	Nur Hassim Haji Rusdi
Executive Vice President Strategic Investment	:	Setyanto Hantoro
Senior Vice President Synergy	:	Achmad Sugiarto
Vice President Corporate Strategic Planning	:	Andy Revara
Vice President Innovation Strategy	:	IGN. Wiseto Prasetyo Agung
Project Director Probis TV Video	:	Joddy Hernady
Kapro CFU Transformation	:	Saiful Hidajat
Executive General Manager Digital Service Division	:	Arief Musta’in
Project Director MILES	:	Natal Iman Ginting
Project Director Probis ICT Public Transportation Service	:	Suprayitno
Vice President Enterprise Business Development	:	Ilmianto
Vice President Enterprise Parenting Operation	:	Bagyo Nugroho
Vice President Enterprise Performance Integration	:	Joni Heri
Vice President COO Supervision	:	Devi Alzy
Vice President Enterprise Planning Strategy	:	Wisnu Haryadi
Executive General Manager Business Service Division	:	Yusron Hariyadi
Executive General Manager Government Service Division	:	Mohammad Salsabil
Executive General Manager Enterprise Service Division	:	Siti Choiriana
Vice President Consumer Product Planning	:	Teni Agustini
Vice President Consumer Marketing & Sales	:	Jemy
Vice President Consumer Relationship Management	:	Agus Winarno
Operational Vice President Consumer Service Supervision	:	Sujito
Executive Vice President Telkom Regional I	:	Teuku Muda Nanta
Executive Vice President Telkom Regional II	:	Prasabri Pesti
Executive Vice President Telkom Regional III	:	Suparwiyanto
Executive Vice President Telkom Regional IV	:	Rosyidul Umam Aly
Executive Vice President Telkom Regional V	:	Iskriono Windiarjanto
Executive Vice President Telkom Regional VI	:	Joko Raharjo
Executive Vice President Telkom Regional VII	:	Mohammad Firdaus
Vice President Wholesale & International Development	:	Mohamad Ramzy
Vice President Wholesale & International Voice Service	:	Erik Orbandi
Vice President Wholesale & International Network Service	:	Budi Satria Dharma Purba
Executive General Manager Wholesale Service Division	:	Faizal Rochmad Djoemadi

Position		Name
Vice President Solution	:	Admiral Dasrin
Vice President Infrastructure Strategy & Governance	:	Pramasaleh Hario Utomo
Vice President IT Strategy & Governance	:	Alip Priyono
Project Director Probis Turn Around	:	Suhartono
Executive General Manager Planning & Deployment Division	:	Revolin Simulsyah
Executive General Manager Service Operation Division	:	Nanang Hendarno
Executive General Manager Service & Solution Division	:	Imam Santoso
Senior General Manager Information System Center	:	Halim Sulasmono

TELKOM BUSINESS GROUP

To perform a business portfolio according to the principles of good corporate governance and best practices, as well as with regard to the provisions of legislation in force, Telkom Group formed a Board of Executive ("BOE"), facilitating parenting mechanism towards subsidiaries. Subsidiaries are divided into category, the cellular business coordinated by Telkomsel, media coordinated by Telkom Metra, infrastructure coordinated by Telkom Infra, and international coordinated by Telin.

TELKOM BUSINESS GROUP STRUCTURE

Business group structure and composition of the Telkom Group's shares are presented in the following diagram.

SUBSIDIARIES AND ASSOCIATED COMPANIES

As of December 31, 2015 and 2014, the Company has consolidated the financial statements of a subsidiary owned directly or indirectly, as follows:

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Stastus	Assets	Description
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	65%	Telecommunication	Operate	84.086	Telkomsel, was established on May 26, 1995, provides telecommunications and mobile phone service. Using the Global System for Mobile Communication technology (GSM).
PT Dayamitra Telekomunikasi (“Mitratel”), Jakarta, Indonesia	100%	Telecommunication	Operate	9.341

Mitratel provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Mitratel transformed it self by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

On October 9, 2014, the Company signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk ("TBI") to exchange its 49% ownership in Mitratel for 5.7% ownership in TBI. Regarding the Conditional Shares Exchange Agreement (“CSEA”) with PT Tower Bersama Infrastructure Tbk. (“TBI”), the transaction was terminated by the Company due to nonfulfillment of the terms stated in the CSEA.

PT Multimedia Nusantara (“Metra”), Jakarta	100%	Telecommunications networks and multimedia services	Operate	8.563

Metra, founded on May 9, 2003, managing our multimedia business. Metra provides the development service, construction, and network maintenance as well as multimedia services (data communication system services, portal services, and online transaction services).

PT Telekomunikasi Indonesia International (“Telin” or “TII”), Jakarta, Indonesia	100%	Telecommunication	Operate	5.604

Previously known as PT Ariawest International, Telin was acquired  on July 31, 2003 and is a wholly owned subsidiary of Telkom. Currently, Telin has obtained the fixed closed network (“Jartaptup”)  license and Network Access Provider license. Telin provides network services and international telecommunication services, as well as international business..

PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	100%	Construction, services and trade in telecommunications	Operate	3.696	Telkom Akses was established on November 26, 2012. It commercially operate on February 2013.
PT Graha Sarana Duta (“Telkom Property”), Jakarta, Indonesia	99,99%	Office leasing and building management, maintenance service, civil consultant, and developer.	Operate	3.581	Acquired on April 25, 2001, Telkom Property operates throughout Indonesia and manages buildings owned by us and third parties.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Assets	Description
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	100%	Services and telecommunications development	Operate	2.960	PINS was originally established to operate our KSO in Sumatra and was acquired on August 15, 2002.
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	100%	Telecommunication development service	Operate	647	On January 16, 2014, The Company established a subsidiary with the name of PT Infrastructure Telecommunications Indonesia.
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	100%	Services of satellite communication systems, related services and facilities for companies engaged in the oil industry	Operate	472	Patrakom was established on September 28, 1995. On November 25 and 29, 2013, the Company acquired additional interest of 40% and 20% respectively of Patrakom.
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	60%	Telecommunication – provides Network Access Point (“NAP”) Voice Over Data (“VOD”) and other related services	Ceased operation	5	Napsindo was established on December 29, 1998, Napsindo ceased operation as of January 13, 2006.

Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Assets	Description
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	100% through Metra	Informatics technology service – implementation and integration system, outsourcing, and license & software maintenance	Operate	3.587	Sigma was established on May 1, 1987 with a focus on provides IT and solutions service.
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	100% (including through 49% ownership of the Company)	Data and information services - providing telecommunications information services and other information services in print and electronic media, and call center services	Operate	1.622

Infomedia was acquired on September 22, 1999 to organize KSO in Sumatra. Infomedia has transformed from focusing on 3 pillars of business (directory services, contact center services, and content services) focus on Business Process Outsourcing and Digital Media & Rich Content service.

Telekomunikasi Indonesia International Pte. Ltd., Singapore	100% through Telin	Telecommunication	Operate	1.618

Telin Singapore was established on December 6, 2007, pursuant to the laws of Singapore. Telin Singapore is a wholly owned subsidiary of TII. The Company has obtained Facility Based Operator License. Currently, it provides wholesale voice, wholesale data and Managed Service.

PT Telkom Landmark Tower (“TLT”), Jakarta	55% through Telkom Property	Property management and developer service.	Operate	1.245	TelkomPropert established TLT with Yakes Telkom on December 27, 2011.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Assets	Description
Telekomunikasi Indonesia International (TL) S. A. (“Telin Timor Leste ”), Dili	100% through Telin	Telecommunication	Operate	854

Telin Timor Leste was a subsidiary of Telin Indonesia, established on September 11, 2012. Telin Timor Leste has obtained radio spectrum and general registration certificate license. The service currently provided Fixed Telephone Connections; Mobile Connections; Internet Connections; Traffic-Fixed Line; Traffic-Mobile

PT Metra Digital Media (“MD Media”), Jakarta	99,99% through Metra	Information telecommunication service	Operate	618	MD Media was established on January 22, 2013.
PT Finnet Indonesia (“Finnet”), Jakarta	60% through Metra	Information technology services	Operate	513

Finnet was established on October 31, 2005, as provider of IT infrastructure, applications, and content for information systems and financial transactions for the banking and financial services industries.

Telekomunikasi Indonesia International (Hong Kong) Limited. (“Telin Hong Kong), Hong Kong	100% through Telin	Telecommunication	Operate	326

Telin Hong Kong was established in Hong Kong on December 8, 2010 a wholly owned subsidiary of TII. Telin Hong Kong obtained Unified Carrier License on March 1, 2011, Service Based Operator for MVNO on July 27, 2011 and License for Operating Money Service on July 18, 2012. Currently, it provides wholesale voice, wholesale data and retail mobile services. The MVNO service is provided under the brand Kartu As 2in1.

Telekomunikasi Indonesia International Pty Ltd., (“Telkom Australia”), Melbourne, Australia	100% through Telin	Telecommunication	Operate	171

Telkom Australia is a subsidiary owned exclusively by Telin Indonesia. Established on January 14, 2013 by running Business Process Outsourcing (BPO), Information Technology Outsourcing (ITO), and Telecomunication Services.

PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	99,99% through Telkom Property	Service and Trading	Operate	165	NSI was established on August 27, 2014
PT Administrasi Medika (“Ad Medika”), Jakarta	75% through Metra	Administration and insurance/health services	Operate	160	Ad Medika was established on February 25, 2010, provides online claim service between the hospitals and health insurance companies.
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	51% through Telkom Property	Tourism service	Operate	160	Telkom Property founded GYS together with Yakes Telkom on February 7, 2012 focused on hospitality services.
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	60% through Metra	Portal service	Operate	85	Metra Plasa was established on April 9, 2012
PT Metranet (“Metranet”), Jakarta	99.99% ownership by Metra	Multimedia portal service	Operate	66	Metranet was establish on April 17, 2009.

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Assets	Description
Telekomunikasi Indonesia International (USA) Inc., Los Angeles, USA	100% through Telin	Telecommunication and IT	Operate	52	Telekomunikasi Indonesia International (USA) Inc. is a subsidiary that entirely owned by Telin Indonesia. Established on December 11, 2013.
PT Sarana Usaha Sejahtera Insanpalapa (”TelkoMedika”) Jakarta, Indonesia	75% through Metra	Health service, a pharmacy, and laboratory, etc.	Operate	49	TelkoMedika was acquired on November 30, 2015
PT Pojok Celebes Mandiri (“PCM”), Jakarta, Indonesia	51% through Metra	Travel agent/bureau service	Operate	18	PCM was established on Agustus 16, 2013. On August 30, 2013, Metra changed its ownership in pointer become 51%.
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	99,99% through Metra	Trade services and telecommunications network, satellite, and multimedia tools	Operate	13	SMI was established on March 25, 2013.
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	99,99% through Metra	Trading and/or providing service related to information and technology, multimedia, entertainment, and investment	Operate	4	MDI previously PT Metra Media, was established on January 29, 2013
PT Metra TV (“Metra TV”), Jakarta, Indonesia	99,83% through Metra	Broadcasting subscription service	Operate	-	Metra TV was established on January 8, 2013.
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	99,99% through TELKOMPROPERTY	Building management and hotel services	Not yet operating	-	NSS was established on August 27, 2014
PT Nusantara Sukses Realiti (“NSR”), Jakarta, Indonesia	99,99% through Telkom Property	Service and Trading	Not yet operating	-	NSR was established on August 27, 2014

EMPLOYEE NUMBERS AND COMPOSITION

Employee profile based on number as of December 31,	Employee Numbers	Composition changes to the previous year (%)
Telkom Group
2015	24,785	(2)
2014	25,284	1
2013	25,011	(3)
2012	25,683	(1)
2011	26,023	-
Telkom
2015	16,097	(7)
2014	17,279	(3)
2013	17,881	(7)
2012	19,185	(3)
2011	19,780	-
Subsidiaries
2015	8,688	9
2014	8,005	12
2013	7,130	10
2012	6,498	4
2011	6,243	-

Employee numbers based on gender as of December 31,	Total Employees (people)	Male		Female
		Number (people)	Percentage (%)	Number (people)	Percentage (%)
Telkom Group
2015	24,785	19,312	77.92	5,473.00	22.08
2014	25,284	19,915	78.77	5,369	21.23
2013	25,011	19,866	79.43	5,145	20.57
Telkom
2015	16,097	12,935	80.36	3,162	19.64
2014	17,279	14,091	81.55	3,188	18.45
2013	17,881	14,662	82.00	3,219	18.00
Subsidiaries
2015	8,688	6,377	73.40	2,311	26.60
2014	8,005	5,824	72.75	2,181	27.25
2013	7,130	5,204	72.99	1,926	27.01

See "Management Discussion and Analysis of Telkom Indonesia Performance - Functional Overview - Human Capital" for detail explanation.

RELATIONSHIP WITH GOVERNMENT

The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes SOEs.

The Government as Shareholder

The Government is our majority and controlling shareholder and owns 52.55 % of our common stock as of December 31, 2015. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under the relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has special right with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position.

We are required to obtain a license from the DGPT for each type of service offered, including licenses for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2015 , we had a total of Rp1,520 billion, or US$110 million, in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2015, 76.0% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 24.0% denominated in Rupiah. In 2015, the annual interest rates charged 8.5% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

A number of ministries and government agencies utilize our services as direct commercial customers. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2015, the amount of revenues from Government departments and agencies was Rp168 billion, which was approximately 0.19% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company must be approved by majority of the holders of our common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

STOCK OVERVIEW AND OBLIGATION

SHAREHOLDERS COMPOSITION

The authorized capital of the Company consists of 1 stock of Series A Dwiwarna, and 399,999,999,999 Series B stocks (ordinary stocks). The authorized issued and fully paid capital of 100,799,996,400, consisting of 1 stock of Series A Dwiwarna and 100,799,996,399 Series B stocks. 1 stock of Series A Dwiwarna belongs to Government of the Republic of Indonesia ("Government").

Composition of Telkom Shareholders as of March 21, 2016

	Series A Dwiwarna Share	Series B Shares (Common Stock)	Percentage of Ownership
Government	1	51,602,353,559	52.55
Public		46,595,863,040	47.45
Subtotal (Capital issued and fully paid)	1	98,198,216,599	100.00
Treasury Stock		2,601,779,800	-
Total	1	100,799,996,399	100.00

Composition of Telkom shareholders per March 21, 2016 is as follows:

1.       Shareholders with Ownership More Than 5% (Main/Controlling  Shareholder)

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A Dwiwarna Share	Government	1	-
Series B Shares Common Stock	Government	51,602,353,559	52.55

2.       Ownership of Stocks by Directors and Commissioners

On March 21, 2016, none of our Directors or Commisioners who have more than 1.0% of our stocks.

Commissioners or Directors		Number of Shares	Percentage of Ownership
Commissioners
	Hendri Saparini	18,982	<0.01
	Hadiyanto	519,640	<0.01
	Dolfie Othniel Fredric Palit	17,084	<0.01
Directors
	Alex J Sinaga	42,723	<0.01
	Indra Utoyo	1,182,295	<0.01
	Honesti Basyir	1,155,295	<0.01
	Muhammad Awaluddin	1,154,755	<0.01
	Heri Sunaryadi	37,965	<0.01
	Abdus Somad Arief	37,965	<0.01
	Herdy Rosadi Harman	37,663	<0.01
	Dian Rachmawan	98,505	<0.01
Total		4,302,872	<0.01

3.       Shareholders with Less than 5% Ownership

Shareholders with less than 5% ownership as of March 21, 2016.

Group			Number of Shares	Percentage of Ownership
Foreign
	Business Entities		38,302,801,269	39.01
	Individuals		13,581,900	0.01
Local
	Business Entities
		Companies	2,405,353,212	2.45
		Mutual Funds	2,795,943,032	2.85
		Insurance Companies	2,034,031,450	2.07
		Pension Funds	589,183,150	0.60
		Others Business Entities	73,004,490	0.07
	Individuals		381,964,537	0.39
Total			46,595,863,040	47.45

4.       Proportion of Common Stock Held in Indonesia and Abroad

As of March 21, 2016, we had 38,727 common stock shareholders, including the Government. This total includes 39,304,112,969 common stock shares owned by 2,095 shareholders outside Indonesia. As of the same date, there were 91 ADS shareholders who owned 44,381,083 ADS (1 ADS is equivalent to 200 common stock shares).

5.       List of the 20  Biggest Public Shareholders

The following was our twentieth biggest  of public shareholders until March 21, 2016.

No	Shareholders Name	Percentage of ownership (%)
1	JP Morgan Chase Bank Na Re Non-Treaty Clients	1.25
2	GIC S/A Government Of Singapore	1.13
3	BPJS Ketenagakerjaan-Jht	0.94
4	BNYM SA/NV As Cust Of Employees Provident Fd Board	0.79
5	BBH Boston S/A Vangrd Emg Mkts Stk Infd	0.77
6	Jpmcb-Virtus Emerging Markets Opportunities Fund	0.76
7	Pt. Prudential Life Assurance	0.73
8	The Northern Trust Co S/A Saudi Arabian Monetary Agency	0.54
9	JPMCB-Vanguard Total Interntnl Stock Index Fund	0.52
10	HSBC Bank Plc S/A Saudi Arabian Monetary Agency	0.47
11	BBH Boston S/A Matthews Pacific Tiger Fund	0.44
12	Citibank New York S/A Government Of Norway	0.44
13	Rbc Isb S/A Vontobel Fund-Emerging Markets Equity	0.43
14	JPMCB-Stichting Depositary Apg Eme Mrkt Eq Pool	0.40
15	Reksa Dana Schroder Dana Prestasi Plus	0.38
16	JPMCB-Europacific Growth Fund	0.36
17	SSB 1ba9 Acf Msci Equity Index Fund B-Indonesia	0.35
18	Pictet And Cie (Europe) S.A., Pictet Global Selection Fund-Global Utilities Equity Fund	0.34
19	SSB Obih S/A Ishares Msci Emerging Markets Etf	0.31
20	HSBC BK Plc Re Agus Fund Manager S/A Abu Dhabi Investment Authority	0.28

CHRONOLOGY OF STOCK ISSUED

Date	Corporate Actions	Share Ownership Composition
		Government of the Republic Indonesia	%	Public	%
11/13/1995	Pre Initial Public Offering ("Pre-IPO")	8,400,000,000	100.0	-	-
	Sale of Government's shares	(933,334,000)	-	933,334,000	-
	New shares issued by Telkom	-	-	933,333,000	-
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
12/11/1996	Block Sale of Government's shares	(388,000,000)	-	388,000,000	-
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
05/15/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)	-	2,670,300	-
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
05/07/1999	Block Sale of Government's shares	(898,000,000)	-	898,000,000	-
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
08/02/1999	Distribution of bonus shares (emission) (every 50 shares acquire 4 shares)	494,239,656	-	252,426,984	-
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
12/07/2001	Block Sale of Government's shares	(1,200,000,000)	-	1,200,000,000	-
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
07/16/2002	Block Sale of Government's shares	(312,000,000)	-	312,000,000	-
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
10/01/2004	Stock Split (1:2)	10,320,470,712	51.2	9,839,528,568	48.8
12/21/2005	Share repurchase program (I)[1]	-	-	(211,290,500)	-
	Share Ownership Composition	10,320,470,712	51.7	9,628,238,068	48.3
06/29/2007	Share repurchase program (II)[2]	-	-	(215,000,000)	-
	Share Ownership Composition	10,320,470,712	52.3	9,413,238,068	47.7
06/20/2008	Share repurchase program (III)[3]	-	-	(64,284,000	-
	Share Ownership Composition	10,320,470,712	52.5	9,348,954,068)	47.5
05/19/2011	Share repurchase program (IV)[4]	-	-	(520,355,960)	-
	Share Ownership Composition	10,320,470,712	53.9	8,828,598,108	46.1
06/14/2013	Transferred a portion of Share repurchase program III to employees through ESOP Program	-	-	59,811,400	0.3
	Share Ownership Composition	10,320,470,712	53.7	8,888,409,508	46.3
07/30/2013	Transferred share repurchase program I by private placement	-	-	211,290,500	-
	Share Ownership Composition	10,320,470,712	53.1	9,099,700,008	46.9
09/02/2013	Stock Split (1:5)	51,602,353,560	53.1	45,498,500,040	46.9
06/13/2014	Transferred share repurchase program I by private placement	-	-	1,075,000,000	-
	Share Ownership Composition	51,602,353,560	52.6	46,573,500,040	47.4
12/21/2015	Transferred share repurchase program III by private placement	-	-	22,363,000	-
	Share Ownership Composition	51,602,353,560	52.5	46,595,863,040	47.5

1)       The first share repurchase program started on December 21, 2005 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007.

2)       The second share repurchase program started on June 29, 2007 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.

3)       The third share repurchase program started on June 20, 2008 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.

4)       The fourth share repurchase program started on May 19, 2011 (the date of the Annual General Meeting of Shareholders at which the program was approved) and ended in November 2012.

1.     Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, the Company transferred a portion of the treasury stock to its employees as part of the 2012 annual incentives. The 59,811,400 (equal to 299,057,000 shares after stock split) treasury stock transferred to 24,993 employees which had a total fair value of Rp661  billion. As of March 21, 2016, 110,256,210 of our shares were owned by 14,373 of our employees and our retirees. In 2014 and 2015, we did not conduct the ESOP.

2.       Purchases of Equity Securities by The Issuer and Affiliated Purchasers

Share Buy Back Program	Accordance with	Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share in Rp	Use or Diversion	Total Number of Shares Use/ Diversion	Use/Diversion Price in Rp	Use/Diversion Date
SBB I	EGMS December 21, 2005	December 21, 2005 - June 20, 2007	1,056,452,500	1,731	Private Placement	1,056,452,500	2,280	July 30, 2013
SBB II	AGMS June 29, 2007	June 29, 2007 - December 28, 2008	1,075,000,000	1,832	Private Placement	1,075,000,000	2,405	June 13, 2014
SBB III	AGMS June 20, 2008	June 20, 2008 - December 20, 2009	321,420,000	1,448	ESOP	299,057,000	2,143	April 19, 2013
					Block trade and crossing	22,363,000	3,060	December 21, 2015
SBB IV	AGMS May 19, 2011	May 19, 2011 - November 20, 2012	2,601,779,800	1,461	-	-	-	-

As of December 31, 2015, our treasury stock balance is 2,601,779,800 common stock shares, equivalent to 2.6% of our issued and outstanding common stock which comprise of Share Buyback Phase IV.

The nominal value of the has considered the results of the stock split ratio 1:5, which became effective September 2, 2013.

See Note 24 to our Consolidated Financial Statement.

CHRONOLOGY OF OTHER SECURITIES

Bonds Program

The Company issued bonds worth Rp1,000 billion at July 16, 2002, at a nominal price for a period of five years. These bonds bear fixed interest of 17% per annum, payable quarterly since October 16, 2002. The bonds are traded on the Surabaya Stock Exchange with maturity date on July 16, 2007. The trustee of the bonds is BRI, which since January 17, 2006 effectively replaces BNI. PT Kustodian Sentral Efek act as custodian. The Company has made the settlement of the debt bonds on July 16, 2007.

We issued the second Rupiah bonds on June 25, 2010, respectively Rp1,005 billion for Series A with a term of five years and Rp1,995 billion for Series B with a period of ten years. The issuance of bonds were listed on the Indonesia Stock Exchange with the bond underwriters PT Bahana Securities, PT Danareksa Sekuritas, and PT Mandiri Sekuritas. The trustees are PT CIMB Niaga Tbk. Telkom’s Bond II Serie A already matured and were repaid on July 6, 2015.

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively. The issuance of bonds were listed on the Indonesia Stock Exchange with the bond underwriters PT Bahana Securities, PT Danareksa Sekuritas, and PT Mandiri Sekuritas. The trustees are PT CIMB Niaga Tbk.

PT Pemeringkat Efek Indonesia (Pefindo) on March 10, 2016, provides idAAA bond rating (stable outlook) on Telkom’s Bond I 2015 and Telkom’s Bond II Serie B 2010 for period of March 8, 2015 to March 1, 2017.

CAPITAL MARKET SUPPORTING PROFESSIONAL

	Capital Market Supporting Professional	Address	Service	Assignment Period
External Auditor	KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited)	Gedung Bursa Efek Jakarta Tower 2, 7th Floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12100	Conducted Integrated Audit of PT Telkom Indonesia (Persero) Tbk (“Telkom”) and General Audit over the financial statement of subsidiary. The issuance of Consent Letter.	2015,2014,2013,2012
Administration Securities Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav. 34-35 Jakarta - 10220	Acts as Custodian of Telkom common stocks which being traded in Indonesia Stock Exchange.	Since IPO Telkom 1995
Trustee	PT Bank CIMB Niaga Tbk.	Graha Niaga, 20th Floor Jl. Jend. Sudirman Kav. 58 Jakarta - 12190	Represents the interest of Bondholders with the Company for bonds II Telkom.	2010
Central Custodian	PT Kustodian Sentral Efek Indonesia	Gedung Bursa Efek Jakarta Tower 1, 5th Floor Jl. Jend Sudirman Kav. 52-53 Jakarta - 12190	- Provide central custodian service and stock transaction settlement at IDX. - Storage service and settlement for securities transaction, distribution of corporate action result.	Since 1995
Rating Agency	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta - 10270	Provide rating over credit risk for Telkom bond issuance.	2012, 2013, 2014
Ads Custodian Bank	The Bank of New York Mellon Depositary Receipts	101 Barclay Street, New York, United State of America - 10286	Acts as ADS stock Custodian which being traded at NYSE.	Since 1995
Authorized Agent For Services In The United States Of America	Puglisi and Associates	850 Library Ave # 204, Newark, DE 19711, United States	Authorized representative in the United States in connection with the Securities pursuant to the requirements of the Act.	Since 2012

CAPITAL MARKET TRADING MECHANISM AND TELKOM ADS

Our common stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 200 shares of Common Stock.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, emerged out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange which was located in Jakarta, the capital city of Indonesia, and the Surabaya Stock Exchange which was located in Surabaya in East Java.

As of December 31, 2015, the IDX had 521 issuers for equity and 109 active brokerage houses. In 2015, IDX recorded a trading volume of 126 billion shares. As at December 31, 2015, the total market capitalization was valued at Rp4,873 trillion (US$356billion).

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia (“KPEI”). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement on the IDX.

The Decree of the Board of Directors of the IDX No. Kep-00399/BEI/11-2012 provides that, effective January 2, 2013, the trading sessions of the IDX is as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday - Friday	08.45.00-08.55.00
1st	Regular	Monday-Thursday	09.00.00-12.00.00
	Cash	Friday	09.00.00-11.30.00
Negotiation
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiation	Monday-Thursday	13.30.00-16.15.00
		Friday	14.00.00-16.15.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.00
Post Trading	Regular	Monday-Friday	16.05.00-16.15.00

The Decree of the Board of Directors of the IDX No. Kep-00071/BEI/11-2013, effective January 2, 2014, reduced lot size 500 shares to 100 shares, and changed the tick price and maximum share price movement to the following:

Previous			New
Group Price	Tick Price	Maximum Share Price Movement	Group Price	Tick Price	Maximum Share Price Movement
<Rp200	Rp1	Rp10	<Rp500	Rp1	Rp20
Rp200 – <Rp500	Rp5	Rp50
Rp500 – <Rp2,000	Rp10	Rp100	Rp500 – <Rp5,000	Rp5	Rp100
Rp2,000 – <Rp5,000	Rp25	Rp250
≥Rp5,000	Rp50	Rp500	≥Rp5,000	Rp25	Rp500

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost for transactions on the regular market and cash market of 0.03%, guarantee fund of 0.01% of the transaction value and VAT and other tax obligation. For the negotiated market, a transaction cost of 0.03% or an amount as stipulated by the IDX is applicable. A minimum monthly transaction fee of Rp2 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or whose Exchange Member Approval revoked.

Since the global financial crisis in the last quarter of 2008 that caused a typical share price movements, the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading. Following changes made by the IDX in October 2008 and January 2009 the auto rejection trigger levels are 35% above or below the reference price for stocks in the Rp50 to Rp200 price range, 25% for stocks in the Rp200 to Rp5,000 price range, and 20% for stocks priced more than Rp5,000. The auto rejection level in the case of an initial public offering is determined at a level which is twice as high as for normal trading. Auto rejection also arises when selling offer or buying request volume reaches of over 5 billion shares or 5% of total shares listed, whichever is smaller.

ADS Trading On The NYSE

Bank of New York Mellon Corporation (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$5 (or less) per 100 ADS (or part of 100 ADS).

Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property.

Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
Up to US$0.05 per ADS.	Receiving or distributing dividend.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to US Dollar.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$400,000 per year until 2015 for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE. We expect to renegotiate the reimbursement amount for subsequent years after 2015. In 2015, we received US$600,000 in reimbursements from the Depositary.

ADDRESS OF TELKOM INDONESIA

No	Company	Address	Telephone	Facsimile
1	Corporate Office	Graha Merah Putih, 1st Floor Jl. Japati 1st Bandung 40133	022-4521108	022-4240313
2	Corporate Secretary	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007	021-5203322
3	Internal Auditor	Graha Merah Putih, 5th Floor Jl. Japati 1st Bandung 40133	022-4525227	022-7206870
4	Sekretariat of President Director	Graha Merah Putih, 1 st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 114/112	021-5202702
5	Director of Human Capital Management	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 106	021-5209632
6	Director of Consumer Service	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 108	021-5209637
7	Directorate of Wholesale & International Business Service	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 117	021-5205072
8	Director of Innovations & Strategic Portfolio	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 104	021-52963102
9	Director of Network IT & Solution	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 121	021-5209835
10	Director of Enterprise & Business Service	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 102	021-5213834
11	Director of Finance	Graha Merah Putih, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52922007 ext. 110/118	021-5220900
12	Finance & Billing Collection Center	Graha Merah Putih, 3rd Floor Jl. Japati 1st Bandung 40133	022-4523371	022-4523377
13	Human Capital Business Partner Center	Graha Merah Putih, 5th Floor Jl. Japati 1st Bandung 40133	022-4525121	022-7206986
14	Telkom Corporate University Center	Jl. Gegerkalong Hilir No. 47 Bandung 40152	022-2014343	022-2014429 022-2013238
15	Supply Center	Graha Merah Putih, 6th Floor Jl. Japati 1st Bandung 40133	022-4526170 022-4526327	022-7206583 022-4526431
16	Digital Service Division	Jl. Gegerkalong Hilir No. 47 Bandung 40152	022-4574784 022-2014669 022-2013505	022-2014669
17	Community Development Center (CDC)	Graha Merah Putih, 8 th Floor Jl. Japati 1st Bandung 40133	022-4528219	022-4528206
18	Assessment Center Indonesia	Jl. Kapten Tendean No. 1 Bandung 40141	022-2035269 022-2035287 022-2035259	022-2034201
19	Information System Center (ISC)	Graha Merah Putih, 4th Floor Jl. Japati 1st Bandung 40133	022-4524228	022-7201890
20	Enterprise Service Division	Gedung Menara Multimedia 19th Floor Jl. Kebon Sirih No. 12 Central Jakarta 10110	021-23515000
21	Business Service Division	Jl. S. Parman Kav. 8 West Jakarta 11440	021-5656500 021-5651700	021-5652600 021-5656000
22	Government Service Division	Gedung Menara Multimedia 7th Floor Jl. Kebon Sirih No. 12 Jakarta Pusat 10110	021-25555500

No	Company	Address	Telephone	Facsimile
23	Wholesale Service Division	Graha Merah Putih, 8 th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52917007	021-52892080
24	Planning & Deployment Division	Graha Merah Putih, 7 th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-52903482	021-5221300
25	Service & Solution Division	Jl. Kebon Sirih No. 36 Central Jakarta 10110	021-3447070	021-3440707
26	Operation Service Division	Graha Merah Putih, 9 th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-5221500 021-5221400	021-5229600
27	Regional I Division of Sumatera	Jl. Prof HM Yamin SH No. 2, Medan 20111	061-4151747	061-4150747
28	Telkom Area Western North Sumatera	Jl. Prof HM Yamin SH Medan 20111	061-4530011
29	Telkom Area Bangka Belitung	Jl. Rustam Effendi No. 03, Pangkalpinang 33128	0717-421861
30	Telkom Area Riau Islands	Jl. Jaksa Agung R Suprapto, Sekupang, Batam	0778-322000	0778-322720
31	Telkom Area Lampung	Jl. Majapahit No. 14, Lampung 35118	0721-266525	0721-263699
32	Telkom Area Eastern North Sumatera	Asahan Jl. Km. 4.5, Pematangsiantar	0622-7550300	0622-7554082
33	Telkom Area South Sumatera	Jl. Jend. Sudirman No. 459 Km. 3,5 Palembang 30129	0711-360360	0711-310444
34	Telkom Area West Sumatera	Jl. KH Ahmad Dahlan No. 17, Padang 25138	0751-7050000	0751-7050001
35	Telkom Area Riau Land	Jl. Jend. Sudirman 199, Pekanbaru 28111	0761-31000	0761-40404
36	Telkom Area Nanggroe Aceh Darussalam	Jl. S. A Mahmudsyah No.10, Banda Aceh	0651-32500	0651-21818
37	Telkom Area Jambi	Jl. Sumantri Brojonegoro No. 54, Jambi	0741-60000	0741-64000
38	Telkom Area Bengkulu	Jl. Soeprapto No. 132, Bengkulu 38221	0736-28000	0736-20000
39	Regional Division II Jakarta	Graha Merah Putih, 10 th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-5215100	021-5202733
40	Telkom Area West Banten (Serang)	Jl. Raya Jakarta Km. 9,5 Ciruas Serang	0254-282001
41	Telkom Area East Banten (Tangerang)	Graha Telkom BSD Jl. Pahlawan Seribu, Serpong, Tangerang	021-5380000	021-5371500
42	Telkom Area West Jakarta	Jl. S Parman Kav. 8 West Jakarta	021-56969100	021-5655100
43	Telkom Area Central Jakarta	Jl. Kebon Sirih No. 36 Jakarta Pusat	021-3447070
44	Telkom Area South Jakarta	Jl. Sisingamangaraja Kav 4 - 6 Kebayoran Baru South Jakarta	021-7257171	021-7228400
45	Telkom Area North Jakarta	Jl. Yos Sudarso Kav. 23 - 24 North Jakarta	021-4366000	021-43921550
46	Telkom Area East Jakarta	Jl. DI Panjaitan Kav. 42 North Jakarta 13350	021-8560000	021-8560196
47	Telkom Area West Java of Northern	Jl. Rawa Tembaga No. 4 Bekasi 17141	021-8890000	021-8894100
48	Telkom Area Western West Java	Jl. Padjadjaran No. 37 Bogor	0251-8301107	0251-8329999
49	Regional Division III West Java	Jl. WR. Supratman No. 66A Bandung	022-4532225	022-4532134
50	Telkom Area Northern West Java	Jl. Tuparev No. 24 Karawang	0267-404444	0267-410002
51	Telkom Area Southern West Java	Jl. Mesjid No. 17 Sukabumi	0266-212710	0266-225765
52	Telkom Area Central West Java	Jl. Lembong No.11 Bandung	022-4540362
53	Telkom Area Eastern West Java	Jl. Papagongan No. 11 Cirebon	0231-255001	0231-201800
54	Telkom Area West Java of Eastern South	Jl. Merdeka No. 23 Tasikmalaya	0265-322400
55	Regional Division IV Central Java & DI Yogyakarta	Jl. Pahlawan No. 10, Semarang	024-8303306
56	Telkom Area Central Java of Western North	Jl. Merak No. 2, Pekalongan	0285-421000 0285-459118	0285-424355

No	Company	Address	Telephone	Facsimile
57	Telkom Area Central Java of Wester South	Jl. Merdeka No. 26, Purwokerto	0281-645122 0281-645201
58	Telkom Area Northern Central Java	Jl. Pahlawan No. 10, Semarang	024-8303627 024-8303628
59	Telkom Area Central Java of Eastern North	Jl. Jend. Sudirman No. 66 - 68 Kudus	0291-4250293
60	Telkom Area Southern Central Java	Jl. Yos Sudarso No. 2, Magelang	0293-364755 0293-362757
61	Telkom Area Yogyakarta	Jl. Yos Sudarso No. 9, Yogyakarta	0274- 577200 0274-577227
62	Telkom Area Central Java of Eastern South	Jl. Mayor Kusmanto No. 1, Solo 57113	0271-634400 0271-678253
63	Regional Division V East Java	Jl. Ketintang No. 156 Surabaya 60231	031-8297100	031-8286080
64	Telkom Area Central West Java	Hayam Wuruk Jl. No. 45 - 47 Kediri 64122	0354-680942
65	Telkom Area Western East Java	Jl. D.I Panjaitan No. 19 Madiun	0351-493900	0351-494104
66	Telkom Area Southern East Java	Jl. A Yani No. 11 Malang 65125	0341-489100	0341-499111
67	Telkom Area Northern East Java	Jl. Wachid Hasyim No. 11 Gresik 61444	031-3977000	031-3971000
68	Telkom Area East Java Suramadu	Jl. Ketintang No. 156 Surabaya 60231	031-8298837	031-8299350
69	Telkom Area East Java of Central East	Jl. Sultan Agung No. 48 Sidoarjo 61211	031-8941000	031-8962500
70	Telkom Area Eastern East Java	Jl. Gajah Mada No. 182-184 Jember	0331–353200	0331-483321
71	Telkom Area East Java of Southern East	Jl. Alun-Alun No. 1 Pasuruan	0343-432100
72	Telkom Area South Bali	Jl. Raya Puputan Renon No. 33 Denpasar	0361-222021	0361-262111
73	Telkom Area North Bali	Jl. Letkol Wisnu No. 2 Singaraja	0362-231187	0362-231187
74	Telkom Area West Nusa Tenggara	Jl. Pendidikan No. 23 Mataram	0370-632000	0370-632000
75	Telkom Area East Nusa Tenggara	Jl. WJ. Lalamentik No. 93 Kupang 85111	0380-840000	0380-840000
76	Regional Division VI Borneo	Jl. MT. Haryono No. 169 Balikpapan 76114	0542-872104	0542-873340
77	Telkom Area Central East Borneo	Jl. Awang long No. 54 Samarinda 75121	0541-732000	0541-762010
78	Telkom Area Northern East Borneo	Jl. Simpang Tiga, Tarakan 77111	0551-21000
79	Telkom Area Southern East Borneo	Jl. MT.Haryono No. 169 Balikpapan 76114	0542-873500	0542-873030
80	Telkom Area West Borneo	Jl. Teuku Umar No. 2 Pontianak 78117	0561-734055	0561-78000
81	Telkom Area Central Borneo	Jl. A.Yani No. 45 Palangkaraya 73111	0536-3221116	0536-3224321
82	Regional Division VII Eastern Indonesia Area	Jl. AP. Pettarani No. 2 Makassar 90221	0411-867777	0411-881651
83	Telkom Area South Sulawesi	Jl. AP. Pettarani No. 2 Makassar 90221	0411-880000	0411-888804
84	Telkom Area Western South Sulawesi	Jl. Andi Isa No. 7 Pare-Pare	0421-24044	0421-24697
85	Telkom Area Central Sulawesi	Jl. Ir. Juanda No. 25 Palu 94125	0451-421759	0451-421759
86	Telkom Area Southeast Sulawesi	Jl. A. Yani No. 8 Kendari 93117	0401-3912100	0401-3912100
87	Telkom Area North Sulawesi & North Maluku	Jl. WR. Supratman No. 5 Manado 95112	0431-853000	0431-853000
88	Telkom Area Maluku	Jl. JB. Sintala No. 9 Ambon 97115	0911-349100	0911-349100
89	Telkom Area West Papua	Jl. A.Yani No. 16, Sorong	0951-3102009	0951-3102009
90	Telkom Area Papua	Jl. Kayu Batu Base 6 Jayapura	0967-541499	0967-541499
91	PT Telekomunikasi Selular (Telkomsel) www.telkomsel.com	Komplek Telkom Landmark Tower Telkomsel Smart Office (TSO) Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	021-5240811 021-52906090	021-52906123
92	PT Telekomunikasi Indonesia Internasional (Telin) www.telin.co.id	Menara Jamsostek North Tower 24th Floor Jl. Jend. Gatot Subroto No. 38 Jakarta 12710	021-29952330	021-2962358 021-52962358
93	PT Infrastuktur Telekomunikasi Indonesia (Telkom Infra) www. telkominfra.com	Mugi Griya Building 5th Floor Jl. MT Haryono Kav 10 Jakarta	021-83708471
94	PT Multimedia Nusantara (Metra) www.metra.co.id	Gedung EAST 37th Floor Jl. Dr. Ida Anak Agung Gede Agung Kav. E.3.2. No. 1 Kuningan Timur Setiabudi South Jakarta 12950	021-521013	021-5210124

No	Company	Address	Telephone	Facsimile
95	PT Dayamitra Telekomunikasi (Mitratel) www.mitratel.co.id	Gedung Graha Pratama 5th Floor Jl. MT Haryono kav. 15 Jakarta 12810	021-83709593	021-83709591
96	PT Infomedia Nusantara	Jl. Fatmawati No. 77 - 81 South Jakarta 12510	021-7201221	021-720126 021-7258116
97	PT Metra Digital Media (MD Media) www.mdmedia.co.id	Jl. Fatmawati 77-81, South Jakarta 12510	021-7997488 021-7997469	021-7258116
98	PT Sigma Cipta Caraka (Sigma) www.telkomsigma.co.id	Menara DEA 8th Floor, Mega Kuningan District, Mega Kuningan Barat IX Jl. Kav. E.4.3 South Jakarta	021-5762150	021-5762155
99	PT Metra-Net (Plasa MSN) www.plasamsn.com	Mulia Business Park Building J Jl. MT Haryono Kav 58 - 60 Pancoran Jakarta 12780	021-79187250	021-79187252
100	PT Administrasi Medika (AdMedika) www.admedika.co.id	STO Gambir Gedung C Jl. Medan Merdeka Selatan No.12 Central Jakarta	021-34831100	021-34830101
101	PT PINS Indonesia (PINS) www.pins.co.id	Plasa Kuningan, Gd. Anex 7th Floor Kav.C 11 - 14 Jl. HR Rasuna Said South Jakarta 12940, Mulia Business Park Building J, MT Haryono Kav 56 - 60, South Jakarta 12780,	021-79187250, 021-5202560	021-79187252, 021-52920156
102	PT Finnet Indonesia (Finnet) www.finnet-indonesia.com	Menara Bidakara 2th Floor Jend. Gatot Subroto Kav. 71 - Jl. 73 Pancoran Jakarta 12780	021-8299999	021-8281999
103	PT Melon Indonesia (MelOn) www.melon.co.id	Gd. PT Telkom 7th Floor Jl. Sisingamangaraja Kav. 4 – 6, South Jakarta	021-7244956	021-7244390
104	PT Metraplasa (Metra Plasa)	Mulia Business Park Building J Jl. MT Haryono Kav 56 - 60, South Jakarta 12780	021-79187250	021-79187252
105	PT Integrasi Logistik Cipta Solusi (ILCS) www.ilcs.co.id	Plasa Telkom 4th Floor Jl. Yos Sudarso No. 23-24, Tanjung Priok, Jakarta	021-43932555	021-43926555
106	Metrasat Email: sales@metrasat.co.id	Marketing Office : The East Tower 33th Floor Jl. Dr. Ida Anak Agung Gede Kav. E.3.2. No. 1 East Kuningan, Setiabudi, South Jakarta 12950	021-5210123	021-5210124
107	PT Pojok Celebes Mandiri (Pointer) www.pointer.co.id	Jl. Condet Raya No. 333/J, Balekambang, Kramat Jati, Jakarta 13530	021-29373372	021-80876387
108	PT Teltranet Aplikasi Solusi (Telkomtelstra) www.telkomtelstra.co.id	Prudential Centre Level 22, Kota Kasablanka Mall Jl. Casablanca Raya Kav. 88 South Jakarta 12950
109	PT Metra Digital Investama (MDI)	The East Tower 33th Floor Jl. Dr. Ida Anak Agung Gede Kav.E.3.2. No. 1 East Kuningan, Setiabudi, South Jakarta 12950	021-5210123	021-5210124
110	PT Indonusa Telemedia (Transvision) www.transvision.co.id	Jl. Kapten Tendean No. 88 C, West Kuningan, Mampang, South Jakarta	Call Center 1500060
111	PT Patra Telekomunikasi Indonesia (Patrakom) www.patrakom.co.id	Pringgodani II No. 33, Alternative Cibubur, Depok 16954	021-8454040
112	PT Graha Sarana Duta (Telkom Property) www.telkomproperty.co.id	Kebon Sirih Jl. No. 10 – 12, Central Jakarta 10110	021-3800900 021-34830653 021-3800686 021-500473	021-34835489
113	PT Telkom Akses (PTTA) www.telkomakses.co.id	S Parman Jl. Kav. 8, West Jakarta 11440	021-29337000	021-29336000

TELKOM OVERSEAS ADDRESS

No	Nama Kantor	Alamat	No. Telp	No. Fax
1	Telin Singapore www.telin.sg	1Maritime Square, #09-63 Harbour Front Center, Singapore -099253	+65 6278 81819	+65 6273 1169
2	Telin Hong Kong www.telin.hk	Suite 905, 9/F, Ocean Centre, 5 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong	+852 3102 3309	+852 3102 3306
3	Telin Timor-Leste www.telkomcel.tl	Timor Plaza Lantai 4, Rua Presidente Nicolao Lobato, Comoro, Dili	+670 737373	+670 747474
4	Telkom Australia www.telkom.com.au	Level 19 Suite 1930, 180 Lonsdale St, Melbourne VIC 3000, Australia	1300 TELKOM (835566)
5	Telin Malaysia	Suite 23 A-1, 23 A Floor, Wisma UOA II, Number 21, Pinang Street, 50450 Kuala Lumpur, Malaysia	+60 3233 20680	+60 3216 12276
6	Telkom Macau	Avenida Comercial de Macau, Finance & IT Centre Macau, 5 Andar A, Suite 31, Macau	+853 82964858
7	Telkom Taiwan	7F-1, No. 77 Zhouzi St, Neihu District, Taipei City, Taiwan 114	+886 2 87525071
8	Telkom USA www.telkom-usa.net	The Bloc Executive Suites 700 S. Flower Street, 11th floor, Office no: 36, 37A-B, Los Angeles, CA 90017	+1 213 232 1126
9	Telin Branch Office in Myanmar	#411,412,415, Level-4, Strand Square 53 Strand Road, Pabedan Township, Yangon, The Republic of the Union of Myanmar.	+95 9 420238594	+95 9 972460406
10	Telin Kingdom Saudi Arabia	Grapari Makkah: Abraj Al-Bait, Lt P3 (Food Court area)	+966 59 8881945 (Riyadh)	+966 58 1781945 (Jeddah)

MANAGEMENT DISCUSSION AND ANALYSIS OF TELKOM INDONESIA PERFORMANCE

Maintaining favorable profitability level

The following management’s discussion and analysis on the performance of this company is based on Consolidated Financial Statements for the years ended on December 31, 2013, 2014, and 2015 which is also attached in this Annual Report. The presentation of Consolidated Financial Statements complies with FAS applied in Indonesia, which in several terms differ with IFRS.

Our principal business is providing provaiding telecomunication and informatics network and service and optimization of Company's resources. Through our 65% of ownership  in Telkomsel, we become the biggest mobile cellular service provider.

In 2015, our consolidated revenues increased by 14.2% to Rp102,470 billion. Meanwhile our EBITDA and net income increase by 12.6% and  7.0%, respectively. We successfully maintaining favorable profitability level with EBITDA margin by 50.2% and net profit margin recorded at 15.7%.

As of December 31, 2015  we had 152.6 million cellular phone subscribers through Telkomsel, 10.3 million subscribers on fixed line  networks. Our broadband subscribers consisted of 43.8 million Telkomsel Flash users and 4.0 million fixed broadband subsribers. We also provide wide range of communication services, including multimedia, data and internet communication-related services, satellite transponder leasing, leased line, interconnection, cable television and VoIP services, as well as multimedia business such as contents and applications.

The growth of Indonesian economy in 2014, measured by Gross Domestic Product (“GDP”) at current prices, grew by 4.8%, with be supported by strong domestic consumption. The rupiah against the US dollar exchange rate determined based upon by Bank Indonesia exchange rate reached Rp13,795 or depreciated 10.9% at the close of December 31, 2014.

Such global economic condition provided less significant impact to our business thus the foreign exchange rate encouraged certain risks on sales, purchase and financing transaction primarily denominated in foreign currencies.

Our revenues over 2013  to 2015  period reflected a progressive growth in revenues. The growth was driven by increasing  in revenues from data, internet and information technology service by 26.5% (CAGR of 3 years). This growth was primarily driven by increasing of data usage and mobile broadband subscriptions. Moreover, revenues growth was also driven by increasing in legacy cellular  revenue both voice and SMS.

Throughout 2013 to  2015, there had been an increase in costs, especially operational and maintenance costs and depreciation costs, along with infrastructure development to improve the necessary network capacity to support our services to customers, especially internet and data services, for fixed line or cellular customers.

ECONOMIC AND INDUSTRY OVERVIEW

THE GLOBAL MACRO ECONOMY

The global economic growth in 2015 was at 3.2%,  relatively stable compared to 2014.1 The global economic situation that in general is still weak, is among others triggered by the falling of oil prices and other commodities, China’s economic slowdown and the weak economic growth of other key countries such as the United States, several Eurozone countries and Japan.

In 2016, the global economy is predicted to remain filled with challenges, considering that the global prices of commodities and oil will continue to suppress the economic growth of the economic of some countries  of Latin America, Middle East, Russia and some Asian countries. Meanwhile, in the financial sector, the interest rate of United States Federal Funds Rate (“FFR”) would affect the dynamics of global economy, due to rate changes of FFR generally responded by economic policies of various countries, potentially creating  volatility in the financial markets. Nevertheless, the 2016 global economy is predicted to continue to grow 3.6%, better in comparison to 2015.

THE Indonesian Macro Economy

In 2015, Indonesia’s economy grew at a relatively good rate, although still a little under its original target at 4,8%.  Several factors, external or internal, caused the slowdown of economic growth. The external factors that influenced this slowdown were the global economic slowdown in general, including in China, who is Indonesia’s main trade partner, and falling commodity prices that affected Indonesia’s economy, especially in the regions outside of the Island of Jave. Meanwhile, the most important internal factors was the public’s decreasing purchasing power, among others due to the elimination of fuel subsidies by the end of 2014. The public’s purchasing power is the key to economic growth, considering that more than half of Indonesia’s gross domestic product comes from household consumption or expenditures.

To push for economic growth, the Government of Indonesia has delivered various economic stimuli through economic policy packages, among others a policy to simplify the business licensing process, efforts to increase manufacture exports and tax incentive schemes. In addition, a healthier posture of the State’s Revenue and Expenditure Budget (APBN), after the elimination of fossil fuel subsidies, is expected to stimulate long-term economic growth through the improvement of infrastructure development.

The inflation rate in Indonesia in 2015 is under control, about 3,4% and in 2016, the Central Bank of Indonesia (BI) is targeting an inflation rate of 4%, plus minus 1%. Meanwhile, the reference interest rate from the Central Bank (BI Rate) is relatively stable in 2015 with a tendency of declining. By the end of the year, the BI Rate reached 7,5%, 25 Bps lower than January 2015.

Meanwhile, throughout the year, Rupiah’s exchange rate against the US$ (according to the exchange rate average of the Central Bank of Indonesia) has declined or depreciated 10,6% to Rp13,795/US$ by the end of 2015. In the last several years, the Rupiah tended to depreciate, whereby in early 2013 the rate was Rp9,733/US$, and by the end of 2013 it became Rp12,250/US$; then by the end of 2014 the rate was Rp12,502/US$. Other countries in the region also experienced the depreciation of their exchange rate, which indicates that the global economic situation has a significant influence to the Rupiah’s exchange rate. However, there were several internal factors that caused the steep depreciation of the Rupiah, such as the trade balance deficit in several months in 2015.

However in general, Indonesia's economic growth is still better than the average growth of the global economy and the countries of the ASEAN.  The dynamics and fluctuation of the global economy has the potential to continue in 2016, so Indonesia still needs to remain alert of some risks that might arise. As a country with one of the largest population, Indonesia has the benefit of a huge domestic market, good demographic structure with a high increasing workforce and middle class for several years to come. This can become a positive momentum to create economic growth by maximizing any existing opportunities.

1 Goldman Sachs International Research

TELECOMMUNICATIONS  INDUSTRY DEVELOPMENT IN INDONESIA

In the middle of a domestic economic slowdown, the telecommunications industry recorded an excellent growth of 9% in 2015, nearly double the growth rate of the GDP. This demonstrates that the need for telecommunication and access to information are increasing and have even become part of the basic needs of Indonesian society, that people are still buying telecommunication services despite the decrease of purchasing power due to several factors, including the elimination of fuel subsidies by the end of 2014 and poor commodity prices.

The penetration of SIM cards in the cellular industry in Indonesia is quite high, at well over 100%, making continued growth in penetration  increasingly limited. The mobile industry is currently dominated by three major players who hold approximately 90% of the market share. Telkomsel leads over Indosat and XL Axiata, both in terms of operational and financial parameters. Telkomsel’a leading position is expected to last in the upcoming years given Telkomsel’s better ability to invest in infrastructure development to improve service quality and network expansion.

The shifting trend from legacy services (voice and SMS) to data services is still rapidly advancing, driven by cheaper prices of smartphones as well as the rapidly growing youth segment. Data traffic has grown very rapidly, while SMS service traffic has decreased. We expected that this trend will continue, given that the smartphone penetration in Indonesia is still relatively low with relatively low data consumption by smartphone users, and  the growth of the telecommunications industry will be driven by the growth of data services.

One of the main challenges faced by the industry is the increasing use of over the top ("OTT") services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high. Therefore, telecommunication operators must have an appropriate business model, which may include collaboration with OTT players,  in order to properly manage the impact.

For the fixed network segment (fixed line), fixed broadband services have been on the rise throughout 2015, especially in the large cities, marked by the emergence of several new players. The Indonesian public has begun to realize the importance of high-quality internet connectivity to houses. Currently, the penetration of fixed broadband services in Indonesia is still very low and relatively lower than in some neighboring countries such as Singapore and Malaysia. Therefore, we expect  that the fixed broadband segment will experience rapid growth in the future, in line with the growth of the middle class in Indonesia.

In recent years, data consumption in the mobile segment has increased several-fold, and it is expected that the consumption level per user will continue to grow rapidly from the current average data consumption per user. The growth of data consumption needs large capital expenditure in order to increase capacity and coverage. Nevertheless, some operators have financial limitations to establish networks due to low levels of profitability. The level of ARPU in Indonesia is also relatively low compared to the  global or  Asia Pacific average.

The increasing penetration of smartphones and data consumption has fueled the growth of digital content and applications. With better mobile data connectivity, people have began consuming a variety of digital content and application services beyond social media, such as e-Commerce, digital payment and digital advertising, and it has also led  to a variety of innovative applications such as Gojek services. This trend is expected to continue and content consumption is also expected to lead to game and video streaming consumption.

For the fixed broadband segment, Telkom and First Media (LinkNet) control around 95% market share of fixed broadband. In other business segments, Telkom has been dominating connectivity services for corporations and small and medium enterprises (SMEs), wholesale line rental and leasing of satellite transponders. In the field of Information and Communication Technology (ICT), Telkom through Sigma has a market share which is around 5% for IT services and 10% for data center. Within the telecommunication tower business, Telkom Group has more than 24,000 towers, which around 6,800 towers operated by Mitratel and around 17,800 towers operated by Telkomsel has nmore than 17,000 towers, larger than the number of towers that are owned by PT Tower Bersama Infrastructure Tbk, PT Sarana Menara Nusantara (Protelindo) and PT Solusi Tunas Pratama.

The government has completed the drafting of the Indonesia Broadband Plan 2014-2019, which was enacted through Presidential Decree Number 96 of 2014. In the Indonesia Broadband Plan 2014-2019, broadband is defined as internet access with guaranteed nonstop connectivity, guaranteed durability and information safety as well as triple-play capability with a minimum speed of 2 Mbps for fixed access and 1 Mbps for mobile access.

In the next five years (2019), the development of national broadband is expected to provide fixed access in urban areas to 71% of households (20 Mbps) and 30% of the population, as well as mobile access to the entire population (1 Mbps). For  rural areas, access to fixed broadband infrastructure is expected to reach 49% of households (10 Mbps) and 6% of the population, as well as mobile access to 52% of the population (1 Mbps).

COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Others – Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The indoneisan telecommunications sector is regulated by Law No.36/1999 (the "Telecommunications Law"), which became effective on September 8,  2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, to facilitate new entrants as well as to increase transparency and competition. The Telecommunications Law abolished the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing body who is responsible for coordinating telecommunication services domestically and internationally. In order to increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among fellow telecommunication operators.

The Telecommunications Law is implemented through a variety of Government Regulations and Ministerial Regulations, including Government Regulation No.52/2000 on Telecommunications, Decree of the Minister of Communication and Informatics No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 on Provision of Telecommunication Networks, Decree of the Minister of Transport No.33/2004 on the Monitoring of Fair Competition of the Fixed Network and Basic Telephone Service Operations and Decree of the Minister of Transportation No.KM.4/2001 dated  January 16, 2001 on the National Basic Technical Plan 2000 for the National Telecommunications Development ("National Technical Telecommunications Plan"). The National Technical Telecommunications Plan has been amended several times, most recently is the Decree of the Minister of Communication and Informatics No.09/PER/M.KOMINFO/06/2010 dated  June 9, 2010. Along with the Telecommunications Law, National Technical Telecommunications Plan determines the basic vision for the development of Indonesia’s telecommunications regulator.

The government is currently encouraging healthy competition and transparency in the telecommunications sector, even though the government does not prevent operators from obtaining and increasing its dominance in the market through specific regulations. Nevertheless, the government prohibits market leading operators from abusing its dominant position.

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (“KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

Fixed Services

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. At that time, the MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and the interconnection arrangement with us.

We also compete against other major fixed broadband service providers such as PT First Media Tbk and PT Supra Primatama Nusantara (BizNet Networks) as well as new providers, PT Media Nusantara Citra and My republic.

Cellular

We operate our cellular service business through our 65% majority-owned subsidiary, Telkomsel. By subscriber numbers, Indonesia’s cellular market is dominated by Telkomsel, Indosat, Hutchison and XL Axiata, which collectively accounted for approximately 97% of the full-mobility cellular market of December 31, 2015. Other providers include Smartfren Telecom and Bakrie Telecom.

There were approximately 340  million mobile  cellular subscribers in Indonesia as of December 31, 2015, a 6.3% increase from approximately 320  million as of December 31, 2014. The relatively high penetration of the mobile market make continued growth in penetration increasingly limited, with the number of SIM card, user reaching saturation level.

As of December 31, 2015, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 152.6  million cellular subscribers and a market share of approximately 47% of the cellular market based on the estimated number of subscribers. The next largest providers were Indosat, Hutchison and XL Axiata, which have a market share of approximately 21%, 16% and 13% respectively, based on the estimated  number of subscribers as of December 31, 2015. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat, as well as Bakrie Telecom. However, in line with development of digital technology, our IDD also faces competition with VoIP and other internet-based voice services like Skype and Google Talk.

Voice over Internet Protocol (VoIP)

We formally launched our voice service through VoIP technology in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte.  Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia.

We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. In addition to other VoIP operators, we also compete with internet-based voice services likes Skype and Google Talk.

Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting infrastructure, due to the characteristics of the region as an archipelago. The capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, OUTV (Occasional Usage TV), military and goverment network, video distribution, DTH television, flight communication  and disaster recovery.

We compete with a number of other satellite operators with satellites covering Southeast Asia, and several operators are in the process of developing satellites  withcoverage of Southeast Asia. However, we believe that demand for satellite transponder capacity still exceeds current supply. In view of the market opportunities, limited supply and our own requirements, we are currently in the process of developing the Telkom-3S satellite, which is currently planned for launch in late 2016, and the Telkom-4 satellite, which is currently planned for launch around the end of 2017. We expect that Telkom-3S will replace Telkom-2 and Telkom-4, which will also have coverage to India, will replace Telkom-1.

Tower

As of December 31, 2015, through our subsidiary, Mitratel, we operated 6,800 telecommunication tower located throughout Indonesia. We lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Most towers owned by Telkomsel also leased to other operators. Our principal competitors in this tower business are PT Tower Bersama Infrastructure Tbk, PT Sarana Menara Nusantara Tbk (Protelindo), PT Solusi Tunas Pratama Tbk as well as other telecommunications operators that have and lease space on towers.

Others

The dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of the over the top (OTT) services which provide a substitute service to basic telecommunications services such as voice and SMS. Some OTT service providers are quite popular, including WhatsApp, Facebook, Line, and many others. The presence of these OTT services has affected the use of legacy services, particularly SMS, which has resulted in traffic falling in recent years.

BUSINESS OVERVIEW

STRATEGIC WORKING PROGRAMS OF 2015

In 2015, Telkom continues the Three Main Programs which have been determined since two years ago to maintain the sustainable growth. The said three programs are to maintain the double digit of Telkomsel, to push digital business through Indonesia Digital Network, as well as to develop and widen international business.

The role of Telkomsel is very strategic considering its substantial contribution to total income of Telkom, so that it is very important for us to ensure that Telkomsel has a good performance.

Indonesia Digital Network or IDN consists of id-Access which constitutes fiber optic based broadband access to houses, id-Ring which constitutes fiber-based broadband highway and has national scale as backbone network, and id-Convergence which constitutes high capacity data center that is integrated with Telkom network, which constitutes infrastructure foundation in order to support data service either through business unit cellphone or fixed line. Infrastructure of broadband network which excels in either coverage, capacity or capability will give the best experience to the customers of Telkom.

Meanwhile, some initiatives are conducted by Telkom to strengthen its footprint regionally, by developing and widening its business in 10 countries, in various business models with measured risks and in line with the entire strategies of Telkom.

BUSINESS PORTFOLIO

Our Digital TIMES Portfolio is part of our effort in order to be more focused on customer value. Beginning January 1, 2016, we have reorganized our 15 previous portfolios (consisting of nine product portfolios and six customer portfolios), into six product portfolios, mapped onto five CFUs, and are in the process of continuing to reorganize internally to reflect our revised product portfolio and CFU structure.

Our six revised product portfolios are categorized into several lines of business as follows:

Telecommunication Business

Our product portfolios focused on Telecommunication are:

-     Mobile (mobile legacy, i.e. mobile voice and SMS, and mobile broadband).

-     Fixed (fixed voice, fixed broadband).

-     Interconnection and  International Traffic (wholesale  telecommunication services – interconnection  and international business).

-     Network Infrastructure (satellite  and tower  operations).

Information Business

Our product portfolio focused on the information business for Digital Enterprise, which are includes Information  and Communications Technology Platform (Enterprise Connectivity,  IT Services, Data Center and Clouds, BPO, Devices/Hardware), and Smart Enabler Platform (Payments, Digital Advertising, Big Data and Other Smart Enablers).

Media and Edutainment Business

Our product portfolios focus on Media and Edutainment is Digital Consumer (e-Commerce, video-TV, digital mobile).

All of our product portfolios are mapped onto one or more of five  new CFUs, namely:

-     Mobile CFU.

-     Digital Service CFU.

-     Consumer CFU.

-     Enterprise CFU.

-     Wholesale and International CFU.

OPERATIONAL OVERVIEW BY SEGMENT

As part of the Company’s strategy to provide a thoroughly and comprehensively (one-stop solution)  to our customers, since 2013, we have changed our business segment approach from product based to customers based. These changes result in our segment information presentation from fixed wireline, fixed wireless, cellular and others becomes segmental reports of corporate, home, personal  and others.

We have four main operating segments, described in more details as follows:

-          Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions.

-          Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home consumers.

-          Our personal segment provides mobile cellular to individual consumers.

-          Our others segment, particularly provides building management services.

Operating Customer by Segment	Unit	Year ended on December 31
		2015	2014	2013
Corporate Segment
Satelit-transponder	MHz	4,648	3,560	3,007
Leased channel	Mbps	99,827	88,257	84,624
IPLC	Mbps	8,435	8,639	9,421
Datacomm	Mbps	1,907,012	930,327	381,440
Corporate internet	Mbps	146,843	93,368	62,687
Fixed wireline (POTS)	(000) subscribers	1,547	1,465	1,408
Fixed broadband (IndiHome)	(000) subscribers	413	353	315
Home Segment		-
Fixed wireline (POTS)	(000) subscribers	8,730	8,233	7,943
Fixed broadband (IndiHome)	(000) subscribers	3,570	3,047	2,698
Individual Segment		-
Seluler	(000) subscribers	152,641	140,585	131,513
Fixed wireless	(000) subscribers	N/A	4,404	6,766
Mobile broadband (Flash)	(000) subscribers	43,786	31,216	17,271

TELKOM’S RESULTS OF OPERATION BY SEGMENT

As of December 31, 2015, Telkom Group's revenue  is dominated by personal segment revenues Rp76,131 billion or 61%, followed by corporate segment revenues of Rp35,419 billion or 28% and home segment revenues Rp11,671 billion or 9%. The following chart segment operating results in the last 3 years:

Details operating results of segment can be seen in the table below.

Telkom's Results of Operation By Segment	Growth	Years Ended December 31
	2015-2014	2015		2014 (Restated)	2013
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Corporate
Revenues
External Revenues	12.3	21,072	1,528	18,763	17,041
Inter-segmen revenues	34.7	14,347	1,041	10,652	8,549
Total segmen revenues	20.4	35,419	2,569	29,415	25,590
Total segmen expenses	24.9	(28,305)	(2,053)	(22,663)	(20,375)
Segmen Results	5.4	7,114	516	6,752	5,215
Depreciation and amortization	0.3	(2,708)	(196)	(2,699)	(2,423)
Provision for impairment of receiveables	204.3	(560)	(41)	(184)	(994)

Telkom's Results of Operation By Segment	Growth	Years Ended December 31
	2015-2014	2015		2014 (Restated)	2013
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Home
Revenues
External Revenues	9.5	7,319	531	6,682	6,669
Inter-segment revenues	63.2	4,352	316	2,667	2,794
Total segment revenues	24.8	11,671	847	9,349	9,463
Total segment expenses	27.4	(11,411)	(828)	(8,960)	(8,885)
Segmen Results	(33.2)	260	19	389	578
Depreciation and amortization	(19.5)	(1,203)	(87)	(1,495)	(1,487)
Provision for impairment of receiveables	(36.4)	(297)	(22)	(467)	(390)
Personal
Revenues
External Revenues	15.3	73,766	5,351	64,000	59,028
Inter-segment revenues	(12.0)	2,365	172	2,686	2,358
Total segment revenues	14.2	76,131	5,523	66,686	61,386
Total segment expenses	14.6	(51,303)	(3,722)	(44,786)	(39,463)
Segmen Results	13.4	24,828	1,801	21,900	21,923
Depreciation and amortization	20.4	(14,531)	(1,054)	(12,071)	(11,234)
Impairnment of fixed assets	(100.0)	-	-	(805)	(596)
Provision for impairment of receiveables	11.3	(148)	(11)	(133)	(202)
Other
Revenues
External Revenues	24.7	313	23	251	229
Inter-segment revenues	19.1	1,943	141	1,632	909
Total segment revenues	19.8	2,256	164	1,883	1,138
Total segment expenses	18.7	(2,040)	(148)	(1,718)	(1,008)
Segmen Results	30.9	216	16	165	130
Depreciation and amortization	50.8	(92)	(7)	(61)	(40)
Provision for impairment of receiveables	(100.0)	(5)	(0)	-	(3)

Year ended December 31, 2015 compared to year ended December 31, 2014.

Corporate Segment

Our corporate segment revenues increase by Rp6,004 billion, or 20.4%, from Rp29,415 billion in 2014 to Rp35,419 billion in 2015. The increase was primarily due to an increased in network revenues by Rp4,284 billion, or 101.2%, as a result of increase in leased line revenues by Rp4,144 billion, or 309.9%, transponder revenue increased by Rp252 billion or 10.1% and international leased line decreased by Rp119 billion or 85.1%. Data and internet revenues  increased by Rp939  billion, or 10.5%, due to increased in data communication others revenues by Rp1,037  billion, or 318.4% and decreased in high speed internet by Rp86 billion or 8.6%. Interconnection revenues increased by Rp565  billion, or 11.1%, due to an increased in international IDD OLO revenues by Rp360  billion, or 35.5% and an increased in international IDD incoming revenues by Rp354 billion, or 16.0%.  The increased was offset by decreases of long distance cellular by Rp89 billion or 2.2% and other local by Rp68 billion or 29.9%. Others telecommunications revenues increased by Rp418 billion, or 5.7%, due to an increased in call center services revenues by Rp591 billion, or 40.4% and decreased in CPE and terminal by Rp225 billion or 24.3%.  The increased was offset by decreased in fixed wireline by Rp212 billion or 5.6% due to decreased on local usage by Rp117 billion or 24.5%, long distance usage by Rp53 billion or 12.3% and IDD 007 usage by Rp22 billion or 16.9%.

Our corporate segment expenses increased by Rp5,642 billion, or 24.9%, from Rp22,663 billion in 2014 to Rp28,305 billion in 2015, primarily due to an increased in operation,  maintenance and telecommunication services expenses by Rp3,467 billion, or 32.2% as a result of increased in operation and maintenance (O&M) expenses by Rp1,210  billion, or 57.9%, including increased cooperation expenses by Rp771 billion, or 27.2%, leased lines and CPE expenses by Rp716  billion, or 61.7%, cost of IT services by Rp525  billion, or 146.8%, O&M supporting facilities by Rp130 billion or 36.0%, transportation by Rp65 billion or 7.3% and O&M land and building by Rp46 billion or 14.4%. Interconnection expenses increased by Rp779 billion, or 19.4%, as a result of increased in international IDD007 interconnection expenses by Rp530 billion, or 28.1% and Telkom Global international interconnection expenses by Rp258 billion, or 95.8%. Personnel expense  increased by Rp534 billion, or 14.9%, due to an increased in early retirement program expenses by Rp246 billion or 100.0%, bonuses expenses increased by Rp179 billion, or 31.7% and personnel expense increased by Rp101 billion or 16.7%. Others expenses increased by Rp886 billion, or 293.5%, due to penalty and commitment charge by Rp460  billion or 100.0%, income tax expenses by Rp117  billion, or 25,415.4%, others non-operating expenses by Rp265  billion, or 127.3%, and tax expense by Rp33 billion or 82.9%.  Marketing expense increased by Rp49 billion or 6.7% due to advertising and promotion by Rp43 billion or 10.2%.

Home Segment

Our home segment revenues increase by Rp2,322 billion, or 24.8%, from Rp9,349 billion in 2014 to Rp11,671 billion in 2015 mainly due to increased in data and internet revenues by Rp1,361 billion, or 32.3%, as a result of increased in data communication others by Rp722  billion, or 26.3%, increased in Pay TV revenues by Rp341  billion, or 451.7%, in line with the achievement of the IndiHome subscribers more than 1 million subscribers, while high speed internet revenues increased by Rp150  billion, or 4.0% and high speed internet monthly subscription increased by Rp52 billion or 408.7%. Other telecommunication revenues increased by Rp1,118 billion, or 164.6%, primarily due to increased in sale of handset. The increased was offset by a decreased in other revenue by Rp49 billion or 21.9% and fixed wireline revenue by Rp25 billion or 0.6%.

Our home segment expenses increased by Rp2,451  billion, or 27.4% from Rp8,860  billion in 2014 to Rp11,411 billion in 2015. This increase primarily due to an increased in operation, maintenance and telecommunication services expenses by Rp1,932 billion, or 79.2%, due to an increased in terminal/handset expenses by Rp1,071  billion, or 258.4%, increased in cooperation expenses by Rp552 billion, or 349.6%, increased in leased lines and CPE expenses by Rp403 billion, or 322.2%, offset by decreased in insurance expense by Rp40 billion or 33.4% and vehicle rent by Rp30 billion or 30.7%. Personnel expenses increased by Rp508 billion, or 15.4%, due to early retirement program expenses by Rp328 billion or 100.0%, bonuses expenses increased by Rp231 billion, or 35.1%, net periodic post-retirement healthcare benefits increased by Rp81 billion or 192.1% and offset by decrease in net periodic pension costs by Rp156 billion or 51.2%. Other expense increased by Rp606 billion or 1,444.9% due to increased in penalty and commitment charge by Rp364 billion or 100.0% and others non-operating expense by Rp243 billion or 1,151.1%.The increased was offset by decreased in general administrative expense by Rp291 billion or 19.7%  due decreased in provision for impairment of receivables by Rp160 billion or 35.1% and training, education and recruitment by Rp119 billion or 46.4%. While, depreciation and amortization expense decreased by Rp292  billion or 19.5%.

Personal Segment

Our personal segment revenues increase by Rp9,445 billion, or 14.2% from Rp66,686 billion in 2014 to Rp76,131 billion in 2015, mainly due to an increased in data and internet revenues by Rp7,083 billion, or 25.7%, due to increased in cellular data communication revenues by Rp6,015 billion, or 44.5%, in line with the increase in Telkomsel Flash subscribers 40.3% from 31.2 million in 2014 to 43.8 million in 2015, payload data increased by 109.6% to 492,245 TB in 2015. Cellular SMS revenues increased by Rp1,195 billion, or 8.6% as a result of the successful in cluster based pricing implementation. The increased is offset by decrease on SMS fixed wireless by Rp100 billion or 97.0%. Cellular revenues was increased by Rp3,088  billion, or 9.1%, due to increased in cellular commitment revenues by Rp2,083 billion, or 28.3%, in line with increased in cellular subscribers by 8.6% to 152.6 million in 2015, cellular long-distance usage by Rp658  billion, or 7.0%, celullar feature revenues increased by Rp286 billion, or 37.5%.

The increased was offset by decreasing in fixed wireless revenue by Rp437 billion or 82.5% because termination Flexi, decrease on local used by Rp119 billion or 71.9%, long distance usage by Rp266 billion or 89.4% and monthly subscription by Rp49 billion or 78.1%. The other revenues decrease by Rp110 billion or 50.0% due to decrease in others non operating income.

Our personal segment  expenses increased by Rp6,517  billion, or 14.6% from Rp44,786  billion in 2014 to Rp51,303 billion in 2015, primarily due to an increased in operation, maintenance  and telecommunication services expenses by Rp4,540 billion, or 21.9%, due to the increased in manage capacity service by Rp1,686 billion or 100.0%, increased in O&M power supply expense by Rp906  billion, or 43.8%in line with growth in BTS Telkomsel by 20.9% to 103,289 thousands unit in 2015, and O&M transport expenses by  Rp749 billion, or 16.2%,  O&M radio base station by Rp1,024 billion, or 24% and rental expense increased by Rp210 billion or 23.2%. Depreciation and amortization expenses increased by Rp2,460  billion, or 20.4%, mainly due to an increased in depreciation transmission installation and equipment by Rp1,771  billion, or 21.8% and amortization  by Rp226  billion, or 67.3%, increased in depreciation leased assets by Rp216  billion or 34.1%, increased in depreciation of building by Rp20 billion or 76.6%, depreciation cable network by Rp55 billion or 103.9%, depreciation switching by Rp13 billion or 1.1%, depreciation of lease hold by Rp17 billion or 34.5% and depreciation of vehicles by Rp3 billion or 11.4%. Personnel expenses increased by Rp1,091 billion, or 39.9%, primarily due to an increased in bonuses expenses by Rp497 billion, or 87.2%, increased in employees income tax expenses by Rp200  billion, or 44.6%, early retirement program expenses by Rp216  billion or 100% and long service award increased by Rp190 billion or 165.5%.

The increased was offset by decreased in interconnection expenses by Rp1,481  billion, or 31.3%, due to decreased in Blackberry cooperation expenses by Rp1,078 billion, or 69.0%, in line with decreased of Blackberry subscribers by 31.7% to 4.0 million subscribers in 2015 and decreased in cellular to IDD interconnection expense by Rp331 billion, or 54.1%. General administration expense decreased by Rp66 billion or 4.1% due to decrease in collection expense by Rp270 billion or 38.3%, offset by increased in profesional fees by Rp118 billion or 98.7%, training, education and recruitment by Rp28 billion or 40.6%, social contribution by Rp22 billion or 83.6% and provision for impairment of receivables by Rp15 billion or 11.3%. Foreign exchange loss decreased by Rp55 billion or 53.5%.

Other Segment

Our other segment revenues increase by Rp373 billion, or 19.8%, from Rp1,883 billion in 2014 to Rp2,256 billion in 2015, mainly due to an increased  in leased revenues by Rp225  billion, or 20.8%, due to increased in building maintenance revenue by Rp193 billion, or 20.5% and building leased revenues by Rp28  billion, or 22.6%. Other telecommunication increased by Rp148 billion or 18.4% due to others revenues increased by Rp72 billion, or 329.1%, transport management service revenues increased by Rp50  billion, or 40.1%, and security service revenues increased by Rp44  billion, or 13.6%. The increased was offset by decreased on project management revenue by Rp30 billion or 13.7%.

Our other segment expenses increased by Rp322 billion, or 18.7%, from Rp1,718 billion in 2014 to Rp2,040 billion in 2015 mainly due to an increased in operation, maintenance  and  telecommunication service expense by Rp246 billion, or 16.7%, due to an  increased in cooperation expenses Rp112 billion, or 71.7%, vehicles rental and supporting facilitiesby Rp42  billion, or 43.9%, electricity, gas and water expenses by Rp44 billion, or 6.8%, and security operational expenses Rp44  billion, or 15.7%.

Depreciation expenses increased by Rp31 billion, or 50.8%, mainly due to an increased in depreciation power supply, depreciation vehicles, and depreciation building. General and administration expense increased by Rp20 billion, or 53.6%, was primarily due to increased in provision for impairment of receivables by Rp5  billion, or 2,793.9%, meeting expenses by Rp4 billion, or 155.7%, and professional fees expenses by Rp3 billion, or 224.0%. Personnel expenses increased by Rp16  billion, or 12.9%, due to increased in outsourcing expenses by Rp6 billion, or 11.9%, bonuses expenses by Rp4  billion, or 61.9%, pension assistance expense by Rp3  billion, or 158.9% and incentives expenses by Rp2  billion, or 20.8%, meanwhile marketing expenses increased by Rp2  billion, or 19.7%, due to increased in representation expenses.

Year ended December 31, 2014 compared to year ended December 31, 2013.

Corporate Segment

Our corporate segment revenues increased by Rp3,825  billion, or 14.9%, from Rp25,590  billion in 2013  to Rp29,415 billion in 2014. The increase  was mainly due to an increased in others telecommunications services by Rp1,855 billion, or 41.1%, was reflect by an increased in tower lease revenue by Rp678 billion, or 34.1%, in line with growth in BTS number by 31.2% and tower tenats by 31.4%, Customer Premise Equipment (“CPE”)  also increased by Rp342 billion, or 29.1%, management service revenue by Rp391 billion, or 1261.7%, and E-payment revenue to Rp341 billion, or 180.7%. An increased in network revenue by Rp694 billion, or 18.6%, due to the increased in transporder revenue by Rp691.9  billion, 41.7%. Data and internet revenue increased by Rp554 billion, or 8.1%, due to an increased in Astinet revenue of Rp390 billion, or 71.2%, and Metro E revenue by Rp430 billion or 43.3%. Interconnection revenues increased by Rp394 billion, or 7.0%, due to the increased in our wholesale voice revenue by Rp146 billion, or 25.1%, IP Transit revenue by Rp130.8  billion, or 16.8%, SLI 007 incoming interconnection revenue of Rp91 billion or 6.1%. Wireline revenue increased Rp309 billion, or 6.6%, due to the increase in call center by Rp393 billion, or 33.9%.

Our corporate segment expenses increase by Rp2,288 billion, or 11.2%, from Rp20,375  billion in 2013  to Rp22,663  billion in 2014, primarily due to an increased of Rp1,219 billion, or 12.9% in operating and maintenance expenses as a result of higher tower rent expenses Rp599 billion, or 129.2%, as well as an increased in tower lease revenue, site operating expense by Rp300 billion, and managed services expense Rp292 billion,  or 1928.1%. Depreciation expense increased by Rp276  billion, or 11.4% due to the increased in depreciation of equipment and installation of transmission by Rp186 billion, or 33.7%, and depreciation expense of power supply Rp115 billion or 50.7%. Interconnection expenses increased Rp178 billion, or 4.6%, due to the increased in cellular long distance transit interconnection expense by Rp121 billion, or 20.3% and Telkom Global 017 interconnection charges by Rp109 billion, or 68.4%, and the decline in foreign exchange loss by Rp616 billion, or 92.5%.

Home Segment

Our home segment revenues decrease by Rp114 billion, or 1.2%, from Rp9,463  billion in 2013  to Rp9,349  billion in 2014  mainly due to the decline in wireline revenues by Rp399 billion, or 8.6% decrease in local usage. This decrease was partially offset by the increased in data and internet revenues by Rp287 billion, or 8.0%, due to the increased in speedy revenue in line with the customer growth from 3,013 thousand to 3,400 thousand, or 12.8%, in 2014.

Our home segment expenses increase  by Rp75 billion, or 0.8% from Rp8,885  billion in 2013  to Rp8,960  billion in 2014, primarily due to a decreased in other income by Rp511 billion, or 70.6%, and a decrease in the difference of fair value investments Rp228 billion, or 98.3%. This decreased was offset by a decreased in operating expense by Rp266 billion, down 2.9%, due to a decreased in personnel expense Rp461 billion, or 12.4%, due to a decreased in bonus expense by Rp200 billion, or 23.3%, and net periodic post-retirement healthcare expense by Rp170 billion, or 80.2%.

Personal Segment

Our personal segment revenues increase by Rp5,300  billion, or 8.6% from Rp61,386 billion in 2013  to Rp66,685 billion in 2014, mainly due to the increased in data and internet revenues by Rp4,270 billion, or 18.3%, which increased in Telkomsel cellular data by Rp4,007 billion, or 38.6%, parallel with the increase in 67.9 million, or 48.3%, the number of subscribers (including pay as you use) subscribers. Payload data traffic increased to 234.862 TB, or 142.9%. Rp547.8 billion, or 4.2%, increased in our SMS revenue. Revenue in mobile increased by Rp2,035 billion, or 6.3%, due to an increase in cellular monthly subscription revenue by Rp1,200 billion, or 17.8%, mobile long distance revenues increased by Rp487 billion, or 5.4%, and Rp380 billion, or 2.7%, in local cellular. Supported by the increased in mobile subscribe by 6.9% from 131.5 million in 2013 to 140.6 million in 2014. Chargable MoU increased by 15.0% to 161.4 billion minutes in 2014.

Our personal segment  expenses increase  by Rp5,323  billion, or 13.5% from Rp39,463  billion in 2013  to Rp44,786  billion in 2014, primarily due to the increased in operation and maintenance expenses by Rp4,192 billion, or 25.4%, due to the increased of antenna and tower expense by Rp1,014 billion, or 40.8%, and radio base station expense by Rp446 billion, or 11.7%, due to the growth of BTS number by 22.3% from 69,864 unit in 2013 to 85.420 units in 2014. Increased in leased line expense by Rp799 billion, or 8,027.4%, an increased in satellite transmission expense by Rp411.5 billion, or 9,724.6%, Rp432 billion,  or 5,714.3%, in outsourcing. Land and buildings expense increased by Rp270 billion, or 65.5%, in line with the increased in the number of BTS and GraPARI. USO expense increased by Rp222 billion, or 29.4% and lease building expense increased by Rp159.2  billion, or 21.9%.

Depreciation expense increase Rp837 billion or 7.45% and Impairment of fixed assets increased Rp209 billion, or 35% due to the increased in depreciation of equipment and installation of transmission by Rp1,279 billion, or 18.6%, were offset by a decreased in depreciation expense lease assets - equipment and installations transmission by Rp264 billion, or 29.5%.

Other Segment

Our other segment revenues increase by Rp745  billion, or 65.5%, from Rp1,138  billion in 2013  to Rp1,883 billion in 2014 mainly due to an increase in building management revenue by Rp499.3 billion, or 112.6%, due to the addition of building management combine with energy management, and additional rental of completed buildings. Total area of the building being leased in 2014 increased by 5.5%, transport management services revenue increased by Rp66.5 billion, or 116.8%. Security services revenue increased by Rp55 billion, or 20.6%, due to the addition of personnel and an increase in the UMR in 2014, and management projects revenue increased by Rp50 billion, or 29.6%.

Our other segment expenses increase by Rp710  billion, or 70.4%, from Rp1,008  billion in 2013  to Rp1,718  billion in 2014  mainly due to an increased in operating and maintenance expense by Rp652 billion, or 79.0%, due to the increased in electric by Rp494 billion, or 345.8%, increased in security services expenses by Rp40 billion, or 17.2%, due to the addition of personnel and salary increased as a result of the minimum wage property expense Rp71.3  billion, or 22.2%  because of property sale. The increased was also due to an increased in the personnel expenses by Rp27 billion, or 28.7%, due to an increase in outsourcing expense.

MARKETING STRATEGY

We have implement a comprehensive marketing strategy to bolster our brand and to boost sales as well, including through marketing communication activities and product and service distribution channel development.

We implement a “paradox marketing” framework in managing our marketing as illustrated in following diagram:

In our implementation of the “paradox marketing” framework as illustrated above, the “more for less” concept is based on the value preposition of the products and services we offer to customers, with the aim that customers can acquire more relevant benefits at a lower price  compared  to our competitors, with mass customization that is in line with customers’ requirements for our products  and services.

In the consumer segment business portfolio (which includes consumer home services and  consumer personal services), in 2015, we introduce the new IndiHome service, which bundles in all in one packages at a competitive price services consisting primarily of broadband Internet, fixed line residential phone, and interactive TV services. The IndiHome package includes high speed internet services of up to 100 Mbps, and domestic calls (which may include, depending on the specific package, a limited amount of free domestic calls). The interactive TV service, which is supported with IPTV (internet protocol television) technology, provides customers with a new flexible way to watch television that allows customers to pause, rewind and replay content, and also to select and watch re-runs of TV programs which has aired up to 7 days before. The IndiHome package also includes free unlimited music streaming from MelOn digital music service and three-months free antivirus protection. In addition, we have also developed additional or add-on services to provide more benefits to the customers, such as IndiHome Telephone Mania, an unlimited voice call plan from a home phone to any Telkomsel phone numbers, IndiHome Global Call, an international call plan with special prices to selected favourite destination countries, and Seamless wifi.id, an add-on service for IndiHome customers to enjoy unlimited internet access at all Indonesia wifi access points in Indonesia. To provide the best experience to our customers, we have also focused on the latest infrastructure technology based on a fiber optic network, which provides more reliable, stable and robust connectivity,  that is deployed as part of the Indonesia Digital Network.

The IndiHome service was developed based on the “more for less” strategy framework, whereby customers get more benefits with less cost compared to the cost of the individual services, and which we believe is an example of our focus on value innovation to strengthen our positioning and differentiation compared to competitors.

In the corporate  segment business portfolio (which includes enterprise, government and business customers),  we have 10 primary  marketing strategies, as outlined below:

1.       Enhancing Center of Excellence Strategy, which relates to development of human resources, and particularly the development of account management teams;

2.       New Enterprise Business Development Process, a strategy relating to our business development process for the enterprise market, covering strategic account management, CRM enhancement, customer service and team incentives;

3.       Smart Business Portfolio Unlocking, which is a business and customer portfolio development strategy that includes customer experience enhancement and service quality enhancement.

4.       TelkomGroup Business Synergy improvements, a strategy aimed at enhancing synergies within Telkom Group businesses by exploiting the competitive advantages of different subsidiaries, covering  pricing synergy, product/solution synergy and channel/ promotion synergy within the Telkom Group;

5.       High End Market Focus and Differentiation Strategy,  a strategy relating to the implementation of brand and marketing communications, including marketing program for new products/solutions

6.       International MNC Expansion (IMEX), a strategy to provide  ICT solutions  for Indonesian multinational companies that are expanding their business  internationally;

7.       Building a Paradox Business Model for Enterprise Segment, a strategy aimed at developing the paradox business model for enterprise customers to create a digital ecosystem with mutual benefits  for entities;

8.       Enhancing the Indonesia Digital Convergence Program (INDICO) Program, which is a derivative program of the Indonesia Digital Network (IDN) program, but  focused more on the development of digital convergence technology for the enterprise market;

9.       Synergizing integrated Ecosystem Business in Enterprise Market,  a strategy to strengthen our position in the enterprise market by providing solutions based on the customer’s ecosystem, including deploying Fiber to the High End Market (FTTHEM) to support the ecosystem business; and

10.    Transforming Emerging Business Portfolio for Enterprise  Market, a strategy to  prepare for the emergence of new business portfolios resulting from dynamic business changes in the enterprise market.

We implemented a revised marketing strategy in early 2015 in the wholesale and international  segment business portfolio, which we believe is a disruptive strategy that aims  to create a new equilibrium point on domestic and international wholesale business by increases  the international traffic sources through attractive business schemes and models both for the wholesale and retail. For example, we create a partnership with several global partners who have customer base to accommodate the retail activity of both parties. We and Telkomsel have entered into agreements with various foreign telecommunications operators that have subscriber bases to cap wholesale interconnection revenue and/or cost.  Such revenue and/or cost cap allows operators to offer promotional schemes to their customers for international voice traffic. The scheme has generally received a positive response from International wholesalers and resulted in increasing international voice traffic. We believe this is an example of our innovation in the traditional fixed-line voice business,  wheretraffic  has been declining.

PRODUCT OVERVIEW

The following is a brief overview of each of our six product portfolios.

Telecommunication Business

1.       Mobile Services

Our mobile products portfolio comprises mobile voice, SMS and value-added services, as well as mobile broadband. We provide mobile or cellular communications services with GSM technology through our subsidiary, Telkomsel. Mobile services (including  mobile data services) remained the largest contributor to our consolidated revenues in 2015.

Our postpaid mobile services are marketed under the brand kartuHalo and our prepaid services, which comprise almost 98% of our mobile subscribers, are marketed under the brands simPATI,  Kartu As and Loop.

–         kartuHALO is a postpaid mobile telecommunications service for the premium, professional and corporate market segment. kartuHalo offers two package options for customers, namely, HaloFit My Plan and HaloFit Hybrid.

–         simPATI is a prepaid service  that targets the needs of the middle class market segment to provide a high quality telecommunication service, through the purchase of starter packs and top up vouchers. simPATI offers simPATI Discovery and simPATI Social Max packages, which have various promotional packages from time to time.

–         Kartu As is a prepaid service targeting the lower middle class market segment, and offers a more attractive price compared to simPATI.

–         Loop  is a prepaid service targeting the youth segment through the provision of attractive data packages.

Our mobile broadband services, which are marketed under the Telkomsel Flash name, is supported by LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2015, we had 43.8 million Telkomsel Flash subscribers, compared to 31.2 million subscribers as of December 31, 2014.

We launched 4G services in December 2014, with initial coverage in Jakarta and Bali, and were the first operator in Indonesia to launch 4G services commercially. In 2015, we continued to deploy 4G/LTE services in more cities, with 2.2 million 4G/LTE subscribers and covering 14  cities with 17,869 BTS as of December 31, 2015.

Our total mobile cellular subscriber base increased from 140.6 million subscribers, comprising 2.9 million postpaid subscribers and 137.7 million prepaid subscribers, as of December 31, 2014  to 152.6 million subscribers, comprising 3.5 million postpaid subscribers and 3.5 million prepaid subscribers,  as of December 31, 2015,  an increase of 8.6% or 12.1 million subscribers.

2.       Fixed Services

Our fixed product portfolio comprises fixed voice and fixed broadband services.

In 2015, we continued to actively promote our “more for less” program, which aims to provide customers with more relevant benefits at a lower price through bundling services. Our bundling program is marketed under the commercial name IndiHome, which bundles in all in one packages at a competitive price services consisting primarily of broadband Internet, fixed line residential phone, and interactive TV services.

As of December 31, 2015, we had 10.3 million fixed voice lines in service, and 4 million fixed broadband subscribers.

We terminated our Flexi service on May 31, 2015 although the previous subscribers were able to use their old Flexi telephone numbers till December 2015. In total, we migrated a total of over 1.3 million subscribers to Telkom under our migration program.

3.       Interconnection & International Traffic

Our interconnection and international traffic product portfolio includes wholesale telecommunications services and our international business which is conducted through our subsidiary Telin.

Wholesale telecommunications services comprise primarily interconnection services, as well as network services, Wi-Fi, VAS, hubbing, data center & content platform, data & internet, and solutions. We earn revenue from interconnection services from other telecommunications operators that utilize our network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

We also have limited operations and/or interests in a number of international jurisdictions in telecommunications or data related areas, namely,

-       Singapore, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), where operate as a facility based operator and  as a telecommunication provider, and are permitted to conduct  infrastructure development;

-       Hong Kong, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Hong Kong"), where we are a mobile virtual network operator ("MVNO"), operate a GraPARI center for Indonesian workers and provide wholesale voice, wholesale data and retail mobile services;

-       Macau, through Telkom Macau Limited, where we provide retail mobile services;

-       Timor Leste, through Telekomunikasi Indonesia International (TL) S.A.("Telin  Timor Leste"), where we provide cellular voice and broadband internet services, corporate solutions as well as wholesale voice and data;

-       Australia, through  Telekomunikasi Indonesia International Pty Ltd. ("Telkom Australia"), where we provide business process outsourcing, information technology outsourcing, and IT services;

-       Myanmar, through a branch office, where we support the implementation of Myanmar via Mumbai, India International network project, and also observe the telecommunication business potential in the country;

-       Malaysia, through Telekomunikasi Indonesia International Malaysia Sdn. Bhd. ("Telin Malaysia"), where we have a minority interest in a joint venture providing MVNO services;

-       Taiwan, through Telkom Taiwan Limited, where we provide retail mobile services;

-       United States of America, through  Telekomunikasi Indonesia International (USA) Inc. ("Telkom USA"), where we undertake businesses relating to telecommunications products, telecommunication services, information technology, information technology products and information technology services;

-       Saudi Arabia, through a branch office, where we provide MVNO services and operate a GraPARI center for Indonesian pilgrims.

We have also entered into a conditional sale and purchase agreement in May 2015 to acquire Guam AP Teleguam Holdings, Inc, the parent company of GTA Teleguam, which has voice, mobile, fixed broadband and IPTV operations. The acquisition is subject to regulatory approvals.

4.       Network Infrastructure

Our network infrastructure product portfolio includes satellite operations and tower operations.

Satellite

Our satellite operations consist primarily of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services for domestic and international users.

We are currently in the process of developing the Telkom-3S satellite, which is currently planned for launch in late 2016. We have also entered into another contract for the procurement of a Telkom-4 satellite, which is currently planned for launch around the end of 2017, as a replacement for Telkom-1.

We manage our satellite business through our subsidiaries, Metra and Patrakom.

Tower

Through our subsidiary, Mitratel, we lease out space to other operators to place their telecommunications equipment on these towers for which we receive a fee.

Information Business

5.       Digital Enterprise Product Portfolio

Our digital enterprise product portfolio, which focuses on the information  business, includes the following.

Information and Communications Technology (ICT) Platform

-       Enterprise connectivity, including fixed voice, fixed broadband, IP-VPN, lease channel (LC), ethernet, and managed network services;

-       IT services, including system integration, IT outsourcing, premises integration, and professional services;

-       Data center & cloud, including data center (EDC, colocation, hosting, DRC, CDN) and cloud (Infrastructures as a Service ("laaS"), Software as a Service ("SaaS"), and UcaaS);

-       Business Process Outsourcing (BPO) services; and

-       Devices/hardware, which offer hardware sales/support (CPE trading, CPE services, and IT security).

Smart Enabler Platform

-       Payment, which offers bill payment, online payment gateway, e-money, and direct carrier billing;

-       Digital advertising, including digital out-of-home, mobile advertising, digital agency & analytics solutions; and

-       Big data & other smart enablers, which offer platform services.

Media and Edutainment Business

6.       Digital Consumer

Our digital consumer business portfolio comprises primarily media and edutainment services offered to consumers such as e-commerce services, video/TV services (pay TV, IPTV and over the top (OTT) TV), and digital mobile services (game, music and mobile digital life services).

OVERVIEW OF TELECOMMUNICATION RATES

Under Law No.36 Year 1999 and Government Regulation No.52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No.15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

-    Activation fee

-    Monthly subscription charges

-    Usage charges

-    Additional facilities fee

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No.09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No.12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No.09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

-         Basic telephony services tariff

-         Roaming tariff, and/or

-         Multimedia services tariff,

with the following traffic structure:

-         Activation fee

-         Monthly subscription charges

-         Usage charges

-         Additional facilities fee

c.        Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No.262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No.60/BRTI/III/2014 dated March 10, 2014 and No.125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.       Network lease tariffs

Through MoCI Decree No.03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.        Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

PROMOTIONAL STRATEGIES

Our first strategy with respect to promotion is personalized socializing. This strategy involves the use of social media as part of a conventional campaign with the aim of increasing customer engagement through a more customized approach. Our second promotional strategy is social personalizing where we seek to get the benefits of a mass media campaign to have a wide reach and increase the awareness of our products and brands among potential customers, while still maintaining high engagement and participation.

Promotion strategy in the corporate segment (enterprise & business service) implemented by using Telkom Solution as an umbrella brand for the micro, small, medium enterprise segment (“MSME”). Our strategy to implement the strategy paradox marketing as an approach in the enterprise market and MSME which has the characteristics of high competition and high demanding customers. Telkom using strategic account management for corporate customers through competent account managers. Account managers as a customer advocacy assigned to maintain the relationship as well as a partner for customers to promote and communicate the appropriate solution for the customers. While for MSME, we optimize the omni channel by optimizing social media and big data analysis for products and solutions promotion. Telkom using the approach through the MSME communities which managed through www.smartbisnis.com.

DISTRIBUTION CHANNELS

The following are the primary distribution marketing channels for our products and services:

1.       Plasa Telkom and GraPARI

Outlets that function as walk-in customer service points, where customers have access to the full range of Telkom and Telkomsel’s respective products and services, including billing, payment, subscription cancellation and promotion to complaint handling. As of December 31, 2015, we managed 572.0 Plasa Telkom outlets and 414.0 GraPARI outlets in Indonesia and two GraPARI in Hong Kong and Singapore, and had an additional 327 GraPARI outlets which were managed by third party business partners.

Several of the GraPARI outlets operate on a 24 hour basis. We also operate 392.0 mobile GraPARI outlets which are sales points located in vehicles which can travel to reach customers across the country.

2.       Contact centers

Contact centers that support our customers’ ability to access certain of our products and services, including make billing enquiries, submit complaints, and access certain promotions and service features. We operate 24-hour contact center facilities in five cities, namely Medan, Jakarta, Bandung, Makassar and Surabaya.

In 2015, inbound calls to our contact centers have generally been decreasing due to changes in methods used by the customers in seeking out product information, subscribing or submitting complaints, from voice calls to online requests on our websites.

3.       Partnership Stores

Partnership stores are Partnership stores are extensions of our distribution channels, in cooperation with a variety of third party marketing outlets such as computer or electronic stores, banks, and others.

To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events. In line with shifting consumer behavior and lifestyles, we have also actively developed national scale partnerships with several partners such as Intel and Bank BTN. Through the partnership, we sell bundle-based products at our partners’ sales outlets.

4.       Feet on The Street

Sales agents that conduct direct marketing of our products, particularly for our IndiHome products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities.

5.       Authorized dealers and retail outlets

Distribution outlets for a variety of telecommunication products such as Speedy Instant cards, starter packs, prepaid SIM cards and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive. Retail outlets also include outlets jointly operated by us, Telkomsel and PT Pos Indonesia, as well as other outlets such as banks

6.       Account Management Teams

Manage relationships and account portfolio of large-scale corporate segment (large enterprise), government, and medium-scale businesses.

7.       Sales Specialist

A team formed with a high competence as well as having a deep product knowledge in order to provide appropriate and effective recommendations of solutions to corporate customers together with Account Manager.

8.       Tele Account Management

We also provide a Tele Account Manager service to support MSME customers or prospective business customers through inbound and outbound calls for pre-sales, sales and other customer services requirements.

9.       Channel Partner

Serving as a reseller that helps the Enterprise Serivice Division in the sales and marketing activities to seek specific customers requirements (usually in the business district).

10.    Value Added Reseller (VAR)

A main line to manage partnership relation with communities through interaction with the community business partners either community-based segment/industry or community-based territory.

11.    Digital Touch Point

It may be either Web or Mobile Application Based Channel which are Network Marketing Channel and as a channel for the entire customer portfolio.

12.    Website

Our website, www.telkom.co.id and www.telkomsel.com enables customers to access certain of our products and services. Available services include e-billing registration, collective billing registration and submission of complaints.

13.    Social Media

We use social media, primarily Facebook and Twitter, to enable the customers to interact with us regarding our products and services.

SERVICE TO CUSTOMERS

As a form of implementing good corporate governance (“GCG”) towards customers and the public, we continue to maintain communication with our customers. We believe that efficient and proactive communication has an important role to play in the sustainability of the Company’s business, as well as to ensure above-standard quality.

Service Delivery

To control service delivery, in particular those related to network infrastructure, the management of SLA with the functional division in NITS becomes very crucial. The execution of a Service Level Agreement (SLA) with NITS is conducted by Telkom Regional with the supervision of NITS through Integrated Operational Control (IOC).

The service delivery process for standard products and basic products uses the available organizational functions, while the service delivery for customized solutions and ecosystem solutions requires a Project Manager to manage the end to end process delivery.

The SLA requested to the process delivery support for standard products and basic products shall use a SLA that is in accordance with the standards as set forth for each product. While for customized solutions and ecosystem solutions, we use specific SLAs or SLAs that are in accordance with what has been set forth in a contract.

Service Assurance

Standard products and basic solutions uses standard Service Legal Guarantees (SLG) as set forth in the product document, while customized solutions and ecosystem solutions require specific SLGs or SLGs that are in accordance with what has been set forth in a contract with a customer. For problem handling management, Telkom uses contact centers managed by each customer segment.

Engineers on Site (EoS) assist in problem handling activities located at the customer’s location or at a Telkom office in accordance with the type of allocation. EoS are divided into 2 (two), namely Shared EoS and Dedicated EoS. Shared EoS may be utilized by several customers and are usually used to accommodate the needs of standard products and basic solutions. Further, Dedicated EoS are placed at the location of a customer to assist the customer in problem handling in general, as well as to support delivery activities. Meanwhile, the allocation of dedicated EoS are usually designated for Top Priority Customers and may also be allocated based on product type as has been applied for customized solutions and ecosystem solutions.

Customer Protection

Throughout 2015, we continue to pursue a variety of initiatives and improvements in the field of products safety management, after-sales warranty and complaints services to provide convenient and guarantee customers protection, among others:

-        Ensuring that a newly developed product can be the right commercial product that is well received in the market. We apply a standard guideline for  the implementation of the incubation process of innovation products through the stages of: idea submission, customer and idea validation, product validation, business model validation and market validation.

-        Holding the principle to ensure that the products and services are of high quality and able to provide  maximum benefits as well as to contribute to economic growth.

-        Always upholding the code of conduct in product sales (direct sales), advertising and promotion.

-        Applying ethical advertising practices by taking into account the applicable advertisement code of ethics in Indonesia.

-        Ensuring that the products and after-sales services are conveniently available to the public.

-        Supporting the implementation of fair competition practices and principles.

-        Always oriented towards customer satisfaction.

-        Constantly striving to meet required benchmarks as stipulated in various Ministerial Regulations that govern services quality standards, namely the Minister Regulation regarding Achievement of Local Fixed Line Services, SLJJ Fixed Line, International Network Fixed Line, Fixed Wireless Access (FWA) Fixed Line, and Teleponi Internet Services Quality Standards for Public Interest (ITKP).

-        Providing compensation if services do not comply with the required benchmarks.

Services Quality Measurement

Services quality measurement is performed at several stages in accordance with the services process. In the process of interaction with distribution channels, mystery shopping and mystery calling activities are performed to ensure that the standard of services is implemented with quality and consistency. The indicator of such measurement is a Service Quality Index which is monitored and evaluated monthly. Each year, Customer Satisfaction and Loyalty Survey (CSLS) is perfomed by way of end-to-end method. The measured indicators are Customer Satisfaction Index (CSI), Customer Dissatisfaction Index (CDI) and Customer Loyalty Index (CLI). These indicators measure customers’ satisfaction level on 4 (four) pillars, which consist of products, price, promotions and services.

In addition to the measurement on those indicators, improvement priorities of the above four pillars services attributes is mapped, so that an evaluation and follow-up can be carried out efficiently toward services quality improvement and customers’ satisfaction.

Services Quality Improvement Programs

Our programs to improve the quality of services and customer satisfaction include:

-           Higher Speed Same Price (“HSSP”)

HSSP program is a retention program for customers to upgrade their Speedy Package one or more level above their current package with a fixed price so that customers receive a better experience as part our appreciation for loyal customers.

-           Indihome Suggested Package (ISP)

The ISP program is an Indihome bundling package program offered to existing customers by using “suggested packages”, namely certain Indihome packages which are specifically adjusted for each customer.

-           TAM – Tele Account Management

TAM is customer management for the retail segment. Some customers are managed by one agent in order to perform caring or selling to such customer.

-           Telkom Membership

Telkom Membership is a membership card for loyal customers with a variety of benefits and advantages. We implement the program with the involvement of a bank (Bank Mandiri). The benefits and advantages obtained by customers cover:

a)   an offer on Telkom bill payment using a  Mandiri Credit Card;

b)   an offer on promotional packages to cross-sell and product upgrade;

c)   a special sales promotion offer for Mandiri Credit Card customers.

-           Integrated Customer Care Centre (IC3) Tools

Is an innovation that is implemented in order to expedite the handling of disruptions that occur to corporate customers  that consist of a disruption handling dashboard and SLG Online. This dashboard can help speed-up the handling of disruptions process directly, thereby strenghtening Telkom’s position as the largest telecommunication services provider that always provides prime and reliable services as well as providing services in line with its promises to the customers.

CUSTOMER RECEIVABLE MANAGEMENT

We have been implementing a periodic billing system in accordance with the characteristics of our products and our customer segments. We provide several modes of payment to facilitate our telecommunications services customers through host-to-host payment systems in cooperation with Collecting Agents (“CA”), such as national commercial banks, regional commercial banks, PT Pos Indonesia, employee cooperatives, convenience stores, and others. Payment can be made in cash or non-cash. Cash payments can be done through our Telkom Services payment counters such as the Plasa Telkom counters, Cooperatives, Banks, post offices, convenience stores and other CA-subs; whereas non-cash payments can be made by auto debit, credit cards, bank transfers to Telkom’s account (specific to corporate customers/OLO), Automated Teller Machines (“ATMs”), mobile banking, internet banking or sources of funds (Mcash or Tcash). Based on the modes of customer payments, in 2015, the composition of host-to-host Telkom customers consist of Tellers (40%), ATMs (17%), Post (11%), Auto Debit (16%), Internet Banking (9%), Phone Banking (3%), Mobile Banking (8.54%), SMS Banking (15.7%), and Credit Card (0.005%). By the end of 2015, it could be concluded that Tellers, ATMs and Auto-Debit are still the primary payment mode choice of our customers.

Specific to mobile users, Telkomsel, one of our subsidiaries, has implemented a real-time billing system that is based on an Online Charging System (“OCS”), which is valid for both prepaid and postpaid products. These systems has made it more convenient for our customers in choosing the method of payment as well as providing flexibility for Telkomsel to conduct regional/cluster-based pricing.

Previously, Telkomsel implemented a periodic billing system with a system that is already centralized, accurate and standardized in all regions. kartuHalo  postpaid service subscribers receive invoices sent to customers every month to their respective residential addresses with usage calculations that are based on: (i) the number of minutes of use for mobile services; (ii) value-added services that are charged with a certain period of use fee; and (iii) the subscription fee for basic services and other services. Since the month of July 2013, Telkomsel has provided further convenience for postpaid customers by implementing e-billing, whereby bill notifications are sent via email. Telkomsel bill payments can be made by direct payments at Plasa GraPARI outlets or through ATMs, cash payment through bank tellers, phone banking, internet banking, mobile banking, credit cards and auto debit. Telkomsel has also been working closely with CAs, namely National Commercial Banks, Regional Development Banks and PT Pos Indonesia, that are able to accept payments from kartuHalo  customers. Furthermore, customers can also pay through the Tcare website (https://my.telkomsel.com).

Finance, Billing and Collection Center unit (“FBCC”) plays a role in managing the billing and payment of accounts receivables from customers who are grouped in accordance with the customer service management and product segment concept, using the Telkom Revenue Management System (“TREMS”) application. The TREMS application facilitates customers with various advantages, including, among others by:

-          Allowing customers to pay their bills in all service areas.

-          Accepting cash or non-cash payments.

-          Applying Security Deposits (“SD”) to customers who plan to unsubscribe, the amount of which shall be estimated based on their average bill, warm usage or pro-rate, where the SD shall be recalculated in the following month’s bill.

-          Accepting advance payments for the down payment of the bill to be issued in the following month.

-          Accepting partial payment for corporate customers.

-          Accepting payments in installments.

-          Telkom Single Invoice (“TSI”) feature that combines multiple bills from multiple services into one bill, in addition to various other payment transaction facilities.

In the event that a customer defaults on payment upon the due date, the said customer will be penalized according to the type of products and services that he or she subscribes to. Sanctions imposed may include the imposition of late fees, isolation until the revocation of the services, in accordance with the provisions contained in the Subscription Contract. Telkom has implemented the Integrated Dunning Management System (“IDMs”) used to provide inaugural billing information and to place reminding calls regarding the current month’s bill, one month arrears and two month arrears. IDMS is also used to produce electronic billing statements (“EBS”), namely the delivery of billing information to customers via email, as well as the delivery of billing information via SMS. For corporate customers and OLO, bills are printed out and sent via special courier.

Telkomsel, has its own mechanism with regard to customer receivables collection. For a payment that has not been received until the maturity date of the bill in question, Telkomsel imposes sanctions through the cessation of all outgoing calls. In the event that Telkomsel still does not receive payment within two months from the date of the bill, the penalty is escalated to the closure of the relevant customer’s telephone number. Meanwhile, Telkomsel shall continue to seek payment from their customers, including through cooperation with debt collecting partners/institutions. Customers that have closed their customer numbers but still would like to subscribe to Telkomsel must settle all arrears and reapply for new mobile services. Telkomsel does not charge late fees or interests.

FINANCIAL OVERVIEW

FINANCIAL PERFORMANCE OF TELKOM INDONESIA

Telkom Indonesia has successfully closed 2015 with a good performance. This was reflected in its total assets, revenue and net income. Looking briefly, the growth of the key financial performance of Telkom Indonesia in the last 5 (five) years are as follows.

Total assets were increased by 17.2% from Rp141,822 billion in 2014 to Rp166,173 in 2015, while revenue were increased by 14.2% from in Rp89,696 billion in 2014 to Rp102,470 billion in 2015. This increase driven a increase in the net income by Rp1,018 billion, or 7.0%, from Rp14,471 billion in 2014 become Rp15,489  billion in 2015.

FINANCIAL POSITION OVERVIEW

	Growth	December 31,
	2015-2014	2015		2014 (Restated)	2013
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Consolidated Statements of Financial Position
Total Current Assets	39.7	47,912	3,476	34,294	33,672
Total Non-Current Assets	10.0	118,261	8,579	107,528	94,883
Total Assets	17.2	166,173	12,055	141,822	128,555
Total Current Liabilities	9.6	35,413	2,569	32,318	29,034
Total Non-Current Liabilities	58.8	37,332	2,708	23,512	22,800
Total Liabilities	30.3	72,745	5,277	55,830	51,834
Total Equity attributable to owners of the parent company	10.9	75,136	5,451	67,721	59,823

As of December 31, 2015 compared to as of December 31,  2014

1.       Assets

As of December 31, 2015, total assets increase by 17.2% from Rp141,822 billion in 2014 to Rp166,173 billion (US$12,055 million) in 2015.

Composition of Asset

-         Current Assets

As of December 31, 2015, our current assets were Rp47,912 billion (US$3,476 million) compare to Rp34,294 billion as of December 31, 2014. The increase  in current assets was mainly due to:

-       an increase in our cash and cash equivalents Rp10,445 billion, or 59.1% in time deposit,

-       an increase in prepaid tax amount Rp1,782 billion, or 200.2% due to tax incentive policy,

-       an increase in our advances and prepaid expenses Rp1,106 billion, or 23.4%, and

-       an increase in our trade receivables third parties by Rp289  miliar, atau 4.7%.

This increased was offset by decreased in tax restitution amounted to Rp225 billion, or 77.3%.

-         Non Current Assets

As of December 31, 2015 our non current assets were Rp118,261 billion (US$8,579 million) and Rp107,528 billion as of December 31, 2014.

This increase was due to:

-          an increase in property, plant and equipment-net accumulated depreciation by Rp8,891 billion, or 9.4%,

-          an increase in our advanced and other non-current asset of Rp674 billion, or 10.4%, and

-          an increase in intangible assets-net accumulated amortization by Rp593 billion or 24.1%.

2.       Liabilities dan Equity

As of December 31, 2015, total liabilities increase by 30.3% from Rp55,830 billion in 2014 to Rp72,745 billion (US$5,277 million) in 2015.

a.       Current Liabilities

Current liabilities were Rp35,413 billion (US$2,569 million) as of December 31, 2015 and Rp32,318 billion as of December 31, 2014.

This increase  was primarily due to:

-          an increase of Rp3,036 billion, or 58.3%,  in accrued expenses, related to early termination of Flexi Tower provision,

-          an increase of Rp1,632 billion or 13.2%,  in trade payable, and

-          an increase of Rp897 billion, or 37.8%, in tax payable.

This increase was partially offset by decrease in current maturities on long-term liabilities Rp2,057 billion, or 34.9% and short-term bank loan Rp1,208 billion, or 66.7%.

b.       Non Current Liabilities

Non current liabilities were Rp37,332 billion (US$2,708 million)  as of December 31, 2015 and Rp23,512 billion as of December 31, 2014.  The increase  was partially due to increase in bank loans of Rp7,556, or 95.9%, primarily contributed by draw down of medium-term loans of Telkomsel amounted to Rp5,061 billion and bond and notes Rp7,260 billion, or 324.3% related to Telkom bond issued in 2015.

c.        Equity

Total equity increase by  Rp7,436 billion, or  8.6%, from  Rp85,992 billion as of December 31, 2014 to  Rp93,428 billion as of December 31, 2015. The increase  of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp23,948 billion in  2015. Retained earning increase Rp7,220 billion, or 11.4% and total equity attributable to owner of the parent increase by Rp7,415 billion, or 10.9%,  from Rp67,721 billion  as of December 31, 2014  to Rp75,136 billion  as of December 31, 2015.

As of December 31, 2014 compared to as of December 31,  2013

1.       Assets

Total assets increase by 10.3% from Rp128,555 billion in 2013 to Rp141,822 billion in 2014.

a.       Current Assets

As of December 31, 2014, our current assets were Rp34,294 billion compared  to Rp33,672 billion as of December 31, 2013. The increase  in current assets was mainly due to an increase in our cash and cash equivalents by Rp2,976 billion, or 20.3%, trade receivable by Rp374 billion, or 5.6%, and Rp796 billion, or 20.2% in our advances and prepaid expenses. This increase  was partially offset by a decrease of Rp4,075 billion, or 59.3% in our other current financial assets.

b.       Non Current Assets

As of December 31, 2014 our non current assets were Rp107,528 billion and Rp94,883 billion as of December 31, 2013. This increase was due to:

-          An increase in property, plant and equipment-net accumulated depreciation by Rp8,048 billion, or 9.3%,

-          An increase in our advanced and other non-current asset of Rp1,684 billion, or 35.1%,

-          An increase in long term investment-net of Rp1,463 billion or 481.3%, and

-          An increase in intangible assets of Rp955 billion, or 63.3%.

2.       Liabilities dan Equity

Total liabilities increase  by 7.7% from Rp51,834 billion as of December 31, 2013 to Rp55,830 billion as of December 31, 2014.

a.       Current Liabilities

Current liabilities were Rp32,318 billion as of December 31, 2014 and Rp29,034 billion as of December 31, 2013. This increase  was primarily due to:

-          An increase of Rp1,378 billion, or 319.0%,  in short-term bank loans,

-          An increase of Rp806 billion or 15.8%,  in current maturities of long-term liabilities,

-          An increase of Rp678 billion, or 39.9%, in tax  payable, and

-          An increase of Rp473 billion, or 13.6%, in unearned revenues.

b.       Non Current Liabilities

Non current liabilities were Rp23,512 billion as of December 31, 2014 and Rp22,800 billion as of December 31, 2013.  The increase  was partially due to increase in bank loans of Rp2,243, or 39.8%. This increase was partially offset by a decrease  in bond and notes of Rp834 billion, or 27.1%.

c.        Equity

Total equity increase by  Rp9,271 billion, or  12.1%, from  Rp76,721 billion as of December 31, 2013 to  Rp85,992 billion as of December 31, 2014. The increase of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp22,041 billion in  2014, the sale of treasury stock of Rp1,969 billion, increase in paid in capital by  Rp576 billion.  This increase  offset by cash deviden of Rp9,943 billion. Our retained earnings increase by Rp5,328  billion, or 9.2%,  and total equity attributable to owner of the parent increase by Rp7,898 billion, or 13.2%,  from Rp59,823 billion  as of December 31, 2013  to Rp67,721 billion  as of December 31, 2014.

INCOME STATEMENT OVERVIEW

The following table sets out our Consolidated Statements  of Profit or Loss and Other Comprehensive Income, itemized according to our main products and services, for the three years 2015 through 2013. Each item is expressed as a percentage of total revenues or expenses:

	Growth	Years ended December 31,
	2015 - 2014	2015			2014 (Restated)		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues	14.2	102,470	7,433	100.0	89,696	100.0	82,967	100.0
Telephone revenues	5.6	45,118	3,272	44.0	42,725	47.6	41,634	50.2
Cellular	8.7	37,285	2,704	36.3	34,290	38.2	32,138	38.7
Usage charges	8.6	35,803	2,597	34.9	32,972	36.8	30,722	37.0
Monthly subscription charges	(23.8)	432	31	0.4	567	0.6	730	0.9
Features	39.8	1,050	76	1.0	751	0.8	686	0.8
Fixed lines	(7.1)	7,833	568	7.7	8,435	9.4	9,496	11.5
Usage charges	(13.3)	4,635	336	4.5	5,347	6.0	6,453	7.8
Monthly subscription charges	4.6	2,821	205	2.8	2,697	3.0	2,682	3.2
Call center	(5.2)	275	20	0.3	290	0.3	119	0.2
Others	1.0	102	7	0.1	101	0.1	242	0.3
Interconnection revenues	(8.9)	4,290	311	4.2	4,708	5.2	4,843	5.9
Domestic interconnection	(21.7)	2,276	165	2.2	2,908	3.2	2,971	3.6
International interconnection	11.9	2,014	146	2.0	1,800	2.0	1,872	2.3
Data, internet and information technology revenues	26.5	47,820	3,470	46.6	37,808	42.2	32,877	39.6
Cellular internet and data	45.0	19,665	1,427	19.2	13,563	15.1	10,113	12.2
Short Messaging Service (SMS)	7.8	15,132	1,098	14.8	14,034	15.7	13,134	15.8
Internet, data communication and information technology services	24.5	12,432	902	12.1	9,987	11.1	9,154	11.0
Pay TV	375.0	456	33	0.4	96	0.1	274	0.3
Others	5.5	135	10	0.1	128	0.2	202	0.3
Network revenues	(3.8)	1,231	89	1.2	1,280	1.5	1,253	1.5
Leased lines	17.9	719	52	0.7	610	0.7	861	1.0
Satellite transponder lease	(23.6)	512	37	0.5	670	0.8	392	0.5
Others telecommunication revenues	26.3	4,011	291	4.0	3,175	3.5	2,360	2.8
Sales of handset	160.5	1,516	110	1.5	582	0.6	84	0.1
Tower leased	3.0	721	52	0.7	700	0.8	570	0.7
Call center service	49.8	668	49	0.7	446	0.5	205	0.2
CPE and terminal	(51.0)	221	16	0.2	451	0.5	100	0.1
Others	(11.1)	885	64	0.9	996	1.1	1,401	1.7

	Growth	Years ended December 31,
	2015 - 2014	2015			2014 (Restated)		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Expenses	16.2	71,552	5,191	100.0	61,564	100.0	57,700	100.0
Depreciation and amortization expenses	8.2	18,534	1,345	25.9	17,131	27.8	15,780	27.3
Operations, maintenance and telecommunication service expenses	26.1	28,116	2,040	39.2	22,288	36.1	19,332	33.5
Operations and maintenance	32.4	15,658	1,136	21.9	11,827	19.2	9,658	16.7
Radio frequency usage charges	13.1	3,626	263	5.1	3,207	5.2	3,098	5.4
Concession fees and USO charges	22.7	2,230	162	3.1	1,818	3.0	1,595	2.8
Electricity, gas and water	(14.1)	1,014	74	1.4	1,180	1.9	1,063	1.8
Cost of handset sold	254.6	1,493	108	2.1	421	0.7	153	0.3
Cost of SIM cards and vouchers	(27.2)	444	32	0.6	610	1.0	599	1.0
Cost of IT services	147.1	882	64	1.2	357	0.6	677	1.2
Leased lines and CPE	82.6	1,384	100	1.9	758	1.2	440	0.8
Vehicles rental and supporting facilities	8.8	296	21	0.4	272	0.4	282	0.5
Insurance	(6.9)	312	23	0.4	335	0.5	374	0.6
Management project	(35.0)	117	9	0.2	180	0.3	138	0.2
Tower rent	(39.3)	646	47	0.9	1,065	1.7	1,166	2.0
Others	(94.6)	14	1	-	258	0.4	89	0.2
Personnel Expenses	21.3	11,874	861	16.7	9,787	16.0	9,733	16.9
Salaries and related benefits	7.8	4,052	294	5.7	3,759	6.1	3,553	6.2
Vacation pay, incentives and other benefits	32.8	4,225	307	5.9	3,182	5.2	3,252	5.6
Employees' income tax	23.9	1,632	118	2.3	1,317	2.1	1,160	2.0
Early retirement program	100.0	683	50	1.0	-	-	-	-
Pension benefit cost	(33.9)	432	31	0.6	654	1.1	873	1.5
Housing	(5.4)	212	15	0.3	224	0.4	220	0.4
LSA expenses	32.2	152	11	0.2	115	0.2	19	-
Insurance	40.8	138	10	0.2	98	0.2	92	0.2
Post employment healthcare benefit cost	(12.9)	216	16	0.3	248	0.4	374	0.7
Other employee benefits cost	(5.4)	53	4	0.1	56	0.1	71	0.1
Other post-employement benefit cost	(2.1)	47	3	0.1	48	0.1	66	0.1
Others	(62.8)	32	2	-	86	0.1	53	0.1
Interconnection Expenses	(26.7)	3,586	260	5.0	4,893	7.9	4,927	8.5
Domestic interconnection and access	(35.4)	2,351	170	3.3	3,639	5.9	3,720	6.4
International interconnection	(1.5)	1,235	90	1.7	1,254	2.0	1,207	2.1
Marketing Expenses	5.9	3,275	238	4.6	3,092	5.0	3,044	5.3
General and Administrative Expenses	6.1	4,204	305	5.8	3,963	6.6	4,155	7.3
General and Administrative Expenses	6.7	1,032	75	1.4	967	1.6	675	1.2
Provision for impairment of receivables	28.8	1,010	73	1.4	784	1.3	1,589	2.8
Training, education and recruitment	(25.6)	393	28	0.5	528	0.9	412	0.7
Collection expenses	(0.3)	368	27	0.5	369	0.6	340	0.6
Travelling	(2.3)	347	25	0.5	355	0.6	341	0.6
Professional fees	59.4	424	31	0.6	266	0.4	272	0.5
Meeting	0.6	163	12	0.2	162	0.3	138	0.2
Security and screening	(22.1)	81	6	0.1	104	0.2	93	0.2
Social contribution	20.8	116	8	0.2	96	0.2	85	0.1
Others	(18.7)	270	20	0.4	332	0.5	210	0.4

	Growth	Years ended December 31,
	2015 - 2014	2015			2014 (Restated)		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Lost on foreign exchange - net	228.6	46	3	0.1	14	0	249	0.4
Other expenses	384.1	1,917	139	2.7	396	0.6	480	0.8
Other income	39.7	1,500	109	-	1,074	-	2,579	-
Operating Profit	11.0	32,418	2,351	-	29,206	-	27,846	-
Finance income	13.7	1,407	102	-	1,238	-	836	-
Finance costs	36.8	(2,481)	(180)	-	(1,814)	-	(1,504)	-
Share of loss of associated companies	(88.2)	(2)	0	-	(17)	-	(29)	-
Profit before Income Tax	9.5	31,342	2,273	-	28,613	-	27,149	-
Income Tax Expenses - Net	9.3	(8,025)	(582)	-	(7,339)	-	(6,859)	-
Profit for the Year	9.6	23,317	1,691	-	21,274	-	20,290	-
Other Comprehensive Income (Expenses) - Net	(17.7)	631	46	-	767	-	112	-
Net Comprehensive Income for the Year	8.7	23,948	1,737	-	22,041	-	20,402	-
Profit for the year attributable to owners of the parent company	7.0	15,489	1,123	-	14,471	-	14,205	-
Profit for the year atributable to non-controlling interest	15.1	7,828	568	-	6,803	-	6,085	-
Net comprehensive income for the year attributable to owners of the parent company	5.5	16,130	1,170	-	15,296	-	14,317	-
Net comprehensive income for the year attributable to non-controlling interest	15.9	7,818	567	-	6,745	-	6,085	-
Profit per share	6.51	157.77	11.45	-	148.13	-	147.42	-

Year ended December 31, 2015 compared to year ended December 31, 2014

1.       Revenues

Total revenues increased by Rp12,774 billion, or 14.2%, from Rp89,696 billion in 2014 to Rp102,470 billion (US$7,433 million) in 2015. The increase in revenues in 2015 was due to the increase in data internet and information technology service revenues and cellular telephone revenues, and to a lesser extent others telecomunication services revenues.

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,995 billion, or 8.7%, from Rp34,290 billion in 2014 to Rp37,285 billion (US$2,704 million) in 2015.

Usage charges increased by Rp2,831 billion, or 8.6%, from Rp32,972 billion in 2014 to Rp35,803 billion in 2015 due to an increase of 8.6%  in both our prepaid and postpaid subscriber. Revenues from features increased by Rp299 billion,  or 39.8%, from Rp751 billion in 2014 to Rp1,050 billion in 2015 due to increase in usage features by our subscribers. This increase offset by decreased of monthly subscription charges by Rp135 billion, or 23.8%, from Rp567 billion in 2014 to Rp432 billion in 2015.

Our total cellular telephone revenues accounted for 36.3% of our consolidated revenues for the year ended December 31, 2015.

b.       Fixed Lines Revenues

Fixed lines revenues decreased by Rp602 billion, or 7.1%, from Rp8,435 billion in 2014 to Rp7,833 billion (US$568 million) in 2015. The decrease in fixed lines revenues due to decrease in usage charges of Rp712 billion, or 13.3%, caused by a decrease in local and domestic long distance usage. The decrease mainly contributed by termination Flexi.

This decreased was partially offset by an increase of monthly subscription amounted to Rp124 billion, or 4.6%.

c.        Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 46.6% of our consolidated revenues for the year ended December 31, 2015, compared to 42.2% for the year ended December 31, 2014

Data, internet and information technology service revenues increased by Rp10,012 billion, or 26.5%, from Rp37,808 billion in 2014 to Rp47,820 billion (US$3,470 million) in 2015. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp2,445 billion, or 24.5%, which was driven primarily by IndiHome subscribers, and data cellular and internet revenues from Rp6,102 billion, or 45.0% due to a growth in mobile broadband usage from 31.2 million subscribers in 2014 to 43.8 million subscribers in 2015 related to high adoption of smartphone (3G/4G).

SMS Revenues increased by Rp1,098 billion, or 7.8%, from Rp14,034 billion in 2014 to Rp15,132 billion in 2015 driven from successful implementation of cluster-based pricing.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp418 billion, or 8.9%, from Rp4,708 billion in 2014 to Rp4,290 billion (US$311 million) in 2015 primarily due to a decrease in domestic interconnection by Rp632 billion, or 21.7. This decrease offset by increase of international interconnection revenues amounted to Rp214 billion, or 11.9%.

e.        Network Revenues

Network revenues decreased by Rp49 billion, or 3.8%, from Rp1,280 billion in 2014 to Rp1,231 billion (US$89 million) in 2015 primarily due to an decrease in our satellite transponder lease revenue by Rp158 billion, or 23.6%, from Rp670  billion in 2014 to Rp512  billion in 2015, it was partly offset primarily by increase in leased line amounted to Rp109 billion, or 17.9%.

f.        Other Telecommunications Services Revenues

In 2015, revenues from other telecommunications service increased by Rp836 billion, or 26.3%, from Rp3,175 billion in 2014 to Rp4,011 billion (US$291 million) in 2015. The increase was primarily due to an increase in sales of handset by Rp934 billion, or 160.5% and an increase in call centre revenues by Rp222 billion, or 49.8%, it was partly offset by decrease in CPE revenues by Rp230 billion, or 51.0%.

g.        Other Income

Other income increased by Rp426 billion, from Rp1,074 billion in 2014 to Rp1,500 billion (US$109 million) in 2015.

2.       Expenses

Total expenses increased by Rp9,988 billion, or 16.2%, from Rp61,564 billion in 2014 to Rp71,552 billion (US$5,191 million) in 2015. For futher explaination as shown below:

Composition of Expenses

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp5,828 billion, or 26.1%, from Rp22,288 billion in 2014 to Rp28,116 billion (US$2,040 million) in 2015.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to the following:

-      Operations and maintenance increase by Rp3,831 billion, or 32.4%,  due to an increase  in expenses associated with network maintenance to improve our mobile cellular and IndiHome business  performance;

-      Cost of handset sold increase by Rp1,072 billion, or 254.6%, from Rp421 billion in 2014 to Rp1,493 billion in 2015. The increase was due to increase of modem and terminal bundling program;

-      Leased lines and CPE increased by Rp626 billion, or 82.6%, which was  used for operation and maintenance of leased lines.

This increased were offset by decreased in tower leased by Rp419 billion, or 39.3% and other expenses by Rp244 billion, or 94.6%.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,403 billion, or 8.2%, from Rp17,131 billion in 2014 to Rp18,534 billion (US$1,345 million) in 2015, primarily due to an increase in property, plan and equiptment to improving our service to customers and  accelerate fixed wireless business assets, fixed wireless assets has been fully depreciated amounted to Rp545 billion.

c.        Personnel Expenses

Personnel expenses increased by Rp2,087 billion, or 21.3%, from Rp9,787 billion in 2014 to Rp11,874 billion (US$861 million) in 2015 due to a increased by Rp1,043  billion, or 32.8%  in incentive and other benefit expenses, in line with company’s performance and a increase in early retirement program by Rp683  billion. This resulted in increase in employees income tax by Rp315 billion, or 23.9% from Rp1,317 in 2014 to Rp1,632 billion in 2015.

d.       Interconnection Expense

Interconnection expense decreased by Rp1,307 billion, or 26.7%, from Rp4,893 billion in 2014 to Rp3,586 billion (US$260 million) in 2015 primarily due to an decrease of Rp1,288 billion, or 35.4% in domestic interconnection and transit, and international interconnection expense by Rp19 billion, or 1.5% in result of inter operator discount tariff.

e.        Marketing Expense

Marketing expenses increased by Rp183 billion, or 5.9%, from Rp3,092 billion in 2014 to Rp3,275 billion (US$238 million) in 2015 due to an increase in advertising and promotion expenses by Rp142 billion, or 5.9%, due to the selective use of media for promotion and increased group synergy in marketing our products, mainly promotion in 4G LTE and IndiHome Triple Play.

f.        General and Administrative Expenses

General and administrative expenses increased by Rp241 billion, or 6.1%, from Rp3,963 billion in 2014 to Rp4,204 billion (US$305 million) in 2015 primarily due in part to an increase in provision for doubtful impairment of receivables by Rp226 billion, or 28.8%.

g.        Gain (loss) on Foreign Exchange - net

Loss on foreign exchange - net increased by Rp32 billion, from Rp14 billion in 2014 to Rp46 billion (US$3 million)   in 2015.

h.       Other Expenses

Other expenses increased by Rp1,521 billion, from Rp396 billion in 2014 to Rp1,917 billion (US$139 million) in 2015.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,212 billion, or 11.0%, from Rp29,206 billion in 2014 to Rp32,418 billion (US$2,351 million) in 2015. Operating profit margin decreased from 32.6% in 2014 to 31.6% in 2015.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp2,729 billion, or 9.5%, from Rp28,613 billion in 2014 to Rp31,342 billion (US$2,273 million) in 2015. Pre-tax margin decreased from 31.9% in 2014 to 30.6% in 2015.

5.       Income Tax Expense

Income tax expense increased by Rp686 billion, or 9.3%, from Rp7,339 billion in 2014 to Rp8,025 billion (US$582 million) in 2015, in line with the increase in profit before income tax.

6.       Other Comprehensive Income

Other comprehensive income decreased by Rp136 billion, or 17.7%, from Rp767 billion in 2014 to Rp631 billion (US$46 million) in 2015 was offset by decreased in actuarial gain amounted Rp236 billion, or 31.8%.

7.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,018 billion, or 7.0%, from Rp14,471 billion in 2014 to Rp15,489 billion in 2015.

8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,025 billion, or 15.1%, from Rp6,803 billion in 2014 to Rp7,828 billion (US$568 million in 2015.

9.       Net Comprehensive Income for the Year

Net comprehensive income for the year increased by Rp1,907 billion, or 8.7%, from Rp22,041 billion in 2014 to Rp23,948 billion  (US$1,737 million) in 2015.

10.    Net Income per Share

Net income per share increased by Rp9.64, or 6.5%, from Rp148.13 in 2014 to Rp157.77 in 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

1.       Revenues

Total revenues increased by Rp6,729 billion, or 8.1%, from Rp82,967 billion in 2013 to Rp89,696 billion in 2014. The increase in revenues in 2014 was primarily contributed by data internet and information technology service revenues and cellular telephone revenues, and, to a lesser extent others telecomunication services revenues.

Composition of Revenues

a.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,152 billion, or 6.7%, from Rp32,138 billion in 2013 to Rp34,290 billion in 2014.

Usage charges increased by Rp2,250 billion, or 7.3%, from Rp30,722 billion in 2013 to Rp32,972 billion in 2014 due to an increase of 6.9%  in both our prepaid and postpaid subscriber, also due to increasing of our local and long distance usage. Revenues from features increased by Rp65 billion,  or 9.5%, from Rp686 billion in 2013 to Rp751 billion in 2014 due to increase in usage features by our subscribers. Monthly subscription charges decreased by Rp163 billion, or 22.3%, from Rp730 billion in 2013 to Rp567 billion in 2014.

Our total cellular telephone revenues accounted for 38.2% of our consolidated revenues for the year ended December 31, 2014.

b.       Fixed Lines Revenues

Fixed lines revenues decreased by Rp1,061 billion, or 11.2%, from Rp9,496 billion in 2013 to Rp8,435 billion in 2014. The decrease in fixed lines revenues due to decrease in fixed wireline revenue and fixed wireless revenues by 5.1% and 59.9%. The decrease was primarily due to decrease in usage charges of Rp1,106 billion, or 17.1%, caused by a decrease in local and domestic long distance usage.

The decreased in fixed lines  revenues was partially offset by an increased in our call center revenues by Rp171 billion, or 143.7%.

c.        Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues accounted for 42.2% of our consolidated revenues for the year ended December 31, 2014, compared to 39.6% for the year ended December 31, 2013.

Data, internet and information technology service revenues increased by Rp4,931 billion, or 15.0%, from Rp32,877 billion in 2013 to Rp37,808 billion in 2014. This increased was primarily due to an increase in revenues from cellular internet by Rp3,450 billion, or 34.1% primarily from an increase  of 80.7%  in Flash  subscribers from 17.3 million subscribers in 2013 to 31.2 million subscribers in 2014.

SMS Revenues increased by Rp900 billion, or 6.9%, from Rp13,134 billion in 2013 to Rp14,034 billion in 2014.

d.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp135 billion, or 2.8%, from Rp4,843 billion in 2013 to Rp4,708 billion in 2014 primarily due to a decrease in incoming  calls to our subcribers.

e.        Network Revenues

Network revenues increased by Rp27 billion, or 2.2%, from Rp1,253 billion in 2013 to Rp1,280 billion in 2014 primarily due to an increase in our satellite transponder lease revenue by Rp278 billion, or 70.9%, from Rp392  billion in 2013 to Rp670  billion in 2014 as result of an increase in satellite transponder capacity lease by 18,4% from 3.007 million MHz in 2013 to 3.560 million MHz in 2014.

f.        Other Telecommunications Services Revenues

In 2014, revenues from other telecommunications service increased by Rp815 billion, or 34.5%, from Rp2,360 billion in 2013 to Rp3,175 billion in 2014. The increase was primarily due to an increase in CPE revenue by Rp351 billion, or 351.0% and sales of handset by Rp498 billion, or 592.9%. It was partly offset primarily by  decreased in other revenues amounted to Rp405 billion, or 28.9% due to a decreased in USO compensation.

g.        Other Income

Other income decreased by Rp1,505 billion, from Rp2,579 billion in 2013 to Rp1,074 billion in 2014 as we had recognized a gain on the  sale of 80% of our ownership in PT Indonusa.

2.       Expenses

Total expenses increased by Rp3,864 billion, or 6.7%, from Rp57,700 billion in 2013 to Rp61,564 billion in 2014. For futher explaination as shown below.

Composition of Expenses

a.       Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp2,956 billion, or 15.3%, from Rp19,332 billion in 2013 to Rp22,288 billion in 2014.

The increase in operations, maintenance and telecommunication service expenses was primarily attributable to the following:

-      Operations and maintenance of Rp2,169 billion, or 22.5%,  due to an increase in expenses associated with network maintenance to improve our mobile cellular business performance;

-      Leased lines and CPE increased by Rp318 billion, or 72.3%, which was  used for operation and maintenance of leased lines as a result of an increased  in projects from our corporate customers;

-      Cost of handset  increase by Rp268 billion, or 175.2%, from Rp153 billion in 2013 to Rp421 billion in 2014 due to modem and terminal bundling program.

The above increases were offset by decreased in cost of IT services by Rp320 billion, or 47.2%, from Rp677 billion in 2013 to Rp357 billion in 2014 due to efficiency gains as a result of of using integrated system.

b.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,351 billion, or 8.6%, from Rp15,780 billion in 2013 to Rp17,131 billion in 2014, primarily due to an increase in depreciation expense related to switching equipment as an  efforts improving  service to customers and by our allowance for impairment losses of fixed assets due to changes in business strategies for our fixed wireless line.

c.        Personnel Expenses

Personnel expenses increased by Rp54 billion, or 0.6%, from Rp9,733 billion in 2013 to Rp9,787 billion in 2014 due to a increased in salaries and related benefits by Rp206  billion, or 5.8%, due to increased personnel amount by 1.37% in 2013 from 25,011 people to 25,284 people in 2014. This resulted an increased in employees’ income tax by Rp157 billion, or 13.5% from Rp1,160 billion in 2013 to Rp1,317 billion in 2014.

This increased was  offset by decreased in net periodic post-retirement health care benefits costs amounted to Rp126 billion, or 33.7% and decreased in net periodic pension costs by Rp219 billion, or 25.1 according to actuarial accounting.

d.       Interconnection Expense

Interconnection expense decreased by Rp34 billion, or 0.7%, from Rp4,927 billion in 2013 to Rp4,893 billion in 2014 primarily due to an decrease of Rp81 billion, or 2.2% in domestic interconnection and transit interconnection expense.

e.        Marketing Expense

Marketing expenses increased by Rp48 billion, or 1.6%, from Rp3,044 billion in 2013 to Rp3,092 billion in 2014 due to an increase of Rp80 billion, or 15.1% in customer education expenses, primarily for our broadband service. The increase was offset by decrease in advertising and promotion expenses by Rp18 billion, or 0.7%, due to the selective use of media for promotion and increased group synergy in marketing our products.

f.        General and Administrative Expenses

General and administrative expenses decreased by Rp192 billion, or 4.6%, from Rp4,155 billion in 2013 to Rp3,963 billion in 2014 primarily due in part to an decrease in provision for doubtful impairment of receivables by Rp805 billion, or 50.7%. This decreased was partially offset with an increase in general expense by Rp292 billion, or 43.3% and also an in our training, education and recruitment expense by Rp116, or  28.2%.

g.        Gain (loss) on Foreign Exchange - net

Loss on foreign exchange - net decreased by Rp235 billion, or 94.4%, from Rp249 billion in 2013 to Rp14 billion in 2014.

h.       Other Expenses

Other expenses decreased by Rp84 billion, or 17.5% from Rp480 billion in 2013 to Rp396 billion in 2014.

3.       Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp1,360 billion, or 4.9%, from Rp27,846 billion in 2013 to Rp29,206 billion in 2014. Operating profit margin decreased from 33.6% in 2013 to 32.6% in 2014.

4.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp1,464 billion, or 5.4%, from Rp27,149 billion in 2013 to Rp28,613 billion in 2014. Pre-tax margin increased from 32.7% in 2013 to 31.9% in 2014.

5.       Income Tax Expense

Income tax expense decreased by Rp480 billion, or 7.0%, from Rp6,859 billion in 2013 to Rp7,339 billion in 2014, in line with the increase in profit before income tax.

6.       Other Comprehensive Income

Other comprehensive income increased by Rp655 billion, or 584.8%, from Rp112 billion in 2013 to Rp767 billion in 2014.

7.       Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp266 billion, or 1.9%, from Rp14,205 billion in 2013 to Rp14,471 billion in 2014.

8.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp718 billion, or 11.8%, from Rp6,085 billion in 2013 to Rp6,803 billion in 2014.

9.       Comprehensive Income for the Year

Comprehensive income for the year increased by Rp1,639 billion, or 8.0%, from Rp20,402 billion in 2013 to Rp22,041 billion in 2014.

10.    Net Income per Share

Net income per share increased by Rp0.7, or 0.5%, from Rp147.42 in 2013 to Rp148.13 in 2014

CASH FLOW STATEMENT OVERVIEW

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Growth	As of Desember 31,
	2015-2014	2015		2014 (Restated)	2013
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	15.7	43,669	3,168	37,736	36,574
used in investing activities	10.8	(27,421)	(1,989)	(24,748)	(22,702)
used in financing activities	(36.5)	(6,407)	(465)	(10,083)	(13,327)
Net increase in cash and cash equivalents	238.8	9,841	714	2,905	545
Effect of exchange rate changes on cash and cash equivalents	750.7	604	44	71	1,039
Cash and cash equivalents at beginning of year	20.3	17,672	1,282	14,696	13,118
Ending balance of disposed subsidiary	-	-	-	-	(6)
Cash and cash equivalents at end of year	59.1	28,117	2,040	17,672	14,696

Year ended December 31, 2015 compared to year ended December 31, 2014

As of December 31, 2015, total cash and cash equivalent amounted to Rp28,117 billion, increase by Rp10,445 billion, or 59.1% compared to 2014.

In 2015, operating activity accounted for the largest cash receipts Rp102,663 billion, or 82.7%, followed by financing activity amounted to Rp20,634  billion, or 16.6% and investing activity amounted to Rp906  billion, or 0.7. In total, cash receipts increase by Rp13,859 billion, or 12.6%  compared to 2014.

The majority of cash used for operating activities amounted to Rp58,994 billion, or 51.6% investment activities amounted to Rp28,327 billion, or 24.8% and financing activities amounted to Rp27,041 billion, or 23.6% . Compared to 2014, cash disbursement increase by Rp6,923  billion, or 6.4%.

1.       Cash Flows from Operating Activities

Net cash provided by operating activities in 2015 was Rp43,669 billion (US$3,168  million) compared to Rp37,736  billion in 2014.

Cash receipts from operating activities amounted to Rp102,663 billion, increased by Rp12,300 billion, or 13.6% compared to 2014. The source of fund are:

-       Cash receipts from customers and other operation amounted to Rp100,702  billion, which increased by Rp11,575 billion, or 13.0%.

-       Interest income received amounted to Rp1,386  billion, which increased Rp150 billion, or  12.1%.

Cash disbursements from operating activities amounted to Rp58,994 billion, increase by Rp6,367 billion, or 12.1% compared to 2014. Cash disbursements included primarily the following :

-       Cash disbursements for expenses amounted to Rp35,922  billion, which increased by Rp2,798 billion, or 8.4%.

-       Cash disbursements for employees amounted to Rp10,940 billion, which increased by Rp1,346 billion, or  14.0%.

-       Payment for income tax amounted by Rp9,299 billion, which increased by Rp1,863 billion, or  25.1%.

2.       Cash Flows from Investing Activities

Net cash flows used in investing activities in 2015 was Rp27,421 billion (US$1,989 million) compared to Rp24,748 billion in 2014.

Cash receipts from investing activities amounted to Rp906 billion, decrease by Rp6,006 billion, or 86.9% compared to 2014. The cash receipts from investing activities came from:

-       Proceeds from sale of property and equipment amounted to Rp733  billion, which increased by Rp232 billion, or 46.3%.

-          Claim for insurance amounted to Rp119 billion, which decreased by Rp93 billion, or 43.9%.

Cash disbursements from investing activities amounted to Rp28,327 billion, decrease by Rp3,333 billion, or 10.5% compared to 2014. Cash disbursements were used for:

-       Acquisition of property and equipment amounted to Rp26,499 billion, which increased by Rp1,701 billion, or  6.9%.

-       Acquisition of intangible assets amounted to Rp1,439 billion,  which increased by Rp111 billion, or  8.4%.

-       Placement of time deposit amounted to Rp146 billion.

3.       Cash Flows from Financing Activities

Net cash flows used in financing activities was Rp6,407 billion (US$465 million) in 2015 compared with Rp10,083 billion in 2014.

Cash receipts from financing activities amounted to Rp20,634 billion, which increased by Rp7,565 billion, or 57.9% compared to 2014. The source of fund aThe cash receivetes from financing activites came from:

-       Proceeds from long-term bank loan amounted to Rp10,698 billion, which increased by Rp4,072  billion, or 61.5%  compared to 2014.

-       Proceed from short-term amounted to Rp2,558 billion, which decreased by Rp1,022  billion, or  28.5% compared to 2014.

-       Proceed from obligation amounted to Rp6,985 billion.

-       Proceed from sale of treasury stock amounted to Rp68 billion.

Cash disbursements from financing activities amounted to Rp27,041 billion, which increased by Rp3,889 billion, or 16.8% compared to 2014. Cash disbursements included primarily the following:

-       Cash deviden paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries amounted to Rp8,783 billion and Rp7,831 billion.

-       Repayment two step and bank loan amounted Rp4,749 billion, which increased by Rp211 billion, or 4.6%.

-       Repayment of short-term amounted to Rp3,987 billion, which decreased by Rp1,740  billion, or  77.4%.

-       Payment for bonds amounted to Rp1,005 billion.

Year ended December 31, 2014  compared to year ended December 31, 2013

In 2014, operating activity accounted for the largest cash receipts Rp90,363 billion, or 81.9% of total, an increased compared to Rp82,768 billion in 2013, in line with increased in cash receipts from customers. Cash receipts from financing activities amounted to Rp13,069 billion and investing activities Rp6,912 billion in 2014 compared to Rp5,956 billion and Rp1,654 billion in 2013. This increased was primarily due to time deposit and bank loans.

The majority of cash disbursement used for operating activities amounted to Rp52,627 billion, or 49.0%, from total expenses in 2014 for personnel, operation and maintenance followed by expenditures for investment activities amounted to Rp31,660 billion, or 29.5%, was partly acquired to acquisition of property an equiptment and financing activities amounted to Rp23,152 billion, or 21.5% for cash dividend paid and bank loans.

1.       Cash Flows from Operating Activities

Net cash provided by operating activities in 2014 was Rp37,736 billion (US$3,047million) compared to Rp36,574  billion in 2013. The increase was primarily due to an increase of Rp7,407 billion in cash receipts from customers and other operator and our interest income received was increased by Rp404  billion, or 48.6%. This was partially offset by an increase in cash payment for expense of Rp5,707 billion,  or 20.7%, and increase in payment for taxes  of Rp493 billion and payment for interest cost of Rp435 billion, or 29.5%.

2.       Cash Flows from Investing Activities

Net cash flows used in investing activities in 2014 was Rp24,748 billion (US$1,999 million) compared to Rp22,702 billion in 2013. This increase was primarily due to an increase of Rp5,845, or 28.8% billion in acquisition of property and equipment and intangible assets, placement in escrow account by Rp2,121 billion, or 100%, acquisition of long-term investments by Rp1,467 billion, or 7,335.0% and increased in advances for purchases of property and equipment by Rp1,033 billion. This was partially offset by Rp6,178 billion on our proceed in time deposit.

3.       Cash Flows from Financing Activities

Net cash flows used in financing activities was Rp10,083 billion (US$814 million) in 2014 compared with Rp13,327 billion in 2013. This decreased was due to an increased in proceed from loan and other borrowing by Rp7,089 billion, or 195.5%. This decreased was offset by an increase in cash dividends paid to our stockholders by Rp2,384 billion, or 18.3% and payment from loan and other borrowings by Rp1,485 billion, or 23.8%.

OTHER INFORMATION RELATED TO FINANCIAL OVERVIEW

Obligation

A.      Contractual Obligation

The following table sets forth information on certain of our material contractual obligations as of December 31, 2015.

Contractual Obligations	By Payment Due Dates
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(5)	29,430	3,201	11,423	5,961	8,845
Capital Lease Obligations(2)	4,580	641	1,296	1,210	1,433
Interest on Long-term Debts and Capital Lease Obligation(6)	17,845	3,066	4,793	2,912	7,074
Operating Leases(3)	42,464	4,948	14,439	4,791	18,286
Unconditional Purchase Obligations(4)	15,061	15,061	-	-	-
Total	109,380	26,917	31,951	14,874	35,638

(1) see notes 17-20 to our Consolidated Financial Statements
(2) related to the leases of the slot of the tower, property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets
(3) related primarily to leases of leased line, telecommunication equipment and land and building
(4) capital expenditure committed under contractual arrangements
(5) excludes the related contractually committed interest obligations
(6) see "risk management - risk factors - we are exposed to interest rate risk"
(7) Less than 1 year = 2015, 1-3 years = 2016-2017, 3-5 years = 2018-2019. more than 5 years = 2020 thereafter

See Note 39 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2015, our contribution Rpnil for defined benefit plan program and Rp15 billion for post-healthcare benefit program rupiah. See Notes 33 and 35 to our Consolidated Financial Statements.

B.      Indebtedness

Consolidated total indebtedness consisting of short-term and long-term loans and other borrowings as of December 31, 2015, 2014 and 2013 were as follows:

	As of Desember 31,
	2015		2014 (Restated)	2013
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Indonesia Rupiah	31,041	2,252	20,013	17,543
US Dollar[1]	2,779	202	2,643	1,734
Japanese Yen[2]	792	57	796	979
Total	34,612	2,511	23,452	20,256

(1) The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp12,170, Rp12,385 and Rp13,785 = US$1, respectively, being the Reuters average rates for US Dollar at each of those dates

(2) The amounts as of December 31, 2012, 2013 and 2014 translated into Rupiah at Rp115.77, Rp103.59 and Rp114,52 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates

Of our total indebtedness, as of December 31, 2015, Rp4,444 billion, Rp12,719 billion, Rp7,171 billion and Rp10,278 billion were scheduled for repayment in 2016, 2017-2018, 2019-2020 and thereafter, respectively.

Composition of Indebtedness

For further information on our Company’s indebtedness, see Notes 16-20 to our Consolidated Financial Statements.

Liquidity

A.      Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

1.       Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. as of December 31, 2015, we had Rp28,117 billion in cash and cash equivalents available, which increased by Rp10,445 billion compared to Rp17,672 billion as of December 31, 2014.

Cash receipts primarily from customer amounted to Rp98,002 billion, are used for payment of operational expenses, acquisition property, plan and equiptment, long-term investment, payment of short-term bank loan and obligation.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities, maintain over 100%. As of December 31, 2015, our curent ratio was to 135.3% compared to 106.1%  as of December 31, 2014.

2.       External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes payable, and two-step loans. In 2015 we used external liquidity of Rp20.561  billion.

B.      External Outstanding Liquidity Sources

As of December 31, 2015, we had undrawn loan facilities which include the following sources of unused liquidity:

-         CIMB Niaga loan facility in the amount of Rp582 billion;

-         BNI loan facility in the amount of Rp2,572 billion;

-         Bank Ekonomi Raharja loan facility in the amount of Rp41 billion;

-         The Bank of Tokyo Mitsubishi UFJ, Ltd loan facility in the amount of Rp380  billion;

-         PT Bank Sumitomo Mitsui Indonesia loan facility in the amount of Rp380  billion;

-         Bank ANZ loan facility in the amount of Rp410  billion;

-         Bank Mandiri loan facility in the amount of Rp75  billion;

-         BRI loan facility in the amount of Rp42 billion;

-         BSM  loan facility in the amount of Rp346  million; and

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp103 million.

Working Capital

Net working capital, calculated as the difference between current assets and current liabilities, amounted to  Rp1,976  billion as of December 31, 2014 and  Rp12,499  billion (US$907  million) as of December 31, 2015. The increase in net working capital was primarily due to:

-         An increase in cash and cash equivalent of Rp10,445  billion;

-         An increase in prepaid taxes of Rp1,782 billion;

-         An increase in advance and prepaid expenses of Rp1,106 billion;

-         A  decrease in  current maturities of long-term liabilities of Rp2,057 billion, and

-         A  decrease in  short-term bank loans of Rp1,208 billion.

A net increase in current liabilities primarily due to:

-         An increase  in accrued expenses of Rp3,036 billion;

-         An increase in trade payable of Rp1,632 billion;  and

-         An increase in taxes  payable of Rp897 billion.

We believe that our working capital is sufficient for our present requirements. We expect that our working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

Solvency

We have strong ability to meet our debt obligations reflect to our ratio: debt to equity ratio, debt to EBITDA and times interest earned ratio. Our ability to meet our debt (short-term and long-term) depending on source of liquidity.

Refer to explanation on “Liquidity”.

A.      Current Liabilities

Our ability to pay our current liabilities is indicated by the ratios on the table below:

Ratio	2015	2014 (Restated)	2013
Current ratio	135.3%	106.1%	116.0%
Quick ratio	133.8%	104.6%	114.2%
Cash ratio	87.4%	63.3%	74.3%

B.      Non-Current Liabilities

Our ability to pay our debt is indicated by the ratios on the table below

Ratio	2015	2014 (Restated)	2013
Debt to equity ratio	37.0%	27.3%	26.4%
Debt to EBITDA	67.3%	51.4%	48.5%
Times interest earned ratio	20.7%	25.2%	27.8%

For detail discussion about our debt, see Notes 16-20 to our Consolidated Financial Statements.

Receivable Collectibility

Our receivable collectability, indicated by the ratios average collection period that show an average of days that we take to collect our receivable and receivable turnover that show how many times in average the funds invested in receivable are turned  in one year. Our average collection period were 26.8 days in 2015 and 28.5 days in 2014. Our receivable turnover for 2015 and 2014 were 13.6 and 12.8.

We have made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, amounted to Rp3.048 billion in 2015 and Rp3.096 billion in 2014.

The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2015 and 2014, the carrying amount of our receivables considered past due but not impaired amounted to Rp3,430 billion and Rp3,529 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

For detail discussion about our receivable, see Note 6 to our Consolidated Financial Statements.

Capital Structure

Our capital structure as of December 31, 2015 is described as follows:

	Amount (Rp billion)	Portion (%)
Short Term	602	0.5%
Long Term	34,010	31.0%
Debt	34,612	31.5%
Equity	75,136	68.5%
Total Invested Capital	109,748	100.0%

We take a qualitative approach towards our capital structure and debt levels. Periodically, the Company conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. the Company also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

The Company is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. In 2015, our debt to equity ratio was 0.37  and our debt service coverage ratio was 3.9 times, indicating our strong ability to meet our debt obligations. During the years ended December 31, 2015, the Company has complied with the externally imposed capital requirements.

For detail discussion about management policy on capital structure, see Note 43 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2015, we incurred capital expenditures of Rp26,401 billion (US$1,915 million). Our capital expenditures are grouped into the following categories for planning purposes:

-          Broadband services, which consist of broadband, IT, application and content and service node;

-          Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

-          Optimizing legacy, for fixed lines; and

-          Capex supports.

Of our Rp26,401 billion capital expenditure in 2015, Telkom, as parent company,  incurred capital expenditures of Rp9,641 billion (US$699 million), Telkomsel incurred capital expenditures of Rp11,321 billion (US$821 million) and our other subsidiaries incurred capital expenditures of Rp5,439 billion (US$395 million) as follows:

Table of realization of Our Capital Expenditure	Years Ended December 31,
	2015		2014	2013
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Telkom (parent company)	9,641	699	8,099	5,313
Subsidiaries
Telkomsel	11,321	821	13,002	15,662
Others	5,439	395	3,560	3,923
Subtotal for subsidiaries	16,760	1,216	16,562	19,585
Total for Telkom Group	26,401	1,915	24,661	24,898

The realization of the future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian and global economy environments, the Rupiah/US Dollar, Yen or other applicable foreign exchange rates, the availability of supply or vendor or other financing on terms acceptable to us, and also any technical or other problems in the implementation.

Material Commitment For Capital Expenditures

We had material commitments for capital expenditure under certain contractual arrangements. The contracts particular with regard to the procurement and installation of central telephone equipment, transmission equipment and cable networks. Material commitment includes the following significant agreements related The Group and subsidiaries as follows:

Telkom

-       Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method.

-       Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method.

-       Procurement and Installation Agreement of Outside Plant Fiber To The Home (OSP FTTH).

-       Procurement and Installation Agreement of the Sulawesi Maluku Papua Cable System Project (SMPCS).

-       Procurement and Installation Agreement of SMPCS Package-2.

-       Procurement and Installation Agreement of CISCO WIFI.

-       Procurement and Installation of IP Radio Equipment Agreement for Backhaul Node-B Telkomsel Package-3 Platform NEC.

-       Procurement and Installation of IP Radio Equipment Agreement for Backhaul Node-B Telkomsel Package-2 Platform Huawei.

-       Procurement and Installation of IP Radio Equipment Agreement for Backhaul Node-B Telkomsel Package-1 Platform Ericsson.

-       Procurement Agreement of Telkom-3 Substitution (T3S) Satellite System.

-       Procurement and Installation Agreement of Indonesia WIFI Platform Huawei Access Points.

-       Procurement and Installation Agreement of the Southeast Asia-Middle East-Western Europe 5 Cable System (SEA-ME-WE5).

-       Procurement and Installation Agreement MSAN Modernization for Acceleration of the Disposal of Cooper Wire - Platform Huawei.

-       Procurement and Installation Agreement MSAN modernization for Acceleration of the Disposal of Cooper Wire - Platform ZTE.

-       Procurement and Installation Agreement for DWDM Platform Alcatel – Lucent (ALU).

-       Procurement and Installation Agreement for Metro Ethernet Platform ALU.

-       Procurement and Installation Agreement for PE-VPN CISCO.

-       Procurement and Installation Agreement for Metro Ethernet Platform Huawei.

-       Procurement and Installation Agreement for IP Backbone System Expansion.

-       Procurement and Installation Agreement for IPTV Platform ZTE Capacity Expansion.

-       The Procurement and Installation of the Sea Cable Communications System (“SKKL”) of Sibolga-Nias, Batam-Tanjung Balai Karimun, Larantuka-Kabalahi-Atambua.

Telkomsel

-       The Combined 2G and 3G CS Core Network Rollout Agreements.

-       Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network.

-       2G BSS and 3G UTRAN Rollout Agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

-       Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence IP RAN Rollout and Technical Support.

-       Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support.

-       Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement.

-       Technical Support Agreement to Provide Technical Support Services for the OCS and SCP.

-       Development and Rollout Agreement for Customer Relationship Management and Contact Center Solutions.

-       Technical Support Agreement for the Procurement of Gateway GPRS Support Node (“GGSN”) Service Complex.

-       Development and Procurement of OSDSS Solution Agreement.

-       Procurement of GGSN Service Complex Rollout Agreement.

We expect to fund the above commitment with our internal and external source of funds. Historically, we have good level of leverage and able to finance capital expenditure In the year of 2015, we allocate capital expenditure adjusted for the company's business plan. See explanation on “Capital Expenditure

Material commitment made by the Company in the purchase of capital goods using a number of currencies. Here are the details of material commitment by currency as of December 31, 2015:

Currencies	Amounts in Foreign Currencies (in millions)	Equivalent in Rupiah (in billions)
Rupiah	-	10,648
US Dollar	320	4,410
Euro	0,21	3
Total		15,061

Beside using rupiah currency, the value of the material commitment  is denominated in foreign currencies, especially in U.S. Dollars and Japanese Yen. The Company faces the risk of foreign currency exchange rates. In general, the risk exposure of foreign currency exchange rate the Company is not material. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by the time deposits and receivables in foreign currencies that are equal to at least 25% of outstanding current liabilities.

For detail discussion on material commitments for capital investment, exchange rate and interest rate see Notes 39  and 42  to our Consolidated Financial Statements.

FIXED ASSET

Our property and equipment is used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained elsewhere in Note 10 to our Consolidated Financial Statements.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Republic of Indonesia, pursuant to Agrarian Law No.5/1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with the right to build and use for a period of 10 to 45 years, which will expire between 2016 and 2053. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire.

We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years and is renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. See Note 16, 19 and 20 to our Consolidated Financial Statements.

As of December 31, 2015 the cost of fully depreciated property and equipment of the Company that are still used in operations amounted to Rp54,168 billion. We are currently performing modernization of network assets to replace the fully depreciated property and equipment. See Note 10 to our Consolidated Statements.

Insurance

As of December 31, 2015, property and equipment excluding  land rights, with net carrying amount of Rp93,460 billion were insured against fire, theft, earthquake and other specified risks, including business interuption, under blanket policies totalling of Rp10,980 billion, US$99 million, HKD3 million and SGD34 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

TAXATION

The following is an overview of tax consequences in Indonesia and Federal taxes of the United States of America (“U.S.A”) in relation with purchases, ownerships and sales of ADSs or common stocks. This summary is not intended to describe all aspects of taxation which may be relevant to the decision regarding purchases, ownerships or sales of ADSs or common stocks. Investors are expected to consult with their tax advisors regarding tax consequences in Indonesia and in the U.S.A on purchases, ownerships and sales of ADSs or common stocks.

A.    Taxation in Indonesia

The following is an overview of the basic principles of taxation in Indonesia over the ownership and disposition of common stocks or ADSs for individual foreigners or foreign companies that have common stocks or ADSs (“Foreign Shareholders”) who are Foreign Taxpayers (“WPLN”).  Under the taxation laws in Indonesia, WPLN  is an individual who does not reside in Indonesia, an individual who was in Indonesia for no longer than 183 (one hundred eighty three) days within a period of 12 (twelve) months, and entities not established and domiciled in Indonesia, which operatng business or engaged in activities in a form of permanent entities in Indonesia, or that may receive or earn income from Indonesia by not operating business or engaged in activities in a form of permanent entities in Indonesia, namely, earn income from the ownership or disposition of common stocks or ADSs. In the case of WPLN  domiciled in a country party to Double Taxation Avoidance Agreement (“P3B”)  with Indonesian Government, the determination of a resident, either an individual or entity, shall refers to the applicable provisions in the P3B. If resident conflict is occurred with regard to transactions between Indonesian-American citizen, the tie breaker rule as stipulated in the P3B  between Government of Indonesia and the U.S.A shall be applied.

1.       Dividend

Dividend that we announced for distribution of retained earnings and paid to the Shareholders with WPLN  status in respect to common stocks or ADSs are subject to income tax in Indonesia, which at the date of publication of this Annual Report the rate is 20% of the paid amount (in terms of cash dividends payment) or the shareholder ownership portion of the distributed amount. A lower rate specified in P3B  between the Government of the Republic of Indonesia and the country where WPLN  is domiciled can be applied, if the dividend recipient meets the following requirements: (i) the recipient is the owner who gains benefit from dividends, (ii) the recipient must be able to present a Certificate of Domicile of Non Resident For Indonesia Tax Withholding form (DGT-1 Form or DGT-2 Form) as determined by the Indonesian Tax Authorities, which completely and correctly filled out and authorized by the competent authorities in the country where WPLN  is domiciled, (iii) the recipient does not misuse P3B  in accordance with the provisions on misuse prevention of P3B. The Indonesian government is engaged the P3B  with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the U.K. and the U.S.A. According to P3B  between the Indonesian Government and the U.S.A Government, the income tax rate on dividends paid to WPLN  is 10% (portfolio) or 25% (minimum share ownership/substantial holding of 25%).

2.       Capital Gains

Sale or transfer of common stocks traded on Indonesia Stock Exchange (Bursa Efek Indonesia/”BEI”) is subject to final income tax at the rate of 0.1% of the transaction value. The income tax collection is conducted by withholding tax mechanism made by the stock organizer through stock brokers. In addition to final income tax of 0.1%, the founding shareholders at the time of initial public offering (IPO) was also imposed an additional final income tax at the rate of 0.5% of the current value of the shares at the initial public offering which is to be deposited itself into state treasury by the issuer at no later than 1 (one) month after such shares are listed on BEI.

Sale or transfer of common stocks that are not listed on BEI or ADS (non-public companies’ shares in Indonesia), executed by Foreign Taxpayers other than Permanent Entities, is subject to final income tax in Indonesia at the rate of 5% of the sale price. Mechanism of income tax imposition on the sale or transfer of common stocks that are not listed on BEI or ADS is withholding tax mechanism made by the Purchaser in the case of the Buyer is a Domestic Taxpayer, or made by the Non-Public Company which shares are traded in the case of the Buyer is a Foreign Taxpayer.

Sale or transfer of common stocks, both listed/traded on BEI and common stocks of Non-Public Companies, executed by Foreign Taxpayers may be exempted or lower rate from withholding tax or lower rate depends on the provisions of the applicable P3B  between the Government of the Republic of Indonesia and the country where the Foreign Taxpayers are domiciled. In order to gain benefits from the applicable P3B, Foreign Taxpayers shall submit Certificate of Domicile of the Non Resident For Indonesia Tax Withholding (DGT-1 Form and/or DGT-2 Form), which completely and correctly filled out by the Foreign Taxpayers and authorized by the competent tax authorities in their country.

3.       Stamp Duty

Stock transactions in Indonesia is subject to stamp duty. Based on Government Regulation No.24 of 2000 regarding Amendment on Stamp Duty Rates and the Limit Amount of Nominal Price imposed with Stamp Duty, stamp duty in the amount of Rp3,000 shall be charged for any transaction value up to Rp1,000,000 and any transaction value of more than Rp1,000,000 shall be imposed by stamp duty in the amount of Rp6,000.

B.    Certain Consideration regarding Federal Income Tax in the U.S.A

Based on requirements of Internal Revenue Service (“IRS”) which generally applied, tax information in this report (including its attachments) are not intended to be used and cannot be used for the purpose of (i) avoiding any fines imposed by the U.S.A’s Internal Revenue Code, or (ii) promoting, marketing, or recommends to other person any matter related to taxes. The following is a summary of some of the consequences of federal income tax in the U.S.A in relation to the acquisition of ownership and transfer of ADSs or common stocks by American Shareholders who own ADSs or common stocks as capital assets (generally, they use their property for investment) under section 1221 of U.S.A Internal Revenue Code (the “Tax Code”). This summary is based on the U.S.A Federal laws of applicable income taxes, which can be interpreted differently or may change, possibly with retroactive effect.

This summary does not address all aspects of the U.S.A federal income taxation that may be important for certain investors in accordance with each of investment situation, including investors who are subject to special tax (for instance, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempted organizations (including private foundations), shareholders who are the U.S.A. Holder (sic), investors who will own ADSs or common stocks as part of straddle, hedging, conversion, constructive sales, or other integrated transactions with the U.S.A federal income taxes purposes, or investors who have their functional currency other than the U.S.Dollars, all of which may be subject to very different tax rules other than the summary below. Moreover, this summary does not address considerations relating to property tax and grants from the U.S.A federal (sic) states, locals, or non-U.S.A tax considerations. Each shareholder is advised to have consultation with their tax advisors concerning the U.S.A federal, states, locals and non-U.S.A incomes, and other tax considerations of their investment in ADSs or common stocks.

For the purpose of this summary, “U.S.A shareholder” is a beneficial owner of ADSs or common stocks in which, for the U.S.A federal income tax purposes, (i) an individual who is a citizen or resident of the U.S.A, (ii) a company, or other entities treated as a company for federal income tax purposes, corporated in, established under the laws of the U.S.A or the state or the District of Columbia, (iii) any entity established or organized in or under the laws of another jurisdiction if it is treated as a domestic company in accordance with the tax laws, (iv) income from property that is included in gross revenues for federal income taxation purposes regardless of its sources, or (v) the trust (A) which the implementation is the subject of major supervision of U.S. courts and owned by one or more American citizen who have the authority to control all substantial decisions or (B) that has otherwise elected to be treated as U.S.A citizens according to the tax laws. If a partnership (or other entities which treated as a “transparent tax” entity for the U.S.A tax purposes is the holder of ADSs or common stocks, therefore, tax treatment of a partner in a partnership (or the stackholder in “transparent tax” entity) generally depends on the status of the partners (or shareholders) and the activities of the partnership (or “transparent tax “ entities). For federal income tax purposes, the U.S.A citizens who own ADSs will be treated as the owner who receives the benefits of Common Stocks which represented by ADSs.

1.       Threshold Classification of Passive Foreign Investment Company (“PIAP”)

A non-U.S.A company, such as Telkom, will be treated as a PIAP  for the U.S.A Federal income tax purposes, if 75% or more of its gross revenues consists of a specific “passive” income or 50% or more of its assets are passive. Based on the Company’s revenues and assets in 2014, we strongly believe that the Company is not classified as a PIAP. Because of the status of PIAP  is determined by intensive facts made on annual basis, there is no guarantee that the Company is not or will not be classified as a PIAP. The following discussion regarding “Dividends” and “Sales or Other Transfers of the ADSs or Common Stocks” are made on the basis that the Company will not be classified as a PIAP  for the U.S.A Federal income tax purposes.

2.       Dividends

Any distribution of cash dividends paid by the Company out of earnings and profits as determined by the principles of the U.S.A Federal income tax, will be imposed with income tax on dividends and will be included in the gross income of the U.S.A Citizen Shareholders at the time it is received. In general, the dividend recipient that is not a Company will be subject to an income tax on dividends of a “qualified foreign Company” with a maximum of the U.S.A Federal tax rate of 15%, instead of the marginal tax rate which is applicable to an ordinary income, so long that they have fulfilled the specific period of ownership requirement. As a note, as of January 1st, 2011, dividends from a qualified foreign Company is treated as an ordinary income with a maximum tax rate of 39.6% applicable to dividends received by non-companies after the end of 2010. A non-U.S.A company (other than PFIC), generally, will be treated as an eliglible foreign company (i) if eligible to get benefits in entirety from the U.S.A tax treaties and which is determined by the Financial Minister of the U.S.A to fulfill the purpose of this provision and includes information exchange program or (ii) with respect to dividends paid in the form of shares (or ADSs which is supported by such shares) that are ready to be traded on a stock exchange established in the United States of America. Upon the completion of applicable tax treaty between the US and Indonesia, which has been determined by the Minister of Finance has fulfilling this purpose and we believe that we are eligible to get benefit from the treaties. In addition, because the ADSs are listed on NYSE, an established securities market in the U.S.A, therefore, it is considered to be easily traded on the stock exchange. The amount of cash distributed in Rupiah shall equal with the U.S.Dollars value of the Rupiah at the date of receipt of the distribution, regardless of whether the amount is actually converted into the U.S.Dollars at that time. The profit or loss, if any, is recognized on the subsequent sale, conversion, or other disposition in Rupiah, and generally will be a source of regular income or loss. Generally, dividends received from the ADSs or common stocks are not qualify for deduction of dividends received by the company.

Dividends will generally be regarded as income from foreign sources for credit purposes of the U.S. foreign tax. The U.S. shareholders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect with a foreign withholding tax imposed on dividends received because of ADSs or common stocks. The U.S shareholders who did not decided to claim a foreign tax credit for foreign taxes withheld, not to claim a deduction, for federal income tax purposes which in respect of the withheld, but only for a year in which the shareholders choose to do so for all credited foreign income taxes.

3.       Sale or Transfer of ADSs or Common Stocks

In general, shareholders who are United States nationals declare capital gains and losses arising from the sale or transfer of ADS or common stock, in the amount of the difference between the realization amount upon such transfer, with the tax base adjusted for the aforementioned shareholders of ADS or common stock. Capital gains or losses shall be long-term in nature, in the event that such ADS or common stock has in the possession of the shareholder for more than one year, and shall be a source of gains or losses for the US for the purposes of the US foreign tax credit.

4.       Consequences of a PIAP

In the event that the Company is classified as a PIAP within a certain fiscal year, U.S. Shareholders are required to comply with special regulations that are generally aimed at reducing or eliminating the benefits of Federal U.S. income tax postponements, that may be gained by U.S. Shareholders from their investments in non-U.S. Companies that do not distribute all their gains on the current basis. In this regard, U.S. Shareholders may be subject to regular income tax fees over (i) gains recognized upon the sale of ADS or common stock and (ii) distribution surplus paid upon ADS or common stock (in general, distributions that exceed 125% of the annual distribution average that we pay over the period of three prior fiscal years). Furthermore, U.S. Shareholders shall be subject to interests on such gains or distribution surpluses. Aside from that, the maximum tariff of 15% of the Company’s dividends shall not be applied if the Company is to be considered as a PIAP.

5.       Income Tax Reserves and Information Disclosure Requirements

U.S. income tax reserves and information disclosure requirements generally apply towards several payments made to certain non-cooperative shareholders. A tax-paying party shall be required to withhold its income tax reserve from the payment of dividends, or from the result of sales or the payment of ADS or common stock in the U.S. territory or by a U.S. buyer or broker to a shareholder, except for exempted recipients, in the event that such shareholder fails to provide the correct tax identification number or is unable to fulfill the exceptions to the requirements concerning income tax reserves. The size of the income tax reserve has been 25% in the years leading to 2014. Income tax reserves are not additional taxes, and are eligible to be credited to Federal U.S. income tax liabilities of U.S. Shareholders, or, in the event that it exceeds his/her/its liabilities, the tax would be returned by the Internal Revenue Service (“IRS”) if a tax return claim has been submitted to the IRS.

C.      Tax Incentives

In December 2015, The Company used the economic policy package V in the form of tax incentives with a special tax rate for revaluation of assets as stated in the Ministry of Finance Regulation No.191/PMK.010.2015 jo PMK No. 233/PMK.03/2015. In accordance with the regulation, The company should reassess the fixed assets in fair value which appraised by the Public Appraiser Service Office or other appraisals which lincensed by the Government before December 31, 2016. The Company paid the final Income Tax amounted to Rp750 billion and filed a letter No.C.Tel.282/KU000/COP-I000000/2015 dated December 29, 2015 regarding to application of Revaluation of Assets  in the purpose of taxation in 2015. It was submitted on December 30, 2015. As of the date of approval and authorization for the issuance of the  consolidated financial statements, the assesing of revaluation of assets is still in process.

Materiality Limitation

Materiality in our Consolidated Financial Statement was based on According to BAPEPAM/LK decision letter No. KEP-347/BL/2012 about Presentation and Disclosure of Financial Statements Public Company dated June 25, 2012, with appendix Regulation No. VIII.G.7:about Presentation of Financial Statements of the Company or Public Company where items is 5% of the total assets for asset items, 5% of the total liability for the liabilities items, 5% of the total equity for equity accounts, 10% of revenue for items of comprehensive income, and 10% of the profit from continuing operations before taxes for the effect of an event or transaction.

Material Contract

In 2015 and 2014, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business as disclosed at Note 39 of our Consolidated Financial Statement.

Material Informations Of Investment, Expansion, Divestment,  Acquisition And Debt/Capital Restructure

In 2015, we did  some activities related to investments, divestments, acquisitions and  debt/capital restructuring. The activities are as follows:

a.       Investment

1.       Metra

On November 30, 2015, Metra acquired 13,850  shares of TelkoMedika (equal to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika engaged in health services, procurement services and medicine services, including the establishment of pharmacies, hospital, raw treatment, clinic, or other health care support.

2.       Telin

On May 19, 2015, Pachub Acquisition Co. On Telekomunikasi Indonesia International (USA) has 100% direct ownership.On May 29, 2015, Telkom USA and Pachub Acquisition Co entered into an agreement and business combination plan with AP Teleguam Holdings, Inc. As of the date of approval and authorization for the issuance of the consolidated financial statements, the business combination is still in process.

b.       Expansion

In 2015, we have no expansion transaction.

c.        Divestation

In 2015, we have no divestation transaction.

d.       Acquisition

In 2015, Based on notarial deed No.09 dated December 18, 2015 of Utiek Rochmuljati Abdurachman, SH., MLI, Mkn., approved by MoLHR through its decision letter No. AHU-0948616.AH.01.02 dated December 22, 2015, Sigma bought PT Media Nusantara Data Global’s shares, which is engaged in data center activities.

e.        Bond Issued

On June 16, 2015, the Company issued Bonds I Telkom Phase I 2015 respectively:

-     Rp2.200 billion for Series A, time period 7 years

-     Rp2.100 billion for Series B, time period 10 years,

-     Rp1.200 billion for Series C,  time period 15 years, and

-     Rp1.500 billion for Series D, time period 30 years and listed in IDX.

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future.

The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas and Mandiri Sekuritas and PT Trimegah Sekuritas, and the trustee is PT Bank Permata Tbk.

The Company received the proceeds from the issuance of bonds on June 23, 2015.The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application, support, and merger and acquisition.

The company also has to paid the principal of the Bonds II Series A Year 2010 amounted Rp1.005.000.000.000, - (one trillion five billion rupiah), which matures on July 6, 2015.

For further detail, see Note 19a  to our Consolidated Financial Statements.

Material Information Of Conflict Of Interest And/Or Affiliated Transaction

In 2015, we have no conflict of interest or affiliated transaction.

Material Information And Facts After Accountant Reporting Date

a.       On January 14, 2016, Telkom Akses drawdowns on the credit facility from BNI amounting to Rp97 billion.

b.       On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for underpayments of corporate income tax amounting to Rp250 billion (including penalty Rp81,1 billion). As of the issuance date of these financial statements, the appeal is still in process (Note 30e.ii The Consolidated Financial Statements).

Changes In Accounting Policy

The consolidated financial statement of the Group is prepared in accordance with the Indonesian Financial Accounting Standards (“SAK”), encompassing the Indonesian Financial Accounting Standards Statements (“PSAK”) and the Indonesian Interpretations of Financial Accounting Standards (“ISAK”) issued by the Indonesian Financial Accounting Standards Board of the Indonesian Institute of Accountants, and the Regulation of the Capital Market and Financial Institutions Supervisory Agency (“Bapepam-LK”) No. VIII.G.7 regarding “The Presentation and Disclosure of the Financial Statements of Stock Issuers or Public Companies”, as attached in Decision KEP-347/BL/2012.

The consolidated financial statements present the relevant information that can be compared with the previous period. In addition, the Group also presents an additional statement of financial position for an initial period where there restospektif application of accounting policies, retrospective restatement or reclassification of accounts in the financial statements. Additional balance sheet per January 1, 2014 are presented in the consolidated financial statements due to the retrospective application of IAS 24 Post-Employment Benefits (revised 2013) and IAS 50, Financial Instruments: Presentation (Revised 2014) (Note 2ab The Consolidated Financial Statements).

Accounting standards and interpretations that have been approved by the Financial Accounting Standards Board ("DSAK"), but not yet effective for the current year financial statements is disclosed in note 2.A The Consolidated Financial Statements.

Significant Differences Between SAK Indonesia and IFRS

1.          Land Rights

Based on PSAK, land rights is listed as a fixed asset and is not amortized unless evidence exists to indicate that the extension or renewal of such land rights, most likely or definitely, cannot be achieved. The cost to arrange the extension or legal renewal of land rights is recognized as an intangible asset and shall be amortized for as long as the legal age of such rights or for the duration of the economic life of the land, whichever one is briefer. Based on IFRS, land rights is listed as a finance lease and is presented as being part of fixed assets. The land right is amortized for the duration of the lease period.

2.          Transaction with related parties

Based on Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosure of the Financial Statements of Stock Issuers or Public Companies, related entities of the government are entities that are controlled, jointly controlled or are influenced by the government. The term ‘government’ in this instance refers to the Minister of Finance or Regional Governments that are shareholders of an entity. Based on IFRS, related entities of the government are entities that are controlled, jointly controlled, or influenced by the government. The term ‘government’ in this instance refers to the government, government institutions and similar bodies, be it local, national or international.

OPERATIONAL OVERVIEW

NETWORK INFRASTRUCTURE AND DEVELOPMENT

We believe that our achievement in 2015 was the result of our consistency in carrying out three main focus strategies, namely maintaining double digit growth for Telkomsel, the Indonesia Digital Network (“IDN”) program for “Driving the Digital Business” and international expansion “Stretch and Expand International Business”.

In connection with our previous "Great to Break 100/300" strategy and target to reach Rp100 trillion in revenues and Rp300 trillion in market capitalization in 2015, our Directorate of Network, Information and Technology, and Solution had established a systematic framework derived from our strategic plans and key initiatives. We've also made various strategic plans to support our vision to “Be the King of Digital in the Region”. We are committed to continuing the development of our telecommunication infrastructure so as to further strengthen our Company in Indonesia and globally.

In line with our objectives, we classify our network infrastructure into two categories, namely, our international networks infrastructure, to support the our international expansion program, and our national network infrastructure, which supports the IDN program.

International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”).

We curreny own or have interests in global submarine cable infrastructure that connects the continents of Europe, Asia, and America through submarine cable system consortiums for the Batam Singapore Cable System (BSCS), Dumai Malacca Cable System (DMCS), Asia America Gateway (AAG), Singapore Japan Cable System (SJC), Southeast Asia-United States (SEA-US), and Indonesia Global Gateway (IGG) which will soon be constructed.

We, through our subsidiary Telin, are also a consortium member in the South East Asia – Middle East -Western Europe 5 (“SEA-ME-WE 5”) submarine cable system and the Southeast Asia – United States (“SEA – USA”) submarine cable system. SEA-ME-WE5 is a submarine cable system with a length of approximatelly 20,000 km stretching from Dumai, Indonesia to several countries in Southeast Asia, France and Italy, with direct connection from Indonesia to Europe. This submarine cable system has a capacity of 24 tera bits per second using 100 Gb technology. Construction began in September 2014 and the cable system is expected to begin carrying commercial traffic in the fourth quarter of 2016. Telkom and NEC completed the landing of the SEA-ME-WE 5 submarine cable in Medan, North Sumatra on January 25, 2016. SEA–USA  is submarine cable system with a length of approximatelly 15,000 km connecting  Manado (Indonesia), Davao (Philippines), Piti (Guam), Oahu (Hawaii, United States), and Los Angeles (California, United States). Construction began in March 2015 and the cable system is expected to begin carrying commercial traffic in the fourth quarter of 2016.

To support international services for both voice and data, Telin operates 25  points of presence (“POP”) in various parts of the world, including in Asia (Dubai, Singapore, Hong Kong, Malaysia Tokyo and others), Europe (London, Frankfurt and Amsterdam) and the USA (Ashburn, New York, Los Angeles, San Jose and Palo Alto).

We plan to continue with the development of our international network infrastructure to support our international expansion strategy and vision to be "The King of Digital in the Region". Is the plan to focus the international network infrastructure expansion in the 10 countries (Singapore, Hong Kong and Macau, Timor Leste, Australia, Myanmar, Malaysia and Brunei, Taiwan, U.S.A, Kingdom of Saudi Arabia (KSA)).

National Network

We believe that in order to achieve our vision to become “The King of Digital”, infrastructure development and the provision of connectivity are very important, hence, we  will continue to actualize digitization in Indonesia through the three IDN components, namely id-Access, id-Ring and id-Con.

We continue to pursue development of our network infrastructure to offer a more efficient and cost-competitive serviceas part of the Government’s Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development (“MP3EI”) in line with our transformation into a TIMES provider under our IDN program. In the framework of developing high-quality, efficient and competitive infrastructure in terms of the costs in delivery services, we continue to pursue the development and improvement of our network infrastructure, known as Collaborative Network Optimization which was built and operated by Telkom Group.

Our IDN program involves the following three program developments:

1.       id-Convergence  (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

id-Con is a strategic initiative that focuses on providing a design, development and delivery of TIMES services platform converging to Telkom Group customers. This converged services platform is leveraged on our data center facilities, which has reached the Tier-4 design category and is supported by a cloud management platform to ensure the reliability and scalability of the TIMES services.

2.       id-Ring: development of our transmission network infrastructure into an IP-based and optical backbone network.

In terms of broadband infrastructure (id-Ring), we are actively developing infrastructure through the Indonesia Digital Network program. To date, wee have built fiber optic cable infrastructure totalling  81,895 km in length from Aceh to Papua, including the Sulawesi Maluku Papua Cable System ("SMPCS"), which will provide  a positive impact on equitable access to broadband information and communication, with the more similar quality in all regions of Indonesia.

3.       id-Access: development of our customer access network infrastructure into a high speed broadband access network through fiber optic and Wi-Fi networks.

We are currently focusing on developing new products for our IndiHome service, which provides “triple play” services consisting primarily of internet on fiber or high speed internet, home phone and IPTV (UseeTV Cable). IndiHome also provides additional or add-on features such as IndiHome Telephone  Mania,  IndiHome Global Call, MelOn, IndiHome View and Trend Micro Security System.

Fixed Wireline Network

As of December 31, 2015, we managed  10.3 million fixed wireline (fix voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

Operating Statistics	As of December31,
	2015		2014	2013	2012	2011
Exchange capacity	20,376,070)	(*)	13,946,801	13,918,369	13,908,003	12,180,214
Installed lines	20,376,070)	(*)	10,341,807	10,650,652	11,109,156	11,005,208
Lines in service(2)	10,276,887		9,698,255	9,350,806	9,034,010	8,688,526

(*) Exchange capacity and installed lines in as of December 31, 2015 includes capacity and lines from TDM-based, softswitch and IMS technologies.

Fixed Wireless Network

On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our fixed wireless business and migrated  subscribers to Telkomsel. We terminated our Flexi service on May 31, 2015 although the previous subscribers were able to use their old Flexi telephone numbers till December 2015.In total, we migrated a total of over 1.3 million subscribers under our migration program.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE,  3.5G and 4G networks. The GSM/DCS network consists of 15 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1.8 GHz frequency. Telkomsel’s 3G network uses 15 MHz of bandwidth on the 2.1 GHz frequency. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. Telkomsel was the first operator in Indonesia to commercially launch 4G services in December 2014. In 2015, Telkomsel added 17,869 BTS units (including 1,575 units of 4G BTS), and as of December 31, 2015, Telkomsel’s digital network was supported by 103,289 BTS units (including 1,761 units of 4G BTS). In 2015, we added an additional 19,094 node B BTSs, bringing it to a total of 57,930 node B BTSs as of December 31, 2015.

Data and Internet Network

In 2015, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2015, we provided broadband access of fiber optic with 10.0  million homes-passed.  As of December 31, 2015, our metro ethernet network expanded into 96,866 Gbps which is able to provide broadband services throughout Indonesia. The Metro ethernet is also used as the main link for the IP DSLAM, MSAN for IndiHome broadband services, softswitch, IP VPN and GPON broadband for mobile backhaul and corporate business solutions.

As of December 31, 2015, we have extended the capacity of our internet gateway to reach an installed capacity of 590 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2015, we also operated content distribution networks (“CDN”) with an aggregate capacity of 938 Gbps in collaboration with Akamai, Google, Yahoo, Conversant and Edgecast. To support our IPTV services, including TV on demand and video on demand services, as of December 31, 2015, we operated one central CDN, 4 regional CDNs and 12 edge CDNs.

Throughout 2015, we continued to expand the scope of Indonesia’s Wi-Fi services by deploying additional network access points either through internal development programs and various forms of cooperation with third parties. As of December 2015, a total of 321,736 access points have been installed.

Data Center

Telkom through its subsidiary, Sigma, manages data centers. As of December 31, 2015, we had data centers in nine locations, with an aggregate capacity of 1,073 racks. We intend to continue to expand the number of locations and rack capacity in 2016. With the capabilities of this network, Sigma is able to provide integrated data storage solutions for many companies in Indonesia, including for those located far from the major cities.

Transmission Network

In 2015, we focused on the development of our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable system, as well as satellite transmission networks and other transmission technologies.

The following tables sets forth certain information relating to our transmission network and IP backbone network as of the dates indicated.

Transmission Network	Capacity (number of transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2015	131,221	761	119	72	613	3
2014	129,557	708	108	63	398	2
2013	131,303	736	100	58	337	3

Note: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), STM64 (equivalent to 4 STM16), and STM256 (equivalent to 4 STM64). STM or Synchronous Transfer Mode ("STM") is the unit typically used in backbone transmission networks. Facilitating broadband services requires high capacity transmission networks using nxSTM-1 units. E1 units are used to support legacy services.

-       Sulawesi Maluku Papua Cable System (“SMPCS”)

To increase our traffic capacity and broadband services in 34 eastern Indonesia cities, we are building a backbone ring, known as SMPCS that connects these  cities that have previously been served by satellite transmission. The SMPCS is being developed in two segments, with the first segment 4,300 km long, serving 21 district capitals and connecting Kendari, Ambon, Manado, Ternate, Sorong and Fakfak, and the second segment 3,155 km long, serving 13 district capitals and connecting Sorong, Jayapura, Timika and Merauke. The entire cable system is expected to be completed around the end of 2016. As of December 31, 2015, 21 cities in the first segment and 13 cities in the second segment have been connected and begun to use the new system, with improved latency times and increased traffic from our operations, including Telkomsel's, compared to satellite transmission.

-       Satellite

We operate two satellites, namely Telkom-1 (108 E)  and Telkom-2 (118 E). Telkom-1 has a capacity of 36 transponders consisting of 24 standard C-Band transponders and 12 extended C-band transponders, while Telkom-2 has a capacity of 24 standard C-band transponders. Both satellites are controlled from the main control station in Cibinong,  Bogor, West Java. To ensure the continuity of services,  since early 2014, we have had a backup control station in Banjamasin,  Borneo.

In addition to our Telkom-1 and Telkom-2 satellites, we also leased a 55.84 TPE (transponder equivalent @ 36 MHz), namely from Satellites of JSAT-5A (132 E) in the amount of 8.94 TPE, Eutelsat 172 A (172 E) in the amount of 10 TPE, Chinasat-10 (110 E) in the amount of 9.17  TPE, Intelsat-8 (169 E) in the amount of 7.98 TPE, KTSAT (75 E) in the amount of 2.35 TPE, ABS-2 (75 E) in the amount of 1.14 TPE, TELSTAR-18 in the amount of 1.6 TPE (138 E) and APSTAR-6 (134 E) in the amount of 14.66 TPE.

To support our business strategy with regard to providing TIMES  services, we have entered into a contract for the construction of the Telkom-3S satellite, which is currently planned for launch in late 2016, and another contract for the procurement of a Telkom-4 satellite, which is currently planned for launch around the end of 2017. Telkom-3S has a 49 TPE capacity that consists of 24 standard C-band TPE, 12 Extended C-band TPE and 13 Ku-Band TPE. Telkom-4 which is planned to be in orbital slot 108 E and will have coverage to India,  has a capacity of 60 TPE which consists of 24 standard C-band TPE with coverage of Indonesia, 24 standard C-band TPE with India coverage and 12 extended C-band TPE with coverage of Indonesia. We expect that Telkom-3S will replace  Telkom-2 and Telkom-4 will replace Telkom-1.

We are also currently exploring the various alternatives for cooperation with operators for the provision of capacity for Telkom including cooperation through long-term leases, joint development of a satellite in an Indonesia orbital slot and acquisition of satellites in the orbit.

In addition to the above, we also have  161 IP backhaul links to  our network as well as 322 earth station links with  capacity of 1.36 Gbps. Transponder capacities for these links  mostly through transponder capacity leased from foreign providers.

RESEARCH AND DEVELOPMENT

As a technology-based company, we continue to focus on product and service innovation through ongoing research and development programs. Our research and development activities are conducted under the Innovation and Strategic Portfolio Directorate, Innovation and Design Center (“IDeC”) unit, now under our Digital Service Division. Our IDeC  unit was mandated to enhance current operated service and infrastructure, and innovate new businesses by creating new products and solutions, and leveraging infrastructure technology to create new products and solutions.

Continuing our programs in 2014, we strengthened our innovation activities in 2015 by:

-    Designing new service platforms  that are fundamental to the development of the ecosystem for new businesses, such as Open Platform for Connected Home Services (such as developing and building interoperable platforms  with various application services to support and facilitate the success of our IndiHome sevice), Interoperable Payment Platform (such as designing the  development of a payment platform to build ePayment Environment as an applications laboratory test bed), and Smart Local Government Service Platform (such as a prototype integrated government service platform which was developed in cooperation with third a party and our subsidiary).

-    Designing and developing vertical industry applications/services both for enhancing current services and creating new services such as Shopping Experience over  TV and Home Control for IndiHome fiber broadband service, Digital Payment for Games and e-Commerce, Smart City applications, and SME enhancement applications.

-    Enhancing open innovation activities by endorsing startups products to market and fundraising to obtain follow on funding. In 2015, we  received 709 proposals from startup to join our Indigo Incubator Program for external innovations. Some of the startups have already succeeded in the market and strenghened our business portfolio. These include startups in various segments, including in the SME segment (Startup: Jarvis, Run System), Mobile segment (Startup: Kakatu, Siji), and Enterprise segment (Startup: Goers, Privygate). Other startups are also in process of commercialization within our Telkom Group. Three of our startups have also obtained follow on funding from external investors.

-    Conducting joint innovation research and development with partners to enhance current products and create new business models for future revenue generators. In first half of 2015, we had two joint innovation programs with ZTE for IPTV enhancement and Huawei for future broadband business models and services.

These activities were aimed to support our transformation into digital business company. Some of our business that leveraged on technology and new products development were:

Product/Business	Impact of technological or new products development
IndiHome Fiber

-  Enable faster and aesthetic installation on premises by designing and implementing OTP Box and transparent optical fiber.

-  Creating new business opportunities on IndiHome by introducing and standardizing hybrid set top boxes to the market.

Smart City

Improvement of city service quality by introducing some smart city services/applications to local governments and societies. The products introduced included City Information for tourism ecosystem, Panic Button and City Surveillance System for city security protection, Electronic Government Application for government public services, and Big Data Analytic to enable accurate government decision support system.

UPoint Payment Platform	Facilitate increase in payment transactions, especially for games and applications, by introducing new payment model for mobile communication users.
Managing Open Innovation

-  Emergence of many new digital applications to amplify our digital business by managing open innovation in our Indigo Program. The products being developed in our Indigo Incubator Program cover almost all of our business portfolios (personal, home, SME, enterprise).

-  By operating a subsidiary for corporate venture capital, we also increase the values of our startups in the market.

We routinely make investments to improve products and services. Total expenditure for investments was approximately Rp14  billion, Rp4  billion and Rp11  billion in 2013, 2014 and 2015, respectively.

LICENSING

To provide national telecommunications services, we have a number of product and service licenses that are consistent with the applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services.

In 2015, we commenced  the process of adjusting  licenses relating to (i) fixed local network, (ii) long distance calls, (iii) direct international calls and (iv) closed fixed network operations, which we conduct once every five years. We also in the process of adjusting our license with respect to internet telephony services for public interests. Currently, the MoCi is in the process of verifying and evaluating such adjustments.

We have secured new licenses that have been adjusted as required, of which are as follows:

Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services Network of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Domestic Long Distance and Basic Telephony Service Network of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed International Call and Basic Telephony Services Network of PT Telekomunikasi Indonesia Tbk; and

-          MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Fixed Closed Network of PT Telekomunikasi Indonesia Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No.KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of radio frequency bandwidth in the 900 MHz band, 22.5 MHz of radio frequency bandwidth in the 1.8 GHz band and 15 MHz of radio frequency bandwidth in the 2.1 GHz band.  The licenses  do not have a set expiry date, but will be evaluated every five years. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permits Telkomsel to develop cellular services with national coverage, including the  expansion of  its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

In connection with the transfer of the Flexi business to Telkomsel, in September 2014, the MOCI, through Decree No.934 of 2014, approved the reallocation of the 800 MHz frequency spectrum being used for our Flexi business to Telkomsel. This reallocation should be completed in December 2015.

International Calls

We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

We have a license to operate a closed fixed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed closed fixed network to, among others,  telecommunication network and service operators, and to provide an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, Telin, a license to operate a closed fixed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

VoIP

We are licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on Voice over Internet Protocol ("VoIP")  services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide public VoIP services based on DGPT Decree No.65 of 2015 dated February 3, 2015, which replaced Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, regarding the provision of ITKP services. This license does not have a set expiry date, but it will be evaluated every five years by the Government.

ISP

We are licensed as an ISP under DGPI Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011, as amended by Director General of Post and Informatics Operations Decree No. 302 0f 2013. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia internet access services with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPI Decree No.331/KEP/M.KOMINFO/09/2013 dated on September 24, 2013 regarding the license for Internet Interconnection Service (Network Access Point) for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

BWA

In July 2009, we won a tender for a wireless broadband access license and the right to provide BWA services in 12 zones, comprising eight zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services, as last amended by MoCI Decree No.325/KEP/M.KOMINFO/05/2012. Due to inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

MoCI Regulation No.19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency. Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No.19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology. Vendors instead preferred to support the mobile BWA technology selected by other operators. Mobile BWA technology competes with Telkomsel. We therefore returned 4 of the 5 zones, which we had received. We retained our BWA license for Maluku zone so we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a wireless broadband access operator is in line with the transformation of our business to TIMES, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

In July 2011, we are licensed to operate packet switched based on local fixed network by referring to MoCI Decree No.331/KEP/M.KOMINFO/07/2011 dated July 27, 2011 on the License of Operating Packet Switched Based Local Fixed Network of PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated annually, with a comprehensive evaluation every five years.

Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPI Decree No.169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

Payment Method Using e-Money

Following the implementation of Bank Indonesia Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009.

We operate our e-money business under the brand names “T-cash”. With the issuance of Bank Indonesia Circular Letter No.9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

These permits  do not have set expire date or a period of adjustment as long as we  and Telkomsel continue to conduct our respective businesses  and as long as we do not violate any applicable regulation and as long as policy makers do not amend or revoke such permits.

Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009 and No.12/48/DASP/13, we and Telkomsel may operate as a money transfer services provider.

IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through the MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. In accordance with Regulation 15 year 2014 on Amendment of MCIT Decree  No.11/PER/M.KOMINFO/07/2010 regarding the Implementation Services Internet Protocol Television ("IPTV"), that the IPTV service can be applied nationally.

Construction Services Business License (“IUJK”)

In 2015, we renewed our Level 5 IUJK which permits us to conduct disaster recovery system construction services, which is currently valid until June 2018. Our Level 7 IUJK for the execution of construction services throughout Indonesia expired in June 2015, and we do not intend to renew such permit as they are not in line with our areas of  expertise as a provider of telecommunications services.

Content Provider Services

Currently, we are in the process of applying for the license Content Provider Services, which is expected to be ready in 2016.

Impact of the Regulation Changes towards the Company

The framework for the telecommunications industry is comprised of specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999.

1.       Telecommunications Law

The telecommunications sector is primarily governed by Law No.36 of 1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities” thereby ending our and Indosat’s responsibility for coordinating domestic and international telecommunications services, respectively. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such  regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services.

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks.

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.8/2015  regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services.

-          MoC Decree No.33/2004 regarding Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services.

-          MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development most recently amended by MoCI Regulation No.17/2014  dated June 4, 2014  regarding the seventh amendment of MoC Decree No.KM.4/2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development.

2.       Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics Operations (“DGPIO”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information. Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications, which transfer all substances related to the postal  and telecommunications sectors  to the DGPIO including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”). Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by the Director General of Post and Informatics Operations and comprises of nine members, including six members of the public, and three members selected from Government institutions (DGRE and Director of DGPIO and a  government representative appointed by the Minister of Communication and Information).

3.       Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into following three categories: (i) provision of telecommunication networks, (ii) provision of telecommunication services,  and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services, as last amended by MoCI Regulation No.8/2015 regarding the Fourth Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Service, are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. MoC Decree No.KM.21/2001 categorized  the provision of services into basic telephony services, value-added telephony services, and multimedia services.

4.       Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights to provide domestic  fixed line telephone  and DLD services and Indosat’s  and Satelindo’s duopoly rights to provide basic international telephone  services. Instead, the Government adopted a duopoly policy to create competition between Indosat and us as comprehensive service and network providers.

5.       DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

Pursuant to MoCI Decree No.43/2007, we opened our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008. Since that  date, our customers are able to make DLD calls from Balikpapan by first dialing Indosat’s “011”. As stipulated in MoCI Regulation No.43/2007, we have provided a nation-wide network for three-digit access code for fixed and fixed wireless DLD with “01X” that can be used by Indosat or  other licensed operator starting September 27, 2011. To date, no other licensed operators have submitted a request to us to connect their networks and enable DLD access.

6.       IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. Our December 2005 interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

7.       Cellular

Cellular telephone service is provided in Indonesia on the radio frequency spectrum of 1.8 GHz (DCS technology), 2.1 GHz (UMTS technology) and 900 MHz (GSM and UMTS technology). The MoCI regulates the use and allocation of the radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 900 MHz, 1.8 GHz and 2.1 GHz frequency bands. The allocation of bandwidth in the 2.1 GHz frequency spectrum is regulated by:

-       MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 regarding the Determination of Winner of IMT-2000 Mobile Cellular Operator Selection at 2.1 GHz Radio Frequency Band.

-       MoCI Decree No.268/KEP/M.KOMINFO/9/2009 regarding the Determination of Additional Allocation of Radio Frequency Bandwidth Blocks, Tariffs, and Payment Scheme Radio Frequency Spectrum Right of Usage Fees for IMT-2000 Moble Cellular Operators at 2.1 GHz Radio Frequency Band.

-          MoCI Decree No.191 Year 2013 regarding the Determination of PT Telekomunikasi Selular as Winner in the Selection of Users of Additional Frequency Bandwidth at 2.1 GHz Radio Frequency Band for IMT-2000 Moble Cellular Operators.

The Minister of Communication and Information released his decree regarding the management of the 1,8 GHz radio frequency band on 29 April 2015 through Decree No.19/2015 on 1800 MHz Radio Frequency Bands Regulation for the Management of Cellular Mobile Networks, in which cellular mobile network providers on 1800 MHz radio frequency band must reallocate the use of radio frequency on 1800MHz radio frequency band by November 2015.

8.       Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from  other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon  and fair.

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), mandated a cost-based interconnection tariff scheme for all network and services operators replacing the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula.

MoCI Regulation No.8/2006 requires  operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous  interconnection agreements between us and other network operators which also amended all interconnection agreements signed in December 2006.

On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to Directorate General of Post and Telecommunication (“DGPT”)  Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective  until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This was the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. The results of this  interconnection charges reform  caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our  and Telkomsel’s  RIOs which were approved on June 20, 2012. Up until the publishing of this report, no recalculation of interconnection fees for 2012 had been done as doing so would have been preceded by an evaluation on interconnection charges in 2011.

9.       VoIP

In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, as partly revoked by MoCI Regulation No.11 of 2014, which imposed quality control standards in relation to VoIP services and this became effective three months thereafter, to which we and other operators must adhere to.

10.    IPTV

Several provisions in the MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) regarding the Implementation of Internet Protocol Television (IPTV) Service has been amended by Regulation No.15/2014 regarding the Implementation of Internet Protocol Television (IPTV) Service that became the legal basis for the IPTV licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Referring to MOCI Regulation No.15/2014, the licenses that we needed, among others: (a) local fixed network license, mobile network or fixed closed network license,  (b) operating internet access/ISP license, and (c) broadcasting operation of subscription television broadcasting services institution license.

In the Government Regulation No.52/2005 regarding the Broadcasting Implementation of Broadcasting Subscription Institute ("LPB") mentioned that the broadcasting could be conducted via satellite, cable and terrestrial. Broadcasting via satellite could reach nationwide, while cable and terrestrial have a range of a particular region. LPB licenses of broadcasting via satellite owned by PT Indonusa (Telkomvision) became our legal basis became our legal basis to enforce IPTV services nationally.

11.    Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio frequencies, as stipulated in MoCI Regulation, our satellite operations is also regulated by the Radio Communications Bureau of the International Telecommunications Union.

Furthermore, MoCI Regulation No.37/2006 dated December 6, 2006 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation.

12.    Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights  in relation to, among others, quality of services, tariffs and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

13.    USO

All telecommunications operators, whether network or service providers, are bound by an  USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (as amended by MoCI Regulation

No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) stipulated, among others, detail services that shall be provided in relation to USO regulation, which is providing telephone, SMS and internet access in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Pursuant to Decree No.45 year 2012 of the MoCI which was effective from January 22, 2013. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changes to the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

14.    Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Pursuant to Law No.28/2009 regarding Local Taxes and Local Fees, local governments are permitted to impose fees on the sites that we use for telecommunications towers. The fees may not exceed 2% of the site’s assessed tax value. Currently, there are some 525 local (provincial and regency level) governments through out Indonesia  that may be authorized to impose these fees to increase in the future.

15.    Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination, with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation is issued in the forms of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

The Joint Decree regulates that license for telecommunication tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

16.    Content Provider Service

Content provider service is regulated by the Ministry of Communication and Information through Regulation No.21/2013 on the Management of Content Provider Services on Celullar Mobile Networks and Wireless Local Static Networks with Limited Mobility, as ammended by the Ministry of Communication and Information Regulation No.6/2015 of 6 February 2015.

FUNCTIONAL OVERVIEW

HUMAN CAPITAL

Develop Great Leader, Great People, and Great Culture

Directorate of Human Capital Management (HCM) Telkom has a great responsibility to continue to support the achievement of business objectives of Telkom Group in order to position the Company as one of the largest telecommunications companies in Indonesia. Directorate of HCM supports our business through the implementation of a competency-based human resource development strategy that is applied to manpower planning, the process of selection and recruitment, learning and development, performance management and career development programs, as well as compensation and benefits scheme. To ensure that all employees have the appropriate competence respective field and always maintain good quality in an effort to realize the Company's vision, which is Be The King of Digital, the Company has developed a competency development program that applies to all employees of Telkom Group.

The program in question include a certification program and global talent program. Both of these programs are running in line with efforts to welcome the ASEAN Economic Community (AEC) which starts from the end of 2015.

We believe that human resources are the most important asset of the Company, and therefore we have a strong commitment to developing the potential of our employees. Employee development is done through appropriate training methods to empower and improve their skills and expertise. Our competence development programs include aspects of business and organizations, and includes product knowledge, control and compliance, related to the effectiveness of individual self-development, functional competence, leadership and character development of employees. As such, we are committed to continue to develop the competencies and capabilities of all employees; to always nurture good labor relations with employees; and to create the interactive engagement among employees. In addition, the Company also expects that every employee is fully responsible for their self-development, and is committed to generating superior performance in order to realize a professional corporate culture and global standards.

The Company has developed a Human Capital Master Plan to ensure the best management of Human Capital, in order to support the implementation of corporate business strategy. Preparation of Human Capital Master Plan was developed with reference to the long-term corporate planning and annual plans and business strategies of each company incorporated in the Telkom Group. Preparation of Human Capital Master Plan also refers to an internal analysis and current issues related to Human Capital happens to the world's leading companies.

Related to human resource management, we are committed to run the entire Human Capital program that have been developed to reflect the essence of the program clearly (Get The Essence); must be carried out effectively and efficiently (Effective and Efficient); and using a personal approach or per individual employee (Personalized Approach).

The principles of human resource management is reflected in our Human Capital Master Plan, which is divided into:

-       Strategic initiatives of Human Capital for a period of five years in the future;

-       Key programs as the elaboration of a strategic initiative of Human Capital;

-       Strategic guidelines for each manager of Human Capital in the Telkom Group; and

-       Strategic planning of workforce within the next five years, which contains the annual HR plan in each company Telkom Group, including the projections of the amount of human capital and employee productivity levels to be achieved within the next five years.

Preparation of Human Capital Master Plan of Telkom Group in an integrated manner will also assist the Company in managing human capital as a whole, on target, and ensure the realization of the role of Human Capital as a corporate strategic partner in order to achieve business goals that have been set.

To meet the human resource needs of the business units, we have always relied on the principle of synergy and optimization of internal resources available in Telkom Group. In addition, we strive to offset the number of employees with HR competencies to keep pace with growing business portfolio to focus on Digital TIMES business. We also strive to improve the synergy and efficiency to all subsidiaries of Telkom Group, and continue to infuse the application of the Company's core values that have been set.

Optimalize Resources, Creating Value Added

By 2015 the total number of employees of Telkom Group are 24,785  employees, consisting of 16,097  Telkom employees and 8,688  employees of its subsidiaries. Telkom’s number of employees decreased by 6.8% compared to position at December 31, 2014 amounted to 17,279 employees, in line with the continuation of multi-exit program as part of efforts to revitalize and increase the efficiency of human resources has been running since 2002.

Number of Employee profile
Employee numbers as of December 31,	Telkom	Subsidiaries	Telkom Group
2015	16,097	8,688	24,785
2014	17,279	8,005	25,284
2013	17,881	7,130	25,011

Profile of Telkom Group employees based on the position was changed. In 2015, the number of employees at senior management level amounted to 608  employees, increased from 2014  which to amounted 541  employees. Number of employees in middle management positions amounted to 4,651 employees in 2015, increased from 4,181 employees in 2014. Meanwhile decrease in the number of employees based on position occurs at the level of supervisors amounted 13,017 employees in 2015, of 13,077 employees in 2014  and the number of employees in other positions, decrease to 6,509 employees in 2015 from 7,485 employees in 2014.

Employee profile by position
Position	2015
	Telkom	Subsidiaries	Telkom Group	%
Senior Management	187	421	608	2.5
Middle Management	3,281	1,370	4,651	18.8
Supervisor	9,913	3,104	13,017	52.5
Others	2,716	3,793	6,509	26.3
Total	16,097	8,688	24,785	100

Position	2014
	Telkom	Subsidiaries	Telkom Group	%
Senior Management	151	390	541	2.2
Middle Management	2,939	1,242	4,181	16.5
Supervisor	10,233	2,844	13,077	51.7
Others	3,956	3,529	7,485	29.6
Total	17,279	8,005	25,284	100

In 2015, the composition of our employees by education level was dominated by university graduate amounted to 12,182 employees, while we had 5,248 pre-university employees, 4,855 diploma graduate employees, and 2,500 post-graduate employees.

Employee profile by educational background
Level of Education	2015
	Telkom	Subsidiaries	Telkom Group	%
Post Graduates	1,819	681	2,500	10.1
University Graduates	6,082	6,100	12,182	49.2
Diploma Graduates	3,655	1,200	4,855	19.6
Pre University	4,541	707	5,248	21.2
Total	16,097	8,688	24,785	100.0

Level of Education	2014
	Telkom	Subsidiaries	Telkom Group	%
Post Graduates	1,738	598	2,336	9.2
University Graduates	6,159	5,610	11,769	46.6
Diploma Graduates	4,093	1,091	5,184	20.5
Pre University	5,289	706	5,995	23.7
Total	17,279	8,005	25,284	100.0

Profile of employees by age in 2015 is as follows. Employees over the age of 45 years were amounted to 12,911 employees, while employees under the age of 30 years amounted to 3,126 employees and employees between 31-45 years were amounted to 8,748 employees.

Employee profile by age group
Age Group	2015
	Telkom	Subsidiaries	Telkom Group	%
<30	893	2,233	3,126	12.6
31 - 45	3,386	5,362	8,748	35.3
>45	11,818	1,093	12,911	52.1
Total	16,097	8,688	24,785	100.0

Age Group	2014
	Telkom	Subsidiaries	Telkom Group	%
<30	680	1,963	2,643	10.5
31 - 45	3,784	5,117	8,901	35.2
>45	12,815	925	13,740	54.3
Total	17,279	8,005	25,284	100.0

From the data on the composition of the Telkom Group employees based on gender, in 2015 employee profile was largely dominated by male employees were amounted 19,312 employees compared to female employees were amounted to 5,473 as illustrated by the following table.

Employee profile by gender
Gender Group	2015
	Telkom	Subsidiaries	Telkom Group	%
Male	12,935	6,377	19,312	77.9
Female	3,162	2,311	5,473	22.1
Total	16,097	8,688	24,785	100.0

Gender Group	2014
	Telkom	Subsidiaries	Telkom Group	%
Male	14,091	5,824	19,915	78.8
Female	3,188	2,181	5,369	21.2
Total	17,279	8,005	25,284	100.0

Implement Innovative Programs In The Year Of Culture

Throughout 2015, we created 10 program initiatives with the theme of 'the year of culture'. The main program initiatives focus on the activation of the cultural values within the companies that are part of our long term plan to build the "Great Leader, Great People and Great Culture.

Through Nurturing Culture Activation program, each unit activating the values of the corporate culture in the daily work in a creative and fun way.

We believe that programs for cultural activation is the driving force for all employees to contribute the maximum productivity to the Company while maintaining cultural entropy remains at the optimum point.

10 program initiatives are as follows :

Improve Worklife Balance	Nurturing Program for 4R
Career Committe	Employee Career Development Evaluation Committee
Post Assessment Development	Program Development of the Gap Dimensions Within Individual Assessment
Learning Solution with Aligned Business	Business Solutions Based on Case Studies in the Field Through the Class Method
Culture Activation	Activate Cultural Values in Each Unit within the Company
Employee Volunteer Program	Social Program to Support Employee Social Activity in the Society
Creative & Innovative Communication	Creative Communication for Employee
Early Retraitment Program	Early Retirement Program for Replacing with the New Generation
Dual Career & Simplify Remuneration	Dual Career & Simplify Remuneration
Support business portfolios	Transformation Organization to Support Business Portfolio

Ensuring Talents Acquisition

The strategic objective of our recruitment program is to get the best HR (Find The Best Talent) in the labor market, so that the objective of the Company to undertake the regeneration of Telkom's future leader can be realized; and also to strengthen our excellence in business. Our recruitment program consists of a fresh graduate recruitment process which aims to capture potential future leader who has the qualities and competencies that can meet the global requirements; besides that we also recruit professionals to get expert professionals with deep expertise (deeper skills). Fresh graduate recruitment is done with a composition of 75% through our initiative with visits to leading universities (Talent Scout) and 25% over regular admission. Therefore, in 2015 we held a series of rigorous selection program with the aim to ensure the suitability of candidates to the Company's needs. Recruitment program that is run by Telkom Group has always relied on the optimization of internal human resources. The success of the recruitment process also relies on the synergy between the Company and its subsidiaries whose activities include: the implementation of the career days, the implementation of the campus recruitment, management of database sharing, sharing of infrastructure and facilities, and other forms of synergy based on need.

In 2015, we have recruited 387 new employees.

HR Recruitment	2015	2014	2013	2012	2011
Number (person)	387	224	206	30	53

Early Retirement Program

To create a more effective and competitive business environment, we also have an Early Retirement Program (“ERP”). The program is run in line with the execution of the 2014 to 2018 Human Capital Master Plan which is expected to release 1,548  employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. In 2015, we spent Rp683 billion as compensation for 576 employees who participated in the ERP.

Strengthening Employee Competency Development

Competency Based Human Resources Management (”CBHRM”)

We define human capital competency development strategy as outlined in the Human Capital Master Plan to align with the business strategy of the Company through the division of CSS and Corporate Annual Message ("CAM"). Furthermore, the competency development strategy described in stages through the Learning Blueprint, Development of Curriculum (DACUM), Learning Road Map, and Human Capital Development Plan ("HCD Plan") which is always updated to match the dynamics and needs of the ongoing business.

Telkom Group's competency management concept is based on the organization's core competencies outlined in the Learning Blueprint, which subsequently developed into groups of core competencies aligned with its business strategy and to enhance the ability of individual employees.

Telkom employee competency development efforts focus on:

-     the development of culture, which focuses on the internalization and strengthening the Company's core values as the basis of cultural formation, namely Solid, Speed, Smart called Telkom 3S;

-     development role capability, which is focused on the development of personal qualities required by each chosen / defined role categories; and

-     the development of appropriate capability in line with the work demands.

Following up the process of business transformation focus on TIMES business, strengthening HR competence is also done through learning and education focusing on development and strengthening of competence. We give priority to learning processes that directly relate to business issues and ensure a direct impact on improving the performance of the employees.

In preparing for the competition in 2015, Telkom began preparing for competency development and talent into the digital age company. In addition to hard skills (Telco 1.0) related infrastructure is also required soft skills (Telco 2.0) related to product innovation business (service development, partnerships, software and design, customer experience management, customer data, the financial model), big data related to the use of databases in particular customer data behavior (psychology, statistics, math) and digital (user experience, user interface, design).

HR competence development is done through training and education that focuses on competence change and competence development, both directly and indirectly related to the business strategy and operations. In addition, we also organized various improvement programs and competency training for its employees who are currently managed through the establishment of CorpU. In 2015 Corpu has graduated as many as 187 people for certification. Leadership program has held 9 courses, and has approved as many as 233 people. Regular training has been carried out as many as 928 programs with participants as many as 17,424 people.

Human Capital Investment

To implement training and education program in 2015, the Company spent  Rp393 billion or average of Rp15.9 million per employee. In 2014, we spent Rp195 billion, or average budget per employee of Rp7.7 million.

Here is the amount of training conducted in the last five years

Competence Development	2015	2014	2013	2012	2011
Total training	928	1,191	1,261	774	650

Employee Remuneration

By 2015, the establishment of policies and the provision of benefits to employees of Telkom will adopt more of the philosophy of Total Rewards, as one form of competence and performance-based approach.

From the point of view of employees, the monthly salary of course, is still the main attraction. Even more interesting is the emergence of new factors are considered by the employees, namely certainty in pursuing the career ladder and balance between work and personal life (worklife balance). These new factors are what we're focusing in developing new benefits policy for employees, to increase interest (attraction) and retention (retention) of the recruits of human resources.

Associated with the global crisis still faced by the Company in 2015, the attraction and retention is becoming increasingly important because of the difficult conditions, the best employees (Top Talent) shall be major contributors to the growth of the company. The approach to the management of Top Talent in an integrated manner, the Company has implemented Total Rewards based on Foundational Rewards, Performance Rewards, as well as the Career and Environmental Rewards.

Telkom is committed to providing competitive remuneration package in accordance with laws in force. Periodically, Telkom also carry out benchmarking market prices.

Based on the purpose of the remuneration, remuneration system components Telkom is divided into three (3) main sections called 3P Remuneration System, which are:

•         Pay for Person

The remuneration component which is presented in recognition of individual competencies of each employee in accordance with the required competence profile in the current position and work period. Movement of pay for persons through the adjustment of remuneration is determined based on the results of the competency assessment and adjusted to the comparatio conditions of such remuneration.

•         Pay for Position

The remuneration component given to appreciate the policy, expertise and accountability required for a position. Movement of pay for positions through the adjustment of remuneration is determined by the class position of the employee as well as the characteristics of Duties and Functions of their unit.

•         Pay for Performance

The remuneration component granted to reward employee performance that successfully meet the targets set for the period. The process of setting the remuneration of employees on pay for performance component is done by considering the Individual Performance Value (NKI) and Units Performance Value (NKU).

Based on the type and nature of the components of remuneration, the Telkom Remuneration Structure consists of two (2) main components, namely:

•         Compensation

This component consists of Monthly Salary, Allowance, Leave Allowance and income tax (PPh 21).

•         Benefit

This component consists of Fixed and Variable Benefits. The second sub-component is given in the form of Cash and Non-Cash Benefits.

Relating to employee bonus scheme, the Company will normally be allocated a budget in the current year, but will distribute them in the year following the financial statements audit process is completed and after approval by the General Meeting of Shareholders (GMS). Bonuses are only given when the net income target is achieved.

Remuneration of Employees	2015	2014	2013	2012	2011
Amount paid (Rp billion)	11,874	9,616	9,733	9,786	8,555

Employee Reward

The company realizes the role of employee engagement as a key to guide the company to a higher level and achieve success in running the business; is also a major force to achieve the ultimate goal of the Company. One of the variables that can affect employee engagement is the award made by the company. In order for the main purpose of granting appreciation to be successful, employees must have the view that both financial rewards and non-financial award are valuable, hence effectively producing employees who are productive, engaged, and satisfied, which will ultimately result in the Company's desired performance.

Setting, management, and the granting of Award for Telkom employees must meet the following principles:

•      Align - Award management must align with the Company's performance in giving Awards.

•      Fair, any employee who is entitled to an Award are those with higher contribution than employees who contribute less, if it has met the criteria set.

•      Objective , the nomination and determination of the prospective recipient of the award is done through proper, transparent, and accountable assessment.

Granting Criteria for Internal Reward (Individual Recognition)

No.	Type Of Award	Criteria For Prospective Recipient (Participating In Selection Tests)	Basis For Considerations
1	The Best Leader	Top Talent (Very Hipo & Hipo)	In line with Best People Masterpiece Program (Find Best Talent)
2	The Best Manager	Top Talent (Very Hipo & Hipo)	In line with Best People Masterpiece Program (Find Best Talent)
3	The Best Staff	Top Talent (Very Hipo & Hipo)	In line with Best People Masterpiece Program (Find Best Talent)
4	The Best Innovator	All Employee	The fact is that not all innovators are included in The Top Talent Cluster
5	Religious Award:	All Employee (P3/K3 &Working Period Of More Than 10 Years)

Religious awards are not solely to appreciate achievements but also for the purpose of character development according to The Telkom Way. The stipulation on the working period of 10 years is to give the opportunities to Gen X etc (Gen Y will still have many chances)

A. Hajj
B. Umrah
C. Christian Pilgrimage
D. Tirta Yatra
6	Telkom CSR Award	All Employee	In accordance with The Employee Volunter Program, not all TCSR contributors are included in The Top Talent Cluster
7	Indihome Competition	All Employee (Telkom Group)	In accordance with The Anorganic Program Development Plan (Indihome)

Every year, we provide some form of recognition to increase employee morale in supporting the achievement of business objectives, corporate value, quality service to the customer and employee performance.

IT based HC Services

Human resources services based on information technology ("IT") that we have developed since 2009 continues to be optimized, such as e-Learning, Online Scholarship Registration, Olnline Individual Working Target W("SKI") Online, Online Presence, Warrant Travel Agency (" SPPD "), Online Leave, Online Career, Competency Assessment, Online Distinct Job Manual, Online SPT, Retirement Application, Learning Card, ESOP Share Purchase Application, Application Knowledge Management (KAMPIUN), and Health Information Website.

Since 2015, the HR service has initiated a project called Integrated Human Capital Management System (IHCMS) that begins with the integration of all HR data of Telkom Group, including Subsidiaries and Affiliates in the same system so as to facilitate the management for analysis and reporting.

Ingenium is a Fast Track application development and Online Career, ie applications that enable every employee to make their own career plan in accordance with what they wanted. As a result, this system facilitates management in selecting the most appropriate candidate to fill the position.

We also have implemented a variety of applications such as process of automation, electronic memos, virtual meetings, unified communication, shared files, online surveys, personal workbook and intranet.

In addition, in order to strengthen internal communications, particularly related to HR policies, we provided the website of Human Capital Management, as well as employee helpdesk that can be accessed by employees who want to know the various policies and other information related to the management and development of the Employee Corner in Telkom portal consisting of Employee Aspiration and Vote Aspiration, as well as Employee Helpdesk, Employee Wiki and Employee Reference can be accessed by employees who want to know the various policies and other information related to the management and human resources development.

We also optimize media employee relations and human resources service center to ensure the issues associated with employees can be handled and communicated effectively. We have also set up telephone facilities, personalized service, email and website in order to facilitate communication between employees and HR.

Pension Program

We have three retirement programs namely Defined Benefit Pension Plan ("PPMP") and Defined Contribution Pension Plan ("PPIP")

a.       Defined Benefit Pension Plan (PPMP)

-     PPMP pension calculation for participants is calculated based on years of service, salary level at retirement and is transferable to dependents if the employee dies. Telkom Pension Fund is in charge of managing this program. The main source of the Pension Fund is derived from contributions of employees and the Company. Employee participation in the program is 18% of basic salary (prior to March 2003, the employee contribution rate was 8.4%, while the Company contributes the remainder, being reached Rp182 billion per 31 December 2013, Rpnil as of December 31, 2014 and Rpnil for the fiscal year ended on December 31, 2015.

-     Telkomsel also conducts PPMP for its employees. Through this program, employees are entitled to pension benefits that are calculated based on net base salary or salary last received and the period of service of employees. Telkom manages this program based on an annual insurance contract. Until 2004, the employee contribution to this program is 5% of the salary paid every month, while Telkomsel pay the rest of the defined contribution. Since 2005, the contribution to the program is conducted entirely by Telkomsel. In addition, Telkomsel also provides rewards program for employees with a long period of service in the form of cash or additional leave. This award is given to employees who have worked for a certain period or upon termination of employment.

b.       Defined Contribution Pension Program (PPIP)

-     Telkom holds a defined contribution pension plan for permanent employees who were recruited since 1 July 2002. The PPIP is managed by Pension Fund Financial Institutions ("DPLK"), in which employees can choose among various DPLK which organizes this program. The company's annual contribution to the PPIP is determined based on a certain percentage of the basic salary of the employee participant, which reached Rp6 billion, Rp6 billion and Rp7 billion, respectively for the years ended December 31, 2013, 2014 and 2015.

Expenses for Retirement Program	2015	2014	2013	2012	2011
PPMP (Rp billion)	Nil	Nil	182	186	187
PPIP (Rp billion)	7	6	6	5	5

Health Service Program

Health care for employees and their immediate family and dependents are managed by Yakes. These health services are expected to have an impact on improving the productivity of the company. Every year we organize medical check-ups for employees, which results in health status (stakes).

We have published a policy of healthy living paradigm. Health insurance is also provided to all employees who have retired, including dependent relatives, in two types of funding, namely:

•         Employees who are appointed as an employee prior to November 1, 1995 and have a service life of more than 20 years, are eligible for the guarantee of health services managed by Yakes Telkom;

•         All other permanent employees obtain health services in the form of insurance benefits.

•         Employees of subsidiaries are given medical benefits through health insurance program sponsored by the government, known as BPJK.

The amount of costs that we spend on health insurance program for employees in the last five years is illustrated in the following table

Employee Health Service Expense	2015	2014	2013	2012	2011
Total (Rp billion)	174	153	162	150	121

Industrial Relation Management

Referring to the Presidential Decree No.83 / 1998 on the Ratification of ILO Convention No. 87 of 1948 concerning Freedom of Association and Protection of the Right to Form Organization, Telkom employees has set up "Telkom Employees Union" or "SEKAR". Until December 31, 2015, SEKAR consists of 14,472  employees or 89% of the total number of Telkom employees.

In accordance with Law No.13 / 2003 on Employment and Labour Agreement ("PKB") and the Regulation of the Minister of Manpower and Transmigration No.16 / 2011 on Procedures for the Preparation and Approval of the Company's Regulations and Development and Registration of Collective Labor Agreement, SEKAR owns the right to represent PKB negotiations with the employees in the Company's management.

By 2015, the industrial relations between management and SEKAR has strived to be better than in previous years through a biennial program which is BKP Composition VI 2015-2017. To implement the program more effectively and efficiently, we conducted a series of activities, among others:

a.       Training of PKB Composition

This training aims to equip the members of the negotiating teams of both the Management and of the SEKAR in the preparation of PKB, providing a forum to get to know each other, to provide an understanding deep enough in the early stages and the stages of PKB negotiations, and also that the preparation of PKB can run smoothly, effective and efficient.

b.       Changes of PKB

PKB is structured as a reference the basic rules (parent rules) which contains simple basic things and will not be changed during the validity period. Whereas matters of a technical nature are made separately as its own rules, but is not an integral part of the PKB and at any time can be altered according to the needs of the record does not conflict with the PKB parent.

c.        Bargaining of PKB VI

PKB VI negotiations in 2015-2017 conducted as much as 6 rounds and have resulted in agreement on the remuneration system and a new non-remuneration. One deal was about Restructuring Remuneration which changes monthly salary payment method which was the year the employee receives a salary as much as 21.5 times will be changed to 15 times a year starting in 2016 and beyond; as well as an agreement on the total increase in salary a year (Total Guarantee Cash) in 2016 and 2017 refers to the salary survey, inflation and the ability of the Company. These negotiations is the fastest compared to the negotiations held in previous years. The costs incurred were much less than the costs incurred in previous years, so that the course of negotiations to become more effective and efficient.

d.       Signing the PKB VI

After the agreement between the negotiating teams of each party, and then signing the PKB VI on September 18, 20i15 in Simalem, Medan, North Sumatra by Telkom President Director and Chairman of Sekar Telkom witnessed by the members of the negotiating teams of each party and also the Chairman DPD of Sekar Indonesia. The signing marks the PKB VI collective agreement binding on all parties.

e.        Bipartite Cooperation of Instution

Communication forum that required by the Labor Law between the Company and the union, carried out at least in three months or any time within the period if there are issues need to be solved.

In addition to the above activities, Telkom as Parent Company conducts the fostering of management of industrial relations to subsidiaries by providing troubleshooting guide of industrial relations and help resolve problems that arise and dissemination of Telkom policies related to the management of industrial relations. Here's a list of union employees of Telkom and our subsidiary, Telkomsel:

Industrial Relation Management	2015	2014	2013	2012	2011
Number of Telkom employees (people)	16,097	17,279	17,881	19,185	19,780
Number of SEKAR members (people)	14,472	15,526	16,283	17,931	18,691
Percentage of membership (%)	89.90	89.85	91.06	93.46	94.49
Number of Telkomsel employees (people)	4,660	4,588	4,294	4,550	4,440
Number of SEPAKAT members (people)	3,652	3,723	3,972	3,731	3,730
Percentage of membership (%)	78.37	81.15	92.50	82.00	84.01

Promoting Work-Life Balance

We provide the opportunity for all employees to participate in various extracurricular activities, especially those that can support employee productivity. Employee extracurricular activities include the fields of religion, culture and sports.

In the religious field, extracurricular activities organized among other Telkom Group Christmas, Easter celebration Telkom Group, Ecclesial Choir Song Contest, Book Fair, Qur'an recitation competition, Utsawa Dharma Gita, Sloka and Ballad Reading, Musabaqoh Tilawatil Quran, Pesantren Ramadan, and others.

In the field of culture, the activities undertaken include Art of Gamelan, Kroncong, Bakti Bagi Negeri, Photography (Photo - 135), Toastmaster Club (Public Speaking & Leadership), and others. For the field of sports, activities included are Fishing, Tennis, Basketball, Bicycles, Motorcycles, Table Tennis, Nature Lovers, Zumba, Yoga, Aerobics, Tennis, Running (Runner Telkom) and others.

This extracurricular activity we call 4R comprising of:

“Olah Ruh”

Telkom Group Christmas, Easter celebration Telkom Group, Ecclesial Choir Song Contest, Book Fair, Qur'an recitation competition, Utsawa Dharma Gita, Sloka and Ballad Reading, Musabaqoh Tilawatil Quran, Pesantren Ramadan, and others.

“Olah Rasa”	Art of Gamelan, Kroncong, Bakti Bagi Negeri, Photography (Photo - 135), and others.
“Olah Rasio”	Toastmaster Club (PublicSpeaking & Leadership).
“Olah Raga”	Fishing, Tennis, Basketball, Bicycles, Motorcycles, Table Tennis, Nature Lovers, Zumba, Yoga, Aerobics, Tennis, Running (Runner Telkom) and others.

Olimpiakom Telkom Group 2015

Olimpiakom Telkom Group is a major event for all Telkom Group employees. This event that is planned to be held every three years is a form of work-life integration initiative that combines the elements of spiritual, sense, rational and physical development (Olah Ruh, Olah Rasa, Olah Rasio dan Olah Raga) to foster The Telkom Way values in order to achieve a balance in life and achieve optimal performance. Olimpiakom is also a means to develop the talents and interests of Employees outside of their field of work. The Company realizes that by balancing the professional and personal development of the employees, the Company will create a work culture with full integrity, totality, and enthusiasm.

The 2015 Olimpiakom Telkom Group was held on 4-6 November 2015 with the theme of "Strengthening Smart Working Through Worklife Integration and Strong Culture". The event was attended by participants from Telkom Group with work areas throughout Indonesia. The main event of Olimpiakom 2015 was held in a more festive atmosphere since it also commemorates the 20th anniversary of the IPO (Initial Public Offering) of Telkom in 1995.

Areas conducted in the 2015 Olimpiakom Telkom Group include:

Areas	Branch
Spiritual Development	Spiritual Festival (MTQ, Church Choir, Sloka Reading, Religious Song Contests)
Sense Management	Culture Festival (Most Inspiring Culture Agent, Most Inspiring Role Model, Most Admired Culture Activation Unit)
Art Expression Festival (Group Band Competition, Dangdut, Stand Up Comedy)
Integrity Festival (Integrity Program Internalization Video Contest, Talking About Integrity, Expression On Picture)
Ratio Management	Duta Telkom (male and female Telkom Ambassador)
Frontliner Contest (best supervisor plaza, best CSR plaza, best agent 147 complaint handling)
Sport	Sport Competition (futsal, volleyball, table tennis, tennis, badminton)
Health Paradigm (the value of health)

OLLIE the mascot uses an approach that is in line with the Olimpiakom logo. The concept of solidarity is described by the combination of four colors of Body, Spirit, Sense, and Ratio, shown by the heart and the head, which represent the mind and the heart as the center to establish solidarity. The digital concept is shown by the shape of the eyes and lips, which are bit art (a bit is the smallest digital unit). The expression of smiling lips and piercing eyes depict intelligence and cheerfulness.

INFORMATION TECHNOLOGY

The role of information technology (IT) is very vital for the Company to support the business process, be it front office or back office. As an inseparable part of all organization’s functions, information technology is organized based on the strategic direction that is commonly consolidated in the management of Network and IT Solution.

The management of Telkom’s information technology is based on the vision “To be Telkom Group’s  Strategic Technology  Leader.” This vision illustrates that aside from managing the internal IT, Telkom’s IT covers the IT Group’s strategy and coordinates subsidiaries IT plans to ensure sinergy and harmony.

We believe that IT will play and important role in realizing Telkom’s vision to be the leader in the TIMES leader regionally; IT is used to support the innovative business service transformation through the selection of effective, best-in-class technology, that can be optimally implemented. Through IT, competitive capabilities are developed to create new business opportunities for the company.

Subsequently, the vision is realized through the following missions:

•       to deliver solutions with outstanding value  and exceptional customer experience.

•       to deliver solutions that meet with market demands in a fast time to market and cost efficient manner.

•       to provide an engaging working environment where people are inspired to collaborate and deliver their best work toward a common goal.

These missions set the direction of information technology management through the initiatives to grow and implement digital culture, with the business objective of providing nation-wide converged and secured IT platform as a foundation for the company’s digital business expansion.

IT Operation Model Structure

Telkom Group’s complex information technology management requires good and solid operational governance. Telkom Group’s information technology operation model is directed to be able to provde operational and business supports to the Company in effective and efficient manners, by optimizing the resources owned. The implementation of Telkom Group’s IT is manifested in the forms of Shared Service Operation and Center of Excellence. Below is the IT Operation Model chart:

This IT Operation Model is focused on provision of services to achieve cost efficiency and improvement of productivity, through: subsidiaries for special services, Shared Services Center for general and standard services, and Center of Excellence for the development of new IT capabilities.

To support the company’s strategy, IT develops strateguc capabilities through these initiatives:

IT Operating Model, Agile IT & Security Infrastructure, Next Generation OSS, Seamless Customer Experience, Big Data Analytics, Cloud Services, Mobility Services, Business-to-Business (B2B) dan Application Programmng Interface (API) Factory.

CORPORATE GOVERNANCE

“We are establishing 2015 as the year of the culture to implement the basic principles of Good Corporate Governance (GCG). By making GCG basic principles as the culture in conducting daily operational tasks, we believe that the quality of the GCG best-practice implementation will be maintained and proven. Thus, we can feel the benefit of the GCG best-practice implementation, especially the increase of the company’s value and fulfilment of the stakeholders’ hope.”

THE PURPOSE OF GOOD CORPORATE GOVERNANCE IMPLEMENTATION

Telkom implements the best practice of good corporate governance with some purposes, which include:

•         Maximizing the company’s value and stakeholder’s value.

•         Encouraging professional, transparent, and efficient management of the company.

•         Empowering the functions and improving the independence of the Shareholders, Board of Commissioners, Board of Directors, Committees, and Company Secretary.

•         Paying attention to the responsibility that the company holds to its surrounding society and environment.

•         Increasing the company’s contribution to national economy.

•         Increasing national investment climate.

COMMITMENT

The commitment of the Company in implementing GCG is shown by the release of Board of Directors’ Resolution on the GCG Group Guideline Number 602/2011. This Board of Directors’ Resolution has stated several GCG implementations to ensure that GCG has been implemented with ethics, both for internal or external transactions, and in accordance with the correct and proper practice of good corporate governance.

The abovementioned GCG implementation system includes: business ethics, policy and procedure, risk management, internal control and surveillance, leadership, tasks and responsibilities management, the empowerment of management and employees’ competence, performance evaluation, as well as appreciation and recognition.

The commitment to implement GCG principles in a planned, directed, and measured fashion in every company’s operational level also covers the entire range of management, down to the executive level, so that there is consistency in the GCG best practice implementation.

CONCEPT AND FOUNDATION

As an issuer (public company) that is enlisted in the Indonesian Stock Exchange (Bursa Efek Indonesia/BEI) and the New York Stock Exchange (“NYSE”), the Company not only must obey all applicable law and regulation in Indonesia, the General Guideline of Indonesian Good Corporate Governance published by KNKG and the Guideline of Public Company Governance of published by OJK, it must also obey the Sarbanes Oxley Act (“SOA”) of 2002 and other SEC regulations in implementing GCG.

There are at least two SOA regulations that are relevant with Company affairs. First, SOA Section 404 that states that the management is responsible for Internal Control Over Financial Reporting (“ICOFR”), to ensure the reliability of financial reporting and the preparation in publishing the financial report. Second, SOA Section 302 that requires the company to be responsible for the formulation, maintenance, and effectiveness evaluation of the procedure to ensure that information in the report is consistent with the US Stock Exchange Law.

The Company and the entire business group always attempt to improve the implementation of GCG so that it is consistent with the business demand and the advanced industrial changes. The strengthening of Telkom Group GCG is built and developed to create an ethical (GCG as ethics) and dignified business practice, as well as to show that the Company has been managed in an accountable, transparent, and responsible manner, so that it could grow the sense of security and confidence of the investors and potential investors to continue supporting the company’s development.

In implementing the best-practice good corporate governance, we always try not only to be able to well-manage risks, but also to make the Company able to respond to every changes that happened and to make use of that changes into something that can build the capacity and increase the value of the company in order to support the accomplishment of its goals and the long-term sustainability of the Company.

FRAMEWORK AND ROADMAP OF THE STRENGTHENING OF GCG IMPLEMENTATION PRACTICE

Telkom builds GCG framework and roadmap to ensure that GCG implementation is formulated based on mutual understanding between the management and the entire elements of the company, and internalized based on 4 (four) main pillars, which include:

1.                   Business ethics application that comprises of the Company’s cultural values, which are being communicated to the employees and of which the employees’ understanding is being surveyed every year.

2.                   The management of effective policy and operational procedure that is consistent with the business demand, as the guidance for the Company’s management and the guideline for the employees’ work.

3.                   The implementation of comprehensive risk management based on COSO Enterprises Risk Management; and

4.                   Internal surveillance and the implementation of internal control based on COSO Internal Control, in particular internal control over financial reporting.

To achieve that, Telkom has formulated GCG Telkom Framework to guarantee the sustainability of the company:

GCG Telkom Framework Chart

Telkom continues to refine and improve the quality of GCG implementation, by implementing new initiatives to integrate the management of Good Corporate Governance Risk and Compliance (GRC) comprehensively through the management of business performance, GCG, risk management, legal compliance, and social responsibility that mutually support one another for the realization of the Company’s growth and business continuity.

Telkom believes that GCG is not an obstacle, but in the contrary, it is the pillar of sustainable performance growth. The quality of our GCG implementation has been well recognized by external assessor and investors’ perception. Therefore, we continue the efforts to improve GCG policy and supporting-system infrastructure through novel initiatives to strengthen the quality of good corporate governance practice implementation that we classified into Three Main Pillars, which consist of:

1.       The Strengthening of Good Corporate Governance Structure

Building good corporate governance initiative to strengthen the effectiveness of communication and relationships between the organs of the Company. This is done to avoid the potential agency problem and to achieve effective chemistry among elements in the Company organization by paying attention to the check and balances. The Strengthening of Good Corporate Governance Structure is characterized by the speed and accuracy of decision making through: evaluation and the strengthening of BoD/BoC/Audit Charter; committee empowerment; the implementation of “six eyes principles” to guarantee the accountability of business initiative; Notarial Deeds; etc.

2.       The Strengthening of Good Corporate Governance Process

Building good corporate governance initiative to strengthen effective and efficient good corporate governance. It is done by: implementing Enterprise Risk Management; implementing integrity pact in the scope of the business group; strengthening IT governance; and remedying internal control to guarantee the reliability of financial reporting in the strengthening of the leadership system; etc.

3.       The Strengthening of Culture

Embedding noble virtue through the implementation of Company culture and business ethics as a modality for practicing a dignified business ethics and having employees with integrity and commendable moral through: the implementation of segregation of duties (“SOD”) in the business process, the leadership role modelling, the conduct of business ethics and practice that uphold prudential principle, the strengthening of the Company’s values, and others.

The Organization Sustainability Chart

ROAD MAP AND STRENGTHENING OF CORPORATE GOVERNANCE

Roadmap of the Implementation and Strengthening of GCG 2010-2016

PERIOD	ACTIVITY
2010

•    The strengthening of good corporate governance organ through the notarial powers policy and the strengthening of the Company’s Culture “The Telkom Way”.

•    The strengthening of the good corporate governance process through risk-management as an inherent culture.

2011

•    The strengthening of good corporate governance organ through the initiative to build Telkom Group GCG by stipulating The Telkom Group GCG Guideline as regulated in Company policy Number PD.602/2011.

•    The strengthening of good corporate governance process to ensure that the risk management and conformity run effective in the Company.

2012

•    The strengthening of good corporate governance organ through the empowerment of Telkom Group GCG, the design of GCG implementation checklist and GCG self-assessment guidance for subsidiary entity, and the appointment of the Board of Directors of subsidiary entity as members of the executive board of Telkom Group and as Vice President of Telkom according to their tasks and responsibilities as The Group Head of Telkom Group as regulated in the Company’s Office Organization Policy Number PD.202/2012.

•    The strengthening of good corporate governance process to ensure that the business process is inline with the business and organizational transformation.

2013

•    The strengthening of good corporate governance organ through the development and implementation of GCG that involve the business group through the formulation of Board of Executive to frame the capacity of the company in executing strategic steps in portfolio management that is supported by a parenting mechanism that is in accordance with the demand of the business ecosystem.

•    Continue the strengthening of good corporate governance process to ensure that the business process is in line with the business transformation and the “New Telkom” organizational transformation in accordance with the Telkom Group Company Office Organization Policy Number 202.11/2013.

2014

•    The strengthening of good corporate governance organ through GCG to implement an organizational characteristic that encompasses subsidiary entities through the implementation of Board of Executive mechanisms and the improvement of its implementation.

•    The strengthening of good corporate governance process through a disciplined implementation of ISO-based process of the new organization “New Telkom”.

•    The implementation of COSO 2013 Framework as the basis in implementing the Internal Control and Integrated Audit.

2015

•    The improvement of business ethics politic that involves Telkom Group.

•    The declaration of The Year of Culture.

•    The strengthening of good corporate governance organ through the implementation of GCG assessment of the subsidiary entity.

•    The strengthening of good corporate governance process to ensure the ISO certification/surveillance.

2016	• The implementation of “GCG Role Model”.

THE IMPLEMENTATION OF BASIC GCG PRINCIPLES

Within the 20-year timeline as a public company listed in the Indonesian stock exchange, Telkom has implemented all GCG basic principles, as explained below :

•         Transparency Principle – Telkom and its Subsidiary are managed with openness in conducting decision-making process and providing real and relevant information about the company.

We implement the Transparency Principle by providing adequate, accurate, and punctual information to all parties that have interest in the company. We publish financial information, through the Financial Statements periodically and regularly, Annual Report and other material information, and provide the means for investors to access important information of the company with ease. The access of information that we provide is in the form of: corporate websites, print media and press releases, one on one meetings with investors, public expose and press gathering.

•         Accountability Principle – Telkom and its subsidiary are managed with a clarity on the function, the implementation, and the responsibility of the shareholders, the Board of Commissioners, the Board of Directors, Committees, and Secretaries of the company for an effective management of the company.

We implement the Accountability Principle by ensuring the availability of Board Manual and Charters needed by each of the main organ of the company, to create check and balances mechanism of the authorities and roles in managing the company. We equip the management structure with certain functions, such as: having an effective Independent Commissioner and Internal Audit. Aside from that, we implement KPI criteria and a clear operational target.

•         Responsibility Principle – Telkom and its subsidiary are managed by complying with the applicable rules and regulations, and by implementing healthy corporate principles.

We implement the Responsibility Principle by ensuring that Telkom always complies with all applicable rules and regulations, including: law/regulation on taxation, healthy competition, industrial relations, workplace safety and health, salary standardization,  and other relevant regulations. We even have VP of Legal and Compliance function that structurally has the duty to ensure the compliance of all these rules and regulations.

•         Independence Principles – Telkom and its subsidiary are professionally managed without the clash of interests and the influence of any party that is not in compliance with the applicable regulations and the principles of healthy corporation.

We implement the Independence Principle by firmly stating the regulations/authorities of the corporate’s decision-making in the Board charter and Articles of Association. Aside from that, we implement several additional policies in the Good Corporate Governance Guidance, such as: Policy of Transaction with Clash of Interest, Prohibition of political Party Donation, Prohibition of Affiliation Relations, Prohibition of Gift and Donation Offering and Acceptance, Implementation of E-Procurement in the procurement process, and other similar policies.

•         Fairness Principle (Equality and Equity) – Telkom and its subsidiary are managed with fairness and equality in fulfilling the rights of the stakeholders that arise from the applicable agreement and applicable regulations.

We implement the Fairness Principle in every operational aspect that includes: the respect to the rights of minority shareholders, the prohibition of insider trading, the implementation of Performance Management based on Balanced Scorecard, gender aspects, the enforcement of open-bidding in procurement, and the implementation of e-procurement.

THE IMPLEMENTATION OF MANAGEMENT PRINCIPLES IN ACCORDANCE WITH THE GCG-OJK GUIDANCE

As one public company that has registered its stocks at the Indonesian Stock Exchange since 20 years ago, Telkom has also implemented 8 company management principles in accordance with the Guidance of Public Company Good Corporate Governance from OJK, as mentioned below.

•         Principle 1 – Increasing the Performance Value of General Meeting of Shareholders (GMS)

Telkom recognizes that the shareholders, majority or minority, have the rights to participate in the company’s management through the decision-making in GMS. Therefore, in improving the value of the implementation of GMS, we always adhere to all regulations that regulate the procedures of GMS implementation, and ensure that:

o    Voting in the decision-making has been conducted by considering the minority shareholders, in a close and independent manner.

o    The entire member of the Board of Directors and the Board of Commissioners of Telkom always attend the GMS.

o    We always provide the summary of GMS on Telkom website in the last year.

•         Principle 2 – Improving the Quality of Communication with the Shareholders or Investors.

Telkom always tries to improve the role and participation of the shareholders or investors through effective and continuous communication to know the hopes and views of the shareholders or investor, and to receive suggestions and inputs for the interests and the good of the business. We conduct these efforts through:

o    The implementation of clear communication policy with the shareholders of investors.

o    The explanation of policies, procedures, and means of communication on the Company’s website.

•         Principle 3 – Strengthening the Membership and Composition of the Board of Commissioners.

Acknowledging the vast operational area that covers the entire Archipelago with diverse challenges and risk potentials, Telkom sought to have an ideal composition of the Board of Commissioners and Directors that is capable of addressing and mitigating these whole risks into opportunities of company development. We achieve this effort by:

o    Assigning the number of Board of Commissioners members by considering the business situation.

o    Determining the composition of the Board of Commissioners members by observing the diversity of skills, knowledge and experience according to needs.

•         Principle 4 – Improving the Quality of Implementation of the Board of Commissioners’ Tasks and Responsibilities.

The Board of Commissioners of Telkom always performs their tasks with good faith, full responsibility, and prudence for the long-term interest of the Company. Therefore, in order that the surveillance and advisory tasks run well, Telkom ensures:

o    To have resignation policy for the members of the Board of Commissioners who have been indicated/involved in financial crimes.

o    Through the Committee of Nomination and Remuneration, Telkom has and implement the succession policy of the Board of Directors members.

•         Principle 5 – Strengthening the Membership and Composition of the Board of Directors.

Telkom establish an ideal Board of Directors composition that is able to perform the organization of the company in an open, professional, effective, and efficient manner to build the confidence of the stakeholders. For that purpose, Telkom ensures that:

o    The decision on the number of the Board of Directors members has considered the business situation and the effectiveness of the decision-making.

o    The decision on the composition of the Board of Directors members has been conducted by observing the diversity of skills, knowledge, and experience according to needs.

o    The decision related to the Board of Directors members, who are in charge of the accounting or financing, is made by considering their skills and/or knowledge in accounting.

•         Principle 6 – Improving the Quality of Implementation of the Tasks and Responsibilities of The Board of Directors.

In order that the Board of Directors can do their tasks well, efficiently, and effectively, and in compliance with the regulations, solely for the interests of the Company, Telkom is implementing a policy of distribution of tasks and authorities among the Board of Directors. Aside from that, to ensure the quality of the company management, Telkom ensures that:

o    The Board of Directors of Telkom has and conducts a self-assessment policy to evaluate and improve their performance.

o    Self-assessment policy and its parameter is revealed in Annual Reporting.

o    It has the policy and mechanism of resignation for the members of the Board of Directors who have been indicated/involved in financial crimes.

•         Principle 7 – Improving the Good Corporate Governance Aspect through the Participation of Stakeholders

To ensure that the implementation of the Good Corporate Governance has covered the entire important aspects and been able to stimulate cooperation with the entire stakeholders, Telkom has ensured that:

o    The Company has a policy of early detection and prevention of insider trading.

o    The Company has a policy of anti-corruption and anti-fraud.

o    The Company has and implements a policy of selection and competition of the vendors.

o    It has and implements a policy of violation reporting system.

o    It always fulfils the creditors’ rights.

o    It has and carries out a policy of long-term incentive for its Board of Directors and employees.

•         Principle 8 – Improving the Implementation of Open Information.

Telkom implements open information policy that is conducted with the support of updated information technology to guarantee the accuracy and punctuality. To ensure that the whole important information of the company is known by its stakeholders, Telkom implements:

o    Wide use of information technology.

o    A disclosure policy for the full benefit of the shareholders with over 5% of percentage or the group of leading shareholders.

GOOD CORPORATE GOVERNANCE PUBLIC AWARENESS CAMPAIGN

To ensure the understanding of the entire corps, the Company always conducts public awareness campaign of the good corporate governance that is attached to the entire cohort. Some activities to actualize it include:

a.             The implementation of e-learning and assessment of business ethics that is conducted online and participated by all Telkom Group staffs, with subject matters that include GCG, Business Ethics, Culture, SOA, Fraud Management, and Gratification Control.

b.             Spiritual Capital Management

As an effort to improve a clean culture, honesty spirit in working, and transparency in the company, Telkom management has implemented Spiritual Capital Management (SCM) to all employees and officials of Telkom Group, hence every working activity is based on the “ihsan” principle as a manifestation of the belief “working as part of worship”.

c.              Gratification Control

To show Telkom’s seriousness to its commitment towards gratification control, all Board of Directors are singing an Integrity Pact as a form of good corporate governance. This signing is a proof of Telkom’s seriousness to its commitment towards gratification control. The company and its employees must report any gratification with a tendency of bribery at the latest 30 days since accepting the gratification.

d.             Internal Control

The implementation of Internal Control, as the prerequisite of SOX compliance, has strict requirements to guarantee and support the good corporate governance. The purpose of SOX is certainly in tune with the implementation of GCG and ethics, which is:

(1)        Improving the effectiveness and efficiency of the company’s management

(2)        Improving the quality of the company’s financial reporting

(3)        Ensuring the obedience to the law and or other regulations that must be fulfilled by the company

(4)        Developing investors’ confidence level and in the long term can guarantee the sustainability of the company.

RATING AND ASSESSMENT OF CORPORATE GOVERNANCE

To receive feedback for the improvement of GCG best practice implementation performance, Telkom examines the results of periodic reviews conducted by a competent independent external assessor. During the reporting period, assessment is conducted by IICD  (The Indonesian Institutes for Corporate Directorship), in collaboration with the Indonesian Financial Services Authority OJK.

Assessment by IICD

IICD is a non-profit organization that was established by 10 reputable universities and business school and is a reputable provider of advocacy, training and research service in the field of corporate governance (CG) in Indonesia.

IICD in collaboration with the Indonesian Financial Services Authority OJK, is conducting assessment of the implementation of CG of public company (issuer). The assessment is conducted to 100 issuers with the most capital as registered in the Indonesian Stock Exchange for the financial year 2014. The result is that as much as 50 issuers are considered as having the highest CG score according to the ASEAN CG Scorecard methodology.

Out of these 50 issuers considered as having the highest CG score, OJK and IICD then choose 24 winning issuers from 10 categories. Telkom received an award in the category of “The Best State Owned Enterprise”.

CORPORATE GOVERNANCE AWARDS

Various efforts to improve the quality of implementation are conducted, which make Telkom received a number of awards in the field of Good Corporate Governance in 2015 that is showing that the implementation of good corporate governance has been leading up to Good Corporate Governance Excellence.

The Awards received include:

•         Best Listed Companies Award - Top Performing Listing Companies 2015 from Investor Magazine

•         Forbes Global 2000 Companies – Rank 783 from Forbes Magazine

•         Indonesia Good Corporate Governance Award – Very Good Predicate for Companies in Infrastructure, Utilities, and Transportation Sector from Economic Review.

•         Annual Report Award - 3rd winner of Non-Financial State-Owned Enterprise Listed by OJK, BEI and KNKG

•         IICD Award - The Best State-Owned Enterprise from Indonesian Institute for Corporate Directorship

•         Indonesian Sustainability Reporting Award 2015 from National Center for Sustainability Reporting (NCSR)

THE STRUCTURE AND MECHANISM OF GOOD CORPORATE GOVERNANCE

The structure and mechanism of Good Corporate Governance in Telkom environment is shown in this chart.

Telkom’s management is conducted according to the two-tier board structure mechanism. As shown in the chart, the highest institution in the company is the General Meeting of Shareholders (GMS) forum, while the company’s management is the responsibility of the Board of Commissioners and Directors. The Board of Commissioners has the task and responsibility to conduct surveillance on daily operational activities that become the responsibility of the Board of Directors.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders(“GMS”), either Annual GMS (“AGMS”) or Extraordinary GMS (“EGMS”), is the highest institution in the good corporate governance, and also the main forum for the shareholders to use their rights and authorities in the company’s management.

EGMS can be held based on needs. In implementing its authority, GMS must pay attention to the interest of the Company’s development and wellbeing, the interests of the stakeholders and the rights of the Company.

TELKOM’S SHAREHOLDERS

We classify Telkom’s shareholders in 2 (two) types, one share of Dwiwarna A Series (as the controlling shareholder) and 100,799,996,400 shares of B Series. To get more details of our shareholders composition diagram, see Telkom Indonesia General Information – Stock Information – Shareholders Composition.

THE RIGHTS & RESPONSIBILITIES OF THE SHAREHOLDERS IN THE GENERAL MEETING OF SHAREHOLDERS

In AGMS and EGMS, shareholders have the right to receive equal treatment and position, especially in voicing their opinion and contributing to the important and strategic decision-making process related to:

1.             The appointment and dismissal of the Board of Commissioners and Board of Directors of Telkom,

2.             The decision of the remuneration and allowance for the Board of Commissioners and Board of Directors of Telkom,

3.             The assessment of the Company’s performance in the reporting year,

4.             The decision and agreement to the use of the Company’s profits including the amount of dividend,

5.             The amendment of the Articles of Association, and

6.             All corporate action that need the decision of the GMS as stipulated in the Articles of Association of the Company.

Annual GMS also has the authority to authorize Financial Report and Company’s Annual Report.

The Government of the Republic of Indonesia as the controlling shareholder with its ownership of Dwiwarna A series shares must take notice of its responsibilities while using its rights to influence the decision of the company’s management, either when using its voting right or in other matters. The Government has special rights that can be used to give approval of merger plan, acquisition, divestment, or liquidation through AGMS and EGMS.

GENERAL RULES AND PROCEDURES FOR HOLDING AGMS

General rule for holding a GMS refers to the regulation of the Indonesian Financial Services Authority (OJK) Number 321 POJK.04/2014 on Planning and Holding a General Meeting of Shareholders of Public Company, regulation of Capital Market and Financial Institutions Supervisory Board (BAPEPAM-LK) Number IX.J.1, annex Decision of the Head of Capital Market and Financial Institutions Supervisory Board Number KEP-179/BU2008 of May 14, 2008 on the Company’s Articles of Association Principles that exercise public offering on equity-stock and Public Company.

The mechanism of use of votes by the shareholders in AGMS and EGMS has been arranged in such a way that the shareholders can use their vote directly or through their representative.

Annual GMS is held at the latest six months after the end of financial year. In the Annual GMS, Board of Commissioners and members of Board of Directors presenting the following:

1.       Annual Reporting Book.

2.       Recommendation on the use of net profit so long as the Company is recording net profit.

3.       Recommendation on Public Accounting Firm (KAP) to perform audit on Company financial reporting for the current financial year, based on suggestion from the Board of Commissioners or by delegating the authority to appoint KAP  to the Board of Commissioners.

4.       Other matters that require approval from the shareholders in the General Meeting of Shareholders for the interest of the Company with no prejudice against the Articles of Association.

Generally, the stages of convening a GMS are as follows:

Activities	Time
Letter of notification to Indonesian Financial Services Authority	H-44
Notification Announcement of GMS	H-37
Deadline to submit proposal of GMS agenda by 5% shareholders	H-29
Delivery of meeting’s materials and proxy to BNY Mellon	H-24
Recording Date of those who have the right to attend GMS	H-23
Invitation Announcement of GMS	H-22
GMS	H
Notification Announcement of the results of GMS	H+2

-    Company  must make an announcement/notification on the plan to hold GMS within 14 days prior to circulating the invitation/calling.

-    Company  invite/call shareholders by registered mail or by putting an advert in printed media that is published at least 21 days prior to the convening of GMS, outside of the invitation date and the meeting date.

-    Company  must guarantee the coherence of information with the plan or implementation of GMS, and with the OJK regulation Number 32/POJK.04/2014, in which the Company  must give details of such plan to OJK at least seven days prior to circulating invitation.

-    After the convening of GMS, Company  must report the results of GMS to OJK at least in two working days and announce that results on at least one nationally-circulated daily newspaper in Bahasa Indonesia.

-    All shares released have one vote unless otherwise stated by the Company’s Articles of Association.

GMS IMPLEMENTATION

In 2015, Telkom convened 1 (one) Annual GMS onApril 17, 2015. The convening procedures of that AGMS are in accordance with Article 14 paragraph 1 of the Company’s Articles of Association, which is:

•         Notification (Announcement) of the Meeting was published on March 11, 2015 on The Jakarta Post, Bisnis Indonesia, and Investor Daily.

•         The invitation of the meeting was done on March 26,  2015 on the same daily.

•         The agenda of the meeting was also informed on those notification and invitation advertisements and on the registered mail that was sent.

•         The rules of attendance and procedures of decision making was also informed on those notification and invitation advertisements and on the registered mail that was sent.

•         The meeting was participated by all Company’s  Board of Directors and 6 (six) out of 7 (seven) members of the Board of Commissioners, in which Mr. Hadiyanto (Commissioner) was absent, and that the shareholder of Dwiwarna A series shares and the shareholders of B series in total representing 80,889,851,641 shares or 82.39% of the total of shares with voting right that have been released by the Company  until the day of the Meeting with the amount of 98,175,853,600 shares (these do not include the shares that have been repurchased).

•         The Annual GMS was also attended by Public Accounting Firm (KAP), Notary, Legal Councel and other invitations by the Board of Directors.

•         That the Resolution of Annual GMS for the 2014 Financial Year has been submitted to OJK and other Capital Market Institutions and published on April 19,  2015 on Bisnis Indonesia and Investor Daily in Bahasa Indonesia and on Jakarta Post in English, and has also been published on Telkom’s website (www.telkom.co.id) in two languages.

The agenda of the AGMS was:

1.       Approval on Annual Company  Report for the 2014 Financial Year, including the Report of Supervisory Task of the Board of Commissioners.

2.       Adoption of Company  Financial Report and Annual Report of Partnership Program and Environmental Development for the 2014 Financial Year, and the Release from Responsibilities for the Board of Directors and Board of Commissioners.

3.       Decision on the Use of Company’s  Net Profit for the 2014 Financial Year.

4.       Decision on Remuneration for the members of the Board of Directors and the Board of Commissioners for the 2015 Financial Year.

5.       Appointment of Public Accounting Firm to audit Company Financial Report for the 2015 Financial Year, including the Audit of Internal Control over Financial Report and the Appointment of Public Accounting Firm that will audit the Financial Report of Partnership Program and Environmental Development for the 2015 Financial Year.

6.       Amendment to the Articles of Association of the Company.

7.       Transfer of authority to the Board of Commissioners on the Use/Transfer of Treasury Stock as a result of the Buyback III and IV Share.

8.       Modification to the Company’s  Management Structure.

The results of the AGMS, the Results of Voting (from the attendance’s list) and the Follow Up to the Resolution of AGMS are as follows:

Agenda	Resolution of AGMS dated April 17, 2015	Voting Result	Follow Up
1

•         Approving the Company’s  Annual Report, in which its points have been conveyed in the Meeting of the Board of Directors on the situation and the course of the Company  for the 2014 Financial Year, including the Report of the Implementation of the Company’s Board of Commissioners Supervisory Tasks for the 2014 Financial Year.

		Yes: 80,652,633,968 shares (99.71%) No: 13,050,100 shares (0.016%) Abstain: 224,167,573 shares (0.277%)	Directly Applicable
2

•         Ratifying Company’s  Consolidated Financial Report for the 2014 Financial Year that has been audited by Purwantono, Suherman & Surja Public Accounting Firm (a member firm of Ernst &  Young Global Limited) according to its report Number RPC- 6824/PSS/2015 of 27 February 2015 with the opinion “the consolidated financial report presents normality, in all material items, according to the Standard of Financial Accounting in Indonesia;

•         Ratifying the Financial Report of Partnership and Environmental Development Program for the 2014 Financial Year, that has been audited by Purwantono, Suherman & Surja PAF (a member firm of Ernst &  Young Global Limited) according to its report Number RPC-6644/PSS/2015 of 11 February 2015 with the opinion "the Financial Report presents normality, in all material items, according to the Standard of Accounting Entity without Public Accountability ";

•         Giving full release and discharge from any responsibilities (volledig acquit et de charge) to all members of the Board of Directors who served in 2014 on the action of managing the Company  and to all members of the Board of Commissioners who served in 2014 on the action of supervisory of the Company  and supervisory of Partnership and Environmental Development Program that have been conducted in the 2014 Financial Year, so long as the action is reflected in the Annual Report and Financial Report of the Company  for the 2014 Financial Year and the Annual Report of Partnership and Environmental Development Program for the 2014 Financial Year, and is not against the laws and regulations.

		Yes: 80,628,943,861 shares (99.68%) No: 13,136,900 shares (0.016%) Abstain: 247,770,880 shares (0.306%)	Decision Directly Applicable
3

•         Approving the decision to use the Company  net profit for the 2014 financial year with the total of Rp14.638.101.099.000,-, as follows:

o Dividend with the amount of 50% or Rp7.319.009.885.880, worth Rp74,55 per share.

o Special dividend with the amount of 10% of net profit or in total of Rp1.463.801.977.176,- or worth Rp14,91 per share.

o The rest with the amount of 40% or Rp5.855.289.235.944,- is allocated as a reserve that will be used to develop business.

•         Giving power to the Board of Directors to further arrange the procedures of dividend sharing.

		Yes: 80,388,375,840 shares (99.38%) No: 334,101,328 shares (0.413%) Abstain: 167,374,473 shares (0.207%)	Dividend shares are given on May 21, 2015 Decision on reserve is directly applicable.
4

•         Transferring the authority and power to the Board of Commissioners after receiving approval from the holders of Dwiwarna A series shares to decide amount of tantiem  given to the members of the Board of Directors and the Board of Commissioners for the 2014 financial year, and salary, honorarium, allowance, facilities, and other income for the Board of Directors and the Board of Commissioners for the 2015 financial year.

		Yes: 78,601,267,366 shares (99.17%) No: 1,982,610,895 shares (2.451%) Abstain: 305,973,380 shares (0.378%)	Has been followed up

Agenda	Resolution of AGMS dated 17 April 2015	Voting Result	Follow Up
5

•         Approving the appointment of Purwantono, Suherman & Surja PAF (a member firm of Ernst & Young Global Limited) that will do the Integrated Audit for the 2015 Financial Year that covers the audit of Company  consolidated Financial Report and the Audit of Internal Control Over Financial Report for the 2015 Financial Year and will examine the Financial Report of Partnership and Environmental Development Program for the 2015 Financial Year.

•         Re-appointing Purwantono, Suherman & Surja Public Accounting Firm (a member firm of Ernst & Young Global Limited) to audit the use of Partnership and Environmental Development Program Budget for the 2015 Financial Year.

•         Delegating the authority to the Board of Commissioners to:

o Decide the addition of KAP’s scope of work according to the needs.

o Decide the amount of payment of the audit service and other normal requirements.

•         Delegating authority to the Board of Commissioners to appoint Substitute Public Accounting Firm and decide the condition and requirements of the appointment, if the appointed Public Accounting Firm is unable to perform or continue its task for any reason, including the failure to reach consensus on the amount of payment of the audit service.

		Yes: 77,775,703,194 shares (96.15%) No: 2,827,121,823 shares (3.495%) Abstain: 287,026,624 shares (0.355%)	PAF’s approval is directly applicable. Has been implemented Has been implemented Has been implemented
6

•         Approving the amendments to some rules in the Articles of Association of the Company  in order to adjust with:

o Regulations of the Indonesian Financial Services Authority Number: 32/POJK.04/2014

o Regulations of the Indonesian Financial Services Authority Number: 33/POJK.04/2014

o Regulation of the Minister of State Owned Enterprises Number PER-02/MBUl02/2015

o Regulation of the Minister of State Owned Enterprises Number PER-03/MBU/02/2015 on the requirements, procedures of assignment, and dismissal of the members of Directors of the State Owned Enterprises

o Circular letter of the Minister of State Owned Enterprises Number 3/MBU/2010

o Additional main and supporting business activities of the Company

o Additional special right of Dwiwarna A Series Shareholders. Honorable dismissal since the conclusion of the Meeting:

o Amendment to the regulation on the limitation of the authority of the Board of Directors related to the action of the Board of Directors that requires the approval of the Board of Commissioners

•         Approving the delegation of power to the Board of Directors of Company  with a substitute right to re-announce the decision of the Meeting related to the amendment of the Articles of Association of that Company.

		Yes: 78,402,944,954 shares (96.93%) No: 2,099,371,470 shares (2.595%) Abstain: 387,535,217 shares (0.479%)	Decision is directly applicable Has been applied
7

•         Approving the delegation of authority and power to the Board of Commissioners after receiving approval from Dwiwarna A Series Shareholders on the use/diversion of Treasury Stock as a result of share buyback III dan IV.

		Yes: 80,463,150,168 shares (99.47%) No: 46,415,200 shares (0.057%) Abstain: 380,286,273 shares (0.470%)	Has been applied

Agenda	Resolution of AGMS dated 17 April 2015	Voting Result	Follow Up
8

•         Honorably dismiss from their office:

o Mr. JOHNNY SWANDI SJAM as an Independent Commissioner

o Mr. IMAM APRIYANTO PUTRO as a Commissioner

o Mr. VIRANO G NASUTION as an Independent Commissioner

In effect since the conclusion of the Meeting.

•         Appointing these names:

o Mr. RINALDI FIRMANSYAH as an Independent Commissioner;

o Mrs. PAMIYATI PAMELA JOHANNA WALUYO as an Independent Commissioner

o Mr. MARGIYONO DARSASUMARJA as a Commissioner;

with the term of office starts at the conclusion of the Meeting and ends at the conclusion of the Company’s fifth Annual GMS without diminishing the right of GMS to dismiss at any time.

•         If the appointed members of the Board of Commissioners are still in office for other position, while it is prohibited by relevant regulations, then the respective Commissioners must resign from their position.

•         With the dismissal and appointment, then the structure of the members of the Board of Commissioners are as follows:

o President Commissione : Mrs. HENDRI SAPARINI

o Commissioner : Mr. HADIYANTO

o Commissioner : Mr. DOLFIE OTHNIEL FREDRIC PALIT

o Commissioner : Mr. MARGIYONO DARSASUMARJA

o Independent Commissioner : Mr. PARIKESIT SUPRAPTO

o Independent Commissioner : Mr. RINALDI FIRMANSYAH

o Independent Commissioner : Mrs. PAMIYATI PAMELA JOHANNA WALUYO

		Yes: 55,717,503,768 shares (68.88%) No: 23,283,682,400 shares (28.78%) Abstain: 1,888,665,473 shares (2.335%)	Directly applicable

Note: Abstain votes are considered as being an approval

All of the above AGMS resolutions are in line with the assigned agenda and stated in the invitation for AGMS.

WORKING RELATIONSHIP MANAGEMENT BETWEEN THE BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

Telkom has a set of rules that form the basis of working relationship governance between the Board of Commissioners and the Board of Directors. The rules are outlined in the Board of Commissioners’ Resolution No. 09/KEP/DK/2015 on Standard Operating Procedures (SOP) pertaining to the Board of Commisioners and Board of Directors Approval Process and Resolution No. 02/KEP/DK/2013 regarding Certain Board of Directors Actions that Require the Written Approval of the Board of Commissioners, as well as Resolution No.04/KEP/DK/2014 regarding the Amendment to Board of Commissioners’ Resolution No.02/KEP/DK/2013 regarding Certain Board of Directors Actions that Require the Written Approval of the Board of Commissioners.

DISTRIBUTION OF AUTHORITY AND ARRANGEMENTS REGARDING THE APPROVAL OF THE BOARD OF COMMISSIONERS

The main idea of the Board of Commissioners’ Resolutions above is the delegation of authority to the Board of Directors on certain aspects in accordance with the Articles of Association and the relevant provisions of the Board of Commissioners Resolution in question, to carry out corporate actions specified in accordance with the duties, powers and responsibilities of the Board of Directors as the executor of the Company’s daily operational activities.

However, if the value and impact of the corporate actions conducted by the Board of Directors in fact goes beyond the provisions contained in the Board of Commissioners’ Resolution, the Board of Directors must first submit a proposal to the Board of Commissioners and obtain written approval from the Board of Commissioners within a specific period of time.

When, in the process of requesting the aforementioned approval, more detailed explanations is required from the Board of Directors, the Board of Commissioners may invite and organize a Joint Meeting of the Board of Commissioners and the Board of Directors.

JOINT MEETINGS & THE ATTENDANCE OF JOINT MEETINGS

A Joint Meeting of the Board of Commissioners and the Board of Directors may take place at the initiative of the Board of Commissioners and Board of Directors. In essence, a joint meeting is held to seek common views and a harmony of action between the Board of Commisioners as the organ in charge of monitoring and counseling, with the Board of Directors as the executor of the Company’s daily operations.

A Joint Meeting may generate strategic decisions regarding a corporate action plan, where the plan is beyond the authority of the Board of Directors. Joint Meeting Forums can also be a place for the Board of Commissioners to provide insights and strategic direction for the development of the Company.

During 2015, Telkom has convened 14 Joint Meetings of the Board of Commissioners and the Board of Directors with the following recapitulation of presence.

RESOLUTION OF THE JOINT MEETING OF THE BOARD OF COMMISSIONERS & BOARD OF DIRECTORS

Various strategic binding decisions resulting from the Joint Meeting of the Board of Commissioners and the Board of Directors for 2015, includes:

1)       Sign off Integrated Audit Financial Year 2014

2)       Discussion and Ratification of Companiy's Long-Termc(Rencana Jangka Panjang Perusahaan "RJPP") 2016-2020

3)       Implementation of Telkom Group CFU & FU

4)       Ratification of Corporate Businees Plan and Budget (Rencana Kerja Anggaran Perusahaan/"RKAP") 2016

5)       Evaluation of Companies Performance

MECHANISM REGARDING THE RELATIONS BETWEEN THE BOARD OF COMMISSIONERS, BOARD OF DIRECTORS AND MAJORITY AND/OR CONTROLLING SHAREHOLDERS.

To maintain independence, to avoid conflict of interest and to ensure accountability in decision-making and operational implementation, Telkom has a rule prohibiting any affiliate relationships and family relationships directly or indirectly between the members of the Board of Commissioners, Board of Directors and Majority and/or Controlling Shareholders.

The rules are adhered to by all parties concerned, as demonstrated by the following statement of affiliate relationships.

The following is an explanation regarding the mechanism of affiliation between the members of the Board of Directors, Board of Commissioners, and the Majority and/or Controlling Shareholders, as elaborated in the table below:

Name	Financial relationship with						Family relationship with
	BOC		BOD		Controlling Shareholder		BOC		BOD		Controlling shareholder
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Board of Commissioners (BOC)
Hendri Saparini		√		√		√		√		√		√
Hadiyanto		√		√		√		√		√		√
Dolfie Othniel Fredric Palit		√		√		√		√		√		√
Margiyono Darsasumarja		√		√		√		√		√		√
Parikesit Suprapto		√		√		√		√		√		√
Rinaldi Firmansyah		√		√		√		√		√		√
Pamiyati Pamela Johanna		√		√		√		√		√		√
Board of Directors (BOD)
Alex J. Sinaga		√		√		√		√		√		√
Heri Sunaryadi		√		√		√		√		√		√
Indra Utoyo		√		√		√		√		√		√
Dian Rachmawan		√		√		√		√		√		√
Muhammad Awaluddin		√		√		√		√		√		√
Abdus Somad Arief		√		√		√		√		√		√
Herdy Rosadi Harman		√		√		√		√		√		√
Honesti Basyir		√		√		√		√		√		√

BOARD OF COMMISSIONERS

Law No. 40 of 2007 regarding Limited Liability Companies ("Company Law") stresses that all Companies incorporated under Indonesian laws must have a Board of Commissioners whose task is to supervise management policies, the implementation of management, both of the Company as well as the Company's businesses that are conducted by the Board of Directors, as well as to provide advice to the Board of Directors. This is done solely for the benefit of the Company and in accordance with the aims and objectives of the Company.

Meanwhile, the tenure of the members of the Board of Commissioners shall be 5 (five) years and may be reappointed for one (1) term of office in accordance with Article 28 paragraph (3) of Law Number 19 of 2003 regarding State-Owned Enterprises.

Each member of the Telkom’s Board of Commissioners is forbidden to hold another position as a member of the Board of Directors at another State-owned Enterprise, local government-owned enterprises, private enterprises, and other positions that may give rise to a conflict of interest; and/or other positions in accordance with the provisions of the prevailing laws and regulations.

THE BOARD OF COMMISSIONERS CHARTER

Telkom has a Board of Commissioners Charter adopted in accordance with Board of Commissioners Resolution No.16/KEP/DK/2013 dated December 17, 2013. The Charter is a point of reference for the Board of Commissioners in carrying out its duties so as to be in line with Good Corporate Governance practices for Board of Commissioner. The Board of Commissioners Board Manual contains the elaboration of tasks, powers, duties, responsibilities, division of tasks, meetings, conflict of interest provisions, ownership, and the relationship between the Board of Commissioners, Board of Directors and the Annual Meeting of Shareholders.

In carrying out its duties and functions, in addition to referring to the Board of Commissioners Charter, the Board of Commissioner are also always guided by the Articles of Association and the Joint Resolution between the Board of Commissioners and the Board of Directors.

THE CRITERIA, CONDITION AND SELECTION OF THE BOARD OF COMMISSIONERS

The criteria, general provisions and procedures for election of the Board of Commissioner as set forth in the Charter of the Board of Directors are as follows:

1.              The Board of Commissioners is an assembly and each member of the Board of Commissioners cannot act alone without the decision of the Board of Commissioners.

2.              Those who can be appointed as Members of the Board of Directors are required to have Indonesian citizenship and are legally competent, unless within 5 (five) years prior to the appointment, he or she: (a) is declared bankrupt, (b) is a member of the board of directors or a member of the Board of Commissioners, or a member of the supervisory board who were responsible for causing company or public company bankruptcy, and (c) is convicted of a criminal offense that harm the state finances and/or state-owned enterprises and/or relevant financial sector.

3.              The appointed members of the Board of Commissioners are Indonesian citizens who meet the requirements in accordance with the legislation. There should be no family relationship, either by blood to the third degree, vertically or horizontally, or by marriage, between members of the Board of Commissioners themselves and between members of the Board of Commissioners and members of the Board of Directors.

4.              The term of office of members of the Board of Directors is 5 (five) years from the date set by the General Meeting of Shareholders who appoints the members until the closing of the fifth AGMS after the appointment.

5.              The provisions on the term of office of members of the Board of Commissioners does not diminish the right of the GMS to dismiss member(s) of the Board of Commissioners at any time before the term ends.

6.              The termination of appointment can be done if the member of the Board of Commissioners, among others: (a) can not carry out his/her duties properly, (b) does not implement the provisions of the legislation or the Articles of Association, or (c) is engaged in actions detrimental to the Company or the State.

7.              After the term expires, members of the Board of Commissioners may be reappointed for only one term of office by the GMS.

8.              Members of the Board of Commissioners may not hold another position: (a) as members of the Board of Directors of state owned enterprises, regional owned enterprises, and/or private enterprises, (b) as officials, in accordance with the legislation, of political parties and/or candidates/members of the legislature and/or candidates for the head/deputy head of a district, and/or (c) as any other positions that may pose a conflict of interest.

9.              A member of the Board of Commissioners has a right to resign from his/her post by giving a written notification about the resignation to the Company with a copy to the shareholders of Dwiwarna A Series, Board of Commissioners and other members of the Board of Directors no later than 60 (sixty) days prior to the date of resignation. If the resignation does not specify the effective date of the resignation and there is no decision on the resignation from the GMS, the concerned member of the Board of Commissioners is effectively resigning 60 (sixty) days after the date of receipt of the resignation letter.

10.           The term of office of a member of the Board of Commissioners ends if: (a) his/her term of office expires, (b) he/she is resigned in accordance with the provisions of the Articles of Association, (c) he/she no longer meets the legislation requirements, (d) he/she dies, and (e) he/she is dismissed by the GMS.

The Selection of the Board of Commissioners

The selection of the members of the Board of Commissioners is conducted through various stages, with the most decisive one is the fit and proper test, conducted under the provisions of the Minister’s Regulation No. PER-02/MBU/2015 on Conditions and Procedures for the Appointment and Dismissal of the Members of the Board of Commissioners and the Board of Trustees of the State-Owned Enterprises.

THE DIVERSITY OF THE COMPOSITION OF THE BOARD OF COMMISSIONERS

The number and composition of the members of the Board of Commissioners are set by the GMS, adjusted according to the Articles of Association, and made by considering the vision, mission, and strategic development plan of Telkom in order to implement effective monitoring as well as fast, accurate and independent decision making. Given that Telkom’s business field is one of the strategic sectors in supporting economic growth with operational activities covering the Indonesian territory, the personnel composition of the Board of Commissioners is formed by continually considering the diverse competence background that is also complementary, in order to establish a single body with coherent and integrated competence in carrying out supervisory duties.

In accordance with the resolution of the GMS dated April 17, 2015, the composition of the Board of Commissioners is changed due to the honorable dismissal of Mr. Johnny Swandi Sjam and Mr. Virano G. Nasution as Independent Commissioners as well as Mr. Imam Apriyanto Putro as Commissioner. Those three members of the Commissioners was then replaced by Mr. Rinaldi Firmansyah and Mrs. Pamela Johanna Pamiyati Waluyo as Independent Commissioners as well as Mr. Margiyono Darsasumarja as Commissioner. Those three Commissioners who resigned and those who replaced them have sufficient competence and experience background that are needed to carry out the tasks of monitoring and advising the Board of Directors in implementing their operational activities.

The total number of members of the Board of Commissioners of Telkom after the GMS dated April 17, 2015 is 7 people with two of them are female. Telkom does not have specific rules regarding gender diversity in the composition of the Board of Commissioners. The General Meeting of Shareholders and the Shareholders of Dwi Warna A Series have the right of setting the composition. Nevertheless, Telkom is certain that the diversity of the composition of the Board of Commissioners, which is formed by the General Meeting of Shareholders and are currently filled by personnel with background expertise in the field of economics, information technology, finance, law, governance and human resources, has met the Company’s requirements such as the diversity of academic background, expertise and experience.

The Personnel Composition And The Term Of Office Of The Board Of Commissioners

As mentioned in the directive of the AGMS held on April 17,  2014, the shareholders have honorably dismissed Mr. Johnny Swandi Sjam and Mr. Virano G. Nasution as Independent Commissioners as well as Mr. Imam Apriyanto Putro as Commissioner. The Annual General Meeting of Shareholders then appointed Mr. Rinaldi Firmansyah and Mrs. Pamiyati Pamela Johanna Waluyo as Independent Commissioners and Mr. Margiyono Darsasumarja as Commissioner since the end of the Annual meeting until the end of the fifth Annual General Meeting of Shareholders which will be held in 2020, without prejudice to the right of the General Meeting of Shareholders to make a change at any time as needed.

The dismissal and appointment of members of the Board of Commissioners is done due to several reasons, namely the end of the term office of a member of the Commissioners and the need for a member to carry out his/her new responsibility. In addition, the changes are made as a reaction from the Company and the shareholders towards the increasingly challenging business in the future. Therefore, it is deemed necessary to strengthen the supervisory and advisory function of the new personnel of the Board of Commissioners who has a more suitable expertise background with the Telkom business environment in the future.

Thus the composition of personnel of the Board of Commissioners of Telkom since the closing of the AGMS held at April 17, 2015 are as follows:

Name of the Board of Commisioners	Title	The starting year for the term of office
Hendri Saparini	President Commissioner	2014
Hadiyanto	Commissioner	2014
Dolfie Othniel Fredric Palit	Commissioner	2014
Margiyono Darsasumarja	Commissioner	2015
Parikesit Suprapto	Independent Commissioner	2014
Rinaldi Firmansyah	inIdependent Commissioner	2015
Pamiyati Pamela Johanna	Komisaris Independen	2015

INDEPENDENCE OF THE BOARD OF COMMISSIONERS

Rules and restrictions in accordance to the regulations underline that the Independent Commissioner is a member of the Board of Commissioners who does not have the financial, management, share ownership, and/or family relations with the other members of the Board of Commissioners. In addition, the Independent Commissioner does not have a relationship with the Board of Directors and/or the Controlling Shareholder or a relationship that may affect his/her ability to act independently and have met the requirements as an Independent Commissioner.

The Independent Commissioner is tasked to create an objective environment and to uphold fairness among various interests, including the interest of the company and the interests of stakeholders, as a key principle in the decision-making of the Board of Commissioners.

The minimum number of personnel of Independent Commissioner assigned by the OJK and the IDX  is 30% of the total number of members of the Board of Commissioners. The number of Independent Commissioner at the end of 2015 is 3 (three) people, or 43% of the total number of members of the Board of Commissioners, which means that it meets the required quantity.

The independence of Independent Commissioners

There are 3 (three) members of the Independent Commissioner of Telkom according to the resolution of the AGMS dated April 17, 2015, namely: Parikesit Suprapto, Rinaldi Firmansyah and Pamiyati Pamela Johanna Waluyo. These three members of the Independent Commissioner have met all the terms and conditions of independence as defined in the rules of the OJK and the IDX.

MULTIPLE POSITIONS OF THE BOARD OF COMMISSIONERS

Several members of the Board of Commissioners of Telkom have other positions at some other institutions. However, these practices do not contradict the terms of the Prohibition of Multiple Positions as set out in the Criteria of the Board of Commissioners of Telkom.

The following are the details of the Multiple Positions of Members of the Board of Commissioners Telkom:

Name	Multiple positions of the Board of Commissioners	Position at other institutions/companies	Name of other institutions/companies
Hendri Saparini	President Commissioner	Executive Director	Center of Reforma on Economics (CORE Indonesia)
Hadiyanto	Commissioner	Director General of State Assets	Ministry of Finance
Parikesit Suprapto	Independent Commissioner	Commissioner	Kliring Penjamin Efek Indonesia (KPEI) Bank Bukopin
Dolfie Othniel Fredric Palit	Commissioner	Special Staff	Menko Pembangunan & Kebudayaan

TASKS AND AUTHORITY OF THE BOARD OF COMMISSIONERS

Tasks of the Board of Commissioners

1.              To monitor Company’s management policy that is undertaken by the Board of Directors and to advice the Board of Directors on the Company's development plans, annual work plan and budget of the Company, the implementation of the provisions of the Articles of Association, resolutions of the GMS as well as laws and regulations with regard to the interest of the Company.

2.              To perform tasks, authority and responsibilities in accordance with the provisions of the Articles of Association and the resolutions of the GMS.

3.              To examine and study the Annual Report prepared by the Board of Directors as well as to sign the Annual Report.

The authority of the Board of Commissioners

1.              To provide comments and advices to AGMS regarding periodic reports and other reports from the Board of Directors.

2.              To monitor the implementation of the work and budgeting plan of the Company (including the investment budget) for the preceding financial year and to submit the assessment result and comments to the AGMS.

3.              To follow the development of the Company’s activities, and in the event that the Company shows a setback, to immediately ask the Board of Directors to announce to the shareholders and to provide advices on the improvement measures that have to be taken.

4.              To provide comments and advices to the GMS regarding any other issues deemed important for the maintenance of the Company.

5.              To propose to the GMS, through the Board of Directors, the appointment of a public accounting firm to audit the Financial Report of the Company including the audit of internal control over financial reporting, in accordance with the regulations of the capital market authorities in which the Company's shares are registered and/or listed.

6.              To provide a report on the supervisory duties that has been done during the past financial year to the GMS.

7.              To perform other monitoring duties specified by the GMS.

MEETING AND THE ATTENDANCE OF THE BOARD OF COMMISSIONERS MEETING

The Board of Commissioners holds meetings at least once a month or at any time if it is deemed necessary by one or more members of the Board of Commissioners, or upon written request from one or more shareholders who own at least one-tenth share of all outstanding shares. The quorum for all meeting of the Board of Commissioners is more than half of the members of the Board of Commissioners who attend the meeting or represented by proxy granted to one of the Commissioners that attends the meeting.

The decision-making mechanism in the meeting of the Board of Commissioners is based on consensus. If a consensus can not be reached, the decision is then based on a majority vote of members of the Board of Commissioners that are present or represented at the meeting. If there is a balanced number of votes, then the decision is based on the opinion of the Chairperson of the Meeting.

Internal Meeting of the Board of Commissioners

During 2015, the Board has held internal meetings for 15 (fifteen) times.

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
1	Wednesday, 1/7/2015	Discussion on the Letter of the President Director regarding corporate action, Capacity Building in the Annual Report, Singtel invitation	√	√	√	√	N/A	N/A	N/A	√	√	-
2	Thursday, 2/22/2015	Proposal regarding changes to the Composition of the Committee Membership, Progress on the Draft Board of Commissioners Decree regarding the Board of Commissioners Approval SOP, Extension for Audit Committee Staff, Target Closing Integrated Audit		√	-	√	N/A	N/A	N/A	√	-	√

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
3	Monday, 3/23/2015	Proposal regarding the Remuneration of the Company Administrators for 2015 (by a Consultant), 2014 Audit update, Proposal regarding amendment to Company’s AoA	√	√	√	-	N/A	N/A	N/A	-	√	√
4	Monday, 4/27/2015	Amendment to the Membership Composition of the Audit Committee, Discussion on Telkom Projects	√	√	√	√	√	√	√	N/A	N/A	N/A
5	Thursday, 5/21/2015	Progress on the 2016-2020 CSS and Telkom projects	√	√	-	-	√	√	√	N/A	N/A	N/A
6	Wednesday, 6/3/2015	Discussion regarding the Hearing invitation from the House of Representatives	√	√	-	√	√	√	√	N/A	N/A	N/A
7	Thursday, 6/25/2015	Progress on the 2016-2020 CSS, Approval request for the Capex Satellite Telkom-4, approval request for Telkom projects	√	√	√	√	√	√	√	N/A	N/A	N/A
8	Thursday, 7/30/2015	Remuneration of the Board of Commissioners, Adoption of the 2016-2020 CSS, Disclosure of the Financial Statement for the second quarter of 2015	√	√	√	√	√	√	√	N/A	N/A	N/A
9	Monday, 8/24/2015	Completing the Composition of the Audit Committee, etc	√	√	-	-	√	√	√	N/A	N/A	N/A
10	Monday, 9/28/2015	Proposed Amendment to the Authority Threshold of the Board of Directors, Proposal regarding a change in the membership of the Telkomsel Board of Commissioners, Joint Borrowing for PT Telkom Akses	√	√	√	√	√	√	√	N/A	N/A	N/A
11	Wednesday, 10/21/2015	Purchase of Shares in the Long Term Incentive Program, Satellite Insurance Proposal, Extension of Committee Staff	√	√	-	-	√	√	√	N/A	N/A	N/A
12	Monday, 10/26/2015	Performance Assessment, Post-retirement Insurance	√	√	√	-	√	√	√	N/A	N/A	N/A
13	Monday, 11/30/2015	2016 RKAP 2016, Threshold Amendment Proposal, Extension of Committee Staff	√	√	√	-	√	√	√	N/A	N/A	N/A
14	Friday, 12/4/2015	Adoption of 2016 RKAP	√	√	-	-	√	√	√	N/A	N/A	N/A
15	Tuesday, 12/22/2015	Subsidiary Company Restructuring Proposal, Remuneration of Staff, KEMPR members	√	√	√	√	√	√	√	N/A	N/A	N/A
	Attendance		15	15	9	8	12	12	12	2	2	2
	Number of Meetings		15	15	15	15	12	12	12	3	3	3
	Board of Commissioners Attendance Rate(%)		100	100	60	53	100	100	100	67	67	67

Note: HS (Hendri Saparini), PS (Parikesit Suprapto), HD (Hadiyanto), DOFP (Dolfie Othniel Fredric Palit), MGD (Margiyono Darsasumarja), RF (Rinaldi Firmansyah), PJW (P. Pamela Johanna Waluyo), IAP (Imam Apriyanto Putro), JSS (Johnny Swandi Sjam), VGN (Virano Gazi Nasution)

Joint Meeting of the Board of Commissioners and Board of Directors

In 2015, the Board of Commissioners also held a joint meeting with the Board of Directors for 14 (fourteen) times with the attendance recapitulation as follows:

Name	Position	Attended Meeting
Hendri Saparini	President Commissioner	13 of 14
Hadiyanto	Commissioner	7 of 14
Margiyono Darsasumadja	Commissioner	10 of 10
Dolfie Othniel Fredric Palit	Commissioner	6 of 14
Parikesit Suprapto	Independen Commissioner	14 of 14
Rinaldi Firmansyah	Independen Commissioner	10 of 10
Pamiyati Pamela Johanna Waluyo	Independen Commissioner	10 of 10
Imam Apriyanto Putro	Commissioner	1 of 4
Johnny Swandi Sjam	Independen Commissioner	4 of 4
Virano Gazi Nasution	Independen Commissioner	4 of 4
Alex J. Sinaga	President Director /CEO	11 of 14
Abdus Somad Arief	Network, IT & Solution Director	13 of 14
Honesti Basyir	Wholesale & International Service Director	12 of 14
Muhammad Awaluddin	Enterprise & Business Service Director	12 of 14
Heri Sunaryadi	Finance Director	14 of 14
Herdi Rosadi Harman	Human Capital Management Director	14 of 14
Dian Rachmawan	Consumer Service Director	13 of 14
Indra Utoyo	Innovation & Strategic Portfolio Director	13 of 14

No.	Date	Agenda/Meeting Discussion
1	Thursday, January 22, 2015	The Company’s Performance in December 2014, Progress of Closing Integrated Audit of Financial Year 2014
2	Monday, February 23, 2015	The Company’s Performance in January 2015, the Amendment of the 2015 RKAP, Structure of Organization
3	Friday, February 27, 2015	Approval for Audited Financial Statement 2014 (Integrated Audit of 2014), Sign-Off Integrated Audit of Financial Year 2014
4	Monday, March 23, 2015	The Company’s Performance in February 2015, the Proposed Agenda for the 2015 GMS, PKBL Report, Dividend Pay-Out, Remuneration of BoD and BoC, the Amendment of Articles of Association
5	Monday, April 27, 2015	The Company’s Performance in March 2015, others
6	Thursday, May 21, 2015	The Company’s Performance in April 2015, Progress of CSS 2016-2020
7	Monday, June 29, 2015	The Company’s Performance in May 2015, Discussion on RJPP/CSS 2016-2020
8	Thursday, July 30, 2015	The Company’s Performance in June 2015, Approval of RJPP/CSS 2016-2020
9	Monday, August 24, 2015	The Company’s Performance in July 2015, Progress on APWI Case
10	Monday, September 28, 2015	The Company’s Performance in August 2015
11	Monday, October 26, 2015	The Company’s Performance in September 2015, Filing Report of Trimester III/2015
12	Monday, November 30, 2015	The Company’s Performance in October 2015, Telkom Group CFU & FU and Telkom Group HCFU Implementation, Discussion on the 2016 RKAP
13	Monday, December 7, 2015	Approval of the 2016 RKAP
14	Tuesday, December 22, 2015	The Company’s Performance in November 2015, Revaluation of Assets, Handling on Speedy Customers

REPORT ON THE IMPLEMENTATION OF THE SUPERVISORY TASK OF THE BOARD OF COMMISSIONERS IN 2015

Throughout 2015, the Board of Commissioners has conducted a series of activities in the framework of its supervisory task as follows:

1.     The execution of Corporate actions.

2.     The implementation of organizational transformation.

3.     Setting of the network modernization.

4.     Flexi Migration.

5.     International Business Development.

6.     Cellular network performance.

The supervisory tasks are performed by the Board of Commissioners through a variety of activities as follows:

a.     Through a Joint Meeting of the Board of Commissioners and the Board of Directors which is held at least once a month. At the meeting, the Board of Directors addresses the Company's performance both operationally and financially as well as stock prices in an integrated way in a report called the Management Report.

b.     Through other meetings with the Management, coordinated by the Dekom Secretariat and the committees within the Dekom Secretariat.

c.     Through field monitoring in which Dekom with its team made field visits both to assess the performance achievement with Telkom at the location or to monitor the progress of investment development.

d.     By receiving a report on the processes that are strategic and becoming common concern.

Through a series of supervisory that has been carried out by the Board of Commissioners throughout the year of 2015, the Board of Commissioners came to the conclusion that the implementation of the management in 2015 has run very well. The management is capable in creating revenue growth above the average of the industry, achieving positive growth in POTS business as well as double digits mobile revenue growth. All of these results are reflected by the good performance of the stock prices compare to the stock index.

THE ENHANCEMENT PROGRAM OF THE COMPETENCE OF THE BOARD OF COMMISSIONERS

Throughout 2015, the Board of Commissioners completed several training programs to increase its competence, namely:

No.	Nama	Enhancement of the Board of Commissioners Competence
		Program	Location	Date
1	Hendri Saparini	Capacity Building Board Of Commissioners (Small Group Discussion & Workshop)	Hongkong	January 29-30, 2015
		Indonesia Academic Conference - Scholar International Convention 2015	London	October 2-4, 2015
		Working visit to Huawei Headquarters and meetings with China Telecom	China	June 13-17, 2015
2	Parikesit Suprapto	Capacity Building Board Of Commissioners (Small Group Discussion & Workshop)	Hongkong	January 29-30, 2015
		Mobile World Congress 2015	Spain	March 2-5, 2015
		Working visit to Huawei Headquarters and meetings with China Telecom	China	June 13-17, 2015
3	Dolfie Othniel Fredric Palit	Capacity Building Board Of Commissioners (Small Group Discussion & Workshop)	Hongkong	January 29-30, 2015
		Mobile World Congress 2015	Spain	March 2-5, 2015
4	Hadiyanto	Meeting with Ericsson Management (update knowledge)	Romania	November 1-4, 2015
5	Margiyono Darsasumarja	Meeting with Ericsson Management (update knowledge)	Romania	November 1-4, 2015
6	Rinaldi Firmansyah	Closing Bell Ceremony 20th at New York Stock Exchange	New York	November 22-26, 2015
7	Pamiyati Pamela Johanna	Working visit to Huawei Headquarters and meetings with China Telecom	China	June 13-17, 2015
		Meeting with NEC Management	Japan	September 16-18, 2015

THE ASSESSMENT OF THE PERFORMANCE OF THE BOARD OF COMMISSIONERS

Overall, the GMS is the one that conducts the assessment on the performance of the Board of Commissioners, with regard to the tasks and responsibilities of the Board of Commissioners in the relevant year. Accountability of the implementation of the task and responsibilities of the Board of Commissioners for the financial year of 2015 is carried out in the GMS that will be held in 2016.

REMUNERATION OF THE BOARD OF COMMISSIONERS

Each member of the Board of Commissioners is entitled to a monthly remuneration and allowances. They are also entitled to bonus based on their performance and achievements of the Company, which the amount is determined by the shareholders at the GMS. The members of the Board of Commissioners are also entitled to lumpsum benefits when they quit.

The amount of remuneration for the members of the Board of Commissioners is calculated based on a formula developed by the Nomination and Remuneration Committee, which is also used to determine the salaries of Directors, and the amount refers to the percentage of the salary of the President Director which has been approved by the GMS. In accordance with the Regulation of the Minister of State-Owned Enterprises number PER-04/MBU/2014, GMS is able to determine revenue by using different type and/or certain magnitude from the one stipulated in the Ministerial Regulation.

PROCEDURE FOR DETERMINATION AND AMOUNT OF REMUNERATION OF THE BOARD OF COMMISSIONERS

Determining Procedures

Remuneration of the Board of Commissioners determined by the following procedures:

-      The Board of Commissioners asked the Nomination and Remuneration Committee to draft the proposed remuneration of the Board of Commissioners.

-      The Nomination and Remuneration Committee asked an independent party to compose a framework for the remuneration of the Board of Commissioners.

-      The Nomination and Remuneration Committee proposed the framework referred to the Board of Commissioners.

-      The Board of Commissioners proposes remuneration for the members of the Board of Commissioners to the GMS.

-      The GMS delegates the authority and power to the Board of Commissioners with prior approval.

-      Shareholders of Dwiwarna A Series to determine the remuneration of the members of the Board of Commissioners.

Remuneration structure

The remuneration structure of the Board of Commissioners refers to the provisions contained in the Regulation of the State Minister of State-Owned Enterprises No.PER-04/MBU/2014 on Guidelines on Income Determination for the Board of Directors, Board of Commissioners and Board of Trustees of the State-Owned Enterprises. The principle for income determination of the Board of Commissioners is set by the GMS , with the components consist of:

-      Salary/Wages;

-      Allowance;

-      Facilities; and

-      Performance Incentive.

The Remuneration Amount of Board of Commissioners

For 2015, the total number of remuneration paid to the entire Board of Commissioners was Rp50.1  billion. Taxes from Remuneration borne by the Company amounted to Rp3.5 billion.

Remuneration Recapitulation of the Board of Commissioners of Telkom, 2015 is as follows.

Board of Commissioner	Value (Rp million)
	Honorarium & Allowance	Tantiem, THR, LTI and Post Employment Benefits	Total
Hendri Saparini	1,190.2	254.1	1,444.3
Hadiyanto	1,026.4	5,722.6	6,749.0
Parikesit Suprapto	1,026.4	5,722.6	6,749.0
Dolfie Othniel Fredric Palit	1,071.2	227.6	1,298.8
Rinaldi Firmansyah	718.5	72.3	790.8
Pamiyati Pamela Johanna Waluyo	723.5	72.3	795.8
Margiono Darsasumarja	723.5	72.3	795.8
Imam Apriyanto Putro*	347.2	5,870.3	6,217.5
Johnny Swandi Sjam*	347.2	9,622.1	9,969.3
Virano Gazi Nasution*	347.2	8,849.9	9,197.1
Jusman Syafii Djamal**	-	6,131.0	6,131.0

Note *) until AGMS date of April 17, 2015

**) until EGMS date of  December 19, 2014

SHARE OWNERSHIP BY MEMBERS OF BOARD OF COMMISSIONERS

Name	Number of Shares	Percentage of Ownership
Hendri Saparini	18,982	0.00002%
Hadiyanto	519,640	0.00052%
Dolfie Othniel Fredric Palit	17,084	0.00002%

THE BOARD OF COMMISSIONERS SECRETARIAT

The Board of Commissioner is assisted by a Secretary of the Board of Commissioners, who is responsible for ensuring that the execution of the Board of Commissioners duties is in accordance with the Company's Articles of Association and existing legislation.

The Board of Commissioners Address

The official address of Telkom’s Board of Commissioners  is Graha Merah Putih, 5th Floor, Jl. Jend. Gatot Subroto, Kav.52, Jakarta 12710, Indonesia.

BOARD OF DIRECTORS

DEFINITION / GENERAL EXPLANATION OF BOARD OF DIRECTORS

The Board of Directors is the organ of the company who is fully responsible for the management of the company for the interests and objectives of the company and represents the company both inside and outside the court in accordance with the provisions of the Articles of Association. In carrying out the duties of corporate management, the Board of Directors adhered to the Articles of Association, the GMS decisions and Board of Directors’ Charter.

In the management of the company, each member of the Board of Directors can act and decide on a policy based on the duties and authority given, but nevertheless remains a collegial responsibility in the management of the company. Execution of tasks according to this authority should be solely executed according to the aims and objectives of the company. It thus, reflects the principle that the position of each respective member of the Board of Directors including the President Director is the equivalent, in which the President Director task is to coordinate the activities of the Board of Directors.

BOARD OF DIRECTORS’ CHARTER

In carrying out its duties and authority to manage the company, the Board of Directors of Telkom is guided by the Board of Directors’ Charter, a Company’s Regulations tailored specifically to serve as a guide for members of the Board of Directors to interact in managing the company in an efficient, effective, accountable and responsible way.

The Board of Directors’ Charter contains agreements which include mechanism and labor division arrangement among the members of the Board of Directors that are not stipulated in the Articles of Association and the provisions of the legislation, and are aimed to increase and coordinate the performance of the Board of Directors as well as to optimize the use of working time in managing the company.

The currently applicable Board of Directors’ Charter is  established by the Resolution of the Board of Directors of the Limited Liability Company (Persero) PT Telkom Indonesia Tbk No. PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011 on BOD Charter.

Telkom Board of Directors’ Charter consists of four chapters, namely: Chapter I. Introduction; Chapter II. Board of Directors’ Charter; Chapter III. Closing; Chapter IV. Annex.

As stated in the Charter, the intent and purpose of the drafting and enactment of the Charter are as follows:

-         The intent of the Charter is to guide the management of the Company through the implementation of good corporate governance in accordance with the legislation and by upholding the prudential principle.

-         The purpose of the Charter is:

•       to achieve efficiency and accelerate decision-making process undertaken by the Board of Directors.

•       to reduce bureaucracy in the governance of the administrative management of the Company.

•       to support the achievement and improvement of the performance of the Board of Directors in each field of work.

CRITERIA OF BOARD OF DIRECTORS MEMBERS

Directors are appointed and dismissed by the resolution of the GMS. To be elected, a candidate must be nominated by the Dwiwarna A Series Shareholder. The tenure of each Director of Telkom commences from the date of appointment to the AGMS in the next five (5) years. Shareholders in the AGMS or EGMS are entitled to dismiss members of the Board of Directors at any time before his or her term ends.

Criteria of the Members of the Board of Directors

Based on the Law No. 40 Year 2007 regarding Limited Liability Companies, Regulation of the Minister of State-Owned Enterprises No.1/MBU/2012 on Procedures for the Appointment of Directors of the State-Owned Enterprises, and the Regulation of the OJK No.33/POJK.4/2014 on the Board of Directors and Board of Commissioners of Issuers or Public Company, a member of the Board of Directors is an individual who meets the requirements upon appointment and during his or her tenure:

1.     Has a good character, morals, and integrity.

2.     is proficient in undertaking legal actions.

3.     In the 5 years prior to appointment and during his or her tenure, he/she:

a.     has not been declared bankrupt;

b.     was never be a member of the Board of Directors and/or member of the Board of Commissioners who is found guilty for causing a company to go bankrupt;

c.     has never been convicted of a criminal offense that is detrimental to the state finance and/or related to the financial sector; and

d.     was never a member of the Board of Directors and/or member of the Board of Commissioners and during his or her tenure: (a) had not organized the AGMS, (b) his or her accountability report as a member of the Board of Directors and/or member of the Board of Commissioners was not accepted by the GMS or had not given his or her accountability report as a member of the Board of Directors and/or member of the Board of Commissioners to the GMS, and (c) had never caused the company who has a permit, approval, or registration of the OJK to not fulfill the obligation to submit annual reports and/or financial reports to the OJK.

4.     has a commitment to comply with laws and regulations; and

5.     has knowledge and/or expertise in the required field of the Issuers or Public Company.

Selection of Members of the Board of Directors

Selection of members of the Board of Directors of Telkom for the period of 2014-2019 is carried out through the Fit and Proper Test based on the Regulation of the Minister of State-Owned Enterprises No. Per 01/MBU/2012 on the Requirements and Procedures for Appointment and Dismissal of Members of Board of Directors of State-Owned Enterprises and some of the changes that accompany it, including:

•       Regulation of the Minister of State-Owned Enterprises No.Per-06/MBU/2012 on the Amendment of the Regulation of the Minister of State-Owned Enterprises No.Per 01/MBU/2012 on the Requirements and Procedures for Appointment and Dismissal of Members of Board of Directors of State-Owned Enterprises;

•       Regulation of the Minister of State-Owned Enterprises No.Per-16/MBU/2012 on the Second Amendment of the Regulation of the Minister of State-Owned Enterprises No.Per 01/MBU/2012 on the Requirements and Procedures for Appointment and Dismissal of Members of Board of Directors of State-Owned Enterprises;

•       Regulation of the Minister of State-Owned Enterprises No.Per-09/MBU/2014 on the Third Amendment of the Regulation of the Minister of State-Owned Enterprises No.Per 01/MBU/2012 on the Requirements and Procedures for Appointment and Dismissal of Members of Board of Directors of State-Owned Enterprises; and

•       Regulation of the Minister of State-Owned Enterprises No.Per-20/MBU/2014 on the Fourth Amendment of the Regulation of the Minister of State-Owned Enterprises No.Per 01/MBU/2012 on the Requirements and Procedures for Appointment and Dismissal of Members of Board of Directors of State-Owned Enterprises.

Nevertheless, to determine the members of the Board of Directors in the following years, Telkom will use the Regulation of the Minister of State-Owned Enterprises No.PER-03/MBU/02/2015 issued on February 17, 2015 in organizing the Fit and Proper Test for candidates for the Board of Directors.

COMPOSITION, DIVERSITY AND TERM OF OFFICE OF THE BOARD OF DIRECTORS

The Composition and Diversity of the Board of Directors

The composition and diversity of the Board of Directors of Telkom is a combination of desired characteristics in terms of the body of the Board of Directors as a whole and each candidate members of the Board of Directors individually in accordance with the development needs of the Company. The combination is determined by considering the skills, knowledge and experience that fit with the division of tasks and functions of the office of the Board of Directors in supporting the achievement of the goals of the Company. In such manner, Telkom ensures the combination of characteristics and expertise of each member of the Board of Directors will form a unity that will impact the provision and speed of decision making of the management of the Board of Directors who always share responsibility.

In determining the composition of the Board of Directors of the Company, Telkom always considers certain specific aspects for strategic positions and tasks, especially for the office of financial management, given at the end of each management period, the Board of Directors is required to be responsible for the management results in the form of Financial Report and Annual Report delivered at the GMS. The Financial Report is signed by the President Director and Director of Finance. While the Annual Report, which basically refers to the prepared Financial Report, is signed by the entire management of the Company, which are the Board of Commissioners and Board of Directors.

The disclosure and preparation of financial information presented in the financial statements will depend on the expertise and/or knowledge of the Board of Directors, in particular the member of the Board of Directors which oversees the field of accounting or finance. The expertise qualification and/or knowledge in the field of accounting owned by member of the Board of Directors will be able to provide assurance on the accuracy of the preparation of financial reports. Therefore, in appointing the Finance Director, Telkom always considers carefully the background of the relevant skills and competencies in finance and accounting.

All members of the Board of Directors who are currently in office have met the composition and diversity of shared and individual expertise that are required to run a professional, effective, efficient and accountable management of the company in order to fulfill the expectations of stakeholders.

Composition and Term of Office of the Board of Directors

Based on the resolution of the AGMS dated April 17, 2015, the composition of Telkom's Board of Directors has not changed, so it is still the same as the results of the 2014 EGMS. Therefore, the composition of Telkom's Board of Directors is as follows:

Table of Composition of Personnel and Tenure of Board of Directors of Telkom up to December 31, 2015

Directors	Title	The commencement year of tenure
Alex J. Sinaga	President Director	2014
Heri Sunaryadi	Director	2014
Indra Utoyo	Director	2007(1)
Dian Rachmawan	Director	2014
Muhammad Awaluddin	Director	2012
Abdus Somad Arief	Director	2014
Herdy Rosadi Harman	Director	2014
Honesti Basyir	Director	2012

Information:

1)              Based on the decision of the AGMS in 2007, the concerned individual served as the Director of Information Technology Solution and Supply up to the AGMS in 2012, and on the decision of the AGMS in 2012 as the Director of Innovation and Strategic Portfolio.

As a follow up the implementation of the EGMS on Friday, December 19, 2014, Telkom has held a meeting of the Board of Directors on the same date and assigned nomenclature for the Board of Directors of Telkom as follows:

1.              Alex J. Sinaga as President Director

2.              Heri Sunaryadi as Director of Finance

3.              Indra Utoyo as Director of Innovation and Strategic Portfolio ("ISP")

4.              Dian Rachmawan as Director of Consumer Service ("CONS")

5.              Muhammad Awaluddin as Director of Enterprise and Business Service ("EBIS")

6.              Abdus Somad Arief as Director of IT Network and Solution ("NITS")

7.              Herdy Rosadi Harman as Director of Human Capital Management ("HCM")

8.              Honesti Bashir as Director of Wholesale & International Service ("WINS")

TASKS, RESPONSIBILITIES AND AUTHORITIES OF DIRECTORS

The task of each member of the Board of Directors in accordance to the field of activities which they are responsible, namely:

1.              President Director as the CEO of Telkom Group

-     Coordinate the process of structuring and/or reconstructing aspects of the corporate philosophy that include, but is not limited to, vision, mission, goals, corporate culture, as well as leadership architecture.

-     Formulate and declare strategic direction in order to set the Company's ability to achieve sustainable competitive growth in all of our business portfolio, risk management as well as interfacing with external constituent within the group.

-     Control the function of strategic planning within the scope of Telkom group and direct the development efforts with a focus on the growth of new business portfolio.

-     Control the direction of the corporate in the attempt of driving new business, entering/developing new markets as well as internationalization/regionalization.

-     Control the management of strategic aspects and financial functions, human capital as well as innovation and strategic portfolio of the entire business portfolio that runs within the scope of the Telkom group.

-     Lead the process of leadership development of the Telkom Group, appoint as well as dismiss certain position holders in accordance with the stipulated career management regulations, and develop Telkom leaders as a group.

-     Periodically report the performance of the Company in accordance with the provisions applicable to public companies.

2.              Director of Finance ("KEU")

-     Determine the concept and formulation of the Long-Term Plan for the Company's financial scope within the Telkom group.

-     Facilitate the formulating process of the concept of corporate strategy level, especially financial & assets perspective to aspects such as, but not limited to, strategic budgeting, business and investment, parenting strategy, subsidiary performance, capital management and supply management.

-     Define the functional strategy and policy in the field of finance and assets, which include, among others, but not limited to, financial policy, asset management policy, supply management policy and financial system support policy.

-     Define strategic and functional policies in the field of risk management to ensure the effectiveness of the business continuity management.

-     Managing investor relations in order to maintain investor psychology.

-     Determine the governance policy, financial accounting management, management accounting, corporate finance, supply and risk as well as control implementation.

-     Determine the policy, governance and mechanism management of the budgeting process of the Company (Company’s Budget Plan).

-     Carry out advisory functions in determining strategy at the level of corporate level strategy, in particular for matters related to Telkom’s financial resources in the group.

-     Ensure effective management of all risks in the business processes within the scope of the whole unit under the Finance Directorate.

3.              Director of Innovation & Strategic Portfolio (“ISP”)

-     To determine the concept and formula of the Company’s Long-Term Plan (corporate strategic scenario).

-     To determine the governance policies and the mechanisms of the management of corporate planning and strategy (policies on the level of planning and strategy - corporate level, business level and functional level).

-     To determine the strategy and the policy of the Telkom Group’s business portfolio.

-     To determine the strategy, policy and recommendation for corporate action and strategic investment for the development of Telkom Group’s business.

-     To determine the innovation strategy in order to explore new sources of growth for Telkom Group’s business portfolio.

-     To determine the parenting strategy to harmonize and optimize the capability of the Telkom Group’s business entities.

-     Determine the policy, governance and mechanisms of innovation in the development of Telkom Group's business portfolio.

-     Determine the policy, governance and management mechanisms of Telkom Group’s synergy.

-     Carry out advisory functions in the process of defining a strategy at the corporate level strategy, particularly for matters related to the development aspects of the business portfolio.

-     Ensuring the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the ISP directorate.

4.          Director of Human Capital Management ("HCM")

-     Determine the concept and formulation of the Long-Term Plan on Human Capital and Human Capital Master Plan as a group.

-     Facilitate the process of formulating the concept of corporate level strategy, especially for aspects related to the development of a center of excellence, for people aspect, human capital, organization design, corporate culture, leadership architecture and industrial relation.

-     Define functional strategy and policy in the areas of human capital, such as, but not limited to, the field of human capital development, human capital system, human capital operation, organization development, and industrial relations.

-     Prepare and execute Telkom Smart Office programs.

-     Determine the policy, governance, management and planning mechanism as well as resources management (associated with the development, utilization and management of human resources) and organization development.

-     Determine the policy, governance, coaching mechanism and interrelation with entities/institutions related to the human resources management, including but not limited to, institutions that deal with pension fund management, the health of employees and retirees, the development of skills and competencies or educational institutions, as well as employee union.

-     Implementing a program of Partnership and Community Development.

-     Carry out advisory functions in determining corporate strategy at the corporate level, particularly for matters related to human resources within the Telkom group.

-     Ensuring the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the HCM directorate.

5.              Director of Network, IT & Solution ("NITS")

-      Determine business planning and strategy to leverage the ability of the Company's resources in order to develop/raise/exploit established business/services through the utilization of infrastructure, IT and solution in synergy to support Telkom Group’s business portfolio.

-      Determine policy, governance, and mechanism in order to utilize the infrastructure/network to support Telkom Group's business portfolio.

-      Determine policy, governance, and mechanism in order to utilize IT to support Telkom Group's business portfolio.

-      Determine policy, governance, and mechanism in order to shape superior performance over the service/solution that supports the sustainable competitive growth of Telkom Group.

-      Manage and control parenting mechanism in accordance with the parenting strategy of all units under the Directorate of Network, IT and Solutions (NITS) and/or other units that directly involved in the process of conducting utilization activities and infrastructure operations.

-      Ensure the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the Directorate of NITS.

6.               Director of Consumer Service ("CONS")

-     Determine planning and business strategy to leverage the ability of the Company's resources in realizing competitive advantage to win the competition and for long-term growth of the business portfolio of the consumer segment (consumer home services and consumer personal services) within the scope of Telkom group.

-     Determine parenting policies and mechanisms in order to create company value through the optimization and harmonization of interrelation between "parent" and all business operations managing entities of the consumer segment within the scope of Telkom group.

-     Determine policy, governance and management mechanisms of marketing function of the consumer segment.

-     Determine policy, governance and management mechanisms of sales function and/or channel partnership of the consumer segment.

-     Determine policy, governance, and customer relationship management mechanism of the consumer segment.

-     Ensure the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the Directorate of Consumer Service.

7.              Director of Enterprise Business Service ("EBIS")

-     Determine planning and business strategy to leverage the ability of the Company's resources in realizing competitive advantage to win the competition and to achieve long-term growth of the business portfolio of the corporate segment (enterprise, government and business) within the scope of Telkom group.

-     Determine parenting policies and mechanisms in order to create company value through the optimization and harmonization of interrelation between "parent" and all business operations managing entities of the corporate segment (enterprise, government and business) within the scope of Telkom group.

-     Determine policy, governance and management mechanisms of marketing function of the corporate segment (enterprises, government and business).

-     Determine policy, governance and management mechanisms of sales function and/or account management of the corporate segment (enterprises, government and business).

-     Determine policy, governance, and customer relationship management mechanism of the corporate segment (enterprises, government and business).

-     Ensure the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the Directorate of EBIS.

8.              Director of Wholesale & International Service ("WINS")

-     Determine planning and business strategy to leverage the ability of the Company's resources in realizing competitive advantage to win the competition and to achieve long-term growth of the business portfolio of the wholesale and international business segment within the scope of Telkom group.

-     Determine parenting policies and mechanisms in order to create company value through the optimization and harmonization of interrelation between "parent" and all business operations managing entities of the wholesale and international business segment within the scope of Telkom group.

-     Determine policy, governance and management mechanisms of marketing function of the wholesale and international business segment.

-     Determine policy, governance and management mechanisms of sales function and/or account management of the wholesale and international business segment.

-     Determine policy, governance, and customer relationship management mechanism of the wholesale and international business segment.

-     Ensure the effectiveness of the management of all risks in the business processes within the scope of the whole unit under the Directorate of WINS.

DELEGATION OF AUTHORITY AND COMPANY’S MANAGEMENT POLICIES BY BOARD OF DIRECTORS

When a certain member of the Board of Directors is absent, the concerned member may appoint Temporary Substitute Employee to directly take over the authority, duties and functions of the concerned member. The procedure of appointment and accountability of the implementation of duties of the Temporary Substitute Employee is stipulated in the Board of Directors’ Charter.

During the reporting year, there is 42 delegation of authority of a member of the Board of Directors to other members or other Temporary Substitute Employee.

MEETINGS, ATTENDANCE AND RESULTS/RESOLUTIONS OF THE MEETING OF THE BOARD OF DIRECTORS

The meeting of the Board of Directors is chaired by the President Director, however, this position can be replaced by other Directors if the President Director is unable to attend for some reason. The meeting of the Board of Directors may be held at any time if deemed necessary at the request of one or more members of the Board of Directors or at the request of the Board of Commissioners or at the written request of one or more shareholders who own at least one-tenth or more of the outstanding common shares.

Meeting quorum is achieved when more than half of the members of the Board are present or legally represented in the meeting. Each member present at the meeting has one vote (and one vote for each one of the other Directors who are represented).

The decision-making in the meeting of the Board of Directors is based on consensus. If consensus is not reached, then the decision-making will be done through majority vote of members of the Board of Directors in attendance.

Frequency of Meetings and Meeting Attendance

Throughout 2015, meeting of the Board of Directors was held for 47 times with the level of attendance of each member of the Board of Directors of Telkom is as follows.

Name	Title	The number of meetings attended	% Attendance
Alex J. Sinaga	President Director	44	88.0%
Heri Sunaryadi	Director	44	88.0%
Indra Utoyo	Director	46	92.0%
Dian Rachmawan	Director	46	92.0%
Muhammad Awaluddin	Director	44	88.0%
Abdus Somad Arief	Director	44	88.0%
Herdy Rosadi Harman	Director	44	88.0%
Honesti Basyir	Director	45	90.0%

NO	DATE	AGENDA
1	January 6, 2015	Monitoring Operational Performance, Financial and Telkom’s Shares as well as discussion on Industry Condition of Telkom
2	January 13, 2015	Management of Internal Communication, Business Performance, Telkom’s Fund Raising, discussion on Telco Industry, USO
3	January 20, 2015	Business Performance, Tax Management, Telco Industry, Progress of Integrated Audit Financial Year 2014, Satellite Business
4	February 4, 2015	Business Performance, Telkom’s Shares Performance, Telco Industry, Progress of TLT
5	February 10, 2015	Operation & Financial Performance
6	February 17, 2015	Operation & Financial Performance, Assets Management, GMS of the Subsidiaries, Telkom Smart City, Telco Industry, Management Report of January 2015
7	February 24, 2015	Operation & Financial Performance, Telkom Smart City, Telco Industry
8	March 3, 2015	Operation & Financial Performance, Telkom’s Shares Performance, Assets Management, WiFi
9	March 10, 2015	Operation & Financial Performance, CRM IT Tools Development, Telco Industry
10	March 13, 2015	Conference call on FY 2014
11	March 17, 2015	Update Workshop CSS, Operation & Financial Performance, WiFi, Cooperation on SmartCity, Progress of SMPCS inauguration, Management Report of February 2015
12	March 24, 2015	Telco Industry, Operation & Financial Performance, Satellite
13	March 31, 2015	Operation & Financial Performance, Satellite, Management Workshop Report of Territory Division, DAPEN’s Business, Telco Industry
14	April 7, 2015	Operation & Financial Performance, Telkom’s Shares Performance, Telco Industry
15	April 14, 2015	Preparation for the AGMS, Operation & Financial Performance, Program PMO, Endorsement Preparation on the 60th Anniversary Commemoration of KAA, SMPCS Implementation
16	April 21, 2015	Operation & Financial Performance, Management Report of March 2015
17	May 12, 2015	Operation & Financial Performance, Telkom’s Shares Performance
18	May 19, 2015	Operation & Financial Performance, Progress of CSS, Telco Industry, Public Expose, Management Report of April 2015
19	May 26, 2015	Operation & Financial Performance, Telco Industry
20	June 3, 2015	Operation & Financial Performance, TV Business, Telkom’s Shares Performance
21	June 9, 2015	Operation & Financial Performance, Program PMO, Telkom’s Shares Performance
22	June 16, 2015

Operation & Financial Performance, Program PMO, Telkom’s Shares Performance, Preparation of MoU between Telkom – Ministry for Agrarian Affairs and Spatial/BPN, Business Content, Management Report of May 2015

23	June 24, 2015	Operation & Financial Performance, Telco Industry
24	June 30, 2015	Operation & Financial Performance, High Speed Internet and Wifi, Content of UseeTV
25	July 7, 2015	Operation & Financial Performance, Telkom’s Shares Performance, Final Presentation of CSS
26	July 14, 2015	YAKES Business, DAPEN Business, Operation & Financial Performance, Turn Around Program
27	July 28, 2015	Operation & Financial Performance, Turn Around Program, The Company’s Performance in June 2015
28	August 5, 2015	Operation & Financial Performance, Turn Around Program, Satellite Business
29	August 18, 2015	Operation & Financial Performance, Management Report of July 2015
30	August 25, 2015	Operation & Financial Performance, Initiative Program of BUMN Synergy
31	September 1, 2015	Operation & Financial Performance, Progress of Telkom Landmark Tower, Bandung ICT Expo 2015, Transfer of Treasury Stock as a Result of BuyBack Share Program - Stage III Post ESOP
32	September 8, 2015	Operation & Financial Performance, Indihome, Video Business Strategy
33	September 15, 2015	Operation & Financial Performance, CAM 2016, Olimpiakom
34	September 22, 2015	Operation & Financial Performance, Digital Service Division and Change Management Group
35	September 29, 2015	Satellite Business, Permen 09/2015 PKBL, Operation & Financial Performance
36	October 6, 2015	Operation & Financial Performance, Progress of Telkom Landmark Tower, Organization of Digital Service Division, KPKU 2015
37	October 13, 2015	Operation & Financial Performance, Telkom’s Shares Performance
38	October 20, 2015	Operation & Financial Performance, WINS, Preparation of the 2016 Telkom’s Calendar, Management Report of September 2015
39	October 27, 2015	Operation & Financial Performance, EBIS & Unconsolidated, Transfer of the rest of Treasury Stock Stage 3, Progress of KPKU Report, Telkom Smart Office
40	November 10, 2015	Operation & Financial Performance, Implementation of KPKU Assessment
41	November 17, 2015	Operation & Financial Performance, Management Report of October 2015
42	November 24, 2015	Operation & Financial Performance
43	December 1, 2015	Operation & Financial Performance, Telkom 3S Satellite, IPTV, TLT
44	December 8, 2015	Operation & Financial Performance, TeSCA Award 2015, Management Report of November 2015
45	December 15, 2015	Operation & Financial Performance, NARU Program, Progress of IPTV Platform
46	December 22, 2015	Operation & Financial Performance, The Company’s Performance in November 2015
47	December 29, 2015	Operation & Financial Performance

COMPETENCE ENHANCEMENT PROGRAM OF THE BOARD OF DIRECTORS

As State-Owned Enterprises in general, Telkom has two types of program aimed at improving the competence of members of the Board of Directors in carrying out its duties, namely the Orientation Program/Introduction of the Company to the Board of Directors and Capacity Building Program.

Orientation Program/Introduction of the Company

This program is a regular program carried out to improve mutual understanding among members of the newly established Board of Directors. The focus of the Orientation Program includes, among others:

-      Orientation Program about the Company shall be given to Members of the Board of Directors who serve for the first time in the Company;

-      The responsibility to hold the orientation program is at the President Director or if the President Director is absent, the responsibility for the implementation of the orientation program is at the Main Commissioner or other members of the Board;

-      The material provided in the Orientation Program includes the following:

•       Implementation of the principles of good corporate governance by the Company;

•       Description of the company with regard to the aim, nature, scope of activities, products, financial performance and operations, strategies, short-term and long-term business plan, competitive positioning, risks and various other strategic issues;

•       Explanation related to the delegated authority, internal audit, external audit, internal control systems and policies as well as the duties and role of the Team, other Committees established by the Company;

•       The legal responsibilities of the members of the Board of Directors;

•       Description of the employment relationship, the duties and responsibilities of the Board of Directors;

•       and other functions and responsibilities of the Board of Directors.

Given that there is no change in personnel composition of the Board of Directors of Telkom within the reporting year, this program is not organized.

Capacity Building Program

This program is conducted through the implementation/participation of the members of the Board of Directors of Telkom in various training programs conducted by the Company and/or credible external parties. Throughout 2015, various training programs, workshops, conferences and seminars, attended by several members of the Board of Directors for competence enhancement are as follows.

Table on Training/Workshop/Seminar to improve the competence of Board of Directors

Name	Program	Location	Date
Alex J. Sinaga	Indonesia Telecom and E-Commerce Conference 2015	Jakarta	March 1, 2015
	Asia-Africa Conference Commemoration Participant	Bandung	April 24, 2015
	Ultimate Forces Session – Commisionership Training	Jakarta	September 5, 2015
	BUMN Marketers Award 2015	Jakarta	September 5, 2015
	Speaker at the “Assessment Indonesia Human Capital Study 2015”	Jakarta	October 1, 2015
	Superior Performance Assessment Criteria (Kriteria Penilaian Kriteria Unggul/”KPKU”)	Jakarta	November 16, 2015
Muhammad Awaluddin	Workshop in Mix Method Research (MMR) & Software NVIVO 10	Bandung	February 28, 2015
	Doctorates Program on Management National Seminar, Ministry of Tourism, with the theme “Strategy to Achieve 20 Million International Tourists by 2019: A Pentahelix Collaboration”	Bandung	May 02, 2015
	Seminar "Power Talk - Transformation & Value Creation in Banking & Telecommunication"	Jakarta	July 30, 2015
	EXECUTIVE EDUCATION: Strategic Management: Creating and Sustaining Competitive Advantage - Cambridge Judge Business School	Cambridge	October 03-10, 2015
	Third Conference of GARCOMBS (The Global Advanced Research Conference on Management and Business Studies)	Bali	October 14-15, 2015
	“Strategic Partnership between Cluster Defense SOE and Hi-Tech” FGD Participant	Bandung	December 02, 2015
Dian Rachmawan	Executive Education: “Program HR Strategy in Transforming Organizations”.	Jakarta	May 10-15, 2015
	FTTH Council Asia Pacific 2015: Driving Indonesia’s focus on extending broadband subscribers	Jakarta	May 20, 2015
	Summit Between Huawei & Telkom: “The Rise of The King of Digital".	Jakarta	May 29, 2015
	BRTI Sharing Session: “The Telecommunication Industry”.	Jakarta	November 2, 2015

Name	Program	Location	Date
Honesti Basyir	Mobile World Congress 2015 Participant	Barcelona	March 2-4, 2015
	Benchmark One Network to Telecom Italy, Rome	Rome	March 5, 2015
	Head of Delegation to the Public Hearing with the Guam Public Utility Council (GPUC) for the GTA M&A process	Guam	August 11-13, 2015
Abdus Somad Arief	Mobile World Congress (Participant)	Barcelona	February 2-4, 2015
	Seminar INDOTELKO (Speaker)	Jakarta	March 24, 2015
	FTTH Council Asia Pacific 2015 (Panelist)	Jakarta	May 20, 2015
	IEEE-APWiMob Conference 2015 (Keynote Speaker)	Bandung	August 27, 2015
	ITU Regional Workshop (Keynote Speaker)	Jakarta	September 10, 2015
	World Radio Conference 2015 (Delegation)	Geneva	November 23-28, 2015
Herdy Harman	Sharing session with ThyssenKrupp	Jakarta	August 19, 2015
	Sharing session with the Malaysian Trade Union	Makassar	August 27, 2015
	Sharing session with the Indonesia Human Capital Study (IHCS)	Jakarta	September 2, 2015
	“Reward and Punishment for BUMN Executives” FGD	Jakarta	December 17, 2015
Heri Sunaryadi	Indonesia Telecom & e-Commerce Conference	Jakarta	March 12, 2015
	“2015 Investment Prospects” by Bahana TCW Investment Management”	Frankfurt	May 11, 2015
	Telkom Group Directorship Program	Bandung	June 10, 2015
	CIMB 9th Annual Indonesia Conference	Bali	June 11, 2015
Indra Utoyo	Participant at World Mobile Congress	Barcelona	March 2-4, 2015
	INSEAD Leadership Series 2015	Jakarta	June 12, 2015
	Participant at Indonesian Business Forum (Executive Economic Program)	Jakarta	September 21, 2015
	Participant at Indonesian Economic Quo Vadis / National Economic Seminar	Jakarta	October 5, 2015
	Participant at CORE Indonesia	Jakarta	November 18, 2015
	Participant at FGD Road Map BUMN 2015-2019	Karimun Jawa Island	November 20-22, 2015

EVALUATION/ASSESSMENT OF THE PERFORMANCE OF THE BOARD OF DIRECTORS

Basic Criteria for Qualitative and Quantitative Assessments

Criteria used in the assessment on the performance of members of the Board of Directors is based on a balanced scorecard that measures four main aspects, namely financial, customer, internal business process and learning and growth process as well as containing three elements of Key Performance Indicator (KPI), namely shared KPI, common KPI and specific KPI.

Shared KPI is a KPI with same naming, target, realization and achievement for the entire Board of Directors. Common KPI is a KPI with same naming and target, yet it has different realization and achievement from each member of the Board of Directors. Specific KPI is a KPI that is different for each member of the Board of Directors and a specific program that becomes a part of the main task and priority of each Director and the Directorate that he or she leads.

Implementing Process of the Performance Assessment of the Board of Directors

Assessment of the performance of the Board of Directors is conducted both by the Board of Commissioners and the General Meeting of Shareholders, by referring to the achievement of key performance indicator ("KPI") of the Board of Directors in the execution of its duties and responsibilities in accordance with the Article of  Association, to achieve the realization of the Company’s Budget Plan.

KPI achievement of the Directors, which will be a reference assessment for the Board of Commissioners, is obtained after a process of internal determination. Assessment on the performance of the Board of Directors is started by filling out the Management Contract online and it is then followed by a face-to-face meeting as part of the clarification process and aimed to determine final results of performance. The results will be submitted to the Performance Committee and President Director, which will be finalised and submitted to the Board of Commissioners.

In 2015, the performance of the Board of Directors also re-assessed by a Team appointed by the State Ministry of State-Owned Enterprises to assess the company's performance with reference to the Superior Performance Assessment Criteria (KPKU) of State-Owned Enterprises. KPKU is none other than the superior performance assessment criteria based on the Malcolm Baldrige Criteria for Performance Excellence (MBCFPE).

Parties who Perform the Assessment

Internal party who conducts the assessment on the performance of the Directors Management Contract is the Performance Committee and the Board of Directors. Overall, the performance assessment of the Board of Directors is carried out by the Board of Commissioners through the mechanism of General Meeting of Shareholders according to existing regulations.

POLICIES, PROCEDURES AND REMUNERATION OF BOARD OF DIRECTORS

BOD Remuneration Policy

Each member of the Board of Directors is entitled to monthly remuneration and allowances. They are also entitled to the tantiem  based on the performance and achievement of the Company, which amount is determined by the shareholders at the GMS. Members of the Board of Directors are also entitled to lump sum benefits when they quit from their position.

Remuneration for the members of the Board of Directors is calculated based on a formula developed by the Nomination and Remuneration Committee, which is also used to determine the salary of the members of the Board of Directors, and the amount refers to the percentage of the President Director’s salary approved by the GMS. In accordance with the Regulation of the Minister of State-Owned Enterprises No. PER-04/MBU/2014, GMS can assign revenue by certain type and/or magnitude different from the one that is stipulated in the Ministerial Regulation.

Procedure to Determine Remuneration for the Board of Directors

The procedure to determine remuneration for members of the Board of Directors is as follows:

1.              The Board of Commissioners asks the Nomination and Remuneration Committee to draft the proposed remuneration of the Board of Commissioners and Directors.

2.              The Nomination and Remuneration Committee asks an independent party to draw up a framework for the remuneration of the Board of Commissioners and Directors.

3.              The Nomination and Remuneration Committee proposes the remuneration to the Board of Commissioners and Directors.

4.              The Board of Commissioners proposes remuneration of the members of the Board of Commissioners and Directors to the GMS.

5.              The GMS delegate the authority and power to the Board with prior approval of Dwiwarna A Series Shareholders to set the remuneration of the members of the Board of Commissioners and Directors.

Type of Remuneration

The type and amount of remuneration of the Directors refer to the provisions of the Board of Commissioners on the Remuneration of Commissioners and Directors, which is based on the Regulation of the State Minister of State-Owned Enterprises No. PER-04/MBU/2014 on Guidelines to Determine the Income of Directors, Board of Commissioners and Board of Trustees of State-Owned Enterprises. Based on the Regulation, the income components of the Board of Directors consist of:

•                The proportion of Director’s salary is set for 90% of the salary of the President Director.

•                Various Allowances for Directors, at the discretion of each company, include:

o   religious holiday allowance

o   sabbatical leave allowance

o   Communication allowance (at cost)

o   Pension/post-office allowance

o   1 (one) official residence along with supplies, maintenance and the security for each member of the Board of Directors

•                Facilities for Directors

o   1 (one) official vehicle along with maintenance and operational costs for each member of the Board of Directors

o   Health facilities in accordance with the applicable regulations of the Company

o   legal assistance for matters relating to the implementation of duties

o   Club Membership/Corporate Member facilities, by  taking into account the capability of the Company.

•                Bonus/Performance Incentive

The provisions for determining bonus/performance incentive for the Board of Directors, as stipulated in the Regulation, are among others:

o   Bonus is given in the event when state-owned enterprises make profits in the financial year concerned.

o   Bonus is an annual employee benefits based on the performance of the company which amount is determined by the General Meeting of Shareholders.

The amount of remuneration of Directors in 2015

In 2015, total remuneration paid to all Directors is Rp119.2 billion. Taxes from Remuneration borne by the Company amounted to Rp7.6 billion.

Remuneration table for each Member of the Board of Directors.

Board of Director			Value (Rp million)
	Honorarium	Tantiem & THR	Allowance	Total
Alex J. Sinaga	2,112.0	548.4	300.0	2,960.4
Heri Sunaryadi	1,900.8	486.7	300.0	2,687.5
Indra Utoyo	1,900.8	12,755.3	300.0	14,956.1
Dian Rachmawan	1,900.8	486.7	300.0	2,687.5
Muhammad Awaluddin	1,900.8	12,755.3	300.0	14,956.1
Abdus Somad Arief	1,900.8	486.7	300.0	2,687.5
Herdy Rosadi Harman	1,900.8	486.7	300.0	2,687.5
Honesti Basyir	1,900.8	12,755.3	300.0	14,956.1
Arief Yahya*	-	11,581.8	-	11,581.8
Ririek Ardiansyah*	-	12,265.3	-	12,265.3
Priyantono Rudito*	-	12,265.3	-	12,265.3
Rizkan Chandra*	-	12,265.3	-	12,265.3
Sukardi Silalahi*	-	12,265.3	-	12,265.3

Note *) until EGMS date of December 19, 2014

SHARE OWNERSHIP BY BOARD OF DIRECTORS

Name	Number of Shares	Percentage of Ownership (%)
Alex J Sinaga	42,723	0.00004
Indra Utoyo	1,182,295	0.00120
Honesti basyir	1,155,295	0.00118
Dian Rachmawan	98,505	0.00010
Muhammad Awaluddin	1,154,755	0.00118
Heri Sunaryadi	37,965	0.00004
Abdus Somad Arief	37,965	0.00004
Herdy Rosadi Harman	37,663	0.00004

The Total accrued remuneration of Board of Commissioners and Directors for 2015 was Rp161 billion, consisting of long-term incentives and tantiem.

COMMITTEES UNDER THE BOARD OF COMMISSIONERS

In carrying out its duties, the Board of Commissioners is assisted by committees under the coordination of the Board of Commissioners, namely: Audit Committee, Nomination and Remuneration Committee, as well as Planning and Risk Evaluation and Monitoring.

AUDIT COMMITTEE

The Audit Committee was formed in order to meet the principles of accountability of the public state-owned company in accordance with the laws and regulations in Indonesia. With the main task of enforcing accountability, the Audit Committee has duties and responsibilities, among others, as follows: (i) to ensure that the Company's financial information is presented fairly in accordance with financial accounting standards in Indonesia and the legislation in force; (ii) to provide an independent opinion in the event of disagreements between the management and Accounting for its services rendered; (iii) to provide recommendations to the Board of Commissioners regarding the appointment of an Accountant based on independence, the scope of the assignment, and the fee; (iv) to ensure that the internal control structure of the Company is implemented effectively, including through examining complaints related to the accounting and financial reporting processes, (v) to ensure that the implementation of internal and external audit is conducted in accordance with the applicable auditing standards, and (vi) to ensure the adherence of the Company against the legislation in the field of capital market and other laws and regulations relating to the Company's activities.

CHARTER OF AUDIT COMMITTEE

The details of duties, responsibilities and obligations of the Audit Committee are outlined in the Audit Committee Charter (Charter) that is applied based on the decision of the Board of Commissioners. One of the main tasks of the Audit Committee is to conduct oversight of financial reporting process, including by monitoring and evaluating the independence of the independent auditor. While the management is responsible for contents of Financial Statement.

MEMBERSHIP REQUIREMENTS

Fit and proper test for the Committees under the Board of Commissioners

Based on the Audit Committee Charter, the membership requirements of the Audit Committee are as follows:

Independent Commissioner

1.     It is not the people who work or have the authority and responsibility for planning, directing, controlling or supervising activities of the Company within the last 6 (six) months;

2.     Not having shares, either directly or indirectly, in the Company;

3.     Not affiliated with the Company, members of the Board of Commissioners, members of the Board of Directors or main shareholders of the Company;

4.     Not having a business relationship, either directly or indirectly, with the Company's business activities.

Independence Requirements

1.     It is not a person in a Public Accounting Firm, Law Firm, Office of Public Appraisal Services, or any other parties who give assurance services, non-assurance services, appraisal services and/or other consulting services to the Company for a minimum of 6 (six) months before being appointed by the Board of Commissioners;

2.     It is not the people who work or have the authority and responsibility for planning, directing, controlling or supervising activities of the Company within 6 (six) months prior to appointment by the Board of Commissioners;

3.     Not having shares, either directly or indirectly in the Company. In the case of members of the Audit Committee of the Company acquire shares either directly or indirectly as a result of a legal event, then these shares shall be transferred to another party within a maximum period of 6 (six) months after obtaining the shares.

4.     Not having a business relationship, both directly or indirectly with the Company's business activities;

5.     Not affiliated with members of the Board of Commissioners, members of the Board of Directors or the main shareholders of the Company.

Integrity and Competence Requirements

1.     Have high integrity, ability, knowledge, experience compatible with its field of work and be able to communicate well;

2.     Comply with the code of conduct established by the Company;

3.     At least one member of the Audit Committee must have the educational background and experience in finance, accounting and auditing where the member concerned is assigned as finance and accounting expert of the Audit Committee;

4.     Must have the knowledge to read and understand financial statements and the audit process;

5.     Must understand the business of the company, in particular services and business activities of the Issuer or Public Company, the audit process, risk management and regulations on Capital Market as well as other relevant legislations;

6.     Continuously improve the competence through education and training;

7.     Aware and understand the function of the Audit Committee.

Accounting and Financial Expert Requirements

1.     Understand and comprehend the Financial Accounting Standards either in Indonesia and the United States;

2.     Experienced in applying accounting standards, in particular the ones that is related with accounting judgments and estimates, actualization and establishment of reserves (of funds);

3.     Experienced in preparing and carrying out a general audit of the financial statements;

4.     Understand and comprehend the internal control over financial reporting, including the audit process.

TERM OF OFFICE OF THE MEMBERS OF AUDIT COMMITTEE

In 2015, there were several changes in the composition of the Audit Committee. The first change is in accordance with the resolution of the Board of Commissioners No. 02/KEP/DK/2015 dated February 2,  2015 which sets the composition of the Audit Committee as follows: (i) Johnny Swandi Sjam (Chairman - Independent Commissioner); (ii) Tjatur Purwadi (Secretary - external members who are not affiliated); (iii) Virano Gazi Nasution (Member - Independent Commissioner); (iv) Parikesit Suprapto (Member - Commissioner); and (v) Agus Yulianto (independent and unaffilitated external member).

With the changes in the composition of the Board of Commissioners set out in the Annual General Meeting of Shareholders on April 17, 2015, the composition of the Audit Committee has also changed in accordance with the decision of the Board of Commissioners No. 06/KEP/DK/2015 dated May 7 2015, and consists of: (i) Rinaldi Firmansyah (Chairman - Independent Commissioner); (ii) Tjatur Purwadi (Secretary - external members who are not affiliated); (iii) Parikesit Suprapto (Member - Independent Commissioner); (iv) Dolfie Othniel Fredric Palit (Member - Commissioner) and (v) Agus Yulianto (independent and unaffiliated external member). In conformity with the provisions on Independence in the capital market, Mr. Dolfie Othniel Fredric Palit is appointed as non-voting member.

In September 2015, Mr. Agus Yulianto resigned from the Audit Committee, therefore through the decision of the Board of Commissioner No. 10/KEP/DK/2015 of September 30, 2015, the composition of the Audit Committee is as follows:

Membership	Name
Chairman	Rinaldi Firmansyah (Independent Commissioner)
Secretary	Tjatur Purwadi (External and unaffilitated external member)
Members	Parikesit Suprapto (Independent Commissioner) Dolfie Othniel Fredric Palit (Commissioner)

The following is a brief profile and the division of duties for each member of the Audit Committee:

Rinaldi Firmansyah - Independent Commissioner

As the Chairman of the Audit Committee, Rinaldi Firmansyah is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.

Tjatur Purwadi - Secretary/Member

Tjatur Purwadi has become a member of the Audit Committee since March 1, 2014 and is assigned to facilitate the execution of the duties of the Audit Committee, correspondence, prepare documents, produce report changes of the Audit Committee Charter, as well as coordinate the selection process of the independent auditor. In accordance with the decision of the Board of Commissioner No. 10/KEP/DK/2015 of September 30 2015, other than being the secretary of the Committee, he is also appointed as the finance and accounting expert of the Audit Committee.

Before becoming the secretary of Telkom’s Audit Committee, Tjatur Purwadi worked at PT Telekomunikasi Indonesia, Tbk since 1979 until 2012. During his work in PT Telkom Indonesia, Tbk, Tjatur Purwadi held several strategic positions of which he served as Vice President (VP) - Financial and Logistics Policy and Head of Internal Audit. After retiring from PT Telkom Indonesia, Tbk, he served as Director - Assurance Team KAP Tanudiredja, Wibisana and Partners/PwC. He holds a degree in Accounting from Gadjah Mada University and earned a Master's degree in Management from Padjadjaran University.

Parikesit Suprapto - Independent Commissioner

Parikesit Suprapto is in charge of supervising and monitoring the corporate governance as well as monitoring the capital market regulations and other legislation relating to the Company's operations.

Dolfie Othniel Fredic Palit - Commissioner

He is in charge of supervising and monitoring the corporate governance and monitoring the capital market regulations and other legislation relating to the Company's operations and monitoring the Company's information technology.

Virano Gazi Nasution - Independent Commissioner

Virano Gazi Nasution is tasked to supervise and monitor the Company's information technology.

INDEPENDENCE OF THE MEMBERS OF AUDIT COMMITTEE

Regulation of the Financial Services authority on the Audit Committee requires that the Audit Committee consists  of at least 3 (three) members, one of whom is an Independent Commissioner who acts as chairman, while the other two members must be independent, one of them should have expertise (in the context of Item 16A of Form 20 F) in the field of accounting and/or finance. To fulfil the independence requirements in accordance with the existing regulations in Indonesia, an external member of the Audit Committee:

1.     Should not be an executive officer of the Public Accounting Firm that provides audit and/or non-audit services to the Company within six months prior to his appointment as a member of the Audit Committee;

2.     Should not be a Telkom executive officer within six months prior to his appointment as a member of the Audit Committee;

3.     Should not to be affiliated with a majority shareholder;

4.     Should not have a family relationship with the Board of Commissioners or Board of Directors;

5.     Should not have, directly or indirectly, shares in the Company; and

6.     Should not have any business relationship relating to the Company's business.

EXEMPTIONS FROM THE LISTING REQUIREMENTS IN THE UNITED STATES FOR THE AUDIT COMMITTEE

The Law no. 40 Year 2007 regarding Limited Liability Companies does not require public companies to establish an audit committee as required by the Listing Standards of the New York Stock Exchange (“NYSE”). However, Regulation of the Financial Services Authority (FSA) No. IX.I.5 and the Regulaton of Indonesia Stock Exchange (IDX) No. 1-A requires the Board of Directors of a public company listed in the Stock Exchange to establish an Audit Committee comprising at least three members, one of whom is an Independent Commissioner who acts as chairman of the Audit Committee, while the other two members must be independent, and a minimum of one of them must have expertise in accounting and/or finance.

The NYSE Listing Standards, which are established under Rule 10A-3 (c) (3) of the Exchange Act, require a foreign private issuer whose shares are listed on the NYSE to have an Audit Committee comprised of independent directors. Nevertheless, based on the Rule 10A-3(c)(3), foreign private issuers may be exempted from the independence requirements if (i) government or home country stock exchange requires the Public Company to have the Audit Committee; (ii) there is a separate Audit Committee from the Board of Directors that has members from both inside and outside of the Board of Commissioners; (iii) Audit Committee members are not elected by the management and there is no executive officer in the company that acts as a member of the audit committee; (iv) government or home country stock exchange requires that the Audit Committee must be independent of the company’s management; and (v) the Audit Committee is responsible for the appointment, retention and oversight of the work of external auditors.

Telkom has an Audit Committee consisting of 4 (four) members: 2 (two) Independent Commissioners, 1 (one) Commissioner, and 1 (one) independent external members who are not affiliated with Telkom.

Not all members of the Telkom’s Audit Committee are independent directors as required in Rule 10A-3 under the Exchange Act. Telkom refers to a general exemption under the Rule 10A-3(c)(3) on the composition of the Audit Committee. We are confident that the reference on the general exemption will not create the reverse impact materially on the ability of the Audit Committee to act independently.

We also believe that the aim of restrictions that each of the members of the Audit Committee is an independent director is to ensure that the Audit Committee is independent from the influence of management and would provide a separate forum from the management in which auditors and other interested parties can conduct discussions in a straightforward manner. Regulations of the Audit Committee issued by the OJK require that each member of the Audit Committee must be independent. Regulation of the Audit Committee issued by the OJK also requires that at least two members of the Audit Committee, the external independent members, are not only independent of the management but also to the Board of Commissioners and the Board of Directors and the Company as a whole. Therefore, we believe that the standard set out in the regulation of the Audit Committee issued by the OJK is quite effective in ensuring the ability of the Audit Committee to act independently.

Aside from the above, unlike the requirements set forth in the NYSE listing requirements, based on the provisions applicable to the Audit Committee in Indonesia, Telkom’s Audit Committee does not have direct responsibility for the appointment, compensation and retention of external auditors. Telkom’s Audit Committee can only recommend the appointment of an external auditor to the Board of Commissioners, and the decision of Board of Commissioners is subject to shareholders’ approval.

QUALIFICATION OF MEMBERS OF THE COMMITTEE

Financial Expert of the Audit Committee

The Board of Commissioners has appointed Mr. Tjatur Purwadi, the secretary of the Audit Committee, as a Financial and Accounting Expert of the Audit Committee as described in Item 16A of Form 20-F, and as an “independent” member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Tjatur Purwadi has been the secretary of the Audit Committee since March 2014.

PRE-APPROVAL PROCEDURES AND POLICIES OF AUDIT COMMITTEES

Telkom has implemented pre-approval policies and procedures that require all non-audit services given to the Public Accounting Office designated as the independent auditor must first obtain the agreement of the Audit Committee. Based on the Audit Committee Charter, non-audit services may be permitted to be done by the independent auditor with the provisions: (i) the Board of Directors must convey to the Audit Committee (through the Board of Commissioners) a description of non-audit services to be done by the independent auditor; and (ii) Audit Committee will decide if the proposed non-audit services will influence the independence of the independent auditor or will cause conflict of interest or will cause common interest.

Consistent with Section 10(i)(B) from the Exchange Act paragraph (c) (7) (i) (C) and Rule 2-01 Regulation S-X which was issued based on said Law, the Audit Committee Charter gives exception to the Pre-Approval requirements for non-audit services which is permitted if (i) the total cost of non-audit services is not more than five percent from the cost of audit paid for by Telkom to the independent auditor during the accounting year when said services were given; (ii) the proposed services are not considered as non-audit services when the implementation agreement was signed. Besides the aforementioned two things, non-audit services must be agreed upon beforehand by an Audit Committee member who is granted the authority to give pre-approval from the Audit Committee or directly by the Audit Committee.

TASKS AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

Based on the Audit Committee Charter, the Audit Committee is mainly responsible for:

•    Supervising the auditing process and the Company finances reporting process;

•    Providing recommendations to the Board of Commissioners on the appointment of external auditors.

•    Discussing with internal and external auditors about all scope of work, including audit and non-audit work as well as their audit plans;

•    Reviewing the Telkom consolidated financial report as well as the effectiveness of internal control over financial reporting (“ICOFR”);

•    Holding regular meetings with internal and external auditors without the presence of management, to discuss evaluation results and their audits as well as the quality of the Telkom financial report as a whole;

•    Receiving and handling complaints; and

•    Conducting other tasks given by the Board of Commissioners, particularly in fields related to accounting and finances, as well as other obligations required under capital market regulations.

The Audit Committee can appoint an independent consultant or a professional adviser to assist in conducting its tasks.

WORK MEETINGS / MEETINGS ATTENDANCE

Throughout 2015, the Audit Committee has held meetings as many as 34 times. The meetings were held according to provisions in the Audit Committee Charter with the purpose of facilitating the implementation of tasks and responsibilities of every Audit Committee member. The number of meetings and attendance levels are as follows:

Number of Audit Committee Meetings Table

Name	Number of Meetings	Number of Attendance	Attendance Percentage (%)
Rinaldi Firmansyah *	12	11	92
Johnny Swandi Sjam **	20	20	100
Virano Gazi Nasution **	20	11	55
Tjatur Purwadi	34	34	100
Parikesit Suprapto	34	25	75
Dolfie Othniel Fredric Palit ***	20	15	75
Agus Yulianto ****	27	26	96

(*)   Starting May 2015

(**)  Until March 2015

(***) Starting May 2015

(****) Until August 2015

TASK IMPLEMENTATION REPORTS OF THE AUDIT COMMITTEE IN 2015

The following is the activities report of the Audit Committee for the 2015 financial year:

Independent Auditor and Auditor Independence

In 2015, Telkom once again appointed KAP Purwantono, Suherman & Surja which then in 2015 became KAP Purwantono, Sungkoro & Surja, member firm of Ernst & Young Global Limited (“EY”) as independent auditor to conduct an integrated audit in accounting period 2015. The re-appointment of EY as independent auditor was decided by the Board of Commissioners, in line with the decision of the Annual General Meeting of Shareholders (RUPS) on April 17, 2015 which delegated the authority to appoint the public accountant office to the Board of Commissioners.

The Audit Committee has reviewed and discussed with EY about the quality and acceptability of the financial accounting standards implemented by the Company. Based on the results of the integrated audit, EY is responsible for providing views on the proper presentation of the consolidated financial report in accordance with financial accounting standards in Indonesia and the International Financial Reporting Standard (IFRS) and views on the effectivity of internal control over financial reporting in line with the criteria from the Committee of Sponsoring Organizations of Treadway Commission (COSO).

The review and discussion of the Audit Committee also relates to matters based on audit standards on communications with the Audit Committee, standards from Public Company Accounting Oversight Board (“PCAOB”), Financial Services Authority (OJK) and US SEC regulations, as well as other applicable regulations, must be discussed with the Audit Committee.

In line with PCAOB 3526 – Communication with Audit Committee Concerning Independence regulations, EY has conveyed a letter to the Audit Committee, which provided an elucidation on all relations between EY and the Company that according to professional consideration they consider to disrupt independence. The Audit Committee has discussed with EY about the independence of the Public Accountant Office concerning management and the Company by considering the influence of non-audit services from the Public Accountant Office. Through said letter, EY has confirmed that, according to their professional opinion, EY is independent from the Company.

Integrated Audit

1.     The Audit Committee has analyzed the management report on the evaluation of management regarding the effectiveness of internal control on Company financial reporting and the EY report on the effectiveness of internal control on financial reports. The Audit Committee has also discussed significant deficiencies (“SD”) identified during the evaluation process and the auditing process with management and EY as well as management plans to remediate internal control weaknesses on the financial reports were not contained in SD of 2016.

2.     The Audit Committee has also discussed with internal auditors of the Company and EY on their audit plan and its entire scope. The Audit Committee has conducted meetings with internal auditors and EY, without the presence of management, to discuss the results of the examination and their evaluations on internal control on financial reporting as well as the quality of Company financial reporting as a whole.

The Audit Committee has also reviewed and discussed the consolidated financial audit report and notes on the consolidated financial audit report in the Annual Report (FORM 20F) with Company management. This discussion includes quality and acceptability of financial accounting standards applied by the Company, the merit of significant accounting estimate and judgment and adequacy of disclosure in the consolidated financial report. Management has confirmed to the Audit Committee that the consolidated financial report: (i) is the responsibility of management and was presented with integrity and objectivity; and (ii) was presented in line with Indonesian financial accounting standards and IFRS.

Based on the results of the discussions, the Audit Committee gave its recommendations to the Board of Commissioners, and the Board of Commissioners agreed that the consolidated financial auditing report and notes on the consolidated financial report as well as the management evaluation on the Company’s effectiveness of internal control over financial reporting will be included in the Annual Report on Form 20F which will be reported by the Company to the US SEC.

Whistlebower

1.     The Audit Committee has arranged a procedure to receive and handle complaints related to accounting issues, internal control and auditing, including procedures for keeping the anonymity of the reporter, and anonymous complaints by employees according to Financial Services Authority Regulation No.IX. 1.5 and Sarbanes-Oxley Act of 2002 Section  301 on Public Company Audit Committee.

2.     In 2015, there were 3 complaints, which were sent to the Whistleblower application, but after having been reviewed by the Audit Committee, the said complaints did not fit the Whistleblower criteria.

3.     In relations to company management risk, the Audit Committee also supervises and monitors fraud risk and financial reporting risks that might have material impact on financial reporting through Internal Audit.

Internal Auditor

1.     The Audit Committee reviews drafts of Annual Audit and Non-Audit Work Program Internal Audit Unit (“IA”) year 2015 compiled based on company risk level (Risk Based Approach Audit) before a decision by Management.

2.     The Audit Committee has reviewed and discussed the findings or international consultations including their recommendations towards the IA Annual Work Program 2015 and has monitored Management follow-ups based on the IA recommendations every quarter. In 2015, there were 480 recommendations by IA to the management and 340 have been followed-up, meanwhile 140 recommendations are in the process of follow-up because a large part of the recommendations were submitted by IA on the Fourth Quarter of 2015.

3.     The Audit Committee has monitored findings from the Audit Board of the Republic of Indonesia (“BPK”) in 2014 and follow-ups have been done by Management. In 2014, BPK reported 14 findings by submitting 52 recommendations to Management and 48 recommendations have been followed-up while 1  recommendations have not. For the 2015 BPK audit, until the date on this report, BPK is still in the process of auditing.

4.     Pursuant to the limited review of the IA unit, the Audit Committee monitored and supervised financial reporting fraud and risks that may have a material effect on Financial Statements.

Partnership Program and Community Development (“PKBL”)

The Audit Committee has reviewed and discussed with Management and EY about the PKBL Financial Report of accounting year 2015 and the PKBL Implementation Compliance Level Report on established regulations.

Jakarta, March 28, 2015

/s/

Rinaldi Firmansyah

(Chairman of Audit Committee)

NOMINATION AND REMUNERATION COMMITTEE

NOMINATION AND RENUMERATION COMMITTEE PERSONNEL

The list of members of the Nomination and Remuneration Committee (KNR) in line with the Decision of the Board of Commissioners No. 1/KEP/DK/2015 on February 2, 2015 as follows:

Position	Name
President / Member	Hendri Saparini / President Commissioner
Secretary	Ario Guntoro / Secretary of the Board of Commissioners
Members	Hadiyanto / Commissioner
Imam Apriyanto Putro / Commissioner
Dolfie Othniel Fredric Palit / Commissioner
Parikesit Suprapto / Independent Commissioner
Johnny Swandi Sjam / Independent Commissioner
Virano Gazi Nasution / Independent Commissioner

However, on November 3,  2015, in line with the Decision of the Board of Commissioners No. 11/KEP/DK/2015, there was a change in personnel, so that the membership of the KNR became as follows:

Position	Name
President / Member	Hendri Saparini / President Commissioner
Secretary	Ario Guntoro / Secretary of the Board of Commissioner
Members	Hadiyanto / Commissioner
Dolfie Othniel Fredric Palit / Commissioner
Margiyono Darsasumarja / Commissioner
Parikesit Suprapto / Independent Commissioner
Rinaldi Firmansyah / Independent Commissioner
Pamiyati Pamela Johanna Waluyo / Independent Commissioner

Furthermore, to comply with the requirements OJK regulations of the Nomination and Remuneration Committee No.34/POJK04/2014, then the BoC composition was changed based on BoC Decree No.13/KEP/DK/2015 dated December 28, 2015 so that the membership of the KNR became as follows:

Position	Name
President / Member	Parikesit Suprapto / Independent Commissioner
Secretary	Ario Guntoro / Secretary of the Board of Commissioner
Members	Hendri Saparini / President Commissioner
Hadiyanto / Commissioner
Dolfie Othniel Fredric Palit / Commissioner
Margiyono Darsasumarja / Commissioner
Rinaldi Firmansyah / Independent Commissioner
Pamiyati Pamela Johanna Waluyo / Independent Commissioner

All the members of KNR are from the Board of Commissioners. Number of Nomination and Remuneration Committee meetings during 2015 as many as 29 times, 10 of them Internal Meeting of the Board of Commissioners, while meeting approval in the form of circulation as much as 19 times.

DESCRIPTION OF EACH KNR MEMBERS’ DUTIES

•         Hendri Saparini – President/Commissioner

Hendri Saparini is the President of the Nomination and Remuneration Committee and is responsible for giving direction and coordination of the implementation of Committee’s duties.

•         Hadiyanto, Dolfie Othniel Fredric Palit, Margiyono Darsasumarja – Commissioner

Parikesit Suprapto, Rinaldi Firmansyah, Pamiyati Pamela Johanna Waluyo – Independent Commissioner

Members of the Committee and responsible for coordinating inputs from other parties related to controlling shareholders on nomination and remuneration issues.

•         Ario Guntoro – Secretary of the Board of Commissioners

Ario Guntoro is the Committee’s secretary who is not a Committee Member, responsible for preparing and managing the administration and documentation of the Committee.

DUTIES AND RESPONSIBILITIES OF THE NOMINATION AND REMUNERATION COMMITTEE

The duties and responsibilities of the Nomination and Remuneration Committee are as follows:

Nomination

•         Develop policies, criteria, and selection required for strategic positions within the Company, namely the position one level below the Director and the Management (members of the Board of Directors and members of the Board of Commissioners) of the consolidated subsidiary, which refers to the principles of good corporate governance.

•         Assisting the Board of Commissioners together or consulting with the Board of Directors in selecting candidates for strategic positions within the consolidated subsidiary Company (members of the Board of Directors and members of the Board of Commissioners);

•         Giving recommendations to the Board of Commissioners to be delivered to the Dwiwarna A series shareholder regarding:

o    The composition of positions of the members of the Board of Directors.

o    Planning the succession of the members of the Board of Directors.

o    Making assessments based on established benchmarks as evaluation material for the development of the members of the Board of Directors’ abilities.

Remuneration

•         Provide recommendations to the Board of Commissioners to be conveyed to the General Meeting of Shareholders (RUPS) through the A Dwiwarna series shareholder about policies, magnitude and/or structure of the remuneration of the Board of Directors and Board of Commissioners;

•         Remuneration of the Board of Directors and Board of Commissioners in the form of salary or honorarium, allowances and facilities that are permanent in nature as well as variable incentives.

•         Conduct reviews on employment contract statements and/or the performance of each members of the Board of Directors.

MEETINGS AND ATTENDANCE OF THE NOMINATION AND REMUNERATION COMMITTEE MEETINGS

In 2015, the Nomination and Remuneration Committee has held 29 (twenty nine) meetings, including 19 (nineteen) meetings in circulation form.

Table of Meetings and Attendance of the Nomination and Remuneration Committee Meetings, 2015

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
1	January 7, 2015	Approval of Post-Retirement Payment (by way of circular)	√	√	√	√	N/A	N/A	N/A	√	√	-
2	February 22, 2015	Proposal regarding Changes to the Composition of the Committee, Progress on the Draft Decree of the Board of Commissioners regarding the Board of Commissioners Approval SOP, extension of the audit committee staff, closing target for the Integrated Audit	√	√	-	√	N/A	N/A	N/A	√	-	√

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
3	March 23, 2015	Proposal regarding the Remuneration of the Company Board for 2015 (by a Consultant), Proposal regarding amendment to the Company’s AoA from Management	√	√	√	-	N/A	N/A	N/A	-	√	√
4	March 31, 2015	Notification regarding the Termination of Duties of Mr. Salam (by way of circular)	√	√	√	√	N/A	N/A	N/A	√	√	√
5	March 31, 2015	Notification regarding the Termination of Duties of Mr. Sahat Pardede (by way of circular)	√	√	√	√	N/A	N/A	N/A	√	√	√
6	April 2, 2015	Proposal for the fulfillment of strategic positions within Telkomsel	√	√	√	√	N/A	N/A	N/A	√	√	√
7	April 15, 2015	Approval on the Appointment of the Head of the Internal Audit (by way of circular)	√	√	√	√	N/A	N/A	N/A	√	√	√
8	April 17, 2015	Remuneration of the Board of Directors and the Board of Commissioners for the 2015 Fiscal Year and 2014 Fiscal Year Reward (by way of Circular)	√	√	√	√	N/A	N/A	N/A	√	√	√
9	April 27, 2015	Discussion on Telkom’s projects, Changes to the Audit Committee membership composition	√	√	√	√	√	√	√	N/A	N/A	N/A
10	May 29, 2015	Payment of Long Term Incentive (LTI) for PT Telkom Indonesia, Tbk. (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
11	June 29, 2015	Proposal regarding the Remuneration of the Board of Directors and Board of Commissioners for the 2015 Fiscal Year and the 2014 Fiscal Year Reward (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
12	July 14, 2015	Payment of Reward for the Secretary of the Board of Commissioners for the 2014 Fiscal Year (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
13	July 30, 2015	Remuneration of the Board of Commissioners, adoption of the 2016-2020 CSS, disclosure of the Activities Report for the second quarter of 2015	√	√	√	√	√	√	√	N/A	N/A	N/A
14	August 24, 2015	Completion of the Audit Committee Membership	√	√	-	-	√	√	√	N/A	N/A	N/A
15	August 27, 2015	Payment of Long Term Incentive – by way of circular	√	√	√	√	√	√	√	N/A	N/A	N/A
16	August 31, 2015	Notification regarding the Termination of Duties of Mr. Agus Yulianto (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
17	September 28, 2015	Board of Directors Duties Threshold Amendment Request, Joint Borrowing for PT Telkom Akses, Telkomsel Board of Commissioners Membership Change Proposal	√	√	√	√	√	√	√	N/A	N/A	N/A
18	September 30, 2015	Change of the Telkomsel Board of Commissioners (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
19	October 1, 2015	Appointment of PT Telkom Indonesia, Tbk Nomination and Remuneration Committee Staff in the Document Administration Division (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
20	October 1, 2015	Appointment of PT Telkom Indonesia, Tbk Board of Commissioners Secretariat Staff in the field of Institutional Relations (by way of circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
21	October 21, 2015	Purchase of Shares in the Long Term Incentive Program, Satellite Insurance Proposal, Extension of Committee Staff	√	√	-	-	√	√	√	N/A	N/A	N/A
22	October 26, 2015	Follow-up to the Long Term Incentive (LTI) – by way of circular	√	√	√	√	√	√	√	N/A	N/A	N/A
23	October 26, 2015	Company Board Remuneration Survey Consultant for 2015 (by circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
24	October 26, 2015	Performance Assessment	√	√	√	-	√	√	√	N/A	N/A	N/A
25	November 30, 2015	2016 RKAP, Board of Directors Threshold Amendment Proposal, Extension of Committee Staff	√	√	√	-	√	√	√	N/A	N/A	N/A
26	November 30, 2015	Appointment of PT Telkom Indonesia Tbk Board of Commissioners Secretariat Staff for the Audit Committee Document Administration (by circular)

No	Date	Meeting Agenda	Board of Commissioners Attendance
			HS	PS	HD	DOFP	MGD	RF	PJW	IAP	JSS	VGN
27	December 8, 2015	Appointment of PT Telkom Indonesia, Tbk KEMPR Staff (by circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
28	December 8, 2015	Appointment of PT Telkom Indonesia, Tbk KEMPR Secretary (by circular)	√	√	√	√	√	√	√	N/A	N/A	N/A
29	December 22, 2015	Subsidiary company restructuring proposal, Staff Remuneration	√	√	√	√	√	√	√	N/A	N/A	N/A
Attendance			29	29	26	24	21	21	21	7	7	7
Number of Meetings			29	29	29	29	21	21	21	8	8	8
Board of Commissioners Attendance Rate			100%	100%	90%	83%	100%	100%	100%	88%	88%	88%

REPORT OF THE IMPLEMENTATION WORK OF THE NOMINATION AND REMUNERATION COMMITTEE IN 2015

This report is a form of submission on tasks that have been performed by the Nomination and Remuneration Committee throughout 2015. The report consists of changes to the membership of the Committee, as well as nomination and remuneration reports in accordance with the responsibilities snd authority of the Nomination and Remuneration Committee of the Board of Commissioners of PT Telkom Tbk (Persero).

1.             Committee Membership Composition

The composition of the Nomination and Remuneration Committee based on the Charter of the BoC is chaired by the Commissioner. The secretary of the Committee is held by the Secretary of the Board of Commissioners, whose members include all members of the Board of Commissioners, including the President Commissioner e. Throughout 2015, the membership composition of the Nomination and Remuneration Committee has undergone 2 (two) changes as a follow-up to changes in the composition of the Board of Commissioners, resulting from 2 (two) AGMS.

The first change was in accordance with the Decree of the Board of Commissioners No. 01/KEP/DK/2015, with the following composition:

Chair/Member	: Hendri Saparini/President Commissioner
Secretary	: Ario Guntoro/Secretary of the Board of Commissioners
Members	: Hadiyanto/Commissioner
: Imam Apriyanto Putra/Commissioner
: Dolfie Othniel Fredric Palit/Commissioner
: Parikesit Suprapto/Independent Commissioner
: Johnny Swandi Sjam/ Independent Commissioner
: Virano Gazi Nasution/ Independent Commissioner

This is a follow-up to the AGMS dated  December 19, 2014

The second change was in accordance with BoC Decree No. 11/KEP/DK/2015, with the following composition:

Chair/Member	:: Hendri Saparini/President Commissioner
Secretary	:: Ario Guntoro/Secretary of the Board of Commissioners
Members	:: Hadiyanto/Commissioners
:: Dolfie Othniel Fredric Palit/Commissioner
:: Margiyono Darsasumadja/Commissioner
:: Parikesit Suprapto/Independent Commissioner
:: Rinaldi Firmansyah/Independent Commissioner
:: Pamiyati Pamela Johanna Waluyo/Independent Commissioner

Until now, there has been no members from outside the Board of Commissioners.

The total number of meetings of the Nomination and Remuneration Committee throughout 2015 is 29, 10 of which are Internal Meetings of the Board of Commissioners, with 19 meeting agreements in the form of circulars.

2.             Nomination Report

Throughout 2015, the Nomination and Remuneration Committee has completed 2 (two) nomination processess, as follows:

a.          Proposing the filling of Strategic Positions in PT Telkomsel

This proposal is related to the replacement of one Telkomsel Commissioner as set forth in a letter of the Board of Commissioners to the President Director of Telkom No. 051/SRT/Dk/2015 datedApril 2, 2015 regarding: the proposed filling of strategic positions in PT Telkomsel.

b.          Approval of the Change in the Composition of the Board of Commissioners of PT Telkomsel.

After undergoing and internal meeting of the Board of Commissioners and Nomination and Remuneration Committee on September 28, 2014, the Board of Commissioners issued a letter to the Board of Directors of Telkom through letter no. 152/SRT/DK/2015/RHS dated September 30, 2015 regarding: Change in the composition of the Board of Commissioners of PT. Telkomsel.

3.             Remuneration Report

As for remuneration, throughout 2015  the Nomination and Remuneration Committee has conducted 4 (four) remuneration activities, as follows:

a.     Remuneration proposal for the Board of the Company to the Shareholder of Series A Shares (the Minister of SOE) for the 2015 fiscal year and rewards for the 2014 fiscal year pursuant to the letter of the Board of Commissioners No. 059/SRT/DK/2015 dated April 17, 2015 regarding: Remuneration for the Board of Directors and Board of Commissioners for the 2015 fiscal year and rewards for the 2014 fiscal year. This proposal was submitted pursuant to a study made by an independent consultant.

This proposal received the approval of the shareholder of Series-A shares, through letter No. S-07/D3.MBU/ 06/2015 dated June 25, 2015. To follow-up, the Board of Commissioners issued a letter to the President Director No. 101/SRT/DK/2015/RHS dated June 29, 2015 regarding: Proposed Remuneration of the Board of Commissioners for the 2015 fiscal year and reward for the 2014 fiscal year.

b.     Proposal of 4 alternative implementations of the LTI on changes in the composition of the Board of Commissioners. This proposal is reflected in the letter of the Board of Commissioners to the Deputy Minister of SOE on Agro Industries and Strategic Industries No. 081/SRT/DK/2015 dated May 29, 2015. Out of the four proposals, one alternative was chosen, as contained in the letter of the Deputy Minister of SOE for Mining, Strategic Industries and Media through letter No. S-22/D3.MBU/08/2015 dated August 24, 2015 regarding: LTI payments for PT Telkom Tbk (Persero).

c.     LTI (Long Term Incentive) search Approval granted to Mr. Imam Apriyanto Putro, Mr. Johnny Swandi Sjam and Mr. Virano Nasution upon receiving the letter from the Deputy Minister of SOE as the shareholder of Series A shares through letter No. S-22/D3.MBU/08/2015 dated August 24, 2015, upon which the Board of Commissioners subsequently issued letter No. 128A/SRT/DK/2015 dated August 27, 2015.

d.     The execution of shares for the LTI vesting 1 program of 2014. Based on the Nomination and Remuneration Committee meeting with a consultant on October 21, 2015, the Telkom share purchase time for the LTI vesting 1 program was established, as outlined in the letter of the Board of Commissioners No. 172/SRT/DK/2015/RHS dated October 26, 2015.

Jakarta, March 28, 2016

/s/

Parikesit Suprapto

(Chairman of Nomination and Remuneration Committe)

PLANNING AND RISK EVALUATION AND MONITORING COMMITTEE (KEMPR)

KEMPR PERSONNEL

The composition of KEMPR personnel from April 30, 2014 to February 2, 2015 in line with the Decision of the Board of Commissioners No.09/KEP/DK/2014 is as follows:

Position	Name
President / Member	Parikesit Suprapto
Secretary	Widuri Meintari Kusumawati
Member	Hadiyanto
Johnny Swandi Sjam
Virano Gazi Nasution
Imam Apriyanto Putro
Rustanto Hadimartono

On February 2, 2015, changes were made to the composition of KEMPR membership through the Decision of the Board of Commissioners No.03/KEP/DK/2015, so that the membership of the KEMPR became as follows:

Position	Name
President / Member	Hadiyanto
Member	Dolfie Othniel Fredric Palit
Imam Apriyanto Putro
Parikesit Suprapto
Johnny Swandi Sjam
Virano Gazi Nasution
Rustanto Hadimartono

On May 12, 2015, changes were once again made to the composition of KEMPR membership through the Decision of the Board of Commissioners No.07/KEP/DK/2015, so that the composition of KEMPR membership became as follows:

Position	Name
President / Member	Hadiyanto / Commissioner
Member	Dolfie Othniel Fredric Palit / Commissioner
Margiyono Darsasumadja / Commissioner
Parikesit Suprapto / Independent Commissioner
Pamiyati Pamela Johanna Waluyo / Independent Commissioner
Rustanto Hadimartono

BRIEF PROFILE OF KEMPR MEMBERS OTHER THAN THE BOARD OF COMMISSIONERS MEMBERS

Rustanto Hadimartono

Before joining KEMPR in early 2014, Rustanto hadimartono worked as a civil servant in the Investment Coordinating Board (1983-1992). He then moved to the private sector consecutively in Marathon Petroleum Indonesia, Ltd. (1992), PPT Rothmans of Pall Mall Indonesia (1992-1994), PT Anwar Sierad, Tbk (1994-1997), PT Drassindo Persada Utama (1997-1998), PT Satelit Palapa Indonesia (Satelindo 1998-2003) and PT Indosat, Tbk (2003-2009). In addition to that, since 1984 to the present, he teaches at several private universities on law and public policy. Rustanto Hadimartono gained a Bachelors’ degree in law from Universitas Diponegoro (1982), a Master of Laws in International Legal Studies (LL.M.) from Washington College of Law – American University (1987) and a Doctorate in Law from Universitas Katolik Parahyangan (2011).

DESCRIPTION OF TASKS OF EACH MEMBER OF KEMPR

•         Hadiyanto – Commissioner

Hadiyanto is the chief of KEMPR and has the responsibility of giving directions, coordinating, and monitoring tasks from all members of the Committee.

•         Dolfie Othniel Fredric Palit – Commissioner

Commissioner Dolfie Othniel Fredric Palit was appointed as a KEMPR member based on the Decision of the Board of Commissioners Number: 03/KEP/DK/2015 of February 2,  2015 and No.07/KEP/DK/2015 of May 12,2015 on Composition of Telkom Planning and Risk Evaluation and Monitoring Committee Membership Composition.

As a member of KEMPR, Dolfie Othniel Fredric Palit has the responsibility of supervising and monitoring the implementation of RJPP/CSS, the implementation of RKAP, and the implementation of enterprise risk management as well as the implementation of non-organic business growth initiative.

•         Margiyono Darsasumadja – Commissioner

Commissioner Margiyono Darsasumadja was appointed member of KEMPR based on the Decision of the Board of Commissioners Number No.07/KEP/DK/2015 of May 12, 2015 on the Composition of Membership of the Telkom Planning and Risk Evaluation and Monitoring Committee. As a member of KEMPR, Margiyono Darsasumadja is responsible for supervising and monitoring the implementation of RJPP/CSS, the implementation of RKAP, and the implementation of enterprise risk management as well as the implementation of non-organic business growth initiative.

•         Parikesit Suprapto – Independent Commissioner

As a member of KEMPR, Parikesit Suprapto is responsible for supervising and monitoring the implementation of RJPP/CSS, the implementation of RKAP and the implementation of enterprise risk management as well as the implementation of non-organic business growth initiative.

•         Pamiyati Pamela Johanna Waluyo – Independent Commisioner

As a member of KEMPR, Pamiyati Pamela Johanna Waluyo is responsible for supervising and monitoring the implementation of RJPP/CSS, the implementation of RKAP and the implementation of enterprise risk management as well as the implementation of non-organic business growth initiative.

•         Rustanto Hadimartono – Member

As a member of KEMPR, Rustanto Hadimartono is tasked with reviewing, evaluating, and/or reporting in the field of law, compliance and risk-management in supporting the supervisory work of the Board of Commissioners on Company management done by the Board of Directors.

DUTIES AND RESPONSIBILITIES OF KEMPR

The scope of duties of the KEMPR is to:

•         Comprehensively evaluate the Company Long Term Plan (“RJPP”) or CSS and the Company Activities Budget Plan proposed by the Board of Directors;

•         Evaluate the implementation of RJPP and RKAP so that they are in line with the targets of the approved RJPP and RKAP by the Board of Commissioners; and

•         Monitor the implementation of enterprise risk management within the Company.

MEETINGS AND ATTENDANCE OF THE KEMPR MEETINGS

In 2015, the KEMPR has held 11 Committee meetings.

Table of Meetings and Meetings Attendance of the Risk Planning Evaluation and Monitoring Committee, 2015.

Nama	Number of Meetings			Attendance	Perecentage of Attendance (%)
	CSS	RKAP/Capex	Certain Actions
Hadiyanto	2	1	6	9	82
Dolfie Othniel F.P	2	1	6	8	82
Parikesit Suprapto	2	2	6	10	91
Margiyono D.S*	1	1	4	5	83
Pamiyati Pamela J.W*	1	1	4	5	83
Virano Gazi Nasution**	-	1	2	3	100
Johnny Swandi Sjam**	-	1	2	3	100
Imam Apriyanto Putro**	-	1	1	2	75
Rustanto Hadimartono	2	2	7	11	100

Note :

*Starting from May 12, 2015

**As of April 21, 2015

REPORT OF KEMPR DUTIES IMPLEMENTATION IN 2015

Throughout 2015, KEMPR has supervised and monitored the implementation of the current CSS, the implementation of the 2015 RKAP in 2015, the implementation of the capital expenditure budget (capex) in the 2015 RKAP, analysis of investments in subsidiaries and the implementation of enterprise risk management. In addition, KEMPR has also evaluated the proposed CSS for 2016-2020, the proposed RKAP for 2016, as well as other tasks given by the Board of Commissioners.

The activities of the Evaluation, Monitoring and Risk Planning Committee in 2015, include:

1.                Corporate Strategic Scenario ("CSS")

KEMPR monitors the implementation of the RJPP/CSS for the period of 2015-2019, particularly, in relation to the current year and the evaluation of the proposed CSS for the period of 2016-2020 that serves as the basis for the development of the 2016 Corporate Annual Message ("CAM") dan the 2016 RKAP. In accordance with the periodal strategy updates of the RJPP, the CSS for the period of 2016-2020 CSS is an update of the CSS for the 2015-2019 period. From the studies conducted, in order to implement the 2016-2020 CSS, a comprehensive transformation strategy and strong leadership is required in order to achieve the expected outcomes. The transformation of the organization in accordance with the 2016-2020 CSS led to the improvement of the synergy and parenting model between Telkom and its subsidiaries.

2.                Annual Business Budget Plan

In carrying out the 2015 RKAP, the Board of Commissioners directs the Board of Directors to seek concrete measures in anticipating the decline in profit growth, mainly by way of cost transformation, increasing sales in order to be in line with the capex deployment, customer/user retention, the use of digital channels for the consumer segment, and revenue assurance. As for the 2016 RKAP, the Board of Commissioners also provides strategic directives, which includes, among others:

a.          Prioritizing and improving the synergy and coordination within Telkom Group;

b.          Realizing Telkom's commitment to increase the share of local content through the use of goods and services in Telkom Group’s investment, business and operational activities;

c.          Conducting mentoring and consultancy to accelerate the readiness of domestic products to be used in Telkom Group’s investment, business, and operational activities.

KEMPR’s focus in monitoring the implementation of the 2015 RKAP include the monitoring of the 2015 RKAP’s realization. In order to obtain more optimal monitoring results, KEMPR, together with the Board of Commissioners conduct several field visits to monitor the progress of the implementation of the RKAP. The field visits tha have been conducted jointly by KEMPR and the Board of Commissioners in 2015 include performance monitoring visits to the regional working units in Central Java and Yogyakarta, Sumatra, West Java. Further, field visits to review the deployment of optic directly by Telkom Asccess have also been conducted in Balikpapan, Medan, and Surabaya; as well as the construction of telecommunication towers by Mitratel in Banjarmasin and Manado.

3.                Enterprise Risk Management

KEMPR is tasked with monitoring the implementation of ERM in 2015, including the handling of risks that have a significant impact on the 2015 RKAP. During the 2015 monitoring period, several important risk issues arise, namely the risk of competition, risks of uncertainty in inorganic initiatives, project management weaknesses, and the risk of new business development.

4.                Board of Directors measures requiring the approval of the Board of Commissioners

Throughout 2015, KEMPR conducted a review on the actions of the Board of Directors that require the approval of the Board of Commissioners, that includes, among others:

a.    Capital expenditure budget release permit for the first quarter of 2015;

b.    Additional investment at Telkom Metra for funding the start-up business;

c.     Transfer of treasury stock resulting from share buyback III;

d.    Approval of the 2016-2020 corporate strategic scenario;

e.     Capital expenditure approval for the Satellite project;

In carrying out its duties in 2015, KEMPR has generated several reports and studies (evaluations), with the following details:

	CSS	RKAP	Capex	Risk/Legal	Certain Action
Output	3	12	14	4	10

Jakarta, March 28, 2016

/s/

Hadiyanto

(Chairman of KEMPR)

CORPORATE SECRETARY/INVESTOR RELATIONS (“IR”)

The Corporate Secretary plays an important role in facilitating communication among the organs of the company, establishing relationships between the company and shareholders, Financial Services Authority, and other Stakeholders, as well as ensuring the compliance of the Company with rules and regulations in the Capital Market.

FUNCTION CORPORATE SECRETARY

According to the GCG Telkom Guidelines, the Function of the Corporate Secretary includes:

•         Synergy among related units for socialization, implementation, monitoring, reviewing the GCG.

•         Synergy among related units including with Subsidiaries for socialization, implementation, monitoring, and reviewing the implementation of the GCG.

•         Assist the Board of Directors in a variety of activities, information, and documentation, among others:

o   Creating a List of Shareholders;

o   Attend Board of Directors Meetings and make a minute of meeting;

o   Organizing the implementation of the GMS.

•         Prepare and communicate information that is accurate, complete, and timely about the performance and prospects of the Company to stakeholders

•         Publish Company information in a tactical, strategic, and timely way.

DUTIES AND RESPONSIBILITIES OF CORPORATE SECRETARY

•         Organizing the GMS.

•         Attend Board of Directors meetings and joint meetings between the Board of Commissioners and Board of Directors

•         Manage and store documents related to activities of the Company including GMS documents, minutes of meetings of the Board of Directors, minutes of joint meetings between the Board of Directors and the Board of Commissioners, and other important company documents.

•         Determine the criteria regarding the type and content of information that can be presented to the stakeholders, including information that can be delivered as a public document.

CORPORATE SECRETARY OFFICER

Telkom has appointed a Vice President ("VP") of Investor Relations who simultaneously carries out the duties and functions of the Corporate Secretary in accordance with FSA (OJK)  Regulation Number 35/POJK.04/ 2014 regarding Corporate Secretary of Issuers or Public Companies. The Investor Relations officer is responsible for preparing the presentation of information between the Company and the Shareholders in accordance with the specified rules in relationship management, as well as maintaining systematic feedback mechanisms to the management to be able to respond to the dynamics of the shareholders and the capital market on an ongoing basis, effectively, and efficiently.

PROFILE OF CORPORATE SECRETARY OFFICER

VP Investor Relations is chaired by Andi Setiawan who joined Telkom Group as GM Investor Relations at PT Telekomunikasi Selular in January 2014. On March 4, 2015, he was appointed as VP Investor Relations (Corporate Secretary) PT Telkom Indonesia Tbk. He previously worked at PT Pemeringkat Efek Indonesia (2004) as a Corporate Rating Analyst, then joined PT Bakrieland Development Tbk as Corporate Secretary Manager (2007), and subsequently worked in PT Summarecon Agung Tbk as Manager of Investor Relations (2010). He graduated from Universitas Indonesia with a Bachelor’s degree in Financial Management.

CORPORATE SECRETARY COMPETENCE ENHANCEMENT

In order to develop the competence of the Corporate Secretary, we have participated in various training and socialization events organized by various institutions

NAME OF TRAINING	LOCATION	ORGANIZER	DATE
Certified Investor Relations – Training and Certification	Jakarta	Indonesia Investor Relations Institute	June 29 –July 2
Leaders as Decision Architects	Jakarta	Global Mind Readers Program	August 12
The 4th Indonesia Fixed Income and High Yield Bonds Forum	Jakarta	Euromoney Seminars Asia	September 22
Corporate Report – Key Success to Develop an Integrated Corporate Report	Tangerang	Bostonprice Asia	November 18
Capital Market Regulation – Legal and Governance Compliance	Jakarta	Hadiputranto, Hadinoto & Partners	November 20
IR Magazine Awards & Conference - South East Asia 2015	Singapore	BNY Mellon	December 4
- Protection of Personal Data in Indonesia - Data Protection in Asia - Foreign Corrupt Practice Act, Corporate Compliance and Selected 20-F and other Matters	Jakarta	Hadiputranto, Hadinoto & Partners dan Baker McKenzie	Desember 10

INTERNAL CONTROL SYSTEM

FINANCIAL AND OPERATIONAL CONTROL

Management conducted an evaluation on the effectiveness of the company's disclosure controls and procedures under the supervision and with the participation of the management, including the President Director, which is of the same level as Chief Executive Officer (“CEO”) and Finance Director, which is of the same level as Chief Financial Officer (“CFO”) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act). Based on this evaluation, the  CEO  and CFO  have concluded that, as of December 31, 2015, our company’s disclosure controls and procedures were effective. Disclosure controls and procedures conducted by management include controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

COMPLIANCE

Compliance is managed by the Legal & Compliance unit under the Department of Corporate Secretary. This unit seeks to ensure that the policies, decisions and all of the company's business activities conducted in accordance with the provisions of the applicable laws and regulations, both internal and external. We proactively run a compliance policy at the business unit level and the transactional level. Some compliance activities carried out in 2015 include:

a.           Supporting business activity by providing legal advice through the delivery of legal review (legal opinion) on the management action plan and the problems that occur related to compliance with laws or regulations (legal advisory).

b.           Supporting company business activity / transactional by conducting a review of every draft agreement / contract (procurement and non-procurement) by ensuring in advance that the procurement procedures or partnerships already comply with procurement procedures / partnership established by the company and external regulations.

c.            Conduct evaluation studies (legal review) on business initiatives plans, policies and plans of cooperation that will be carried out by the Company (legal review of business and policy initiatives).

d.           Settlement of litigation and non-litigation cases (Litigation).

EVALUATION ON THE EFFECTIVENESS OF INTENAL CONTROL

1.       Management Report on Internal Control over Financial Reporting

The Company's Management is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The  internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles,  and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the  Company,  (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated  financial statements in accordance with generally accepted accounting principles,  and that receipts  and expenditures of the  Company are being made only in accordance with authorizations of the Company’s management and Board of Directors,  and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the  Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management has  assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. In making this assessment the  management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

2.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KAP Purwantono, Sungkoro & Surja (previously Purwantono, Suherman & Surja), an independent registered public accounting firm, as stated in their report which appears on the Consolidated Financial Statements.

3.       Changes in Internal Control over Financial Reporting

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

We are committed to continual improvements in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of Sarbanes-Oxley Act and related regulations as stipulated by COSO. We  will also continue to assign significant company resources from time to time to improve its internal control over financial reporting.

INTERNAL AUDIT UNIT

STRUCTURE AND POSITION OF THE INTERNAL AUDIT UNIT

As set forth in the applicable capital market regulations, IA is a unit that is independent of other work units and is directly responsible to the President Director.

Below is a chart of the organizational structure of the Telkom Internal Audit.

INTERNAL AUDIT CHARTER

Telkom IA unit has been equipped with the Internal Audit Charter as a formal company document, which contains a description of the vision, mission, structure, status, tasks, responsibilities and authority of the IA, including requirements for IA auditor personnel. The drafting of the Internal Audit Charter is guided by international standards for the practice of the internal auditing profession issued by the Institute of Internal Auditors ("IIA"), and has been approved by the President Director and the Audit Committee of the Board of Directors based on decision No.Tel. 09/PW 000/UTA/COP-C0000000/2015 regarding the Internal Audit Charter.

VISION, MISSION, TASKS AND RESPONSIBILITIES OF INTERNAL AUDIT

Vision

As a "Smart Partner" for Management, Business Unit/work Unit and subsidiaries in order to achieve the Company's objectives as well as a driving force for the whole range of the Company and its subsidiaries in order to create a culture of discipline in implementing all provisions of the applicable legislation/policy/regulations/procedures/business processes.

Mission

1.     Provide services and internal audit consulting in a professional, objective and independent manner for Management, Business Unit/work Unit, and subsidiaries.

2.     Provide assurance on the suitability of financial reporting.

3.     Actively guarding the implementation of internal control, providing support in raising GCG implementation, and evaluating the implementation of risk management.

The aforementioned Vision and Mission of the IA is applied in the form of IA activities that are organized in a systematic and measured manner, and in accordance with the applicable standards ranging from preparation, implementation and monitoring of the follow-up results. To this end, during the audit preparation phase, risk-based audit methodology is the main guideline which emphasizes that determining the proper audit unit (auditable) is based on the level of risk; the higher the risk, the higher the need for auditing. The risk level of the audit object (auditor) is based on the risks that have been mapped and determined by the Company as well as the professional assessment by the IA itself.

Duties And Responsibilities

The risk-based audit paradigm, in carrying out its duties and responsibilities, have used the IA Audit Management System (AMS), which is an application system for documenting the implementation of risk-based audits online.

Increasing the role of IA is done by improving quality assurance for the company's operations through audit and non-audit activities. Audits are conducted to ensure that business risks that may occur can be addressed through effective internal controls. If deficiencies are found in the control of a business process and/or the risk of spiraling out of control, then a substantive test is conducted, namely a further testing of the audit object in order to explore root causes.

Moreover, as a consequence of listing of shares on the Indonesian Stock Exchange (BEI) and the New York Stock Exchange (NYSE), IA periodically carries out tests and audits of the effectiveness and adequacy of internal controls in the context of financial reporting in accordance with Internal Control over Financial Reporting (ICOFR) standards. In order to support the implementation of the audit and develop awareness towards the importance of internal control for the business units, each quarter, the business unit perform Control Self Assessment (CSA) to the internal controls for which it is responsible. Periodically, IA evaluates the CSA results to measure their adequacy and make recommendations for improvement both for design and implementation.

The next stage is to participate in the activities of internal consulting services. Internal consulting services is focused on, among others, Company operations that can be grouped into infrastructure management (production equipment), products and services as well as supporting operations, including the identification of Group Financial Reporting Risk/GFRR, the preparation of business processes of subsidiaries and HR management. This internal consulting activity is more of a preventive solution to anticipate that business operations continue in the right direction and heed applicable regulations.

As part of the Company with a high commitment to the success of GCG, IA has an important role in the whistleblower  mechanism which is the purview of the Audit Committee and the Executive Investigative Committee (EIC), where the head of IA is appointed as secretary of the EIC. The whistleblower  mechanism functions to accommodate every 'complaints' by employees to be forwarded to the management. In turn, if the Audit Committee and EIC deem that the complaint needs to be investigated further, IA will take the role to follow-up as part of the duties of audit.

The results of such activities are reported to the President Director with copies forwarded to the Audit Committee and then the results will be communicated to the audit object to be followed up and rectified.

To ensure that the object of the audit has provided a sufficient response on the results of the audit and internal consultation, it is necessary to conduct further monitoring. Follow-ups on the ground are conducted by the audit object which is then monitored by the IA. In this regard, a follow-up is limited to areas of significant business processes with a mutually-agreed settlement time.

INDEPENDENCE INTERNAL AUDIT UNIT

As set forth in the applicable capital market regulations, namely Bapepam-LK regulation No. XI.2.7, the Internal Audit is an independent unit from other work units and is directly responsible to the President Director. Telkom's head of Internal Audit is appointed and dismissed by the President Director with the approval of the Board of Commissioners. One of the implementation of the independence of the Internal Audit Unit in Telkom is the Internal Audit Report sent to the President Director and copied to the Audit Committee (Board of Commissioners).

THE APPOINTMENT PROCEDURE AND NAME OF THE CHAIRMAN OF THE INTERNAL AUDIT

The Internal Audit (IA) Unit plays a role in exercising control over the Company's business activities. The IA is headed by a Senior Vice President of Internal Audit (SVP Internal Audit), who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. As of December 31, 2015, the Internal Audit SVP is held by Harry Suseno Hadisoebroto.

BRIEF PROFILE OF THE HEAD OF INTERNAL AUDIT UNIT

Harry Suseno Hadisoebroto served as Internal Audit SVP since July 1, 2015 and was appointed by a Resolution signed by the President Director. Since 1992 has worked at Telkom and its subsidiaries and has 11 years of professional experience in various positions at management level. He previously served as Internal Audit Telkomsel VP since May 1, 2014 until June 30, 2015. He has been Internal Audit VP at Telkom from April 1, 2011 until April 30, 2014.

NUMBER OF PERSONNEL OF INTERNAL AUDIT UNIT

At the end of 2015, the number of personnel in the IA unit numbered 49  people. Based education, the personnel of the Internal Audit are as follows:

Education	Number	%
High School	1	2.0
D2	3	6.2
D3	1	2.0
S1 (Undergraduate)	30	61.2
S2 (Graduate)	14	28.6
Total	49	100

QUALIFICATION/PROFESSIONAL CERTIFICATION

To maintain and improve auditors who have sufficient competence both in quality and quantity to be able to act in accordance with the scope of activities of IA in guarding the business development of the Company, IA continues to strive in:

1.          involve the IA auditor in training, seminars and workshops of a technical nature; and

2.          engage the IA auditor in both local and international certified sustainable learning.

Currently, the number of auditors who already have national certification is eight people with Qualified Internal Auditor (“QIA”) certificates and six people with international certificates, one person with a Certified Fraud Examiner (“CFE”) certificate, two people with Certified Information Systems Audit (“CISA”) certificates, one person with a Certified Risk Management Audit (“CRMA”) certificate, one person with a Certified Management Audit (“CMA”) certificate, and one person a Certified Behavior Consultant (“CBC”) certificate.

Currently the number of auditors who have been certified auditor both nationally and internationally , with details as follows :

Type Certificate	Amount
Qualified Internal Auditor (QIA)	8
Certified Fraud Examiner (CFE)	1
Certified Information System Audit (CISA)	2
Certified Management Accountant (CMA)	2
Certified Behavior Consultant (CBC)	1
ISO 27001 Lead Auditor	5

During 2015, the internal audit unit actively paticipate its auditor in the preparation of international certification such as Certified Information Systems Audit (“CISA”) and Certified Internal Auditor (“CIA”).

TELKOM INTERNAL AUDIT ACTIVE IN PROFESSIONAL ORGANIZATIONS

Telkom Internal Audit is actively involved in the activities of the Communication Forum of Internal Control Unit ("FKSPI") Indonesia. This forum was formed to be the vehicle for improving the quality of supervision and establish professional auditors with international standards. FKSPI members consist of State-Owned Enterprises Internal Audit Unit, Regionally-Owned Enterprises, universities and private companies. FKSPI routinely organizes seminars and workshops to improve the competence of its members.

As many as nine (9) Telkom Internal Audit personnel became members of the Institute of Internal Auditors (IIA). This membership, as part of the Telkom Internal Audit, is always updated with scientific developments in the field of auditing and assurance.

AUDIT AND CONSULTING ACTIVITY IN 2015

In accordance with the Internal Audit Annual Work Plan, in the period 2015, the IA Unit implemented 45 audit objects and consultations.

Sub Unit	Q-I	Q-II	Q-III	Q-IV	YEAR 2015
Enterprise Management Audit	4	6	3	7	20
Infrastructure & Operation Audit	5	4	2	2	13
Support & Subsidiary Audit	5	3	2	2	12
Total IA	14	13	7	11	45

Until December 31, 2015, Internal Audit has completed 45 Audit/consultations and produced 481 recommendations, with details as follows:

Sub Unit	Number of Recommendations	Follow-up Status
		Closed	Open
Enterprise Management Audit	140	72	68
Infrastructure & Operation Audit	252	207	45
Support & Subsidiary Audit	89	74	15
Total IA	481	353	128

INTERNAL AUDIT TRAINING

The training followed by Internal Audit in 2015 is as follows:

Program	Number of Participant	Number of Day
Sertification Training	2	12
Operational Training	52	19
Competency Enhacement Training	34	28

EXTERNAL AUDIT

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on April 17, 2015 we appointed KAP Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ended December 31, 2015 and on the effectiveness of internal control on Financial Reporting as of December 31,2015. The fee for the audit on the Consolidated Financial Statements for fiscal year 2015  was agreed at Rp34.4 billion (excluding VAT).

Based on Bapepam-LK No.VIII.A.2. on the Independence of Accountant Providing Audit Services in Capital Markets noted that the provision of services of general audit of the client's financial statements can only be done by a public accounting firm for as long as 6 (six) financial years in a row and by an accountant no later than 3 (three) fiscal years in a row. KAP Purwantono, Suherman & Surja is a public accountant firm since 2012.

In 2015, company's public accountant firm is Purwantono, Sungkoro & Surja (previously Purwantono, Suherman & Surja). Accountant who signed the Independent Auditors' Report for Fiscal Year 2015 was Hari Purwantono. KAP Purwantono, Sungkoro & Surja was also appointed to audit the Effectiveness of Internal Control over Financial Reporting financial year of 2015 and audit the use of funds of the Partnership and Community Development ("PKBL") in fiscal year 2015.

Public accounting firm that has audited Financial Statements of the Company for the last 5 years, are as follows:

Years	Public Accounting Firm	Public Accountant	Fee (Rp million)
2015	Purwantono, Sungkoro & Surja	Drs.Hari Purwantono	34,400
2014	Purwantono, Suherman & Surja	Drs.Hari Purwantono	31,500
2013	Purwantono, Suherman & Surja	Drs.Hari Purwantono	28,240
2012	Purwantono, Suherman & Surja	Drs.Hari Purwantono	26,619
2011	Tanudiredja, Wibisana & Rekan	Chrisna A.Wardhana, CPA	40,503

Fees and Services of the External Auditor

The following table summarizes the fees for audit service in 2013,  2014 and 2015:

	For Years Ended on Desember 31,
	2013 (Rp million)	2014 (Rp million)	2015 (Rp million)
Audit Fee	28,240	31,500	34,400
All Other Fees	340	370	-

AUDIT BY OTHERS EXTERNAL AUDIT INSTITUTIONS

In 2015, in addition to the audit by the Public Accounting Firm (KAP), Auditors from the Audit Board of the Republic of Indonesia (BPK) audited Telkom’s Income and Expenses. This audit further increased the "control awareness" of Telkom's management in the procurement process of goods and services.

RISK MANAGEMENT

IMPLEMENTATION OF RISK MANAGEMENT

Risk management is important in the communication business because it has a wide scope that requires a large investment with a high degree of competition. Implementation of the risk management system is further strengthened by the Regulation of the Minister of State-Owned Enterprises No. 1 of 2011 which requires Telkom to conduct risk management.

In its implementation, risk management is done in a systematic, structured and applied in all parts of the Company. Risk management is applied to minimize all possible risks that could negatively impact on the achievement of Company targets.

Risk Management Development Milestone

Since 2006, we have applied a risk management framework that refers to the COSO Enterprise Risk Management (ERM) as stipulated in Decision of the Board of Directors Number. 16 of 2006 on Corporate Risk Management (Telkom Risk Management). The policy was amended by the Board of Directors’ Regulation No.PD.614.00/r.00/HK.200/COP-D0030000/2015 of September 30, 2015 on Company Risk Management (Telkom Enterprise Risk Management).

The implementation of risk management at Telkom in 2006 started with the establishment of the Legal Unit of Risk Management & Compliance (RMLC) under the coordination of the Executive Vice President (EVP). Furthermore, the Directorate of Compliance & Risk Management (CRM), under the control of the Director of the CRM, was created in 2007. With an improved level of awareness of risk management and greater business challenges in 2013, the function of risk management was formed by the Department of Compliance, Risk Management and General Affairs (CRMGA), under the responsibility of the Head of CRMGA, to manage governance. Since January 28, 2015, the sub directorate of Risk & Process Management belonged in the Finance Directorate.

The history of Risk Management in Telkom in 2006 to 2015 has led the company to a level in which risk has been taken into consideration in making strategic decisions, in the implementation of operations, to oversee compliance as well as in safeguarding the financial reporting process through the Internal Control Processes and Disclosure Control Procedures.

Looking ahead, we continue to strive to maintain and improve the maturity of risk management implementation with some emphasis as follows:

2015 : Improved implementation of Business Continuity Management System (BCMS)

2016 : Improved implementation of Revenue Assurance & Fraud Management System

Risk Management Organizations at the corporate level

Regulation of the Board of Directors No. 202.11/r.01/HK200/COP-J4000000/2015 dated January 28, 2015 on the TELKOM Group Office Organization, the organizational structure of Sub Directorate of Risk & Process Management in the Finance Directorate are as follows:

Risk Management Policy and Framework

Risk Management policy in Telkom refers to Regulation of the Board of Directors Number: PD.614.00/r.00/HK.200/COP-D0030000/2015 of September 30, 2015 on Company Risk Management (Telkom Enterprise Risk Management) which replaces the Board of Directors’ Decision No. KD.16/PW000/PRO-IIC/2006 of February 3, 2006 on Company Risk Management (Telkom Risk Management). As the transition period the Decision of the Board of Directors No.KD.16/PW 000/PRO-IIC/2006 is still valid in the period of 6 (six) months from the Board of Directors Regulations No.PD.614.00/r.00/HK.200/COP-D0030000/2015 apply.

Purpose:

1.     Ensure all risks that could interfere with the achievement of company objectives can be anticipated in advance as well as obtain new opportunities that can support the achievement of Company objectives.

2.     Creating a standard framework for Company Risk Management for a more coordinated and integrated management.

Scope:

Enterprise Risk Management implemented at all levels of the organization covers:

1.     Corporation Level

2.     The unit of work at the Company Office

3.     Business Unit (Division/Center)

4.     Subsidiary

The main framework used in risk management at Telkom (COSO ERM Framework) includes three major components:

1.     Company risk management must be able to support the company's goals from the following aspects: strategic, operational, Reporting and compliance.

2.     Enterprise risk management applied at all levels of the organization within the company includes: Enterprise-level, Division, Business unit and Subsidiary.

3.     The implementation of enterprise risk management consists of eight components which are:

a.          Developing the internal environment process

b.          Objective setting process

c.          Event identification process

d.          Risk assessment process

e.          Risk response process

f.           Control activities process

g.          Information / Communication Process

h.          Monitoring process

However, in its implementation, Telkom also pays attention and integrates the framework with references and other relevant guidelines, among others:

1.     ISO 31000 - Enterprise Risk Management as a comparison and complementary implementation

2.     ISO 27001 - Information Security Management System (ISMS) as a reference in the development of risk management to ensure information security in terms of Confidentiality, Integrity and Availability

3.     ISO 22301 - Business Continuity Management System (BCMS) as a reference in ensuring business continuity

4.     ISO 20000 - Information Technology Service Management (ITSM) as a reference in ensuring IT services

5.     Safety and Health Management System (SMK3) based on Government Regulation No. 50 of 2012 on the application of SMK3

6.     ISO 18001 - Occupational Health and Safety Assessment System (OHSAS) as a reference to support the implementation SMK3

IMPLEMENTATION OF RISK MANAGEMENT POLICY AND FRAMEWORK

1.     Efforts to add value to the management of the company

In line with the basic frameworks (COSO ERM Framework), risk management at Telkom is expected to provide added value in achieving the objectives of the company, especially in the aspects of: Strategic, Operation, Reporting and Compliance.

Strategic Aspect:

Risk management attempts to provide added value through the implementation of risk management in the company's planning process, for example during the preparation of the Corporate Strategic Scenario (CSS), as well as in the strategic decision-making process.

Operational Aspect:

Implementation of Risk Management to protect the Company's assets will include:

•         Physical Security Management for infrastructures security

•         IT Security Management System including Confidentiality, Integrity and Availibility

•         Management of Work Health and Safety Management System

•         Management of Business Continuity Management, Disaster Recovery Plan and Crisis Management Team

•         Management of Revenue Assurance and Anti Fraud Program

Compliance Aspect:

Risk management is strived to provide some added values through:

•         Management of compliance of the External Regulations and Internal Rules

•         Management of compliance of SOX Provisions through the design and implementation of adequate Internal Control

Reporting Aspect:

Risk management strives to provide added value to the process of setting financial reporting disclosure controls through Disclosure Control Procedure (DCP).

2.     Enterprise Risk Management (ERM) Governance

Telkom realizes that risk management is an integral part of Good Corporate Governance (GCG) to ensure business continuity. Governance of risk management referring to the Company Risk Management Policy includes:

a.     Board of Directors: In the implementation of risk management policies, acting and responsible for establishing policies related to the management risk and ensures that company risk management is effectively implemented through all the company's management processes.

b.     Risk Committee: Acting and responsible for setting Policies, reviews and recommendations on company risks and provide feedback or guidance for every person in charge of company risk.

c.     Corporate Risk Management Unit: Acting and responsible for coordinating the implementation of the company's risk management policy.

d.     Internal Audit Unit: Internal Audit function plays acts and is responsible for providing independent opinion to the Board of Directors, Risk Committee and Risk Management unit of the company.

e.     Head of Unit: Unit leaders/Senior Leaders have the duty and responsibility to implement and supervise the whole process of company risk management in the unit he leads.

f.      All Employees: Have the task and responsibility of effectively and efficiently implementing company risk management policy according to their roles and positions

g.     Subsidiary: Has the task and responsibility of implementing risk management with a framework referring to the framework used by PT. Telkom

3.     The process of building and maintaining Enterprise Risk Management (ERM)

In order to be able to properly run eight components in the COSO Framework process, we built and maintained Corporate Risk Management through:

a.     Structural aspects to build a supportive internal environment through:

1.   Building Commitment and Tone at the Top.

2.   Laying the foundation of risk management within the framework of GCG.

3.   Establish a Risk Management Unit Organization.

4.   Development of Policies, Guidelines for Risk Acceptance Criteria (RAC), Guidelines for Risk Assessment (Risk & Control Self Assessment/RCSA) and Governance.

5.   Development of Competence in the Field of Risk Management.

6.   Provision of adequate Tools and Systems.

b.     Operational aspects are focused on:

1.   Guarding the implementation of risk assessment at the Corporate, Business Unit and Subsidiary as well as preparation of adequate mitigation plans.

2.   Development of risk assessment methodologies for specific functions by combining the implementation of the COSO ERM Framework with reference to standards or other guidelines

3.   Aspects of maintenance that focuses on the process of information, communication, review and continuous improvement including:

a.       Guarding the implementation of the review, monitoring and risk reporting system.

b.       Coordination of the Audit Implementation Enterprise Risk Management.

c.        Maintain Continuity Competency Development.

d.       Maintain consistency of communication and socialization.

e.        Developing a mechanism for assessing the effectiveness of the implementation of Risk Management.

4.     Development of Risk Management Competence

In 2015, we have carried out the development of risk management competencies, including:

No	Type of Training	Date
1	Internal Control over Financial Reporting (ICFR)	June 2015
2	Certified Lead Auditor ISO 22301 Business Continuity Management System	September 2015
3	Hedging	September 2015
4	Emergency Flood Evacuation Response Simulation	October 2015
5	Internal Auditor Business Continuity Management	October 2015
6	Certified Risk Associate	December 2015

Besides through Classical Training, competence development is also done through socialization as well as related Workshops on Risk Management in the Office Division environment and its subsidiaries.

5.     Tools Usage/Information System

To perform the function of Risk Management, Telkom has provided the supporting infrastructure using applications (tools) / information systems, among others:

1.   Generic Tools Enterprise Risk Management Online (ERM Online) that is used by the entire unit for management of Risk Assessment

2.   Specific Tools for specific risk management objectives, for example:

a.       Fraud Management System (FRAMES) Application that is used for an early detection system of potential Customer Fraud

b.       i-Library application which is managed by the Division Network of Broadband and is used for the management of the documentation system, namely the Integrated Management System

c.        SMK 3 Online application managed by the Security and Safety Unit for the Health and Safety documentation management.

d.       Security & Safety Application managed by the Security & Safety Unit to monitor the management of Physical Security

e.        Telkomcare application for coordinating the Crisis Management Team

6.                Assessment of the Effectiveness of the Implementation of Risk Management

Assessing the effectiveness of risk management implementation is done through the evaluation process, including:

1.       Through Evaluation/one-on-one discussion with business units as needed.

2.       Through Workshop-sharing implementation and development of ERM with subsidiaries as needed

3.       Through the Implementation of Risk Management Audit program as needed

4.       Through Evaluation with the Risk Committee, Compliance and Revenue Assurance at BoD level as needed

5.       Through Evaluation with the Planning and Risk Evaluation Monitoring Committee (PREMC) as needed

7.                Sharing Session and Recognition of External Parties

In 2015, Telkom received a visit from external parties for an implementation of Risk Management, Internal Control, Process Management, Good Corporate Governance and Management of Insurance sharing session, among others, from:

•         PT. Semen Indonesia                    : January 11, 2015

•         PT. Perkebunan Nusantara IX    : February 15, 2015

•         Perum BULOG                               : March 11, 2015

•         Pembangkit Jawa Bali                  : May 19, 2015

•         PERTAMINA Patra Niaga          : August 04, 2015

•         PT. PLN                                           : September 11, 2015

Other than the implementation of Risk Management in 2015, Telkom received recognition or awards from external parties, namely:

No	External Institution	Type of Award
1	PT. SGS Indonesia

Integrated Management System for Infrastructure management including:

•         ISO 9001:2008 Certificate - Quality Management System

•         ISO 27001:2013 Certificate - Information Security Management System

•         ISO 22301:2012 Certificate - Business Continuity Management System

RISK FACTORS

A.      Risks Related to Indonesia

1.       Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for parliament and president. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and former President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly from  2014. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as  Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents.  There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

President Joko Widodo won the Indonesian presidential elections which took place in July 2014, and was sworn in as President of the Republic of Indonesia on October 20, 2014. Although the April 2009, July 2009 and July 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition currently holds a minority of seats in parliament. In addition, the relatively closely fought 2014 presidential election, the challenge from the losing candidate in the 2014 election and the delay of the conclusion of the election result, as well as political campaigns in Indonesia, may be indicative of the degree of political and social division in Indonesia.

There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

2.       Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the US did not affect Indonesia's economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China's economic health. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

Adverse economic conditions could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. The Rupiah continues to experience significant volatility. From 2011  to 2015, the Indonesian Rupiah per US Dollar exchange rate ranged from a high  of Rp8,460  per US Dollar to a low  of Rp14,728  per US Dollar. As a result, we recorded foreign exchange losses of Rp249 billion in 2013, Rp14 billion in 2014 and Rp46 billion in 2015. As of December 31, 2015, the Indonesian Rupiah per US Dollar exchange rate stood at Rp13,795 per US Dollar compared to Rp12,440 per US Dollar as of December 31, 2014.

To the extent that the Indonesian Rupiah depreciates further from the exchange rate as of December 2014, our US Dollar-denominated obligations under our accounts payable and procurements payable, as well as payments for foreign currency-denominated loans payable and bonds payable, would increase in Indonesian Rupiah terms. A depreciation of the Rupiah would also increase the Rupiah cost of our capital expenditures as most of our capital expenditures are priced in or with reference to foreign currencies, mainly US Dollars and Euros, while a substantial majority  of our revenues are in Rupiah. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to  time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this Annual Report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s and “BBB-” by Fitch Ratings. Indonesia's short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

We can give no assurances that Moody’s, Standard & Poor’s or Fitch Ratings, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations, prospects and/or the market price of our securities.

3.       Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets.

Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

We cannot assure you that future natural disaster will not have a significant impact on us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of an infectious disease, such as avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of an infectious disease such as avian influenza, Influenza A (H1N1) or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

4.       Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As a company whose shares are listed on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported to the OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of OJK and the IDX, we are required to report our financial results to the OJK in conformity with IFAS. We have provided to the OJK our financial result for the financial year ended December 31, 2015, on March 3, 2016, which we furnished to the SEC on a Form 6-K dated March 7, 2016, which contains our audited Consolidated Financial Statements as of December 31, 2015 and for the year then ended and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp14,471  billion and Rp15,489 billion for 2014  and 2015, respectively and our net income per share would be Rp148.13 and Rp157.77 for 2014  and 2015, respectively. Dividends declared per share were Rp89.46 for fiscal year 2014. The dividends declare per share for the year 2015  will be decided at the 2016 AGMS, scheduled for April 22, 2016.

We are incorporated in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

We have been advised by Hadiputranto, Hadinoto & Partners,  our Indonesian legal advisor,  that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.55% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Dwiwarna Share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna Share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2015, the Government had a 14.3% equity stake in PT Indosat Tbk ("Indosat"), which competes with us in fixed IDD telecommunications services and cellular services. The Government's stake in Indosat  includes a  Series A Dwiwarna share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where the Government’s interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

B.      Risks Related to Our Business

1.       Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (“PSTN”) for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive business continuity plan and disaster recovery plan which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Our networks, face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, our network and our website are frequently targeted by cyber attacks. A successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened,  it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control functions in all of our existing business process, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we cannot guarantee that we will be able to effectively integrate new technologies into our existing business model.

For example, due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU had been declining in recent years. On June 27, 2014, we entered into a Conditional Business Transfer Agreement with Telkomsel to transfer parts of our Flexi business, with effect from October 3, 2014, and migrated  Flexi subscribers to Telkomsel. We terminated our Flexi service on May 31, 2015.

As part of our continuing development of our TIMES business, we continue to seek to develop businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider therefore we cannot assure you that we will be able to effectively manage the growth of this business.

We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have a limited operational life, currently estimated to end approximately in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIMES services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a thirdparty provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. We have entered into a contract for the construction of a replacement satellite, the Telkom-3S, which is currently planned for launch in late 2016, and another contract for the procurement of a Telkom-4 satellite, which is currently planned for launch around the end of 2017, as a replacement for Telkom-1. Although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of the Telkom-3S and/or Telkom-4 satellites, or if the operational life of the Telkom-1 satellite ends before the Telkom-3S and/or Telkom-4 satellites are successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a thirdparty provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services and could adversely affect our business, financial condition and results of operations.

2.       Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

Changes in the economic situation in the United States, including improvement or expectations of improvement in the U.S. economy, may also have an impact on Southeast Asia and Indonesia. Expectations of the United States Federal Reserve tapering its bond buying program on an improving economy resulted in, among other things, the weakening of equity and bond markets around the world and a number of Asian currencies including the Rupiah since May 2013. In part, in an effort to support the Rupiah, in June 2013, Bank Indonesia began raising its benchmark reference rate from a record low of 5.75% which was set in February 2012. The benchmark reference rate rose six  times between June 2013 and November 2014  to 7.75%  before decreasing to 7.50% in February 2015, 7.25% in January 2016, and 7.00% in February 2016. The increases  of Bank Indonesia reference rate in 2013 and 2014 were  followed by increases in the JIBOR and Bank Indonesia Certificate (“SBI”) interest rates. There can be no assurance that the Bank Indonesia reference rate, JIBOR or SBI rate will not rise again in the future.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the US Dollars, to finance further capital expenditures.

The exchange rate of Indonesian Rupiah to the US Dollar  has been highly volatile from time to time in the past. Although we have a financial risk management program and a written policy for foreign currency risk management which mainly uses time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three to twelve months, we can give no assurance that we will be able to manage our exchange rate risk successfully or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2013, 2014 and 2015, our consolidated capital expenditures totaling  Rp24,898 billion,  Rp24,661 billion, and Rp26,401 billion (US$1,915 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies  to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

3.       Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subjected to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition ("Komisi Pengawasan Persaingan Usaha" or "KPPU") for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain operators had violated Law No.5 year 1999 article 5 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of the case by operators in various courts, the KPPU subsequently requested the Supreme Court to consolidate the cases into the Central Jakarta District Court. Based on the Supreme Court's decision letter dated April 12, 2011, the Supreme Court appointed the Central Jakarta District Court to investigate and resolve the case.

There can be no assurance that other subscribers, people, or partners will not file similar cases in the future, or that we would not be subject to adverse verdicts which could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subjected to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

4.       Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us.

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, although SMS interconnection rates as a result of ITRB No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 increased from Rp23 to Rp24, effective April 2014, through December 31, 2016, SMS interconnection rates have been decreasing prior to that in recent years and may decrease again in the future.

The termination of Telkomsel’s premium SMS services from October 2011 as a result of MoCI Regulation No.1/PER/M.KOMINFO/01/2009 resulted in a substantial reduction in our revenues from these services. These  services were resumed by Telkomsel from August 6, 2013 as allowed under MoCI Regulation No.21 year of 2013 dated July 26, 2013, regarding the Operation of Content Provider Services on Mobile Cellular Network and Local Fixed Wireless Network with Limited Mobility, as last amended by MoCI Regulation No.6 of 2015, which replaced MoCI Regulation No.1/PER/M.KOMINFO/01/2009. However, pursuant to the new decree, premium SMS service providers are required to meet stricter requirements that are more difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business and operating results.

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004 and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators as well as smartphone-based VoIP applications, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that a three-digit access code for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011, by which date our network was ready to be opened up to the three-digit DLD access code in all coded areas throughout Indonesia.

However, we believe that the cost for operators who have not upgraded their network infrastructure to open their networks to the three-digit access code to do so is significant. To date, other than for Balikpapan, neither of the OLOs have made a request to us to connect their networks to enable their DLD access codes to be accessible. As such, we believe that other than Balikpapan, none of the DLD access codes for any of the licensed operators are usable by customers of other operators. However, if they do so in the future, the implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us.

Regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also oblige us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

These regulations may adversely affect us in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments require any changes in the placement of the existing towers.

The requirement that we share space on our telecommunications towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although only several local government and assessed such fees and have not been material, there can be no assurance that they will not be material  in the future.

5.       Risks Related to Our Fixed and Cellular Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. While the number of our fixed wireline subscribers increased by 3.7% in  2014 and 6.0% in 2015, revenues from our wireline voice services decreased by 2.2% in 2014 3.7% in 2015. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease from 9.4% in 2014 to 7.6% in 2015.

Since the beginning of 2015, we have taken various steps to stabilize our revenues from wireline voice services by seeking to migrate subscribers to IndiHome, which bundles consist of consisting primarily of broadband Internet, fixed wireless residential phone (Home Phone), and interactive TV (Cable UseeTV) services.

However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators including as mobile operators. The number of mobile broadband subscribers have increased with the increasing  popularity of smart phones in Indonesia, which adversely affects our market share and revenues from our fixed line  data and internet services.

In addition, with the increasing  popularity of smart phones in Indonesia, we expect that 4G/ long term evolution (“LTE”) services will increasingly become an intense area of competition for data and internet services, as well as cellular services. In 2014, the Government issued licenses for LTE / 4G 900 MHz frequency band for cellular operators and in 2015 issued a policy to refarm the1800 MHz frequency for LTE use. Since our launch of 4G LTE services in December 2014, as of December 31, 2015, our LTE services covered 14 cities. However, as of such date, a couple of our cellular competitors have 4G LTE coverage in more cities than us.  Further, in 2013, the regulator permitted the Wi-Max operators to deploy the LTE technology which will further intensify competition in the broadband internet space. Currently, First Media, which is part of the Lippo Group, is operating LTE/Wi-Max services in the Greater Jakarta area.

We have been taking various measures in order to mitigate the impact of intense competition in our data and internet businesses. However, we cannot assure you that we will be successful in mitigating such adverse impact. Competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Competition from existing cellular service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing  popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE coverage, will increasingly become an intense area of competition. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL Axiata. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison CP Telecommunications (“Hutchison”), and  PT Smartfren Telecom Tbk ("Smartfren Telecom"). In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

A number of consolidation among operators in Indonesia have occurred in recent years. In March 2010, PT Smart Telecom and Mobile-8 announced that they signed an agreement to use the same logo and brand under the name "smartfren". On January 18, 2011, Mobile-8 acquired PT Smart Telecom, and on 12 April 2011, PT Mobile-8 Telecom Tbk changed its name to Smartfren Telecom.

XL Axiata completed the acquisition of a majority interest in PT Axis Telekom and merged in 2014, which resulted in XL Axiata becoming one of the three largest operators and also acquiring additional frequency allocations to implement 4G/LTE technology. Further consolidation among operators may occur for operators to remain competitive, reduce operating costs and "rebalance" the broadband mobile frequency that require wider frequency bandwidth. The MoCI also supports operator consolidation, through not issuing additional or new licenses for cellular players. While operator consolidation may lead to improved conditions in the cellular telecommunication industry, it also present challenges for Telkomsel in maintaining its market position.

6.       Risks Related to Development of New Businesses

We believe that efforts to develop new businesses other than the telecommunication business such as digital consumer and enterprise businesses, as well as international expansion are necessary to ensure continuing business growth. Risks related to new business development include competition from  established players, suitability of business model, competition from disruptive new technologies or business models, the need to acquire new expertise in the new areas of operation, and  risks related to online media which include intellectual property, consumer protection and confidentiality of customer data.

Focusing on international expansion is  one of our strategic business intiatives. In particular, we have started expansion into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong, Macau, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, United States of America, Saudi Arabia. We have also entered into a conditional sale and purchase agreement in May 2015 to acquire Guam AP Teleguam Holdings, Inc, the parent company of GTA Teleguam, which has voice, mobile, fixed broadband and IPTV operations.  The acquisition is subject to regulatory approvals. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions for  example, our international operations could be adversely affected by political or social instability and unrest, by regulatory changes, such as an increase in taxes applicable to our operations, macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preferences and a lack of expertise in the local markets in which we will be in operation. Any of these factors could cause our expected returns from our expansion to be limited and could have a material and adverse effect on our business, results of operations and financial condition.

C.        Quantitative And Qualitative Disclosure About Market Risk

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2015. assets in foreign currencies reached 8.64% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2013, 2014, and 2015 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2016 or thereafter.

Exchange Rate Information

The following table shows the exchange rate of Indonesia Rupiah to US Dollar based the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periodes indicated.

Calender Year	at Period End (1)	Average (2)	Low (2)	High (2)
	(Rp Per US$1)
2011	9,068	8,779	9,185	8,460
2012	9,670	9,380	9,707	8,892
2013	12,189	10,451	12,270	9,634
2014	12,440	11,878	12,900	11,271
2015	13,795	13,392	14,728	12,444
September	14,657	14,396	14,728	14,081
October	13,639	13,796	14,709	13,288
November	13,840	13,673	13,840	13,461
December	13,795	13,855	14,076	13,615
2016 (through March 28)	13,323	13,537	13,946	13,020
January	13,846	13,889	13,946	13,835
February	13,395	13,516	13,757	13,333
March (through March 28)	13,323	13,170	13,367	13,020

Source : Bank Indonesia
(1) Determined based upon the middle exchange rate announced by Bank Indonesia applicable on the last day for the period.
(2) Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

Under the current exchange rate system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market However, Bank Indonesia may take measures to maintain a stable exchange rate. For the year 2015, the average rate of rupiah to the US Dollar was Rp13,392 with the lowest and highest rates being Rp14,728 dan Rp12,444.

The exchange rates used for conversation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2013, 2014 and 2015. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were, Rp12,160 and Rp12,180 to US$1.00 as of December 31, 2013 , Rp12,380 and Rp12.390 to US$1.00 as of December 31, 2014 and Rp 13,780 and Rp 13,790 to US$1.00 as of December 31, 2015

The Consolidated Financial Statements are stated in Rupiah. The convesion of Rupiah amounts into US Dollar are included solely for the convenience of readers and have been made using the average of the market buy and sell rates of Rp 13,785 to US$1.00 published by Reuters on December 31, 2015.

On March 28, 2015 the Reuters bid and ask rates were Rp13,365  and Rp13,370  to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of PKLN, we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. dollar and Japanese yen. Our exposures to other foreign exchange rates are not material. Increasing risk of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The information presented in the following tables is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2015 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2015 were Rp13,790 and Rp13,780 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

Exchange Rate Risk	Outstanding Balance as of December 31, 2015		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rpbillion)	2016	2017	2018	2019	2020	There After
			(Rp billion)
ASSETS
Cash and Cash Equivalents
US Dollar	495	6,813	6,813	-	-	-	-	-	6,813
Japanese Yen	11	1	1	-	-	-	-	-	1
Other(1)	10	143	143	-	-	-	-	-	143
Other Current Financial Assets
US Dollar	30	419	419	-	-	-	-	-	419
Other	1	14	14	-	-	-	-	-	14
Trade Receivables
Related Parties
US Dollar	2	23	23	-	-	-	-	-	23
Third Parties
US Dollar	104	1,437	1,437	-	-	-	-	-	1,437
Other(1)	1	16	16	-	-	-	-	-	16
Other Receivables
US Dollar	0	6	6	-	-	-	-	-	6
Other(1)	0	1	1	-	-	-	-	-	1
Advances and Other Non-current Assets
US Dollar	4	54	54	-	-	-	-	-	54
LIABILITIES
Trade Payables
Related Parties
US Dollar	0	6	6	-	-	-	-	-	6
Third Parties
US Dollar	202	2,786	2,786	-	-	-	-	-	2,786
Japanese Yen	11	1	1	-	-	-	-	-	1
Other(1)	2	32	32	-	-	-	-	-	32
Other Payables
US Dollar	22	307	307	-	-	-	-	-	307
Other(1)	2	23	23	-	-	-	-	-	23
Accrued Expenses
US Dollar	34	475	475	-	-	-	-	-	475
Japanese Yen	25	3	3	-	-	-	-	-	3
Other(1)	0	3	3	-	-	-	-	-	3

Exchange Rate Risk	Outstanding Balance as of December 31, 2015		Expected Maturity Date						Fair Value
	Foreign Currency (million)	Rp Equivalent (Rpbillion)	2016	2017	2018	2019	2020	There After
			(Rp billion)
Advances from Customer and Suppliers
US Dollar	0	7	7	-	-	-	-	-	7
Current Maturities of Long-Term Liabilities
US Dollar	12	166	166	-	-	-	-	-	183
Japanese Yen	768	88	88	-	-	-	-	-	110
Promissory Notes
US Dollar	2	28	27	1	-	-	-	-	28
Long-term liabilities(2)
US Dollar	187	2,586	-	151	2.212	104	61	58	2,587
Japanese Yen	6,143	704	-	88	88	88	88	352	717

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our  Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our  Company and our subsidiaries primarily use interest margin  and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2015   by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2015 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2015 and (iv) the value of marketable securities is based on the value of such securities on December 31, 2015. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

Interest Rate Risk	Outstanding Balance as of December 31, 2015			Expected Maturity Date						Fair Value
	Original Currency (million)	Rp Equivalent (Rp billion)	Rate (%)	2016	2017	2018	2019	2020	Thereafter
				(Rp billion)
ASSETS
Fixed Rate
Cash and Cash Equivalent
Time Deposit
Rupiah	19,553,898	19,554	3.75% - 10.50%	19,554						19,554
US Dollar	342	4,698	0.10% - 3.00%	4,698						4,698
Other Current Financial Assets
Time Deposit
US Dollar	21	289	0.85% - 0.88%	289						289
Available-for-sale Securities
Rupiah	17,102	17	10.40%	17						17
US Dollar	6	88	6.87%-7.25%	88						88
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	436,523	436		436						436
Interest
Fixed Rate
Rupiah
Principal	165,849	166		166						166
Interest
Long Term Liabilities(1)
Variable Rate
Rupiah
Principal	15,278,703	15,279		2,788	2,927	5,724	1,538	1,430	872	15,225
Interest	4,073,085	4,067	8.54%-13.00%	1,516	1,196	766	339	173	77	-
U.S. Dollar
Principal	160	2,210		58	34	2,100	18	-	-	2,193
Interest	6	84	1.52%-2.32%	34	33	17	0	-	-	-
Fixed Rate
Rupiah
Principal	10,612,142	10,612		158	120	120	335	2,316	7,563	10,606
Interest	12,031,057	12,032	5.18%-11.00%	1,088	1,072	1,062	1,049	955	6,806	-
US Dollar
Principal	40	537		109	111	111	87	61	58	542
Interest	4	56	2.18%-4.00%	18	14	11	7	4	2	-
Japanese Yen
Principal	6,911	792		88	88	88	88	88	352	827
Interest	1,018	117	3.10%	24	21	18	16	13	25	-

Interest Rate Risk	Outstanding Balance as of December 31, 2015			Expected Maturity Date						Fair Value
	Original Currency (million)	Rp Equivalent (Rp billion)	Rate (%)	2016	2017	2018	2019	2020	Thereafter
				(Rp billion)
Finance lease
Rupiah
Principal	4,547,740	4,548		616	660	629	596	614	1,433	4,548
Interest	1,485,381	1,485	2.75 – 15.0%	383	323	259	204	152	164	-
US Dollar
Principal	2	32		25	7	-	-	-	-	32
Interest	0[t1]	4	4.0 – 5.8%	3	1	0	-	-	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two step loans, bonds and notes and long-term bank loans, which in each case include their maturities

LEGAL ISSUES

In conducting our business activities, we always take into account the aspect of compliance with regulations relating to the capital market, as well as regulations that have relevance to the scope of our business. Nevertheless, there are some differences in interpretation and implications to our operations and our business and its subsidiaries, particularly on legal issues related to land disputes, monopolistic practices and unfair business competition and SMS cartel practices.

Over the following legal disputes, Telkom argues that any subsequent investigation or court decision will not have any material impact to us or our subsidiaries. Based on management's estimates of the probable outcomes of these cases, we have reserved up to Rp25,000,000,000, - (twenty five billion) on December 31, 2015.

The following is an elaboration regarding several important legal cases that we, the Board of Commissioners, the Board of Directors, and our subsidiarie are facing.

Legal Issues Faced by the Board of Commissioners and Board of Directors

During 2015, the Members of the Board of Commissioners and Board of Directors who were in office have not faced any legal issues.

Legal Issues faced by the Board of Directors and Board of Commissioners
Year	Name of Dispute	Status	Summary of Dispute	Number of Lawsuits	Impact to Company
2015	None	None	None	None	None
2014	None	None	None	None	None
2013	None	None	None	None	None

Legal Issues faced by the Company

Telkom and its subsidiaries faced 8 (eight) lawsuits in 2015, while 5 (five) cases are final and binding (inkracht), with the following recapitulation:

Telkom’s Legal Issues
Status	2013		2014		2015
	Criminal	Civil	Criminal	Civil	Criminal	Civil
In process	1	4	-	2	2	6
Final and binding	-	-	1	-	1	4
Sub Total	1	4	1	2	3	10
Total	5		3		13

For disclosure purposes, we are disclosing the legal issues faced by the Company in 2015, as follows:

Object of Dispute	Type of Court	Status of Dispute	Financial Impact

Telkom as Defendant and KPPU as Plaintiff in the case involving alleged violation against Article 5 of Law No. 5 of 1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Practices

Commission for the Supervision of Business Competition (KPPU)

Telkom’s objection filed at the Central Jakarta District Court over the decision of the KPPU has been accepted. Currently, KPPU is filing for cassation. Telkom has replied to the cassation at the Supreme Court of the Republic of Indonesia

Rp18 billion

Telkom, the Government of the Province of South Sulawesi, Government of the Regency of Gowa, National Land Agency, jointy as Defendant and Andi Jindar Pakki, et al, as Plaintiff in the Telkom land dispute at Jl. AP. Pattarani, Makassar.

	District Court	Judicial Review at the Supreme Court of the Republic of Indonesia	Rp57.6 billion

Legal Issues faced by Subsidiary Entities

Subsidiary entities faces 1 (one) lawsuit in 2015.

Object of Dispute	Type of Court	Status of Dispute	Financial Implications

Telkomsel along with other Operators are under the investigation of KPPU in relation to alleged SMS cartel practices committed by the Operators. KPPU has issued a Decision, punishing Telkomsel to pay a fine in the amount of 25 billion, against which, Telkomsel has filed an objection to the District Court

	Commission for the Supervision of Business Competition (KPPU)	Currently, the Company (Telkomsel) is in the process of replying the Cassation filed by KPPU at the Supreme Court of the Republic of Indonesia over the objection filed by the Company	Rp25 billion

ACCESS AND TRANSPARENCY OF INFORMATION

We periodically disemminate information on the activities and performance of the Company. Disclosure is conducted with the objective to fulfill the mandate and provisions of the the financial institution authorities.

Activities that we have conducted in 2015, include, among others, the issuance of press releases, the publication of the Company’s performance and business outputs periodically every three months in national mass media and the convening of press conferences.

We also publish Annual Report books distributed to shareholders and other stakeholders. The submission of periodic reports, publications, punctuality and accuracy of financial statements are our main priorities.

In accordance with Bapepam-LK regulation No. X.K.1 and Indonesian Stock Exchange Regulation  No. 1-E VI, as well as to enhance transparency, Telkom aims to ensure that material information is always published and reported to OJK  and the Indonesian Stock Exchange. The following table reflects the implementation of information disclosure in 2015:

Progress of Information Disclosure
Form of Disclosure	2015
Announcement Publication Advertisement	5
Quarterly Financial Statement Adverstisment	1
Annual Report	1
Presentation of Telkom’s Performance	6
Press Release	105
Press Conference	32
Media Visit	3
Media Gathering	2

PUBLICATION NOTICE ADVERTISEMENT/ANNOUNCEMENT

During 2015, Telkom has published 4 (four) notice advertisements in printed media. The following is a list of advertisements published by Telkom in 2015 through publication notice advertisements/announcements that we have conveyed through mass media in 2015:

2015 Telkom Advertisement Publications Table

No.	Information	Published at	Date of Publication
1	Announcement of 2015 General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	March 11, 2015
2	Annual Audited Financial Statement for the 2014 Financial Year	Investor Daily Bisnis Indonesia Jakarta Post	March 09, 2015
3	Invitation to the 2015 Annual General Meeting of Shareholders	Investor Daily Bisnis Indonesia Jakarta Post	March 26, 2015
4	Resolution of the 2015 General Meeting of Shareholders and the schedule and procedures regarding the division of dividends for the 2014	Investor Daily Bisnis Indonesia Jakarta Post	April 21, 2015
5	Consolidated Financial Statements (Unaudited) Quarter II for Fiscal Year 2015	Investor Daily Bisnis Indonesia	August 03, 2015

PRESS RELEASE

As a form of information disclosure, we constantly provide information through mass media, among others in the form of press releases. In 2015, Telkom has published 105 press releases as a form of public transparency. The following is a list of press releases published in 2015:

No	Date	News Release
1	January 15	Telkom Helps in Assisting the 2015 National Selection for State Higher Learning Institutions
2	January 16	Telkom Announces the Winner of the BestAppsID Competition
3	February 9	The People of Batam Can Now Enjoy Indihome 100% Fiber Services
4	February 10	In the Aftermath of the Jakarta Floods, Telkom Group Ensures Smooth Services
5	February 11	Telkom Continues to Upgrade Flexi Services to Telkomsel
6	February 14	Telkom Receives the Best Achievement Award at the Indonesia Best Corporate Transformation Awards 2014
7	February 18	In Support of the Indonesian Maritime Fulcrum, Telkom Presents 18 Broadbrand Ports in 2015
8	February 23	Telkom Supports the Tanjung Lesung Digital World as a National Tourism Destination Development Center
9	February 26	In Support of the Indonesian Digital Creative Industry, Telkom Kicks-off Indigo Incubator 2015
10	February 27	Telkom Consistent in Implementing CSR in the Field of Education

No	Date	News Release
11	March 2	Keraton Kasepuhan Cirebon with Web Commerce and e-ticketing “When Culture Meets Technology”
12	March 3	Telkom Supports Universitas Terbuka Service Center (SALUT) as a Devotion to Education in Indonesia
13	March 3	Telkom and PATA Supports Keraton Kasepuhan Cirebon to be a World Class Heritage Site through e-ticketing and Web Commerce
14	March 4	The Synergy between Telkom and PATA in Supporting the Advancement of Indonesian Tourism
15	March 10	Indihome Fiber Presents Legendary Band Air Supply
16	March 11	Telkom Launches Indihome Movie Card
17	March 13	PT Telkom Supports CSR in the field of Education through the One Pipe Education System from the Telkom Foundation
18	March 18	Telkom Consistent in Growing Positively Above Industry Standards
19	April 1	The Development of Sea Cable Communications Systems between Indonesia and the USA (SEA-US) Commences
20	April 13	Supporting the Education Field, Telkom Assists in the Success od SBMPTN 2015
21	April 16	Telkom is Ready to Assist in Ensuring the Success of the 60th Commemoration of the Asia-Africa Conference
22	April 17	Telkom Consistent in Growing Positively Above Industry Standards and Ready to be the King of Digital
23	April 22	Visiting Main Commando Post, the Minister for Communications and Information Trust the Asia-Africa Conference ICT to Telkom
24	April 23	Telkom and the Bandung Municipal Government Signs the KAA Garden Monument at Jl. Dr. Junjunan Pasteur Bandung
25	April 24	The Minister for Communication and Information Surveys the Telkom Main Commando Post for the Asia-Africa Conference and Media Center
26	April 24	Support of the Telkom Group ICT: from the APEC Summit 2013 to the Asia-Africa Summit 2015
27	April 28	Telkom Bridges the Digital Divide in Indonesia by Providing Digital Acces on Land, Sea and Air
28	May 2	First Quarter 2015, Telkom Records Double Digit Revenue
29	May 3	Improving the Infrastructure in the Eastern Part of Indonesia, Telkom Develops the Luwuk Tutuyan Cable System
30	May 6	Telkom Presents Smart Building Solution at the Semarang Town Square
31	May 8	The Telkom IndiSchool-SMART Program Makes Learning Easier
32	May 10	The President Inaugurates the SMPCS Sea Cable Communications System in Papua
33	May 11	Entering into a Cooperation with HKI, Telkom Builds Broadband Industrial Estate
34	May 11	Telkom and Pelni Enters into Cooperation in the Development of Information Technology System
35	May 13	Presenting Managed Solutions Services, Telkomtelstra Stands Ready to Operate in Indonesia
36	May 19	Telkom Corporate University receives “Best Overall Corporate University” at the Global Council of Corporate University Awards
37	May 19	Telkom Actively Participates at the 2015 Asia-Pacific FTTH Conference and Exhibition
38	May 20	Supporting the Creative Digital Industry, Telkom Partners Up with 56 Startup Participants of the 2015 Indigo Apprentice Awards
39	May 20	Supporting the Digital Creative Industry, Telkom Partners up with 56 Startups Participants of the Indigo Apprentice Awards 2015
40	May 25	Telkomtelstra Bridges the Australian and Indonesian Business Relationship
41	May 25	SOE Synergy, Telkom Supports BTN’s Cermat Laku Pandai Savings Product
42	May 27	Telkom and Djakarta Lloys Conducts Cooperation in the Procurement of Infrastructure and Development of ICT Services
43	June 1	Ready to Become a Global Hub, Telkom Acquires GTA Teleguam
44	June 1	Telkom Launches Kampung UKM Digital
45	June 5	Focused on International Business, Telkom Develops Data Center in Singapore
46	June 14	Kampung UKM Digital reaches Bandung
47	June 19	The Operationalization of the Government-owned Data Center and Disaster Recovery Center in Indonesia
48	June 28	Telkom Consistent with its Achievements: for June 2015, Telkom Receives Various Prestigious Awards
49	June 30	Telkom and Pelni Inaugurates On-Ship Connectivity Services
50	July 3	Sharing Moment for TelkomGroup with 5000 Orphans and 1000 UMKM
51	July 16	Minister of Communication and Information Monitors Telkom’s Services Prior to Ied al-Fitr
52	July 28	Telkom Has Prepared Back-up Satellite to Address Sea Cable System Disturbances between Biak-Jayapura
53	August 3	Telkom’s Semester 1 2015 Financial Statement
54	August 6	Perumnas and Telkom Realizes SOE Synergy
55	August 14	Telkom Spreads Fighting Spirit Through Free Services and 45% Direct International Call Discount
56	August 16	SOE Tribute to Indonesia at the Commemoration of the 70th Anniversary of Indonesia’s Independence in West Java
57	August 21	Telkom Showcases Premium Products and Services at the Indonesia Hebat Exhibition
58	August 19	TelkomGroup Synergy Present International Remittance Service in Timor Leste
59	August 27	Telkom made as Benchmark in the Implementation of Corporate Culture by ThyssenKrupp AG
60	September 2	Telkom Supports “Bangunan Gedung Hijau” Program by Conducting Infrastructure Procurement and ICT Integrated Solution Smart Building Services Development Cooperation

No	Date	News Release
61	September 2	SOE Synergy: Garuda and Telkom Launches Ticket Payment Services at Indomaret
62	September 6	Telkom Nominated as the Best Company on Marketing Three Times in a Row
63	September 10	Telin Malaysia Presents Kartu As 2 in 1
64	September 10	Indonesia Best eMark Award 2015, Appreciation for Companies that Optimize the Use of ICT
65	September 10	Telkom and Intiwhiz Hotel Conducts Cooperation for Digital Hotel Services
66	September 14	Telkom Supports the Digitalization of Indonesian Banking
67	September 15	Partnering with T-System, TelkomGroup Develops Airport Management System Solution
68	September 17	Telkomtelstra Presents the First Customer Experience Center in Indonesia
69	September 21	TelkomGroup Synergy to Support the Success of Sail Tomini 2015
70	September 22	Global Company from Korea, Lotte Members Partners with Telkom for Business Cooperation
71	September 23	Telkom Receives Prestigious Award Once Again
72	September 24	Kurban-spirit Forms Nation’s Cultural Values, as a basis in Creating a Just and Prosperous Society
73	September 28	Accor Group and Telkom Indonesia’s Synergy, Making Indonesian Tourism Go Global
74	September 28	Supporting Small Creative Industries in Bali through the Digital Innovation Lounge (DILo)
75	October 1	Telkom Group Takes Home Frost & Sullivan Indonesia Excellence Award
76	October 7	Providing the Best Services Approaching Christmas and the New Year
77	October 9	Receiving the “Marketing 3.0 Awardee of the Year”, Telkom is Ready for the ASEAN Economic Community
78	October 15	Partnership between Telkom & Sony Felica Presents Smartcard System in Indonesia
79	October 19	Hackathon Merdeka 2.0, Presentation for the Nation through the Use of ICT
80	October 22	Receiving 7 Awards at the Indonesia Human Capital Study Award 2015: Telkom Nominated as the Best Company in the Management of Human Capital
81	October 23	Telkom Receives First Place in Indonesia’s Top 100 Most Valuable Brands
82	October 25	Hackathon Merdeka 2.0 a National Movement to Support Digitalpreneurship
83	October 25	Receiving the International Business Award 2015, Telkom’s various Innovation Results in International Award
84	October 28	Using Every Moment to Become a Media Communications Company, Telkom Receives the Indonesia Pubic Relations Award 2015
85	October 30	Telkom Inaugurates the Mandala Wisata Borobudur Area as the twentieth Kampung UKM Digital
86	November 2	20 years in the Stock Market Evidence of Credibility in the Management of the Company
87	November 6	Telkom Receives Top Infrastructure 2015 and Top IT & TELCO 2015, The King of Digital is a Commitment to Advance the Technology Infrastructure in Indonesia
88	November 9	Telkom Financial Statement for Quarter III of 2015, Telkom’s Revenes Increase 15% to Rp75.7 Trillion, Cellular Voice and Data, Internet & IT Service Contributes to Telkoms Earnings
89	November 10	STARBox Supports SOE as Economic Hero
90	November 22	Hackathon Merdeka 2.0 National Finals, Giving Rise to Solutions to Nation’s Issues Application
91	November 25	Telkom President Director Sounds the Closing Bell in Wall Street, Telkom is Committed to Continues as a Multi-listed Company
92	November 26	Support from ICT Services to Regional Development Banks
93	December 3	Telkom Siaga dan Peduli Bencana Banjir, Commitment to Deliver the Best Services under any Condition
94	December 3	Bandung Becomes First City with Online Services in Every Kelurahan, Telkom Group Supports Fiber Optic Infrastructure and e-Kelurahan Application
95	December 4	Developing Fertilizer Distribution System, Telkom and Bhanda Ghara Reksa Strengthens SOE Synergy
96	December 7	Strengthening Sea Defense of the Maritime Fulcrum, Indonesian Navy Invites Telkom to Develop Satellite Communication System with VSAT Backbone
97	December 14	STARBOX Speeds up UKM Goes Digital
98	December 15	Committed to Provide Premium Services, Protecting Christmas and New Year 2016
99	December 17	Welcoming Christmas and New Year through TelkomGroup Berbagi Spirit
100	December 18	Broadband Industrial Estate as Support for Industrial Areas
101	December 18	Approaching MEA, Telkom Strengthens UKM Goes Digital Education
102	December 18	Customer Trust Results in 1 Million IndiHome
103	December 21	Telkom & PPI Realizes ICT-based Indonesia Trading House
104	December 29	Telkom and Posindo Strengthens Synergy in the Utilization of Company Resources
105	December 29	Telkom is Ready to Enter into ICT Outsourcing Portfolio

WEBSITE

Telkom always ensures compliance towards regulations on information disclosure to the external public. Such compliance, particularly in the submission of various reports and other important information that are required to be posted on the website. We manage a website with the following address: www.telkom.go.id

Reports as well as other information that are required to be posted on  the wesbite, are as follows:

1.              Quarterly Financial Statement Publications;

2.              Annual Financial Statement Publications;

3.              Annual Statement;

4.              Company Management Implementation Reports;

5.              Product and services Publication.

Telkom continues to develop and add information access features to the website. The updating of the newest information is the priority in the management of our website. Furthermore, we also possess a very good intranet network that enables us to communicate more actively.

2015 Telkom’s Website Visitors Table :

Month	Unique Visitor	Number Of Visit	Hits
January	439,363	813,893	1,126,332
Febuary	417,455	754,014	1,104,584
March	462,043	833,636	1,267,065
April	424,010	751,299	1,156,191
May	401,027	722,840	1,103,417
June	352,285	640,690	970,352
July	319,033	583,537	856,069
August	408,475	768,362	1,185,328
September	425,016	815,434	1,301,276
October	380,709	719,857	1,064,946
November	313,222	569,422	899,409
December	299,297	518,618	828,848
Total	4,641,935	8,491,602	12,863,817
Average/month	386,828	707,634	1,071,985

TELKOM INDONESIA SOCIAL MEDIA

Telkom is committed to be the King of Digital and is currently developing all of its digital services. One of its services is social media, since at the moment, social media users in Indonesia continues to grow, in terms of both personal and corporate accounts. As Indonesia’s largest telecommunications company, Telkom must maintain its social media presence by providing sustainable updates and information, not only based on news related to the corporation, but also to convey our values, vision and mission to the public.

This can be seen through our 3 official social media accounts, namely: Telkom Indonesia, Telkom Promo and Telkom Care. All three accounts are official and have been verified on Facebook and Twitter. All three accounts are created with different objectives, namely:

•         Telkom Indonesia was created to convey Global Information on Telkom Indonesia (Corporate Image);

•         Telkom Promo was created to convey Telkom and Telkom Group’s Product and Program Marketing, with a particular focus on IndiHome product information;

•         Telkom Care was created as a Care service for Telkom customers, with a particular focus on IndiHome products.

Telkom has also developed a Digital Command Center tasked to capture all conversations on social media, in particular those related to Telkom products and programs. To support Telkom’s social media activities, Telkom has also established an internal social media team, named Social Media Warrior that, until today, consist of 3,634 people, representing the main office, division offices and regional divisions.

Until December 31, 2015, the number of @telkomindonesia, @telkompromo and @telkomcare fans and followers are as follows:

Facebook	Total Fans	Twitter	Total Followers
Telkom Indonesia	84,128	@telkomindonesia	54,616
Telkom Promo	536,435	@telkompromo	110,662
Telkom Care	19,505	@telkomcare	96,856

In each of the three social media accounts, aside from program activation, such accounts has also served as a media for interaction for Telkom customers on social media.

Activities conducted among others include the dissemination of product/program information, knowledge-sharing, tips, news, greetings, and quizes. From such activities, several trending topics have surfaced such as the #BUMNutkNegeriEuy campaign, #TelkomMDK, #TelkomKingofDigital, #IndiHomeTM88, #IndihomeHarpelnas, etc.

The Telkom Care account has received several awards such as The Best Contact Center Indonesia 2015, The Best Social Media Corporation, as well as being ranked number 2 for its Fanpage, as well as ranked number 3 in Indonesia in twitter in terms of response time, according to Social Baker.

The following displays the performance of the @telkomindonesia, @telkompromo and @telcomcare social media accounts for 2015:

Accounts	Mentions	Retweets
Telkom Indonesia	13.805	7.695
Telkom Care	62.331	10.387
Telkom Promo	27.714	8.948

PRESENTATION OF TELKOM’S PERFORMANCE

We have always presented our financial performance and other important performances to regulators, government institutions, stakeholders, as well as other parties planning to conduct a comparative study on Telkom.

The presentation of Telkom’s performance in 2015, as follows:

Performance Presentation 2015
No	Performance Presentation Material	Date	Institution
1	Performance Presentation 2014	March 11	Analysts, Investors, Media
2	Performance Presentation First Quarter 2015	May 7	Analysts, Investors, Media
3	Public Expose	May 20	Analysts, Investors, Media
4	Performance Presentation Second Quarter 2015	August 4	Analysts, Investors, Media
5	Investor Summit 2015	November 9	Indonesia Stock Exchange, Analysts, Investors, Media
6	Performance Presentation Third Quarter 2015	November 10	Analysts, Investor, Media

Other than conducting the routine performance presentations above, we also present the company’s performance materials in 8 conferences and non deal road shows, and 4 times in 2013, as shown by the table below:

No	Conference	Date	Location	Institution
1	Indonesia All Access 2015	January 20 – 21, 2015	Jakarta	Nomura
2	Indonesia Investment Day	January 27 – 29, 2015	Jakarta	Bank Mandiri, Mandiri Sekuritas, and Barclays Capital
3	UBS Indonesia Conference	March 9, 2015	Jakarta	UBS
4	18th Asian Investment Conference	March 23 – 27, 2015	Hong Kong	Credit Suisse
5	6th Access Asia Conference	May 18 - 22, 2015	Singapore	Deutsche Bank
6	Nomura Investment Forum Asia 2015	June 4 – 5, 2015	Singapore	Nomura
7	CIMB 9th Annual Indonesia Conference	June 11 – 12, 2015	Bali	CIMB
8	Indonesia Consumer and Lifestyle Conference	August 12, 2015	Hong Kong	Credit Suisse
9	ASEAN Conference	August 24 – 25, 2015	Singapore	Macquarie
10	Indonesia Investor Conference 2015	September 9 - 10, 2015	Jakarta	Citi
11	Indonesia Corporate Day	October 5 – 6, 2015	London	Mandiri Sekuritas & Barclays
12	Investor Gathering	December 23 – 24, 2015	New York	Deutsche Bank

No	Non Deal Roadshow	Date	Location	Institution
1	Non Deal Roadshow with BAML	March 25 – 26, 2015	Hong Kong	Bank of America Merril Lynch
2	Non Deal Roadshow with Bahana Securities	May 21, 2015	Jakarta	Bahana Securities
3	Non Deal Roadshow with BAML	October 1 – 2, 2015	London & Edinburg	Bank of America Merril Lynch
4	Non Deal Roadshow with Deutsche Bank	December 16-20, 2015	San Fransisco, Boston, New York	Deutsche Bank

TRANSPARENCY OF INTERNAL COMMUNICATIONS

Telkom continuously creates two-way communication through various communication media to support the achievement of performance objectives in the framework of creating a condusive internal communication climate. Among others through portal.telkom.co.id and Kampiun.

DIALOGUE ACTIVITIES BETWEEN MANAGEMENT AND EMPLOYEES

To create a good communications climate between the management and employees, several dialogue activities between management and employees have been conducted through visits by the Board of Directors to the Division offices and Telecommunication Areas in various internal events.

RELATIONS WITH STAKEHOLDERS

Acknowledges and understands the needs and expectations of stakeholders and attempts to fulfill them using the existing resources in maximum is an important part of GCG to realizing the equality of justice for stakeholders.

Through the corporate culture of "The Telkom Way", the management tried to cultivate the values and culture of the Company by way of acknowledgement among employees with reagrd to the values that must always be communicated to all stakeholders and make it as a center of inspiration, including norms and principles of corporate governance.

The followings are the identification result of stakeholders’ expectations:

Stakeholders	Stakeholders’ Expectations
Customers	• Level of satisfaction of products and services • Accuracy and transparency billing and operations • Products and services sustainability guarantee
Shareholders

•         Always distribute dividends to the shareholders

•         Trends in the share price continues to rise

•         Always adapt to a new environment

•         Win the market and always ready to compete

•         Continuity of financial performance growth

•         Business expansion governance guarantee

•         World class management practices

Employees	• Welfare of employees • A good place for a career
Government	• Compliance with government regulations • Transparency and tax complianc • Be an example for State-Owned Enterprises • Participating inincreasing the GDP
Competitors	• Fair business competition • Establish mutual business partnership • Sharing of resources to reduce costs
Investors & Financial Communities	• Transparency of the company’s reports • The Company’s financial reports that are reliable
Public	• Employment • Multiplier effect of economy • Provide a positive impact for the public

BUSINESS ETHICS AND CORPORATE CULTURE

Telkom individuals always uphold the morals and ethics as the foundation for the implementation of GCG. As time goes by in our effort to manage GCG, the implementation of GCG has formed legal awareness and created employees who are sensitive to social responsibility and loved by customers.

Code Of Conducts

As a guideline for all individuals behavior of the Company, Telkom has issued a Board of Directors’ Resolution No.KD.201.01/2014 regarding Business Ethics in Telkom Group Environment.

By the issuance of the Business Ethics Guidelines, we have a set of business ethics, which is the standard behavior of employees in dealing with customers, suppliers, contractors, fellow employees and other parties that have a relationship with the company.

Code of Ethics Enforcement Application for Board of Commissioners, Board of Directors and Employees

According to the provisions of the Sarbanes Oxley Act ("SOA") 2002 section 406, we carry out the code of conduct which applies to all levels of the organization, namely, the Board of Commissioners, Board of Directors and other key officers and all employees who can be seen in our website: http://www.telkom.co.id/hubungan-investor/tata-kelola-perusahaan/kode-etik/ ..

We will also inform any change or waivers from the code of ethics through the website.

Socialization and Business Ethics Enforcement Efforts

Understanding and efforts to remind employees about values and ethics of business is carried out through the dissemination of information materials and assessment which undertaken every year. Such materials relating to the understanding of corporate governance, business ethics, integrity pact, fraud, risk management, internal control ("SOA"), whistleblowing, prohibition on gratuities, IT governance, ensuring information security and other integrated matters related to corporate governance practices.

The efforts are conducted through a business ethics survey program with the population of all employees. The survey was conducted online, through the portal media/intranet, which concluded with a willingness statement of employees to conduct the business ethics. The understanding and implementation of the business ethics and survey results are annually audited, both internally and externally, through the SOA 404 audit process associated with the application of appropriate control environment in accordance with the COSO framework during the internal audit control of the entity's level.

Values Of Coprporate Culture

The Corporate Culture is fully formulated as follows:

Philosophy to be the Best: Always The Best

Always the Best is a basic belief to always provide the best in each work. The essence of Always the Best is "Ihsan" which in this sense is translated as "(the) best". Employees who have Ihsan  spirit will always deliver a better outcome of work than it should be, so as the Ihsan  attitude is automatically be guided by a sincere heart. It is when any activity performed as a form of worship to God Almighty.

Philosophy to be the Best: Integrity, Enthusiasm, Totality

Always the Best demands every member of Telkom Group to have the integrity, enthusiasm, and totality.

Principles to be the Star: Solid, Speed, Smart

Principles to be the Star of The Telkom Way is the 3S, namely, Solid, Speed, Smart which also became core values or great spirit.

Solid - All members of Telkom Group must provide their best (Always The Best) and increase solidarity among all members of Telkom Group as a Great Team.

Speed – All members of Telkom Group must work quickly in every opportunity to win the competition. Because of the fast will beat the slow. "Our speed is our competitive advantage."

Smart - All members of Telkom Group are expected to work smart, to understand the objectives, set priorities and are always looking for new and better ways to achieve the goals.

Practices to be the Winner : Imagine - Focus – Action

Practices to be the Winner of The Telkom Way is IFA, namely, Imagine, Focus, Action as the Key Behaviors.

Socialization of corporate culture is carried out in top-down mechanism by setting the Unit Executives to become Role Models and by Appointment of a Change Agent in each unit. To activate the corporate culture, 2015 has been deignated as the Year of Cultural Activation which aimed to internalize the corporate culture on employee’s daily behavior.

The 2015 Culture Activation Program is organized in a Calendar of Event as follows:

To provide the same perception to the Change Agents, a Culture Agent Onboarding program had conducted which followed by the entire Change Agents totaling 263 person from Telkom and 85 person from the Subsidiaries.

Acceleration of cultural activation activities is carried out by establish a Cultural Provocation Activation Community (Kipas) in every unit that is managed directly by the Role Models and Change Agent in the related unit. In 2015 has formed 147 Kipas Budaya. Monitoring of Kipas Budaya activities in the Unit conducted by online using a Telkom Knowledge Management System called KAMPIUN.

In order to motivate employee involvement in the activation of cultural activities, a series of Culture Festival activities was carried out in October and November which aimed to appreciate the units or employees who are the most active in activating The Telkom Way culture in the employees’ work behavior in their units. In this activity, a unit has been chosen as the Most Admired Culture Activation Unit and an Employee as The Most Inspiring Role Model as well as The Most Inspiring Culture Agent.

Evaluation of the effectiveness of culture implementation is carried out by using Entropy Survey. Entropy Survey results in 2014 was 9% and in 2015 remained 9%. This indicates that the level of corporate culture is in the PRIME or HEALTHY category.

Evaluation Of The Implementation Of Business Ethics And Corporate Culture

Each year, we conduct an internal survey to know the effectiveness of our corporate culture and business ethics, we have called it a Business Ethics Family Survey. Some of the questions addressed to employees through online mechanism in order to reach all employees quickly, which includes: GCG, Business Ethics, The Telkom Way Values, anti-fraud , internal controls, the integrity pact, whistleblowing systems, and others. The survey results in 2011, 2012, 2013, 2014 and 2015 are 74.87 points, 79.07 points, 75.80 points, 89.35 points and 97,15  points, respectively, from 100 points of scale. The survey result in 2015 increased by 7.8  points from the previous year. This illustrates that the level of employees' understanding on business ethics is increasing from year to year.

VIOLATIONS REPORTING SYSTEM (WHISTLEBLOWING SYSTEM)

As part of the entity level controls, since 2006 we have implemented a whistleblower program that is designed to receive, examine and follow up complaints from Telkom Group employees and third parties while maintaining the confidentiality of the whistleblower. Implementation of whistleblower programs is managed by the Audit Committee, established by the Board of Commissioners’ Resolution and ratified by the Board of Directors’ Resolution.

SUBMISSION AND VIOLATIONS REPORTING

Telkom Group employees or third parties may submit complaints regarding accounting and auditing issues, policy violations, allegations of fraud and/or corruption, and code of ethics violations, directly to the President Commissioner or to the Chairperson of Telkom’s Audit Committee via email, fax or mail to the address as follows:

Email	: ka301@telkom.co.id
Fax	: (62-21) 527 1800
Website	: www.telkom.co.id
Letter	: Audit Committee PT Telkom Indonesia Tbk (Persero) Graha Merah Putih, 5th Floor Jl. Jend. Gatot Subroto Kav.52, Jakarta 12710

Complaints must qualify the following requirements:

a.      Submitted via website, email, fax or mail;

b.     Providing information on issues of internal control, accounting, auditing, policy violations, allegations of fraud and/or corruption, and violations of the code of ethics;

c.      The information reported must be supported by evidences that are sufficient and reliable as an initial data for further investigation.

PROTECTION FOR WHISTLEBLOWERS

Telkom showed a strong determination to provide protection for whistleblowers through the Resolution of the Board of Directors No.D.48/2009 that ensuring the confidentiality of the whistleblower, both employees and third parties who submit complaints or reports of alleged violations

COMPLAINT MANAGEMENT OFFICER

Whistleblower Protection Officer ("WPO") is a member of the Audit Committee who assigned to handle complaints by:

-      Receiving Complaints;

-      Administering Complaints;

-      Preliminary verification, whether Complaint is in accordance with the criteria or not; and

-      Monitoring the Followed-up Complaints.

In a meeting, the Audit Committee determines the following:

-      Approving whether the Complaint received should be Followed-up or not;

-      Approving whether the Complaint should be followed up to Internal or External affairs; and

-      Assessing whether the Followed-up Complaint has sufficient or not.

Internal Auditors play a role in:

-      Conducting preliminary examination on Complaints received; and

-      Creating Preliminary Examination Report and submit it to the President Director with a copy to the Audit Committee.

The Investigation Committee plays a role in:

-      Conducting Investigation on Complaints; and

-      Creating a report of Investigation Results and submit it to the President Director with a copy to the Audit Committee.

NUMBER OF COMPLAINTS VIOLATION AND RESPOND

During 2015, the Audit Committee responded to 3  complaints received and qualifed with categories of complaints related to accounting, internal control, regulatory violations, suspected fraud and violations of the code of ethics.

The use and the results of the whistleblowing system:

Description	Amount	Remarks
Number of complaints	3	Complaints received
Qualify	0	Complaints qualified to respond

COMPLAINTS HANDLING

Complaints handling is to comply with the OJK Rules No.IX.1.5 and Sarbanes-Oxley Act 2002 Section 301 regarding the Public Company Audit Committee, which should be placed in the framework of GCG improvement. Therefore, complaint requirement is necessary to keep the complainants who submit complaints in a full sense of responsibility and not defamatory that could defame the reputation or good name of a person.

The Audit Committee will follow up on complaints of third parties, including and especially those from Telkom Group employees relating to:

a.     Accounting and Auditing

      Accounting issues and internal control over financial reporting which could potentially result in material misstatements in the financial statements and audit issues, especially related to the independence of the Public Accountant.

b.     Violation of Regulations

      Violations of the capital market laws and regulations pertaining to the operation of the Company as well as violations of internal regulations that could potentially resulting in losses.

c.     Fraud and/or corruption allegation

      Fraud and/or allegations of corruption conducted by our officials and/or employees.

d.   Code of Ethics

Behaviour of Directors and Management that are not commendable may potentially tarnish the reputation of Telkom or result in losses for us. The behaviour of Directors and Management that are not commendable, namely, among others, conflict of interest  with Telkom, or provide a misleading information to the public.

Telkom has also developed a working mechanism between the Audit Committee by Internal Audit and Investigation Committee, including protocols with Telkomsel to follow up on complaints received. In addition, the whistleblower program has also been socialized and has been understood by employees.

CHART OF HANDLING COMPLAINTS OF TELKOM AND ITS SUBSIDIARIES

CONSISTENCY OF GCG IMPLEMENTATION

In our environment, understanding of GCG continues to improve as in line with the experience and lessons learned for managing GCG. We believe that GCG is a dynamic system and from time to time should be strengthened and updated to conform with the changes of business and business environment. By continuously updated, the GCG implementation is expected to contribute significantly to support the growth of the business and not the other way, which is considered as an impediment to organizational agility.

GCG implementation is integrated with compliance management, risk management and internal control. This practice requires us to be able to manage GCG to be in line with business performance management. The implementation of risk management was not easy and takes time to master the competencies, gain accuracy in recognizing the risk of the industry and the organization, and be able to make a risk culture as part of the culture of the employees. Eventually, by dint of seriousness, consistency and patience of management, obtained results of the current risk management which has given a new color and contribute positively to the process of planning, decision-making and strengthening the implementation of GCG in Telkom Group.

Some major activities that maintained the consistency of its application to support GCG practices which in line with business management are includes:

PERFORMANCE MANAGEMENT SYSTEM

To embody the GCG principles, accountability principle in particular, we manage the employee performance accountability in an Employee Performance Management System through a Company policy PR.208.01/r00/PS730/COP-J2000000/2014. As the intent and purpose of the enactment of this policy, the objective, fair, transparent, and integrated principles that applied by referring to the guidelines of measurement and assessment of responsible performance in  the mechanism of management contract/individuals performance system through the establishment of performance indicators according to the scope of duties and role of the units and individuals in the organization and the establishment of agreed targets which refer to the Company's performance targets as set out in the Company's annual plan.

Target performance is gradually lowered at the level of the unit, sub-unit to the employee by taking into account the principles of Specific, Measurable, Achievable, Realistic, and Time Related ("SMART"), while the evaluation is performed on a regular basis (daily, weekly, monthly, quarterly, annually) in accordance with the performance indicators measured in management's review mechanism, which is supported by some applications online information systems.

APPLICATION OF INTEGRITY PACT AND STRENGTHENING ANTI GRATIFICATION EFFORTS

Consistency of application of the Integrity Pact has started since issuing a policy in 2009 that sharpen the application of GCG, particularly with regard to the GCG implementation area, namely, code of integrity, business ethics, avoiding conflict of interests, prohibition on gratuities, prohibition on transactions with the insiders, maintaining confidentiality of information, prevention of actions to enrich themselves or other party that adversing financial company in the area of procurement and partnership, service integrity and corporate financial report integrity.

Initiatives to sharpen/strengthen GCG through Integrity Pact policy, is still deemed necessary to give special attention to the specific areas related with the prevention of potential financial loss of the Company and for the realization of "island of integrity" as one of the tools or instruments of bureaucratic reform and prevention for Corruption, Collusion and Nepotism (CNN or "KKN") with the concentration of efforts on the creation of transparency, accountability and participation.

In a general interpretation, Integrity means consistency and unwavering persistence in upholding the noble values and beliefs. A leader who has integrity will gain trust from its corps. According to some references, Integrity simply means the only belief against its values embraced by the mind and the action performed. A person of integrity have beliefs, minds and actions that are intact and have compatibility of each other.

PROCESS MANAGEMENT WITH ISO STANDARDS

Since 1996, we have consistently been implementing a quality management system based on ISO standards and in 2001, the application is integrated with the criteria of performance advantage in Malcolm Baldrige basis. Both application of the quality management systems (ISO and Malcolm Baldrige) is none other than to establish governance process and accountability for performance through the implementation of discipline process and good documentation in ISO basis and the improvement of performance advantages of the Company which refers to the assessment performance excellence in Malcolm Baldrige basis. In 2013, the Company assessed its performance advantage by KPKU assessment Team from the Ministry of State-Owned Enterprise and internal assessment (self assessment) is conducted at the level of Business Unit/Division .

Certification of IMS (Integrated Management System : ISO 9001, IS0 27001 and ISO 22301) by obtaining simultaneously THREE ISO CERTIFICATES, namely ISO 9001 Quality Management System (QMS), ISO 27001 Information Security Management System (ISMS) and ISO 22301 Business Continuity Management System (BCMS).

CORPORATE GOVERNANCE PLANNING APPLICATION

Consistency to manage a good planning is one of the main concerns of management in implementing GCG. At the discretion of the Company, the management try to ensure that the planning of the Company is performed with more systematically, not complicated, orderly, integrated, conformed with the vision and mission of the Company, and can be carried out properly in accordance with what had been planned in advance; also, easy to evaluate and control during the execution later.

Generally, model of corporate planning consists of 3 (three) stages of planning, namely:

1. Conformation with stakeholder expectations.

2. The formulation of corporate strategy (strategic formulation).

3. The implementation of business strategy.

GCG's role is to guarantee and ensure that the entire process and planning activities can be well-performed, accountable, transparent and able to provide a sustainable added value for the Company, and certainly, not contrary to the interests of all stakeholders.

In order to constantly updating the development and dynamics of the business and operations, the company performs an update on the company’s planning policy through the Company's Strategic Planning System number. PD.105.00/r.00/HK.200/COP-D0030000/2014 dated January 28, 2014.

APPLICATION OF IT GOVERNANCE

As a company engaged in the business of information and customers’ data/information distribution whose security must be guaranteed, we always try to take advantage of the widest possible use of technology in the management of the company as directly improving the quality of implementation of corporate governance. Almost all points in the value chain of the company, which includes network operation of the entire infrastructure of production tools, all important aspects of management such as finance, logistics, human resources as well as services to the employees, customers, suppliers and other stakeholders, have been integrated into the IT network.

Framework for the management of IT governance refers to the Control Objectives for Information and related Technology ("COBIT") version 5.0, which adapted into the company regulation under number PD 404.00/r.00/HK-200/COP-C0300000/2014 dated 15 July 2014 regarding Guidelines and General Policy of Information Technology Governance of Telkom Group which aimed, among others, to provide the controlling principles in the governance and management of IT that includes 5 (five) main principles as follows:

1.  Compliance with the needs of stakeholders (meeting stakeholder needs);

2.  Covering the whole process of the company in end-to-end basis (covering the enterprise end-to-end);

3.  Implementation of a single integrated framework (applying a single integrated framework);

4.  Overall pattern approach/holistic approach (enabling a holistic approach);

5.  The separation between governance and management of IT (separating governance from management).

One of purpose of this decision is to provide clear direction that the governance of Information Technology (IT) solely based on the creation of value (value creation) which is based on the needs of the Company’s stakeholders (stakeholder needs) by way of realizing the business benefits (benefit realization), optimization in the management of risk (risk optimization) and optimization in the management of resources (resource optimization).

The other purposes of this decision are to increase the effectiveness and efficiency of business processes of IT, IT productivities, availability of information that is complete, comprehensive, accurate and punctual to support the management in decision making process, in order to fulfill the business needs, improving performance and the Company's growth sustainable.

Governance implementation in the operational environment is performed by applying IT General Control (ITGC), which includes domain process of Program Development (PD), Program Change (PC), Access to Programs & Data (APD) and Computer Operation (CO). Some examples of IT governance practices in the operation of the Company are management of change requests, management of user access review, password management, management of audit log/audit trail, management of security systems, and management of end user computing.

For completeness of IT governance policies, a several other regulations have also been regulated, such as, the Company’s Regulation with regard to security of information systems, Standard User Access, Standard IT Services (under ISO 20000 basis), Standard for IT Service Continuity Management (based on ISO 27031), Standard for Application Development of Information System with consideration on the security aspects (Secured Software Development Life cycle) and other procedures related.

The Strategy and IT Governance Unit is the Company’s structural work unit which responsible to strategize and planning for the Company’s IT and the establishment of IT Governance of the Company, beginning from the policy, standards, as well as the socialization and implementation process in practice with monitoring mechanism and the evaluation of the effectiveness of implementation. Meanwhile, the management of the company’s IT operations ia performed by IT management Unit, which are, among others, is responsible for managing the services and components of IT services, both in the sphere of software and hardware, including the development of IT services.

IT Audit

In ensuring compliance with IT governance, we performed internal and external control. Internal unit in question actively participate in ensuring the implementation of the design of controls to operate effectively through the implementation of Control Self Assessment (CSA) Key Control (KC) ITGC attached to the unit periodically by involving internal Quality Control unit. Furthermore, Internal Audit and External Audit conducted an audit on the implementation of KC ITGC entire unit that implements the KC.

Through various consistent efforts across all layers of organization, which includes the phases of design, planning and operation as well as monitoring, and with strong commitment of the management and all stakeholders, respectively since 2010, has been able to maintain the achievement of Zero Control Deficiency in cycle/coverage of ITGC. This achievement result reflects the implementation of IT governance through the implementation of ITGC in a company which has been able to run effectively.

IMPLEMENTATION OF E–PROCUREMENT

As a commitment to implement GCG and Integrity Pact, to date, we continue to consistently manage the procurement process and partnership with the use of e-auction system through applications that minimize physical contact between the supplier/partner and the committee due to the whole tender and negotiations process have been conducted by computer basis that takes place fair and transparent.

We do the selection of suppliers through three main stages, namely Registration of Suppliers where the Supplier register online through the application of Supply Management and Logistics Enhancement ("SMILE"), followed by the Selection of Suppliers where we conduct assessment of the supplier in accordance with the classification of the business and some other criteria that generating rank and short-list and determination of Eligible Bidder, in which the suppliers that entitled or will be involved to continue the procurement process.

Some of the benefits that have been obtained, among others, the timeliness of the tender process, determination of prospective tender participants which electronically determined according to the requirements as specified, electronically winner selection, and other benefits associated with the process quality which is improving, reasonable prices, fairness, transparency and preventing any intervention.

DEVELOPMENT OF HUMAN RESOURCES COMPETENCE

Changes in the business portfolio from Infocom to TIMES has implication on shift necessary competence. The competence and ability of human resources (“HR”) are a few of important element that must be considered in order to achieve GCG practices.

In the implementation, knowledge management is focused on creating business value that generates sustainable competitive advantage by optimizing the process of creation (acquisition), sharing and utilization of knowledge as required by the company.

In order to support the process of managing such knowledge, we have been providing Knowledge Management System named KAMPIUN, which is a data bank (repository) as a medium for every employee to improve their insight and knowledge by uploading or downloading through the system, therefore, we expected it would be a solution to the diverse problems of work, which in turn encourages the growth of productivity and quality of work.

The final goal of knowledge management is the creation of a learning organization, which is a condition where the organization will remain operating without creating dependence toward certain employees by projecting itself into a knowledge based enterprise through a transformation of Learning Center as a unit of learning with conventional methods into a Corporate University ("CorpU"), which is a vehicle for improving the competence that can support the business needs of the Company in order to form a center of excellent human capital with international standard in the TIMES industry that can support the improvement of business performance and the implementation of a new culture with the tagline "from competence to commerce" which has a meaning that any competent employees will advance the business.

Kindly refer to the section of Management's Discussion and Analysis on Telkom Performance - Functional Overview - Human Resources for more detailed information on the development of HR competencies.

OWNERSHIP MANAGEMENT INFORMATION AND INTANGIBLE ASSET

Any information and all intangible assets, including research, technology, and intellectual property rights earned by the assignment and/or at the expense of the company are reserved as the property of the Company. We have a Regulation regarding the Management of Intellectual Knowledge and Intellectual Property Rights in accordance with No.PD.605/2011. As the intellectual properties are being protected and managed, it is expected to increase income and sustaining a competitive advantage. Creativity and innovations on the existing or new products and services are reserved as the assets of the company. We manage the database which includes creation, brands, industrial designs, inventions, trade secrets, copyrights, trademark rights, rights to industrial design, patent and trade secret rights. The company is routinely manage a wide range of activities which are the intangible assets, such as innovation through a portal: http://inovasi.telkom.co.id that can be accessed by all employees.

FOLLOWING UP ON COMPLAINTS FROM THE CUSTOMER AND COMMUNITY

In conditions where the telecommunications business has reached a saturated point, the expectations of various stakeholders presents a challenge in implementing GCG. From time to time, customers and the general public have expressed their criticisms or complaints regarding industrial and telecommunication services, among others, the tariff war which contributed to the decline in ARPU and the decrease in the quality of service, complaints in invoice and billing services, the phenomenon of pulses suction and others. We use this feedback to evaluate and improve the quality of our services and immediately respond to and follow up on any complaints of the customers and the public because we commit to consistently prioritize ethical business practices and provide customer service satisfaction to our customers and other stakeholders.

SIGNIFICANT DIFFERENCES OF GCG PRACTICES IN INDONESIA AND NYSE STANDARDS

The following are briefly outlines of the general summary of significant differences between the corporate governance practices in Indonesia and under requirement by the NYSE listing standards.

A.             INDONESIAN LEGAL REVIEW

             Indonesian public companies are required to observe and comply with corporate governance practices that have been applied. The requirements and standards of corporate governance practices for public companies are regulated under the Limited Liability Companies Law (the "Company Law") No.40/2007, Law No.8/1995 on Capital Market (the "Capital Market Law"), Law No.19/2003 on State-Owned Enterprises (BUMN), Regulation of the State Minister of State-Owned Enterprises No.PER-09/MBU/2012 regarding the Amendment of the Regulation of the State Minister of State-Owned Enterprises No.PER-01/MBU/2011 regarding Implementation of Good Corporate Governance on State-Owned Enterprises, the FSA (OJK) Rules and the regulations issued by the BEI. In addition to these regulations, the articles of association of public companies incorporate provisions aimed at the implementation of corporate governance practices.

On November 30, 2004, the Government established the National Committee on Governance Policy (NCG or “KNKG") under the regulation of the Coordinating Minister for Economic Affairs No.KEP-49/M.EKONOM/1/2004. The establishment is a form of revitalization of the National Committee on Corporate Governance (NCCG or "KNTKP") which was established in 1999. The purpose of the NCG/KNKG  is to improve the understanding and implementation of corporate governance in Indonesia and to advise the Government on matters related to the management of data, both in corporate sector and in public.

NCG/KNKG  formulated the 2006 Code of Corporate Governance (the "Code") which recommends a more stringent corporate governance standards for Indonesian companies, such as the establishment of the independent audit Committee, nomination and remuneration Committee by the Board of Commissioners, as well as an increase in the scope of the disclosure obligations Indonesian companies. Although the NCG/KNKG  recommends that the Code to be applied by the Government as a basis for legal reform, however, as of the date of the conclusion of this annual report, the Government has not yet issued regulations that fully implement these provisions.

B.         COMPOSITION OF INDEPENDENT DIRECTORS AND COMMISSIONERS

             The NYSE listing standards require that the Board of Directors of companies listed in the U.S. shall be composed of a majority of Independent Directors and that particular Committee should be comprised of Independent Directors.

             Unlike companies incorporated in the U.S., Indonesian companies' management consist of two institutions with the same status, namely, the Board of Commissioners and the Board of Directors. In general, the Board of Directors is responsible for routine business activities of the company and is authorized to act for and on behalf of the company, while the Board of Commissioners has the authority and responsibility of overseeing the Board of Directors and based on Indonesian Company Law, is mandated to provide advice to the Board of Directors.

             With regard to the Board of Commissioners, the Company Law requires at least two members of the Board of Commissioners are existed in public companies. Although the Company Law does not regulate the composition of the Board of Commissioners, however, the Listing Regulation No.I-A under KEP.305/BEJ/07-2004 issued by the Indonesia Stock Exchange (IDX Regulation No.I-A) stated that at least 30% of members of the Board of Commissioners of public companies (such as Telkom) must be independent.

             The Company Law stipulates that the Board of Directors is composed by at least two members, each of which must meet the minimum qualification requirements set forth in the Company Law. In addition, pursuant to IDX Regulation No.I-A, it is stated that at least one member of the Board of Directors must be a non-affiliated member.

C.         COMMITTEES

The NYSE listing standards require that a listed company in the U.S must have an Audit Committee, Corporate Governance Committee and Compensation Committee. Each of these committees must consist of independent directors and is equipped with a written charter that addresses the matters specified in the listing standards.

The Company Law does not require Indonesian public companies to form any Committee as set forth in the NYSE listing standards. However, the FSA Rules No.IX.I.5 and IDX Regulation No.I-A require the Board of Commissioners of a listed public company (such as Telkom) to form an Audit Committee comprising at least three members, one of whom must be an Independent Commissioner and acts as chairperson of the Audit Committee. While the two other members of the Audit Committee must be appointed from independent parties and at least one member must have an understanding of accounting and finance.

The NYSE listing regulation which applied pursuant to Rule No.10A-3 of Exchange Act requires a foreign private issuer with shares listed on the NYSE to have an Audit Committee comprised of independent directors. However, not all members of our Audit Committee are independent directors as required by Rule No.10A-3 of the Exchange Act. Pursuant to Rule No.10A-3(c)(3) of Exchange Act, foreign private issuers may be exempted from the independence requirements if (i) the Government or the Stock Exchange of the home/origin country requires that companies have an Audit Committee, (ii) the Audit Committee is separated from the Board of Directors and has members from outside the Board of Directors, (iii) Audit Committee members are not elected by the management and no executive officer of the company is a member of audit Committee, (iv) the Government or the Stock Exchange of the country of origin requires the Audit Committee to be independent from the management of the company, and (v) the Audit Committee is responsible on the appointment, retention and oversight of the work of external auditors.

Not all members of our Audit Committee are independent directors as required by Rule No. 10A-3 of the Exchange Act. We refer to the general exemption pursuant to Rule No.10A-3(c)(3) regarding the composition of the Audit Committee. We believe that this does not materially affect the ability of the Audit Committee to act independently.

D.         DISCLOSURE IN RELATION WITH CORPORATE GOVERNANCE

             The NYSE listing standard requires the U.S. companies to adopt and put on their website, the guidelines for the implementation of corporate governance. These guidelines, among other things, shall stipulate directors qualification standards, director responsibilities, relations between directors with management and independent advisors, compensation for the directors, orientation and continuing education for the directors, management succession and annual work performance evaluation. Moreover, each year, the CEO of the U.S. company must certify to the NYSE that he/she is not aware of any violations committed by the company with regard to the NYSE corporate governance standard listing. Certification must be disclosed in the company's annual report to the shareholders.

There is no disclosure requirement in the applicable Laws in Indonesia that is similar to the NYSE listing standards described above. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to their shareholders and to the FSA (OJK), particularly information relating to the change of ownership of shares of public companies and material facts that may affect the decision of shareholders to maintain their stake in the said public company.

E.         CODE OF ETHICS AND BUSINESS CONDUCT

The NYSE listing standards require each listed companies in the U.S. to adopt and to post on their company’s website, the code of ethics and business conduct for the Board of Directors, officials and employees.

No similar requirement under the applicable Laws in Indonesia. However, the company shall submit periodic reports to the U.S. SEC, which stated the implementation of the code of ethic by senior financial officials in the company.

CORPORATE SOCIAL RESPONSIBILITY AND PKBL

TELKOM'S SOCIAL RESPONSIBILITY COMMITMENTS

Companies with Limited Liability status, according to the regulations, are obliged to carry out what is called Corporate Social Responsibility ("CSR"). As a corporate citizen, we can not be exempted from the requirement. And to carry out these obligations we have formulated a policy and operational guidelines, which is the Board of Directors Regulation No. PD.701.00 / 1.00 / PR.000 / COP-A3000000 / 2014 dated October 14, 2014 on the Management of Telkom Corporate Social Responsibility (CSR Telkom).

According to the Regulation of the Board of Directors, Telkom CSR Program consists of Partnership Program ("PK"), the Community Development Program (“BL”) and CSR Public Relation ("CSR PR"), or activities outside the Partnership Program and Community Development Program ("PKBL"), Telkom CSR is based on Good Corporate Governance (GCG) and Good Corporate Citizenship (GCC) and the principle of what is generally known by TARIF, stands for Transparency, Accountability, Responsibility, Independence, and Fairness. Additionally, we also adhere to the principles in ISO 26000, namely accountability, transparency, ethical behavior, respect for the interests of shareholders, legal compliance, respect to the norms of international behavior and enforcement of human rights.

One of our commitment to implementing CSR is to help develop the society's quality of life in a sustainable manner. Therefore, we consider it necessary to create good and harmonious relations with the community.

VISION AND MISSION

In the field of CSR we have developed a Vision, to be a leader in the implementation of CSR in Asia. To achieve this vision, we have developed several strategic concepts as follows:

•       Cause promotion. Increasing awareness and concern for the community to donate time, money or materials for a specific social purpose.

•       Cause related marketing. Invites the public to use Telkom's products, and the Company's future profits will be donated to help overcome or prevent a particular problem.

•       Corporate social marketing. Changing people's behavior in certain issues, such as health issues, environment, and safety.

•       Corporate philanthropy. Contribute / donate directly to those in need.

•       Community volunteering. Encouraging and supporting employees to contribute time and energy to engage in CSR activities.

•       Socially responsible business practice. The Company accept and abide by social norms of doing business.

PURPOSE OF TELKOM CSR

The purpose of Telkom CSR is to support the business continuity of the Company by implementing sustainable development in the economic, social, and environmental aspects, involving Telkom Group employees and society based on three main pillars (triple bottom line), which is planet, people and profit.

•       Planet. Company takes into account and preserves nature and the environment in each of the Company's operation.

•       People. The company creates reliable human resources in community empowerment through community development.

•       Profit. The company not only pursue profits but also the expected economic empowerment of the people in their vicinity.

Overall, the three main pillars of our CSR is then realized in a variety of program activities in seven areas, namely: (i) partnerships, (ii) general services, (iii) education, (iv) health, (v) culture and civilization, (vi ) the preservation of the environment, and (vii) disaster relief / humanitarian.

TELKOM CSR STRATEGY

We align our CSR strategy with the vision and mission and business portfolio. In carrying out our CSR theme "Telkom Indonesia for Indonesia" we seek to achieve enlightened society ("Enlightening Society"), i.e. people who obtain welfare through a credible form of activities that are based on three main pillars of CSR. To achieve that, we developed the following three things, namely:

1)    Digital Environment

We realize the concern for the environment by providing and managing telecommunications infrastructure as well as various Information and Communication Technology ("ICT") facilities to support and connect the entire community activities, including in the framework of environmental conservation in the said area or emergency care during natural disasters.

2)    Digital Society

We also empower the appropriate current global trends with advances in ICT, through education about the optimal use of ICT to facilitate activities in daily life..

3)    Digital Economy

We actively work together to provide ICT facilities in a wide range of public services that are used by the community, and supporting micro, small and medium enterprises, especially in the creative industries sector, associated with the use of ICT.

LEGAL BASIS AND POLICY

In Indonesia, the implementation of Corporate Social Responsibility is stipulated in Government Regulation ("PP") No. 47/2012 on Social and Environmental Responsibility Of Limited Liability Company, which is the implementing regulation of the provisions of Article 74 of Law No.40 / 2007 on Limited Liability Company. Thus PP No. 47/2012 becomes the foundation for us in the development and implementation of CSR programs, both inside and outside the company.

SCOPE OF TELKOM CSR

The scope of activities of Telkom CSR is prioritized in three areas, namely social, environmental, and economic.

1)       The scope of activities in the social aspect:

•       Improving the quality of public education and providing education facilities and infrastructure.

•       Preserving and fostering religion, culture, art and sport.

•       Support the preservation of national culture and civilization.

•       Support the improvement of public health conditions.

2)       The scope of activities in the environmental aspect

•       Take an active role in the humanitarian aid and natural disaster.

•       Actively participate in environmental preservation activities.

3)       The scope of activities in the economic aspect

•       Empower the community, and improve the skills, knowledge, and attitude which have an impact on the Company's business.

•       Provide added value to stakeholders (customers, suppliers, shareholders, regulators, employees and family, community or society) that is aligned with the Company's program.

•       Take an active role in the provision of facilities and infrastructure of information and communication (ICT) to the public, by providing facilities and infrastructure for easy access to information and communication.

•       Take an active role in enhancing the ability of SMEs to be strong and independent.

•       Take an active role in supporting the development of digital creative industry

The scope of activities of Telkom CSR program can include a variety of things, but not limited to the activities referred to in point 1), 2) and 3) but may also be used for other activities that support the business of the Company with reference to the laws and regulations that apply.

ORGANIZATION GOVERNANCE

Telkom CSR governance is divided into two, namely the CSR PR and PKBL Program. Telkom CSR PR strategies and policies becomes the authority of sub Corporate Communication Department, while PKBL unit is under the authority of Community Development Center ("CDC").

Furthermore, we manage the implementation of policy and operational functions of Telkom CSR as follows:

•       Determination of Telkom CSR policies is the duty of Telkom CEO which in the implementation of operations is carried out by the CDC unit and Sub Department of Corporate Communication.

•       In the implementation of its operations, the CDC and Sub Unit Corporate Communication Department can coordinate with Work Unit and related subsidiaries.

TELKOM CSR BUDGET ALLOCATION

According to the Regulation of the Board of Directors No.PD.701.00 / 2014 dated October 14, 2014, CSR Telkom source of funds is from the Company's operating expenses, listed as the CSR budget.

Telkom CSR Budget Allocation
Budget Allocation	Source of Fund (Rp billion)
	2015	2014	2013
Telkom CSR (PR)	18.29	23.31	38.24

Aligned with the vision and mission to become a major player of TIMES regionally and globally, we recognize the importance of the use of ICT for the advancement and improvement of public welfare. We understand our strategic position in Indonesian society. Utilization of our competence can bring Indonesia towards a better direction. Our products and services can educate the nation. As a corporation that serves millions of customers throughout Indonesia, we actively participate in the form of corporate social responsibility program.

AWARDS AND ACHIEVEMENT OF CSR PERFORMANCE BASED ON ISO 26000

CSR AWARDS IN 2015

In 2015, Telkom CSR activities successfully achieved a number of awards for the seven focus areas Telkom CSR, which is awarded by the Corporate Forum for Community Development in the Indonesian CSR Award 2015 event. Details of the said awards are listed below:

•       Sustainability Reporting Award.

•       The best company in the management of human capital in the Indonesia Human Capital Study Award 2015.

•       Social Business Innovation Award.

•       Sindo Weekly CSR Award 2015.

•       Corporate Image Award with the category of best Telecommunication Company and best Internet Provider.

•       Award for telecommunication category with grade I in Excellence Service Experience Award 2015.

ACHIEVEMENT OF CSR PERFORMANCE BASED ON ISO 26000

Our commitment in CSR has been proved successful to get recognition from various parties, including from independent parties, which bestows the Grand Platinum award in the Indonesian Corporate Social Responsibility Award (ICA) event in 2015. This award is not only a proof of recognition from external parties, but at the same the achievement of performance of Telkom CSR based on ISO 26000.

ACTIVITIES AND PROGRAMS OF TELKOM CSR

Our CSR programs are implemented with the responsibility of the Company based on four areas:

1) social responsibility for the environment.

2) responsibility for employment, safety, and working welfare.

3) obtain any social responsibility for society’s social development.

4) responsibility to the customer.

TELKOM’S RESPONSIBILITY TO ENVIRONMENT

We realize the importance of maintaining environmental sustainability. As such, we constantly try to minimize negative impacts to the environment caused by operational activities as well as community activities in general. We also actively support national programs related to environmental preservation.

a)    Policy

Commitment to be environmentally responsible is mentioned in Circular No.ED.130 / PS000 / HR 20/2008 on Efficiency Measures in Creating Savings in PT Telekomunikasi Indonesia Tbk, which we implemented through a variety of programs, both in internally and in society. The environmental impact arising from operations of the Company will be kept as low as possible and we are responsible for such effects.

b)    Program Types

We try to do a variety of programs related to environmental conservation which are summarized in the Telkom Go Green Action program, which includes efforts to mitigate carbon emissions, energy efficiency of office buildings, BTS energy efficiency, use of renewable energy, the concept of the paperless office, waste management, management and recycling of water, bike to work, and earth hour.

(1)     Carbon Emission Mitigation Efforts

We have not specifically performed the calculation of the carbon footprint of our operations. However, since 2009 we have conducted a series of initiatives which are consistent and focused efforts to reduce electrical energy consumption in our operations. Thus, we contribute to the mitigation of carbon emissions (CO2), remembering the electricity produced from plants using conventional fossil fuels (coal and oil) and a source of carbon emissions into the atmosphere.

In doing so, we are implementing our equipment with high efficiency and new technologies that are more environmentally friendly, among others:

•         The use of AC inverter technology, through retrofitting fluid system and thermodynamic air conditioning system with Articmaster, and replacing the use of Freon in air conditioners with hydrocarbon refrigerant.

•         Replacing the fluorescent lamp with LED lights that have high levels of electrical efficiency of up to 90%.

•         Installation of capacitor banks at our STOs to reduce energy waste due to reactive power.

•         Replacement of TDM switching device switches to soft-switch devices that consume less electricity, dissipates less heat, and occupies less physical space.

•         Replacement of rectifier device from the linear-mode type to the switch-mode type that requires less energy with higher conversion efficiency rate.

•         Construction and operation of green data center that puts the zero depletion refrigerant (no-CFC), zero depletion FAP (N2 100% natural gas), environmentally-friendly material (unleaded), and energy efficient (LED lamps and cooling system management).

In addition to supporting efforts to mitigate carbon emissions, a range of initiatives to conserve electrical energy consumption also has an impact on savings in operational costs and maintenance expenses, and reduce down time due to failure of the air conditioning system.

(2)     Office Building Energy Efficiency

Energy systems in Telkom office buildings have been made even more efficient. Various strategic measures were applied, among others:

•         The use of capacitor banks to improve power factor, comply with the PLN provisions on KVAR limitation, and reducing wasteful use of electricity due to the magnitude of the apparent power of capacitive loads. In 2014, we have carried out a series of trials in cooperation with PT EXCELINDO Chandra Mulia (holder of Top Saver 2000 brand), and has implemented the use of saver on the non-inverter to suppress the loss of the use of electric current and will continue in the coming year.

•         Installation of reflective glass with thickness of 6 mm to reduce heat entering, so the use of air conditioning will be more economical and efficient. A series of tests have been carried out in cooperation with PT Energi Indonesia as the brand holder of Sadean Reflecto Coating for Building regarding the use of coatings, namely coatings of outer glass walls / windows of the building, which serves to transmit light, but forwards little to no heat.

•         Replacement of conventional lighting with LED lighting to save energy and environmentally friendly, because it no longer uses mercury.

•         Retrovitally replacing AC chiller with modern and energy-efficient technology, based on building automation system (BAS), thus efficient operationally by the operator and also using environmentally friendly refrigerants. Implementation of this program began in mid-2013.

•         Strict and precise implementation, without disturbing the comfort and safety of building occupants, lighting and devices operating schedules in order to minimize the wasting of electricity consumption.

•         Provide ongoing and continuous socialization to all building occupants about saving energy, including the placement of warning signs and stickers in various strategic locations to remind employees to save electricity and water.

•         Utilization of zoning lighting scheme to enhance the efficient utilization of energy, namely by differentiating the ignition area lighting needs, so as to save energy.

•         Installation of a timing device (timer) on the lighting outside the building.

(3)     BTS Energy Efficiency

Significant energy savings also come from the use of BTS outdoors at all BTS Telkom Flexi and Telkomsel locations. Outdoor BTS are smaller than indoor ones and does not require housing and cooling.

(4)     Utilization of Renewable Energy

Mitigation of carbon emissions has been significantly done through changing patterns of energy consumption from non-renewable energy to renewable energy, such as the use of solar, water and wind energy. Although small in scale, we have started to implement "carbon free" concept for some operations. By using solar cells as energy for base stations, we can reduce carbon emissions up to 961.39 tons of CO2 annually. Telkomsel became a pioneer in the use of base stations that use renewable energy from solar energy, micro-hydro, and low power consumption, and has operated thousands of environmentally friendly BTS.

We have also implemented renewable energy for locations on the islands and other urban areas that are still using 7 x 24 hours generator power source, such as through the use of a hybrid power plant that combines solar cells and wind power . The use of renewable energy in the form of a hybrid power plant is expected to achieve savings of electricity usage charges, maintenance expense and burden of fuel consumption up to 98%, while 2% of fuel is still required for generator maintenance purposes.

(5)     Paperless Office Concept

Another effort in mitigating carbon emissions is to apply the concept of paperless office. We have applied this concept through online memos applications since 1998 in several units and have been implemented nationally. Since this concept has been implemented, management made budget cuts on paper purchasing policy significantly. With a minimum use of paper, we have reduced the amount of paper waste.

Currently, all of our units have been using memos application online for delivery in our internal memos. During 2014, a letter memo made by the entire unit via the online memo application amounted to 294,563 units. Assuming an average of one memo consist of two (2) copies and addressed to three (3) the recipient and then each forwarded to 3 (three) people, then by using the online memo app, we had saved as many as 10,604 reams of paper or the equivalent Rp424,170,720 (based on average paper price in 2014).

We also educate employees and customers in applying these concepts, among others, in terms of issuing electronic bills, bill payments centrally through teller, Automated Teller Machine ("ATM"), phone banking, internet banking, mobile banking, and auto debit.

(6)     Management of Trash and Dangerous and Toxic Waste

Waste management is done with local Sanitation Office. Routine supervision is conducted in order to reduce the amount of garbage scattered. We are also carrying out waste management and disposal responsibly throughout the operational offices.

(7)     Management and Utilization of Recycled Water

Water is vital for human life and plays an important role in the preservation of the ecosystem. Therefore, we have a strong commitment to be responsible for the management and use of water.

Our water consumption is relatively low which is used for building operations and drinking purposes of employees which is majorly supplied by the Regional Water Company (PDAM). We have carried out a strategic step in the management of water with the installation bio-pores and containers of water around the office building to collect rain water and process water recycling is simply done using charcoal-based filtration. Recycled water is used for washing operational vehicles and watering plants in the office yard.

(8)     Bike to Work

In order to promote healthy living and mitigate carbon emissions simultaneously, we urge employees to bike to work every Friday. This recommendation was issued in 2009 and its implementation is responded well by most employees by 2014. We expect this will become a habit that is part of the "Bike to Work" national movement and shall be entrenched among employees.

(9)     Earth Hour

Regularly every year we participated in the "Earth Hour" which is promoted by WWF, aiming to preserve the environment by reducing the consumption of electrical energy. This activity is carried out by a power outage during one hour on Saturday, the fourth week of March each year at 20:30 until 21:30.

(10) Jakarta River Fest

Telkom participates in the Jakarta River Fest event in the river cleaning action in Jakarta with a contribution of 50 million Rupiah.

c)     Certification in the Environmental Aspect

By carrying out the mission of being a high-quality TIMES service providers with competitive prices as well as a model of best corporate management, we must also pay attention to environmental control, safety and good working health. To meet government regulations in terms of implementing SMK3, in 2014 Telkom and its subsidiaries have obtained SMK3 certification.

TELKOM RESPONSIBILITY FOR EMPLOYMENT, OCCUPATIONAL HEALTH AND SAFETY

Employment

Policy

We direct the management of human resources in order to realize the vision, mission, objectives of the Company (sustainable competitive growth), and human resource management objectives. Target of HR management is to establish great leader and great people with a productivity of employees above productivity standards in the telecommunications industry and the high level of engagement in running the Telkom Group's business portfolio which is increasingly focused on TIMES. We are also working to improve synergies and efficiencies in the Company's internal circles which are all employees of Telkom Group to continue to emphasize the implementation of the set Company values.

Law No. 13 Year 2003 on Employment and Labour Agreement ("CLA") between the management and union employees, becomes a reference throughout the employment policies to ensure compliance with applicable laws and minimize the occurrence of violations of human rights in the employment relationship.

Program Types

a.       Industrial Relations Management

Referring to the Presidential Decree No. 83 of 1998 on the Ratification of ILO Convention No. 87 of 1948 concerning Freedom of Association and Protection of the Right to Form Organization, some employees of Telkom established "Telkom Employees Union" or "Sekar". Until December 31, 2015, Sekar consisted of 14,472 employees or 89.9% of total employees with working status in Telkom and employed in the JVC. To avoid potential conflicts that occur in the next CLA negotiation, management increases the role of LKS Bipartit (unknown English translation) which is conducted once a month.

b.       HR Recruitment

Our HR Recruitment is done through internal and external recruitment. Internal recruitment is done by optimizing the resources that have been owned through synergies in Telkom Group in order to achieve efficiency in employee turnover costs and obtaining the best candidates according to needs and simultaneously facilitating career development for existing employees. External recruitment is focused on hiring professionals to fill positions where the competence is not possessed by existing employees, as well as recruiting fresh graduates to fill the positions left by employees due to retirement, improving the composition of employees in terms of education, age and stream (Company function).

HR Recruitment	2015	2014	2013	2012	2011	2010
Total (persons)	387	224	206	30	53	127

c.        Competence Development

HR competence development is done through training and education that focuses on competence change and competence development, both directly and indirectly related to the business strategy and operations. In addition, we also organized various improvement programs and competency training for its employees who are currently managed through the establishment of CorpU. Here is the amount of training conducted in the last five years. In 2015 Corpu has graduated as many as 187 people for certification. SUSPIM program has held 10 courses, and has approved as many as 408 people. Regular training has been carried out as many as 928 programs with participants as many as 17,424 people.

Competence Development	2015	2014	2013	2012	2011	2010
Total of Training	928	1.191	1.261	774	650	826

d.       Employee Remuneration

We provide competitive remuneration package for employees consisting of a monthly salary, allowances and facilities such as housing, pensions, health, and others. In appreciation to the employees, Telkom adopted a total rewards philosophy that is communicated widely and effectively to employees. Total reward philosophy is based on the foundational reward, reward performance, as well as career and environmental rewards. In this concept, the appreciation is not only given to employees in the form of remuneration, but also certainty in pursuing a career ladder and balance in work and personal life (work life balance).

However, to ensure that Telkom remuneration is competitive in the industry, Telkom regularly follows salary surveys and make adjustments. Value of remuneration provided by the Company in the last five years is as follows:

Employee Remuneration	2015	2014 (Restated)	2013	2012	2011
Total paid (Rp billion)	11.874	9.787	9.733	9.786	8.555

e.        Healthcare Services

We provide health services managed by Yakes for employees and immediate family dependents. We hope that health services had a positive impact on improving the productivity of the Company. To determine the health of our employees, we organize medical check-up every year, which results in health status.

In addition, we also issued a policy of healthy living paradigm. As for health insurance, we provided all employees who have retired, including dependent relatives in the two types of funding, which is for employees who are appointed as an employee prior to November 1, 1995 and has a service life of more than 20 years, eligible for the guarantee of health care managed by Yakes Telkom, and for all other employees, the healthcare services in the form of insurance benefits. For the employees of its subsidiaries, we provide health benefits through a health insurance program sponsored by the government, known as the Workers Social Security (Jamsostek), which is now called the Social Security Agency (BPJS) and the Financing Agency and Health Insurance (BPJK).

Total expenses we spent on health insurance for employees in the last five years can be seen in the following table.

Employee Healthcare Service Costs	2015	2014	2013	2012	2011
Total (Rp billion)	174	153	162	150	121

f.        Pension Program

We had two pension schemes, which are Defined Benefit Pension Plan ("PPMP") which is intended for permanent employees hired before July 1, 2002 and Defined Contribution Pension Plan ("PPIP") that apply to other employees. Here is the cost of pension program in the last five years:

Expenses for Retirement Program	2015	2014	2013	2012	2011
PPMP (Rp billion)	Nil	Nil	182	186	187
PPIP (Rp billion)	7	6	6	5	5

g.        Employee Award

Routinely, we show appreciation to employees and units that excel in supporting the achievement of the Company's business targets. The award is intended to motivate employees to contribute better in the upcoming period. The following table shows the top performers who received appreciation in 2015.

Award Type	Total	Note
Medal of the Indonesian President	11	External Reward
Best Telkom ROSE at WITEL Level	5	Unit Reward
Best Forum AM Telkom Group	204	Individual Reward
Best Staff / Officer at the Indonesian border	6	Individual Reward
Individual Champions and CoP	8	Individual Reward
Best Innovation Indihome	38	Group and Individual
Best Innovation Non Indihome (CAT)	45	Group and Individual
Asian-African Summit	357	Individual Reward
Ramadan and Eid Posts Reward	66	Individual Reward
FTTH Office Competition Reward	24	Group and Individual
Special Innovation Works	17	Group and Individual

h.       Employee turnover level

Turnover rate of employees leaving the company for various reasons, among others, voluntary resignation, becoming a political party official, appointed as official either within the Company, its subsidiaries or government, breaches of discipline, married with Telkom employees.

	2015	2014	2013	2012	2011	2010
Total of Telkom Employee (people)	16.097	17.279	17.881	19.185	19.780	21.138
Total Employee Turnover	8	20	14	22	12	10
- Voluntary resignation	8	17	14	10	12	10
- Becoming political party official	-	-	-	-	-	-
- Becoming SOE Director/Government Official	1	-	-	12	-	-
- Discplinary violation	2	1	-	-	-	-
- Married with Telkom employees	-	2	-	-	-	-
Percentage of Turnover (%)	0.07	0,12	0,08	0,11	0,06	0,05

i.         Gender Equality and Work Opportunity

We do not have internal policies regarding labor that distinguishes its application based on gender. All regulations in the Telkom Group are applied consistently and equally to all employees regardless of gender. Similarly, the employment opportunities offered applies to all employees, of which there are positions that do not include qualifications that differentiate by gender. Qualifications which have been applied for all positions (position requirement) simply require education and competencies (soft skills and hard skills). Matters related to the rights of employees (compensation, benefits, career development opportunities and competence, working time, working facilities) and obligations of employees applies equally to all employees regardless of gender.

Health and Safety at Work (K3)

Policy

Since 2009, the main objective of the management of Health and Safety at Work ("K3") in Telkom focuses on achieving a zero accident rate. This program is held based on labor legislation and K3 rules by local Department of Labor as well as our evaluation and will be assessed every year. Telkom's commitment to realize the security and safety in the work environment, realized through the Company's policy set out in the Decision of the Board on Policy Establishment on the Enterprise Security and Safety Governance No.KD.37 / 2010 dated October 26, 2010.

Program Types

Starting from the year 2013 to 2015, we have conducted various K3 activities, among which are:

-      Training on Work Safety:

•         Fire Disaster Emergency Response Simulation in Witel of North Jakarta, Bogor, Palembang, Medan, Malang, at Gatot Subroto GMP Building, Jakarta

•         K3 Seminar organized jointly by Telco K3 Network

•         Training in Basic Life Support (BLS)

•         Training of K3 Electrical Expert

•         Training of K3 Type C Fire

•         First Aid Training (P3K)

•         Training and Simulation of Flood Evacuation of Telkom Group Jabodetabek in Sunter, North Jakarta in cooperation with Kolinlamil.

•         Socialization of Work Safety and Health Management System (SMK3)

-      Emergency Response Simulation in 2015 :

•         Witel Nangro Aceh Darussalam                       : November 9, 2015

•         Witel Riau Islands (RIKEP) Batam                 : August 18, 2015

•         Witel Riau Mainland (RIDAR) Pekan Baru   : August 25, 2015

•         Witel Lembong Bandung                                   : October 16, 2015

•         Witel South Jakarta                                            : October 9, 2015

•         Witel West Jakarta                                              : November 25, 2015

•         GMP Jakarta                                                        : December 16, 2016

•         Witel Yogjakarta                                                 : December 29, 2015

-      Zero Accident Program

The program is organized based on labor legislation and K3 rules of local Department of Labor and evaluated and will be assessed every year. Our commitment to realize the security and safety in the work environment is embodied in the company's policy which is set out in the Decision of the Board on Policy Establishment on the Enterprise Security and Safety Governance.

Location	Safe Work Hours
	2015	2014	2013
Telkom Witel West Java, Northwest (Bekasi)	3,591,120	3,148,888	1,638,569
Telkom Witel West Java, West (Bogor)	8,666,697	2,181,146	2,143,736
Telkom Witel West Jakarta	4,265,880	2,458,200	2,503,164
Telkom Witel South Jakarta	1,114,848	1,704,260	1,592,892
Telkom Witel East Jakarta	2,048,184	1,738,720	4,077,024
Telkom Area North Jakarta	2,483,192	2,207,095	2,269,530
Telkom Area Tangerang	3,204,192	2,683,906	3,834,832
Telkom Regional Sumatera	13,848,352	8,884,232	2,012,569
Telkom Regional West Java	5,171,923	5,160,189	2,094,151
Telkom Regional Central Java	7,017,171	1,589,177	2,044,573
Telkom Regional East Java	10,828,032	9,152,000	2,041,061
Telkom Regional Kalimantan	4,471,856	4,471,856	5,092,684
Eastern Region of Indonesia (KTI)	5,412,640	8,186,134	8,671,826
Telkom GMP Bandung (Japati)	3,600,280	3,740,736	2,025,063
Telkom GMP Jakarta	13,749,318	3,679,508	3,404,798
Telkom Area Central Jakarta	3,809,288	3,809,288	4,086,952
Witel Riau Islands (RIKEP) Batam	1,373,696
Witel Riau Mainland (RIDAR)	889,904
DIY	6,971,000
East Maluku	3,204,992

SMK3 Online Application and Safety Care Online

Online SMK3 application development which is in accordance with Government Regulation No. 50 of 2012 can be accessed by all employees consisting of SMK3 measurement criteria. This application can be used for activity monitoring, evaluation, and online analysis thus simplifying and speeding up the process of implementation and updating of information nationally.

Online safety care application is a means to raise awareness of employees related to aspects of K3 at each work location, for example, to inform the conditions at the job site which may risk the continuity of the K3 so that it can be followed up. The solution is with the performance of the findings and close mitigation.

SAS portal applications is to publish K3 activity that is accessible nationwide, with contributors to the person in charge of SAS nationally.

Received award in the K3 aspect (Zero accident)

-       Awards received in the field of K3 (Zero Accident) from Ministry of Manpower and Transmigration since January 1, 2009 until December 31, 2013 to our 13 office locations.

-       Awards received in the field of K3 (Zero Accident) from Banten Governor since January 1, 2009 until December 31, 2014 to Telkom Area Tangerang.

-       Awards received in the field of K3 (Zero Accident) from the Mayor of Bogor since January 1, 2014 until December 31, 2014 to Telkom Witel Jabar West (Bogor)

-       Awards received in the field of K3 (Zero Accident) from the Ministry of Manpower and Transmigration since January 1until December 31, 2014 a total of 17 locations Telkom Regional-2 Jabodetabek, Witel Central Jakarta, Witel North Jakarta, Witel South Jakarta, Witel East Jakarta, Witel West Jakarta , Witel Riau Islands (Pekanbaru), Telkom Regional 4 Central Java, Yogyakarta, Witel Yogyakata, GMP Headquarters Jl Japati Bandung, Witel West Java Central Bandung, Telkom Regional 3 West Java, Witel West Java West (Bogor), Witel East Java South (Malang), Telkom Regional 1 Sumatra (Medan), Witel South Sumatera  (Palembang), Witel North Jakarta.

-       Submission of Safe Work Hours Audit 2016 to the local Manpower Office as much as 18 office location consists of GMP Telkom Regional-1, West Sumatera (Medan), North Sumatra East (Pematangsiantar), West Sumatra, Nanggroe Aceh Darussalam, GMP Jakarta, Central Jakarta, South Jakarta , West Jakarta, East Jakarta, North Jakarta, Banten East (Tangerang), Banten West (Attack), West Java North West (Bekasi), West Java West (Bogor), GMP Treg West Java, West Java Central, (Bandung) South West Java (Tasikmalaya), West Java North (Falkirk), West Java East (Cirebon), GMP Treg Java, Central North, DIY Yogyakarta, GMP Treg Java, Surabaya-Madura, Malang, South Bali (Denpasar), South Kalimantan (Banjarmasin) South East Kalimantan (Balikpapan), West East Kalimantan (Samarinda) and West Kalimantan (Pontianak), GMP Treg Witel Sulawesi and South Sulawesi (Makassar).

-       Ministry of Manpower and Transmigration award Directorate General of Labour Inspection audit result K3 management system which have earned "Assessment Level: Satisfactory" for Advanced category for the area of Telecommunications in Central Jakarta, South Jakarta, Banten East (Tangerang), Riau (Pekanbaru), and the Riau Islands (Batam).

SMK3 Internal and External Audit

To ensure that the Company has set goals, objectives and K3 programs to meet the K3 policies that have been set, Telkom routinely conducts Internal Audit SMK3 every year. This audit is conducted on the whole area include West Jakarta, South Jakarta, Central Jakarta, East Jakarta, North Jakarta, Bekasi, Bogor, Tangerang and other Regional Division based on sampling (West Java / Lembang, East Java / Malang, Central Java / Semarang, Sumatera / Terrain, KTI / Bali).

SMK3 Internal Audit 2015

No	WITEL/Regional	Location	Date	Result (%)
1	Central Jakarta	STO Gambir, Witel Building and Plaza	April 7 - 8, 2015	88.55
2	East Jakarta	Jl. DI Panjaitan	April 21 - 22, 2015	88.55
3	South Jakarta	Jl. Sisingamangaraja	May 5 - 6, 2015	95.18
4	West Jakarta	Jl. Letjen S. Parman	April 14 - 15, 2015	90.96
5	North Jakarta	Jl. Yos Sudarso	April 28 - 29, 2015	93.37
6	Witel West Java North	Jl. Rawa Tembaga Bekasi	May 12 - 13, 2015	88.55
7	Witel West Java West	Jl. Ahmad Yani	May 19 - 20, 2015	94.58
8	Witel Banten East	BSD Business Complex	May 26 - 27, 2015	89.16
9	Witel Banten West		August 25 - 27, 2015	89.16
10	GMP Jakarta	Jl. Gatot Subroto Jakarta	May 19 - 20, 2015	91.57
11	Witel Riau Islands Batam	Jl R Suprapto SH	September 07 - 09, 2015	90.36
12	Witel Riau Mainland Pekanbaru	Jl Jend Sudirman	September 07 - 09, 2015	89.75
13	Witel West Java Central	Jl Lembong 10-11 Bd	August 25 - 27, 2015	87.34
14	Treg-3 offices in West Java	Jl Supratman Bd	August 25 - 27, 2015	87.34
15	GMP Japati	Jl. Japati No 1 Bd	August 25 - 27, 2015	89.75
16	On-Desk	46 WITEL + 5 TREG	November 23, 2015	18.00
National Score				85.76

SMK3 External Audit 2015

No	WITEL/Regional	Location	Date	Result (%)
1	Central Jakarta	STO Gambir, Witel Building & Plaza	October 21- 23, 2015	87.90
2	South Jakarta	Jl. Sisingamangaraja	November 4 - 6, 2015	93
3	Witel Banten East	Komplek Niaga BSD	October 18 - 20, 2015	90
4	Witel Riau Islands Batam	Jl. Jaksa Agung R Suprapto SH Sekupang.	November 12 - 13, 2015	94.5
5	Witel Riau Mainland Pekanbaru	Jl. Jend Sudirman Pekanbaru	December 2 - 4, 2015	90
National Score				91.08

To ensure that the criteria in SMK3 has been implemented in the field and received recognition from related external agencies, the SMK3 external audit is conducted in five locations: Witel South Jakarta, Central Jakarta, Banten East (Tangerang), Riau Mainland (Pekanbaru) and Riau Islands (Batam).

Extracurricular Activities Funding Assistance

We provide financial support for extracurricular activities related to sports, arts, freedom of association and assembly in the amount of Rp5 billion.

Financial Impact of Activities

In the last three years, the cost of which we spend on activities related to the K3 is as follows.

	2015	2014	2013
Cost of K3 activities (Rp billion)	3.1	8	2

TELKOM RESPONSIBILITY FOR SOCIAL DEVELOPMENT AND COMMUNITY

As one of the largest state-owned enterprises in Indonesia, we have two great responsibilities. First is to increase profitability in order to improve the welfare of the State. The second is carrying out the responsibility of social and civic development.

This program targets people's economic activities, whether related directly or indirectly with our main business, with the aim to develop a harmonious relationship with the community as well as providing a real contribution to a welfare society.

Policy

Referring to the Board of Directors Regulations No.PD.701.00 / 1.00 / PR000 / COP-A3000000 / 2014 dated October 14, 2014, we conducted our Partnership Program and Community Development Program and various CSR initiatives related to Community Development.

Program Types

Community Social Aid Fund is used for a variety of public facilities development including for natural disasters, education / training, public health, public facilities, places of worship and nature conservation.

1.  Telkom Smart Campus (TeSCA)

TeSCA is a self-assessment program of national universities initiated by Telkom through the Corporate Social Responsibility (CSR) program support in order to measure the utilization of Information and Communication Technology (ICT) in order to improve the quality of higher education.

TeSCA was first implemented in 2008 and is still in progress, this program initiated by PT Telekomunikasi Indonesia Tbk in collaboration with the Directorate General of Higher Education (Dikti) Ministry of Education and Culture, Technology Council and the National Communications (DeTIKNas), and the Association of Higher Education for Computer Science (Aptikom).

The results of the self-assessment program can be accessed online through the TeSCA website (www.tescaindonesia.org).

2.  Telkom Group Berbagi 2015

In order to enliven Ramadhan and Eid 1436 H, Telkom presents a variety of activities with the name Telkom Group Berbagi Program. Through the theme Light For You To Hold the World, Telkom Group as a telecommunications company with a TIMES business portfolio wants to use the momentum of Ramadan to share to the people of Indonesia.

Telkom Group Ramadhan event in 2015 consisted of a wide range of activities, which are as follows:

a)      Assistance to 5,000 orphans.

b)      Providing assistance to a number of ICT devices to Orphanage and Digital Boarding School.

c)      Provision of facilities for 1,000 SMEs to be able to compete on the global stage through the sharing of business activities and development of SMEs Digital Village program.

In addition to providing assistance, Telkom's Group organized affordable market by preparing 12,000 food packages simultaneously in 18 cities in Indonesia as part of a SOE synergy to build the country. Besides, through the Employee Volunteer Programme (EVP), TelkomGroup employees collect and donate 1,000 Al-Qur'an manuscripts and 1,000 veils for prayer rooms and mosques in TelkomGroup office environments throughout Indonesia.

Related with these activities, Telkomsel provides 20 tons of dates to 8 large mosques in Indonesia (Banda Aceh, Medan, Jakarta, Surabaya, Semarang, Makassar, Sorong and Mataram). As a form of humanitarian care, TelkomGroup also arranged the supply of 1,000 bags of blood which will be submitted to the Indonesian Red Cross.

3.  BUMN Hadir untuk Negeri

BUMN Hadir untuk Negeri is a form of tribute and appreciation from SOEs for the Indonesian nation to enrich the 70th Anniversary of RI.

The series of events Commemorating 70 Years of Indonesian Indonesia "BUMN Hadir untuk Negeri" has the following goals and objectives:

a)       Achieve National Movement "Let's Work" proclaimed by President Joko Widodo on the 70th anniversary of the Independence of the Republic of Indonesia.

b)       Enliven HUT RI that has entered the age of 70 years in the form of tribute and appreciation of state-owned enterprises for the Indonesian nation.

c)       To create conditions that encourages state-owned enterprises in Indonesia to contribute their best for the country and the people of Indonesia.

d)       Presenting SOEs in the community to help people in all parts of the Republic of Indonesia.

e)       Strengthen SOE Synergy, so that the SOE extended family can support each other in their working area.

The program is organized by the Ministry of BUMN, Telkom gets management in West Java. The forms of activities are as follows:

a)    Healthy 8 Km Walk. Healthy walking program is a form of responsibility of Telkom and the Government of disseminating the culture of healthy living through healthy walking program.

b)    Folk Art Stage and Screenings featuring a range of contemporary art and serve the spirit of nationalism-themed films so it is our responsibility to Telkom and government in disseminating the spirit of nationalism in the community

c)    Commemoration Ceremony of Indonesia's Anniversary on August 17, 2015.

d)    Competitions Commemorating 70 Years of Indonesian Independence which include elements of society around the office which is an event for SOE to be closer to the community, so that SOE can be better known by the public as users of SOEs products.

In addition to the main activities mentioned above, for the region of West Java, there are several additional activities as follows:

a)       Clean Recycling Program allows Stakeholders and fellow state-owned to cooperatie in utilization of garbage crusher created by students of Telkom University as one solution to environmental cleanliness.

b)       Health services & Free Treatment

c)       Indonesia Hebat Exhibition

d)       Special Services of 70 Years Independence Day with a special promo in the forms of:

•         Free WiFi id 70 minutes

•         Discount Call SLI 45% from a landline to 8 destination countries

•         Telkomsel Points: Free Data 70 MB / Free Call 70 Minutes / Free 70 SMS

•         17 Red and White BTSes

Further information related to Telkom's responsibility to social and community development, are on the topic "Partnership and Community Development Program".

TELKOM RESPONSIBILITY TO CUSTOMERS

In line with our mission to provide products and services with the best quality at competitive prices, as well as part of the corporate governance practices related to our responsibility towards our customers and the community as a stakeholder, we continue to maintain communication with customers. The implementation of efficient and proactive communication is a prerequisite for ensuring the rights of consumers and customers, which will eventually play an important role for the survival of the Company's business and continuous growth.

Policy

We are committed to always safeguard the interests of consumers and customers of products and services. We adjust that commitment to the needs and demands of the market, as set out in a series of management policies related to aspects of product development, product safety, warranty and post-sale consumer complaint services.

Program Types

Throughout 2015, we continued to carry out various initiatives in order to ensure protection of consumer interests in obtaining quality products and convenient service.

Product/Service Development

To ensure that a new product that we developed product as commercial products that are well received in the market, we apply a standard guideline for the implementation of product innovation incubation process. The incubation process is required to support the creation of innovative new products through the stages of idea submission, customer and idea validation, product validation, business model validation, and market validation. Thus, we can ensure the development of new product / service with the best results and efforts are optimized, while customers will benefit from the quality, reliability, availability, billing and payment, service range, compatibility, product features, and readiness factors supporting the product.

Telkom Integrated Quality Assurance (TIQA) Program

Orientation on customer service satisfaction with the TIQA through ROSE (Raise on Service Excellence) framework, covers:

-     Holding the principle to ensure the products and services that we deliver are of high value and are able to create the greatest possible benefits and able to stimulate the economy of the community and the state.

-     Always maintain a code of ethics in product sales (direct sales), promotion and advertising.

-     Applying ethical advertising practices to the provisions of the code of ethics of advertising in Indonesia.

-     Ensuring that the products and after sales service are easily available to the public.

-     Supports the application of the principles and practices of fair competition.

Warranty

In order to ensure compliance with the standards of after sales service, we implement fair compensation through the implementation of the post-sale warranty (service level guarantee/SLG).

Services Center and Consumer Complaints Mechanism

We provide excellent customer service center that can be directly visited, located in each regional office and our branch office. Also available is our online complaint center through our website (www.telkom.co.id) as well as contact center services with the number "147" for retail customers, "500250" for SME and "0-800-1-Telkom" for enterprise customers.

Telkom’s Tribute for Smart Indonesia

To increase comfort, Telkom has built thousands of Wifi.id point for super-fast Internet Corner in strategic locations such as campuses, parks, airports, and café. Wi-Fi service is expected to provide the ease of people who want to use Internet services. Moreover, the ease of access remains a problem for Internet users. The existence Wifi.id Corner is expected to also add to the ease of society in making broadband Internet access. In addition to the Warung Taman, thousands of Wifi.id Corner points are also distributed in various major cities of Pontianak, Papua, Banjarmasin, and Pekanbaru. Up to 2015, we are targeting approximately 1 million Wi-Fi to be installed in various regions in Indonesia. With the high speed internet service, the public will be satisfied to surf in cyberspace and perform a variety of productive activities.

Insert development of wi-fi in border areas

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM (“PKBL”)

Telkom, as a State-Owned Enterprise (“SoE”), has an obligation to carry out its social responsibility to the community. This social initiative is manifested in the form of Partnership and Community Development Program. The goal of the Program is community empowerment that focuses on the economic and social dimension related both directly and  indirectly to the main business of Telkom.

State-Owned Enterprises Partnership Program with Small Enterprises or Partnership Program is a program to enhance the ability of small businesses to become resilient and independent through the use of funds from the profit of State-Owned Enterprises. This program provides assistance in the form of a revolving loan to be used as working capital for Micro and Small Enterprises. Meanwhile the Community Development Program is a program to empower and develop the social and environmental conditions of the area surrounding the Company.

The legal basis for Partnership and Community Development Program are as follows:

•           Law No 19 of June 19, 2003 regarding State-Owned Enterprises.

•           Decision of the Minister of State-Owned Enterprises No.KEP-100/MBU/2002 dated June 4, 2002 regarding the Assessment of the Soundness of the State-Owned Enterprises.

•           Regulation of the State Minister of State-Owned Enterprises No.Per-05/MBU/2007 dated April 27, 2007 regarding the Partnership Program of the State-Owned Enterprises with Small Enterprises and Community Development Program.

•           Circular Letter No.SE-14/MBU/2008 dated June 30, 2008 regarding the Optimization of Partnership Program Fund Through Distribution Cooperation.

•           Regulation of the State Minister for State-Owned Enterprises No.Per-08/MBU/2013 dated,  September 10, 2013 regarding the Fourth Amendment of Per.05/MBU/2007 on the Partnership Program of the State-Owned Enterprises with Small Enterprises and Community Development Program.

•           Regulation of the State Minister for State-Owned Enterprises No.Per-07/MBU/05/2015 dated, May  22, 2015 regarding the Partnership Program of the State-Owned Enterprises with Small Enterprises and Community Development Program.

•           Regulation of the State Minister for State-Owned Enterprises No.Per-09/MBU/07/2015 dated,   July 3, 2015 regarding the Partnership Program and Community Development Program of State-Owned Enterprises.

Through the Partnership and Community Development Program, Telkom aspires to contribute to the quality improvement of the environment surrounding the Company in order for the Company to be well received by the public.

TELKOM COMMUNITY DEVELOPMENT CENTER

Telkom, as a State-Owned Enterprise, is actively involved in community empowerment through the Community Development Center (“CDC”) Unit. In its strategic position, the CDC assumes the role as, among others, the mandate holder of the implementation of the Partnership and Community Development Program.

Historically, CDC originated from the Small Enterprises and Cooperative Development Program (“PUKK”) in 2001. Along with regulatory changes and growing business demands, PUKK turned into Community Development Center in 2003 through the Resolution of the Board of Directors No 61/PS150/CTG-10/2003 regarding the Establishment of the Organization of the Partnership and Community Development Program Management Center.

Diagram 1: Organizational Structure of Community Development Center (CDC)

CDC as a unit that manages Partnership and Community Development Program is a business enabler of the Company and has determined its strategic programs with reference to the Triple Bottom Line CSR, namely the Planet  (Assistance to the Victims of Natural Disasters, Public Facilities Development as well as Environmental Conservation), People  (Education and Training Development, Health Facilities Development as well as Religious Facilities Development and Repairs), and Profit  (Partnership Program Distribution, Poverty Alleviation, and Development Partners’ Capacity Building).

The three pillars are manifested, among others, in the form of Focus Programs, namely:

1.              Digital Society, by establishing digital-based educational and training facilities and infrastructures.

2.              Digital Environment, by helping to preserve the environment through the Public Facilities Development.

3.              Digital Economy, by enhancing the effectiveness of the partnership program disbursement.

These strategic programs are the concrete manifestation of the CDC synergy with other business units as well as the subsidiaries of the Company and its affiliates in supporting the business of Telkom Group. Such support is expected to provide the best results for sustainable business and stronger corporate reputation.

REALIZATION OF THE FUND DISTRIBUTION OF PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM

From 2001 to 2015, the Company has distributed the fund from the Partnership and Community Development Program amounted to Rp3.28 trillion. From the total amount, Partnership Program funds amounted to Rp2.74 trillion are distributed to 117.551 Development Partners and Community Development Program funds amounted to Rp0.54 trillion are dispersed all over to 34 provinces in Indonesia.

Realization of Partnership Program Fund Distribution

In 2015, the Partnership Program fund is amounted to Rp340.96 billion and it has been distributed to 11,981 Partners consisting of industrial, trade, agriculture, livestock, plantation, fisheries, services, and other business sectors.

The largest fund distribution of Partnership Program in 2015 is to the Trade Sector, which amounted to Rp193.97 billion, as well as the number of Development Partners who receive the funding from partnership program in 2015.

Following are the data of the number of Development Partners and Fund Distribution per Business Sector from 2013 to 2015:

No	Location	Number of Fostered Partner			Total Distribution (Rp billion)
		2015	2014	2013	2015	2014	2013
1	Manufacture	1,895	2,183	694	56.37	70.5	20.99
2	Trade	6,972	6,675	2,140	193.97	206.22	62.85
3	Agriculture	229	222	96	6.77	6.72	2.43
4	Livestock	429	428	153	12.81	14.83	4.9
5	Plantation	207	203	81	5.56	6.36	2.05
6	Fishery	333	296	112	9.2	9.75	3.48
7	Services	1,896	2,116	688	55.32	70.27	20.99
8	Others	20	40	11	0.96	11.77	0.52
	Total	11,981	12,163	3,975	340.96	396.42	118.21

The number of recipients of the partnership program fund in 2015 fell 1.5% compared to 2014 as well as the amount of funds distributed that decreased by 13.93% compared to the previous year. The decline of the amount of funds distributed and the number of beneficiaries of the partnership program fund is because the fund provided in 2015 (Rp384.31 billion) is less (-22.97%) than the fund provided in 2014 (Rp498.92 billion).

The largest distribution of Partnership Program fund is to the Province of West Java which amounted to Rp66.09 billion or 19.38% of the total fund distributed (Rp340.96 billion), as well as the number of beneficiaries of the Development Partners from Partnership Program amounted to 2,643 Development Partners or 22.06% of the total number of beneficiaries of the Development Partners from Partnership Program which amounted to 11,981 Partners.

Data for the Number of Development Partners and Actual Fund Distribution Per Territory for 2015 are as follows:

Number of Fostered Partners and Realization of Fund Distribution by Region
No	Region (Province)	Fostered Partner	Actual Distribution (Rp million)
1	Aceh	229	5
2	North Sumatera	468	11
3	West Sumatera	257	6
4	Mainland Riau	233	6
5	Riau Islands	167	5
6	South Sumatera	217	5
7	Jambi	127	5
8	Bengkulu	157	4
9	Lampung	171	4
10	Bangka Belitung	162	5
11	DKI Jakarta	599	22
12	Banten	350	10
13	West Java	2,643	66
14	Central Java	1,253	40
15	Special Region Yogyakarta	249	7
16	East Java/Madura	1,710	50
17	East Kalimantan	437	14
18	West Kalimantan	458	13
19	East Kalimantan	238	7
20	Central Kalimantan	253	8
21	East Kalimantan	84	4
22	Bali	140	7
23	West Nusa Tenggara	125	5
24	East Nusa Tenggara	94	3
25	South Sulawesi	355	7
26	Central Sulawesi	134	4
27	Southeast Sulawesi	105	3
28	North Sulawesi	126	4
29	West Sulawesi	27	1
30	Gorontalo	135	4
31	Maluku	51	1
32	North Maluku	110	3
33	West Papua	1	-
34	East Papua	116	3
Total Number		11,981	341

DISTRIBUTION REALIZATION OF THE COMMUNITY DEVELOPMENT PROGRAM

In 2015, the Company gives priority to providing assistance in improving the quality of the Indonesian society in entering the digitalization era through the Education and Training Development by absorbing fund amounted to 50.9% of total distribution of the Community Development Program as well as the Public Facilities Development Program that absorbs the fund of 19.47%. Nevertheless, the Company does not rule out the Community Development Program in other fields.

Details of the fund distribution of Community Development Program per type of assistance for 2013 to 2015 are as illustrated by the following table.

No	Donation Type	Donation Value (Rp million)
		2015	2014	2013
1	Nature disaster victims	1.3	4.37	1.47
2	Education and/or training	41.15	40.83	20.96
3	Healthcare improvement	1.47	8.49	5.37
4	Improvement for facility and/or public facility	15.74	9.43	5.54
5	Religion facility	8.47	16.23	13.28
6	Natural preservation	0.75	0.8	0.5
7	Proverty	0.01	1.04	6.63
8	Capacity Improvement Development Partners	3.52	-	-
	Sub Total	72.41	81.19	53.75
	Operational Expense	8.43	1.62	2.01
	Total	80.84	82.81	55.76
	CAGR (%)	-2.37	48.49

Distribution realization of Community Development Program fund in 2015 reached Rp80.84 billion, a decrease of 2.37% from 2014, which amounted to Rp82.80 billion. In 2015, 2 (two) management policies of Partnership and Community Development Program are published, namely the Regulation of the State Minister for State-Owned Enterprises No Per-07/MBU/05/2015 dated May 22, 2015 on the Partnership Program of State-Owned Enterprises with Small Enterprises and Community Development Program, and Regulation of the State Minister for State-Owned Enterprises No Per-09/MBU/07/2015 dated July 3, 2015 on the Partnership and Community Development Program of State-Owned Enterprises. With these two regulations, the Company needs to make adjustments in managing Community Development fund in order to comply with the regulations.

As for the monthly average, the distribution of the fund of Community Development Program in 2015 was recorded at Rp8.18 billion or increased by 18.61% from the monthly average of the fund disbursement in 2014, which amounted to Rp6.9 billion.

PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM PERFORMANCE & CSR INDEX

Based on the Decision of the State Minister for State-Owned Enterprises No Kep-100/MBU/2002 dated, June 4, 2002, the effectiveness level of Partnership Program’s loan distribution and loan repayment collectability is part of the assessment for a healthy State-Owned Enterprise.

1.       Effectiveness of the Distribution of Partnership Program Fund

The effectiveness rate of the distribution of Partnership Program fund is calculated by dividing the amount of fund distributed by the amount of fund available. The amount of fund distributed is the total fund distributed to small businesses as Development Partners of the Company in the current year.

In 2015, the achievement of effectiveness rate of the distribution of the Partnership Program fund is 90.28% with the acquisition value of 3, increased substantially better than the attainment of the effectiveness of the distribution in 2014 which amounted to 82.52% with a value of 1.

Calculation of the Effectiveness Distribution of Partnership Program Fund

	Source of fund (Rp billion)
	2015	2014	2013
Distributed Fund	348.97	411.72	140.77
Available Fund	384.34	498.92	382.43
Eff Rate of Distribution Fund Effectiveness Rate Score of	90.28%	82.52%	90%
Distribution Fund	3	1	3

In 2013, based on the decision of the State Minister for State-Owned Enterprises, the fund distribution was stopped, and the effectiveness of fund distribution of all State-Owned Enterprises was synchronized with a Score of 3.

2.       Partnership Program Refund Collectability

The Partnership Program’s loan collectability rate is a comparison between the average of the weighted average of loan collectability to total outstanding loans (loan balance). The weighted average of loan collectability is obtained by multiplying the collectability value with the loan balance based on the loan quality (performing: 100%; substandard: 75%; doubtful: 25% and non-performing: 0%).

In 2015, the attainment rate of Partnership Program’s loan repayment collectability was recorded at 71.37% with the achievement of maximum value of 3, or lower than the collectability level of 2014, which amounted to 82.02% with a maximum value of 3.

Calculation of Loan Partnership Program Collectability Rate

Loan Quality	Loan Balance
	(Rp billion)%		Weighted Average
Performing	2,031.52	100	2.031,52
Substandard	160.35	75	120.26
Doubtful	66.71	25	16.68
Non-performing	779.80
Amount	3,038.38		2,168.46
Collectability Rate	71.37%
Collectability Rate Score	3

3.       CSR Index

In 2015, the Company measured the CSR Index reaching 73.18. The index illustrates that the achievement of CSR activities undertaken by the Company had an effect of 73% on customer loyalty and reputation of the company.

In addition to measuring CSR Index, the Company also measured how much people recommend using Telkom products, which are measured by the Net Promoter Score formula.

Diagram 2: Net Promoter Score Achievement

NPS = Promoters - Detractors

PNS measurement result by 24.22% in 2015 showed positive values of community perspective in recommending the use of Telkom’s product.

Furthermore, the CSR Index measurements continue to be developed to determine the extent of impact that CSR activities have on investors in making an investment decision in the Company.

ACTIVITIES AND COMMUNITY DEVELOPMENT PARTNERSHIP PROGRAM

In 2015, the Company has realized the distribution of funds for Partnership Program for Development Partners in 34 Provinces. Development Partners receiving financial assistance were small businesses whose products have a fairly high competitiveness but were having difficulty in marketing the products, limited human resources ability, business management, capital, and technology.

Before the funds were disbursed, the Company provided briefings in the form of education and management training with the hope that Development Partners were able to manage and develop their businesses better.

With regards to Community Development Programs (“BL”) conducted in 2015, a series of activities has been realized, including Assistance for Victims of Natural Disasters, Assistance in Education and Training, Assistance in Public Health, Assistance in Public Facilities, Assistance in Religious Facilities, Assistance in Nature Conservation, Assistance in Poverty Alleviation and Assistance in the Capacity Building of Development Partners.

1.     Assistance for Victims of Natural Disasters

Assistance to victims of natural disasters is aimed to ease the burden of people affected by disasters. In 2015, the Company provided assistance to victims of natural disasters, including floods in the district of Bandung, haze in Sumatra and Kalimantan, as well as victims of the eruption of Mount Sinabung.

2.     Education and Training Assistance

Improving the quality of public education is a major concern of the Company and its implementation is one of the core activities of the Community Development Program. This is done based on the consideration that education is one of the main foundations for the improvement of public welfare.

Assistance provided, inter alia, were construction and development of a Creative Camp in five (5) cities, among others, Bandung, Depok, Bekasi, Pekanbaru and Denpasar; providing Internet training to 2,000 teachers across Indonesia through Indonesia Digital Learning program, building WiFi Corners up to the border areas, as well as the development of and appreciation for youths in optimizing digital technologies through the NextDev Program published on social media (youtube).

3.     Public Health Assistance

In 2015, we prioritized aid in the health sector to actions that supported the improvement of public health. Assistance was given, among others, in the form of blood donation, cataract surgery, mass circumcisions and distribution of staple foods to improve the quality of community nutrition as well as Reconstruction of Veterans’ Homes with as many as 45 houses in 10 Cities that were part of the "BUMN Hadir untuk Negeri" Program as part of the celebration of Indonesia’s 70th Independence Day.

4.     Assistance to Public Facilities

Other direct benefits that society experiences as a result of the Company is the development of infrastructure and utilities intended for the public.

The assistance given were, among others, in the form of construction of gates and the revitalization of parks in order to welcome the Asia-Africa Conference in Bandung, garbage disposal (incinerator) given to the community, and the development of an amphitheater in Banyuwangi.

5.     Assistance in Religious Facilities

In addition to the construction of public facilities, the Company also paid attention to the development and improvement of religious facilities. Assistance disbursed was in the form of repair or construction of places of worship in the work areas of the Company. Assistance given included, among others, aid in the building of mosques, churches and temples.

6.     Assistance in Environmental Conservation

In an effort to realize environmentally friendly areas, we also carry out reforestation activities such as tree planting, especially on critical and barren land.

7.     Assistance in Poverty Alleviation

Through assistance in poverty alleviation, Telkom hopes to uplift the living standards of the poor in both urban and rural areas. Assistance is provided in the form of skill improvement training, which improve welfare in a continuous manner.

8.     Increasing the Capacities of Development Partners

Assistance to Development Partners was totally carried out by all components of the Company including the Commissioner of the Company in the form of grants. The activities included promotion and development through training programs and visits in the spirit of exchanging views on business development and motivation.

a.     Promotion and Marketing

The Company provided development assistance in the form of promotion and marketing by including Development Partners in various exhibitions both nationally and internationally. An example is the Sail Tomini Exhibition. The Company also helped the promotion of Development Partners’ products so that they could participate in the global market through an online store (http://www.blanja.com).

b.     Education and Training for Development Partners

      Development Activity for Development Partners were done, among others, through internet training programs for Development Partners and Visit Activities aimed to provide motivation and insight on business development.

One of the results of the capacity-building of Development Partners is the attainment of the Adibakti Mina Bahari Award by the President of the Republic of Indonesia for a Development Partner, Patin Fish Fisheries, and its Supervisors from the Company, in Kampar, Riau Province, on December 11, 2015.

EMPLOYEE VOLUNTEER PROGRAM (EVP)

Employee Volunteer Program (“EVP”) is part of the Work Life Integration main program, which serves as a forum to facilitate social community activities, initiated by Insan Telkom Group (“Telkomers”), both individually and through the community of employees in the Telkom Group.

The main purpose of EVP is to increase the spirit of Telkomers to have the "Spirit of Loving", "Spirit of Giving" and "The More You Give - The more you get" in the context of Telkomers always wanting to make a positive contribution to the society and to Indonesia and the Universe.

As a means of communication and information activities of EVP, the Company facilitates through the website (http://www.evp.telkom.co.id). Throughout 2015, we recorded that as many as 1,722 Telkomers have enrolled in the EVP program with an awareness index of 85.85%.

Employee Volunteer Program Activities are divided into four (4) main activities, namely Education, Environmental, Cultural Preservation, and Social Service.

•      Education conducted throughout 2015 in the form of teaching in formal and informal educational institutions.

•      Cultural Preservation includes the direct participation of Telkomers in social activities in the field of traditional culture, through teaching activities and active participation on cultural guiding to the younger generation.

•      Environment (save the planet) includes the direct participation in social activities for the improvement of the environment, among others, environmental cleanliness activities undertaken by the Bicycle and Motorcycle Community and tree planting activities undertaken by the Telkom Employees Union Community.

•      Social Community includes Telkomers’ social activities by becoming social activities initiators, for example by providing clean water for the village community experiencing drought as well as campaigning by biking to work (bike to work) in Bandung.

APPENDICES

DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares having a par value of Rp50 per share ("common stock").

ADSL

Asymmetric Digital Subscriber Line, a type of digital subscriber line technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voice band modem can provide.

APMK

Alat Pembayaran Menggunakan Kartu or card-based payment instruments, a payment instrument in the form of credit cards, Automated Teller Machine (“ATM”) and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSC

Base Station Controller, an equipment responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

BWA

Broadband Wireless Access, a technology that provides high speed wireless internet access or computer networking access over a wide area.

CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1.8 GHz frequency band.

Defined Benefit Pension Plan

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

DLD
Domestic Long Distance, a long distance call service designed for customers who live in different areas but still within one country. These areas normally have different area codes.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

e-Business
Electronic Business solutions, including electronic payment services, internet data centers and content and application solutions. Refer to “New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio” under Business Overview.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

e-Payment

Also known as electronic funds transfer, the electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institutions, through computer-based systems.

E1

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTH
Fiber To The Home  are the implementation of fiber optic network that reaches up to customer point or known as customer premise.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

Gigabyte, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz. The hertz (symbol Hz), the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that brings optical fiber cabling and signals all or most of the way to end users.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

Homepass

A connection with access to fixed line voice, IPTV and broadband services.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IMT-2000

International Mobile Telecommunications-2000, a body of specifications provided by the International Telecommunication Union. Application services include wide area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Core

A block of logic data that is used in making a field programmable gate array or application-specific integrated circuit for a product.

IP DSLAM

Internet Protocol-Digital Subscriber Line Access Multiplexer, a network device located near the customer’s location that allows telephone lines to make faster connections to the internet by connecting multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IPO

Initial Public Offering, the first sale of stock by a company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider,  an organization that provides access to the internet.

KSO

Kerjasama Operasi, a form of joint operation agreement that includes build, operate and transfer which arrangement was previously used by Telkom, in which the consortium partners invest and operate facilities owned by Telkom in regional divisions. The consortium partners are owned by international operators and national private companies or Telkom.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoCI

The Ministry of Communication and Information, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication (“MoC”) in February 2005.

MSAN

Multi Service Access Node, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

MSOE

Ministry of State-Owned Enterprises.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packets are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

Node B

A BTS for a 3G W-CDMA/UMTS network.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

Optical Fiber

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PDN

Packet Data Network, a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

PKLN

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian State-Owned Enterprises such as us for consent to obtain foreign commercial loans.

POWL

Public Offering Without Listing.

Premium SMS

Premium Short Message Service, a text messaging service component of phone, web, or mobile communication systems, using standardized communications protocols that allow the exchange of short text messages between fixed line or mobile phone devices.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

RIO

Reference Interconnection Offer, a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RMJ
Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOE

State-Owned Enterprise, a Government-owned corporation, state-owned company, state-owned entity, state enterprise, publicly owned corporation, Government business enterprise, or parastatal, a legal entity created by a Government to undertake commercial activities on behalf of an owner Government.

Softswitch

A central device in a telephone network that connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

STM-1

Synchronous Transport Module level-1, the SDH ITU-T fiber optic network transmission standard with a bit rate of 155.52 Mbps. The other standards are STM-4, STM-16 and STM-64.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

Terra Router

Terra Router or terabit router on the theory allows the network capacity on a scale of terabits (1 terabit = 1 million gigabits).

TIMES

Telecommunication, Information, Media,  Edutainment and Service.

TPE

a normalized way to refer to transponder bandwidth it simple means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. These provide connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Statement of the Member of Board of Commissioners and Directors

Regarding Responsibility for Annual Reporting 2015

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We hereby that all information has been fully disclosed in Annual Report 2015 Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and we are solely responsible for the accuracy of the content.

This statement is considered to be true and correct.

Jakarta, March 28, 2016

Board of Commissioners
Hendri Saparini President Commissioner
Hadiyanto Commissioner	Dolfie Othniel Fredric Palit Commissioner	Margiyono Darsasumarja Commissioner
Parikesit Suprapto Independent Commissioner	Rinaldi Firmansyah Independent Commissioner	P. Pamela Johanna Waluyo Independent Commissioner

Board of Directors
Alex J. Sinaga President Director
Heri Sunaryadi Director of Finance	Muhammad Awaluddin Director of Enterprise & Business Service	Indra Utoyo Director of Innovation & Strategic Portfolio
Dian Rachmawan Director of Consumer	Abdus Somad Arief Director of Network IT & Solution	Herdy Rosadi Harman Director of Human Capital Management	Honesti Basyir Director of Wholesale & International Service

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan Dan

Program Bina Lingkungan

(Community Development Center)

Financial statements as of December 31, 2015

for the year then ended

with independent auditors’ report

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

AND FOR THE YEAR THEN ENDED WITH INDEPENDENT AUDITORS’ REPORT

Page

SGM CDC’s Statement

Independent Auditors’ Report

Statement of Financial Position	1

Statement of Activities	2

Statement of Cash Flows	3

Notes to the Financial Statements	4 - 37

************************

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. RPC-103/PSS/2016/DAU

The Shareholders, Board of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited  the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of financial position as of December 31, 2015, and the statement of activities and statement of cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report RPC-103/PSS/2016/DAU (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) as of December 31, 2015, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

Deden Riyadi

Public Accountant Registration No. AP.0692

January 27, 2016

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

December 31, 2015

(Expressed in Rupiah)

	Notes	December 31, 2014	December 31, 2015
ASSETS
Cash and Cash Equivalents	2b,4	164.471.231.080	119.512.444.975
Loan to other Foster SOE or Distributing Partners net of allowance for impairment losses of Rp11,444,509,078 (2014: Rp11,607,929,078)	2c,2d,5	10.486.580.000	4.999.999.996
Loan to Foster Partners net of allowance for impairment losses of Rp109,770,010,235 (2014: Rp93,864,820,863)	2c,2d,6a,6b	412.697.815.866	458.634.533.531
Fixed Asset Not in Use	7	-	-
Troubled Loan net of allowance for impairment losses of Rp82,673,017,234 (2014: Rp77,773,183,407)	2f,8	-	-
TOTAL ASSETS		587.655.626.946	583.146.978.502
LIABILITIES AND NET ASSETS
LIABILITIES
Other Current Liabilities	2j,9	-	10.972.947.055
Accrued Expenses	10	879.175.000
Unidentified Installments	2h,11	121.047.323	467.059.449
Overpayment of Installments	2i,12	1.313.285.449	158.652.706
Other Payables	2j,13	467.720.000	119.546.500
TOTAL LIABILITIES		2.781.227.772	11.718.205.710
NET ASSETS
Unrestricted Net Assets	2k,14	584.874.399.174	571.428.772.792
Total net assets		584.874.399.174	571.428.772.792
TOTAL LIABILITIES AND NET ASSETS		587.655.626.946	583.146.978.502

The accompanying notes form an integral part of these financial statements taken as a whole.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For the Year Ended December 31, 2015

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2014	2015
CHANGES IN UNRESTRICTED
NET ASSETS
REVENUE
Loan Administration Service
Income	15	38.881.631.441	17.874.573.518
Interest Income on
Partnership Program	16a	9.656.400.307	1.566.703.122
Community Development Program	16b	7.139.747.899	3.048.273.583
Other Income	17	5.238.893.226	31.206.191
TOTAL REVENUE		60.916.672.873	22.520.756.414
EXPENSES
Fostering Partnership Funds	18	15.294.716.793	6.014.476.847
Community Development Funds Distribution	19	-	-
Empowerment Expenses	20	5.101.507.680	2.289.880.645
General and Administration Expenses	21	12.985.184.323	5.584.101.195
Allowance for Impairment of Loan, net	6e	30.628.234.796	20.641.603.199
Rent Expenses	22	2.821.557.515	1.436.320.910
TOTAL EXPENSES		66.831.201.107	35.966.382.796
DECREASE IN UNRESTRICTED NET ASSETS FOR THE YEAR		(5.914.528.234)	(13.445.626.382)
DECREASE IN RESTRICTED NET ASSETS FOR THE YEAR		-	-
DECREASE IN NET ASSETS FOR THE YEAR		(5.914.528.234)	(13.445.626.382)
AT BEGINNING OF YEAR		590.788.927.408	584.874.399.174
NET ASSETS AT END OF YEAR		584.874.399.174	571.428.772.792

The accompanying notes form an integral part of these financial statements taken as a whole.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

(Expressed in Rupiah)

	Year Ended December 31,
	2014	2015
OPERATING ACTIVITIES
Decrease in Net Assets for the year	(5.914.528.235)	(13.445.626.382)
Adjustments
Allowance for Impairment of Loan, net	30.628.234.796	20.641.603.199
Other Income	(1.825.352.893	-)
Change in asset and liability
Loan to other Foster SOE or
Distributing Partners	(8.345.175.617	5.650.000.004)
Loan to Fosters Partners	(203.144.856.947)	(66.741.740.864)
Other Receivable	847.074.513	-
Other Current Liabilities	-	10.972.947.055
Accrued Expense	879.175.000)	(879.175.000
Unidentified Installment	51.509.983	346.012.126
Overpayment of Installment	(49.282.432)	(1.154.632.743)
Other Payables	(38.252.218.616)	(348.173.500)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(225.125.420.448)	(44.958.786.105)
DECREASE IN CASH AND CASH EQUIVALENTS	(225.125.420.448)	(44.958.786.105)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	389.596.651.528	164.471.231.080
CASH AND CASH EQUIVALENTS AT END OF YEAR	164.471.231.080	119.512.444.975

The accompanying notes form an integral part of these financial statements taken as a whole.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT
a. Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE Partnership Program and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small business/ cooperative and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replacing the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which has been amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replacing PER-08/MBU/2013.

On July 3, 2015, Ministry of SOE issued Per-09/MBU/07/2015 replacing the Decree of Minister of SOE No. PER-07/MBU/2015. As an implementation of PER-09/MBU/07/2015, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. PD.702.00/r.00/PR000/ CDC- A1040000/2015 dated 10 Desember 2015 regarding Management of Partnership Program and Community Development Program.

Head office of CDC is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jl Japati No. 1 Bandung. Community Development (“CD”) Region and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

b. Primary Activities

The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:

1) Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.

2) Specific short term loan disbursements to finance the funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)
b. Primary Activities (continued)

3) Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:

a. Natural disaster victims

b. Education and/or training

c. Health improvement

d. Developments of infrastructure and/or public facilities

e. Places of worship

f. Nature conservation

g. Civil society in order for poverty alleviation

h. Education, trainings, internships, promotions and other activities related to the improvement of productivity of foster partner from partnership program. The amount of these funds are taken from community development program and set at a maximum of 20% from the Partnership Program fund distributed during the year.

4) Monitoring of the operations of Foster Partners.

5) Reporting of PKBL acitivities.
c. Funding Resources
Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.
d. Management Structure
Management Structure of CDC as of December 31, 2015 and 2014 is as follows:

December 31,
	2014	2015
CDC Senior General Manager	Nur Hassim Rusdi	Nur Hassim Rusdi
Supporting Management:
Senior Manager of Planning and Controlling	Haris Widjanarko	Haris Widjanarko
Senior Manager of Finance	Susilo Budi Utomo	Susilo Budi Utomo
Senior Manager of Partnership Program	Harmon Yero	Muhammad Wahyudi
Senior Manager of Community Development Program	Hery Susanto	Hery Susanto

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program, CDC is supervised by the Director of Human Capital Management. As of December 31, 2015 and 2014, The Director of HCM is Herdy Rosadi Harman.

Number of employees as of December 31, 2015 and 2014 is as follows:

	31 Desember/December 31,
	2014	2015
CDC Corporate	32	32

All employees are employees who earn salaries and other benefits from the Company (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") so that the application of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.

Witholding and payment for income tax Article 21 of Telkom employee who is assigned at CDC are performed by Telkom.
e. Authorization of the Issuance of Financial Statement
The financial statements were completed and authorized for issuance by CDC Management on January 27, 2016.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for the years ended December 31, 2015 and 2014 are follows:
a. Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK - ETAP in the preparation of the financial statement is based on Minister of State-Owned Enterprises (“SOE”) Circular No. SE-02/MBU/Wk/2012 dated February 23, 2012 Concerning Determination Guidance of Accounting Standard for Partnership Program and Community Development that applied since 2012.

The financial statements have been prepared on the accrual basis, except for certain accounts that prepared based on other measurement as explained in related accounting policy.
The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified in operating, investing and financing activities.
The financial reporting period of CDC is January 1 - December 31.
Amounts in the financial statements are presented in Rupiah which also represents its functional currency.
b. Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.

c. Loan

Initially loan are measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment are based on Management’s evaluation on the collectibility of these loan.

Loan to other Foster SOE Distribution Partners are loans given to Partnership PKBL unit/ Distributing Partners as synergy form among PKBL’s units.

Loan to Foster Partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and other foster SOE/ distributing partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than 1 year after reporting period.

The classification of loan based on its collectibility are as follows:

                i.       Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date.As agreed with the agreement.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
c. Loan (continued)

               ii.   Substandard when late payment of principal and/or administration service income payment are between 30 (thirty days) and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

                iii.     Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

iv. Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in te agreement.
d. Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there are impairment, individually for significat loan and collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loan are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

e. Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Useful Life	Depreciation Rate
Computer	2	50%
Office equipment	2	50%

Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use (Note 7).

As of December 31, 2015 and 2014, net book value of fixed asset is zero.
f. Troubled Loan

Troubled loan represent loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off these troubled loan adhere to Regulation of Ministry.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g. Accrued Expenses
Accrued expenses are expenses that have to be paid by CDC which occur due to service received in the current period but no payment has been made until end of accounting period.
h. Unidentified Installments

Unidentified installments are installments received in which the Foster Partners is unidentifiable until end of reporting period. Unidentifed installment is recognized and presented as liability when the installment is received.

i. Overpayment of Installments
Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners which is less than Rp50,000 is recognises as Partnership Program Other Income, based on Decree of the Director Number: KD.21/PR000/COP-B0030000/2010 dated on April 19, 2010 regarding Management of Partnership Program and Community Development Program.

j. Other Payables and Other Current Liabilities

Other payables and other current liabilities are recognized when transactions occur or when contract are completed. Other payables and other current liability is recognized based on transaction amount or contracts.

k. Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose. Unrestricted net assets represent assets that can be utilized without being limited for specific purposes.

l. Revenue and Expense
Revenue
Revenue is recognized in the statement of activities based on accrual basis.
Loan Administration Service Income
Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.
Interest income
Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense
Expense is recognised as incurred.
Fostering partnership funds are recognized when the funds are distributed.
m. Taxation
Tax transactions in relation to CDC are charged to CDC and reported by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

3. ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION
a. Judgements

In the implementation process of CDC’s accounting policies, Management has prepared these judgements, separated from estimation and assumption, which have the significant impact to the amounts are recognized in the financial statements:

The implementation of PER-09/MBU/07/2015

In relation to the implementation of PER-08/MBU/2013 as disclosed in Note 1a, effective January 1, 2013, CDC is no longer recognized income allocation from the Foster SOE and expenses related to the distribution of community development fund and operational expenses related to the distribution of community development fund at the Statements of Activities (Note 19)

Then, in relation to the implementation of PER-09/MBU/07/2015 as disclosed in Note 1a, effective July 3, 2015, operational expenses of CDC and capacity improvement expenses become the expenses of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as Foster SOE. Therefore, CDC no longer recognized operational expenses from July 3, 2015.

Operational expenses from January 1, 2015 until July 2, 2015 were recorded on statement of activities based on PER-08/MBU/2013 and PER-07/MBU/05/2015.

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

b. Judgements
Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s credit status based on collectibility of loans (Notes 5, 6 and 8).

c. Estimations and Assumptions
Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize indiviual allowance for customers to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same credit risks, regardless requires individually identified of allowance, have a higher risk of uncollectibility compared to loan given to other debtors. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectibility. Allowance for impairment of loan is recognised based on the the estimation of uncollectible amount,which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5, 6 and 8).

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

4. CASH AND CASH EQUIVALENT

	December 31,
	2014	2015
Partnership Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	45.607.574.684	7.002.145.427
PT Bank Negara Indonesia (Persero) Tbk	12.060.256.011	5.252.077.147
	57.667.830.695	12.254.222.574
Deposit:
PT Bank Mandiri (Persero) Tbk	15.000.000.000	-
PT Bank Rakyat Indonesia (Persero) Tbk	15.000.000.000	-
	30.000.000.000	-
Total Cash and Cash Equivalent Partnership Program	87.667.830.695	12.254.222.574

	December 31,
	2015	2014
Community Development Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	107,257,334,628	21,107,186,145
PT Bank Negara Indonesia (Persero) Tbk	887,773	696,214,240
	107,258,222,401	21,803,400,385
Deposit:
PT Bank Danamon Tbk	-	35,000,000,000
PT Bank Tabungan Negara (Persero) Tbk	-	20,000,000,000
	-	55,000,000,000
Total Cash and Cash Equivalent of Community Development	107,258,222,401	76,803,400,385
Total Cash and Cash Equivalent	119,512,444,975	164,471,231,080

5. LOAN TO OTHER FOSTER SOE/DISTRIBUTING PARTNERS

	December 31,
	2015	2014
PT Sang Hyang Seri (Persero)	9,637,740,363	9,687,740,363
Bank UMKM Jatim	4,999,999,996	10,600,000,000
Baitul Maal wat Tamwil Hidayah	1,806,768,715	1,806,768,715
	16,444,509,074	22,094,509,078
Allowance for impairment of loan
Individual assessment	(11,444,509,078)	(11,494,509,078)
Collective assessment	-	(113,420,000)
	(11,444,509,078)	(11,607,929,078)
Total	4,999,999,996	10,486,580,000

Movement the allowance for impairment of loan are as follows:

	December 31,
	2015	2014
Beginning balance	11,607,929,078	9,903,074,425
Additions - Net (Notes 6e)	-	-
Disposals - Net (Notes 6e)	(163,420,000)	1,704,854,653
	11,444,509,078	11,607,929,078

Management believes that, the balance of allowance for impairment of loan is adequate to cover losses from uncollectible loan.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

5. LOAN TO OTHER FOSTER SOE/DISTRIBUTING PARTNERS (continued)
PT Sang Hyang Seri (Persero)

On March 27, 2012, CDC signed a contract number 332/HK840/CDC-A1050000/2012 with PT Sang Hyang Seri (Persero) (“SHS”) for the distribution of Partnership Program funds to farmers which will be distributed by SHS. In agreement, SHS acts as an avalist (guarantor). This contract is valid for 36 months, starting in 2012 to 2015, with funds distribution limit amounted Rp17,000,000,000 which have been fully disbursed in 2012.

On December 1, 2014, CDC and SHS agreed to amend the contract. The amendmend points are:

- Elimination of penalty arise from payment delay after November 1, 2013. Penalty charged which has been recognized until October 31, 2013 is amounting Rp1,825,325,895.

- Term of agreement is extended to be 36 months until October 2017.

As of December 31, 2015, loan and penalties balances by SHS of Rp9.637.640.363 (2014: 9.687.740.363) of which are installed by Rp200,000,000 - Rp370,000,000 per month started from November 2014 to October 2017.

Bank UMKM Jatim

On November 14, 2014, CDC entered into an agreement No. Tel.529/ HK810/ CDC - A1010000/ 2014 with PT Bank BPR Jatim Bank UMKM Jawa Timur (Bank UMKM Jatim) and PT Finnet Indonesia for the distribution of Partnership Program funds, which all will be distributed by PT Bank UMKM Jatim. PT Finnet Indonesia provides the virtual accounts for media of payment for each foster partner. This contract is valid for 2 years, starting from November 2014 until November 2016. The loan of Rp10,000,000,000 has been fully distributed by CDC to Bank UMKM Jatim on December 2014. The balance of this loan as at December 31, 2015 is Rp4,999,999,996.

On September 27, 2011, CDC signed a contract No. K.Tel.821/CDC-A1050000/2011 with Baitul Maal Wat Tamwil Hidayah (BMT Hidayah) for the distribution of Partnership Program funds for batik garment communities and broom stick craftsmen. These fund were distributed through BMT Hidayah. The contract was valid for 2 years, from 2011 to 2013, with a maximum amount to be distributed of Rp2,200,000,000. In was agreed that, BMT Hidayah, who acts as a guarantor, guarantees the repayment of, at a minimum, 50% from the maximum amount to be distributed, or Rp1,100,000,000. In the collateral letter dated October 6, 2011, BMT Hidayah pledged a parcel of land owned by Drs Muhammad Hery Ngatiri. S.Ag (the Chairman of BMT Hidayah in Kelurahan Sangkrah, Kecamatan Pasar Kliwon, Surakarta) with an area of 91 sqm.The balance of this loan as at December 31, 2015 is Rp1,806,768,715 (2014: Rp1,806,768,715) which was due to be paid on November 2013.

6. LOAN TO FOSTER PARTNERS
a. Loan to Foster Partners Classified by Community Development (CD) Area

	December 31,
	2015	2014
Loan to Foster Partners
CD Area I Sumatera	113,328,491,852	118,344,350,433
CD Area II DKI Jakarta & Banten	80,916,609,472	71,913,682,894
CD Area III Jabar	86,948,859,417	71,361,969,771
CD Area IV Jateng & DIY	63,700,890,582	51,091,489,742
CD Area V Jatim & Madura	111,741,448,694	76,791,470,846
CD Area VI Kalimantan	63,823,658,079	53,011,559,882
CD Area VII Kawasan Timur Indonesia	47,944,585,670	64,048,113,161
Total	568,404,543,766	506,562,636,729
Allowance for Impairment of Loan	(109,770,010,235)	(93,864,820,863)
Total Loan to Foster Partners - Net	458,634,533,531	412,697,815,866

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

6. LOAN TO FOSTER PARTNERS (continued)
b. Loan to Foster Partners Classified by Sector

	December 31,
	2015	2014
Loan to Foster Partners
Trading	304,331,486,357	260,536,906,022
Industry	99,370,872,724	93,167,857,336
Service	98,645,546,666	94,585,494,743
Farming	23,910,726,099	21,275,133,231
Fishing	17,828,682,810	15,848,898,783
Agriculture	11,237,819,444	9,404,501,501
Plantation	9,962,750,485	8,309,374,775
Others	3,116,659,181	3,434,470,338
Total	568,404,543,766)	506,562,636,729
Allowance for Impairment of Loan	(109,770,010,235)	(93,864,820,863)
Total Loan to Foster Partners - Net	458,634,533,531	412,697,815,866

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.
c. Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministries No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on Decree on article 11 (2) of The Regulation of SOE Ministries No: PER-09/MBU/07/2015 dated July 3, 2015, administration service income is 6% per annum from the beginning balance.
d. Allowance for Impairment of Loan to Foster Partners
Movement of allowance for impairment of loan is as follow:

	December 31,
	2015	2014
Beginning balance	93,864,820,863	69,770,078,111
Additional - Net	20,805,023,199	28,923,380,143
Reclassification as troubled loan	(4,899,833,827)	(4,828,637,391)
	109,770,010,235	93,864,820,863

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

6. LOAN TO FOSTER PARTNERS (continued)

e. Allocation of Allowance for Impairment of Loan

December 31, 2015
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2015	Expense (Recovery) Allowance 2015
Other Foster SOE/ Distributing Partners
Individual assessment
Loss	> 270 days	11,444,509,078	100%	11,444,509,078	(50,000,000)
Current	< 30 days	4,999,999,996	0.00%	__	(113,420,000)
Sub total		16,444,509,074		11,444,509,078	(163,420,000)
Foster Partners
Collective assessment
Current	< 30 days	416,369,708,952	0.87%	3,624,415,611	(574,797,294)
Substandard	>30 days ≤ 180 days/	34,226,922,072	9.50%	3,250,690,745	1,981,050,405
Doubtful	> 180 days ≤ 270 days	18,242,353,104	18.16%	3,312,944,241	2,275,955,549
Loss	> 270 days	99,581,959,638	100%	99,581,959,638	12,222,980,712
Sub total		568,420,943,766		109,770,010,235	15,905,189,372
Troubled		82,673,017,234	100%	82,673,017,234	4,899,833,827
Total		667,538,470,074		203,887,536,547	20,641,603,199

December 31, 2014
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2014	Expense (Recovery) Allowance 2014
Other Foster SOE/Distributing Partners
Individual assessment
Loss	> 270 days	11,494,509,078	100%	11,494,509,078	1,591,434,653
Collective assessment
Current	< 30 days	10,600,000,000	1.07%	113,420,000	113,420,000
Sub total		22,094,509,078		11,607,929,078	1,704,854,653
Foster Partners
Collective assessment
Current	< 30 days	392,449,804,275	1.07%	4,199,212,905	2,551,241,616
Substandard	> 30 days ≤ 180 days	19,931,559,504	6.37%	1,269,640,340	(2,114,105,611)
Doubtful	> 180 days < 270 days	6,822,294,024	15.20%	1,036,988,692	(2,011,896,927)
Loss	> 270 days	87,358,978,926	100%	87,358,978,926	25,669,503,674
Sub total		506,562,636,729		93,864,820,863	24,094,742,752
Troubled		77,773,183,407	100%	77,773,183,407	4,828,637,391
Total		606,430,329,214		183,245,933,348	30,628,234,796

7. FIXED ASSET NOT IN USE
Movement 2015

	Beginning Balance Jan 1, 2015	Addition	Disposal	Ending Balance Dec 31, 2015
Acquisition Cost
Computer	29,862,600	-	-	29,862,600
Office Equipment	54,054,050	-	-	54,054,050
Total Acquisition Cost	83,916,650	-	-	83,916,650
Accumulated Depreciation		-	-
Computer	(29,862,600)	-	-	(29,862,600)
Office Equipment	(54,054,050)	-	-	(54,054,050)
Total Accumulated Depreciation	(83,916,650)	-	-	(83,916,650)
Book Value	-	-	-	-

Movement 2014

	Beginning Balance Jan 1, 2014	Addition	Disposal	Ending Balance Dec 31, 2014
Acquisition Cost
Computer	29,862,600	-	-	29,862,600
Office Equipment	54,054,050	-	-	54,054,050
Total Acquisition Cost	83,916,650	-	-	83,916,650
Accumulated Depreciation
Computer	(29,862,600)	-	-	(29,862,600)
Office Equipment	(54,054,050)	-	-	(54,054,050)
Total Accumulated Depreciation	(83,916,650)	-	-	(83,916,650)
Book Value	-	-	-	-

In relation to fixed assets with nil book value, SGM CDC sent Letter Number: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed asset. However, until the completion date of the financial statement, this approval has not been received.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

8. TROUBLED LOAN

Troubled loan from foster partners as at December 31, 2015 and 2014 by CD Area is as follow:

	December 31,
	2015	2014
CD Area I Sumatera	22,045,423,531	18,388,793,403
CD Area II DKI Jakarta & Banten	8,507,721,907	8,185,349,337
CD Area III Jabar	9,667,473,840	9,756,027,306
CD Area IV Jateng & DIY	7,608,245,571	6,386,473,495
CD Area V Jatim & Madura	9,446,672,858	6,556,899,010
CD Area VI Kalimantan	8,939,010,806	8,700,797,226
CD Area VII Kawasan Timur Indonesia	16,458,468,721	19,798,843,630
Total	82,673,017,234	77,773,183,407
Allowance for Impairment of Troubled Loan	(82,673,017,234)	(77,773,183,407)
Troubled Loan Distribution - Net	-	-

In relation to such troubled loan from foster partners, CDC has proposed to Ministry of State-Owned Enterprises (SOE) to write-off Rp2,027,201,023 which represents loan of partnership program for 253 Foster Partners in Nangroe Aceh Darussalam (NAD) who suffered earthquake and tsunami on December 2004 through the letters, as follows:

1)       Letter from Kadivre I Sumatera that was sent to PT Pupuk Iskandar Muda/Koordinator SOE Pembina Provinsi NAD No. Tel. 807/UM 550/RE1-123/2005 dated August 22, 2005 regarding Foster Partners Loan Write-off Proposal in NAD.

2)       Letter from Deputy Kadivre I Sumatera that is sent to the Foster SOE Coordinator of PUK Provinsi Nusantara - PT Perkebunan Nusantara No. Tel. 901/UM 550/RE1-123/ 2005 dated December 22, 2005 regarding the Confirmation of Foster Partners Loan Write-off Proposal in NAD.

3)       Letter from Head Office Telkom CDC which is sent to the Deputy Assistant for Information and SOE’s Administration Asset No. Tel. 125/ PR000/CDC-00/2006 dated February 10, 2006 regarding Foster Partners Loan Write -off Data in NAD.

Through Letter from Senior General Manager CDC No. Tel 790/ UM.550/ CDC.0000001/ 2011 dated September 12, 2011 which was addressed to the Deputy Assistant Fostering PKBL regarding Troubled Loan Foster Partners TCDC Write-off proposal, CDC proposed the write-off of troubled loan for 4,327 Foster Partners amounted to Rp34,978,803,737. This amount represents the accumulation from previous proposal.

Through Letter from Senior General Manager CDC No. Tel 573/UM.550/CDC-A100000/2013 dated October 23, 2013 which was addressed to the Deputy Restructuring and Strategic Planning of SOE, CDC re-propose loan writing off for troubled loan for 3,541 foster partners amounted to Rp26,182,641,326. This amount represents the accumulation from previous foster partner’s loan since January 2011 until December 2012.

Thereafter, through Letter from Temporary Senior General Manager CDC No. Tel 630/PS.370/ CDC-A1000000/2014 dated December 30, 2014 which was addressed to the Deputy Restructuring and Strategic Planning of SOE, CDC re-propose loan writing off for troubled loan for 2,602 foster partners amounted to Rp18,714,804,816. This amount represents the accumulation from previous foster partner’s loan since 2003 until December 2013.

Until the completion date of the financial statement, the proposal to write-off for the troubled loan has not been approved by the Ministry of SOE.

9. OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
PT Bank Rakyat Indonesia (Persero) Tbk	5,691,103,171	-
PT Pos Indonesia (Persero) Tbk	3,371,533,422	-
Perusahaan Perseroan
PT Telekomunikasi Indonesia Tbk	1,161,114,697	-
PT Perkebunan Nusantara VIII	489,694,586	-
PT Industri Nuklir Indonesia (Persero)	259,501,179	-
Total other current liabilities	10,972,947,055	-

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

9. OTHER CURRENT LIABILITIES (continued)

Refunds of SOE Care Program

Other current liabilities from PT Bank Rakyat Indonesia, PT Pos Indonesia and PT Industri Nuklir Indonesia represent repayments of remaining funds from SOE Care Program in which the realization reports are still being evaluated by CDC and until December 31, 2015 are stil in progress.

Perusahaan Perseroan PT Telekomunikasi Indonesia Tbk

Based on Commisioners of PT Telekomunikasi Indonesia (Persero) Tbk Decree No. 17/KEP/DK/2014/RHS dated December 10, 2014, the amount of Partnership and Community Development Programs Funds for 2015 is as follow:

a) Partnership program amounting Rp 0;
b) Community development program amounting Rp82,000.000,000
The total of profit allocation from the Foster SOE was Rp82,000,000,000. The allocated fund has been received by CDC on February, March, October and December 2015.

During 2015, realization for fund distribution for community development program amounted to Rp 72,410,726,781 and operational expenses is Rp8,428,158,522. Therefore, the remaining funds is Rp1,161,114,697 and will be the source of funds for community development program in 2016.

10. ACCRUED EXPENSES
Accrued expenses represent expense for opinion survey and CSR Index engagement for the year 2014 provided by PT Infomedia Nusantara, a related party. This has been paid by CDC on March 13, 2015.
11. UNIDENTIFIED INSTALLMENTS

	December 31,
	2015	2014
Beginning Balance	121,047,323	69,537,340
Identified during the year	(141,876,560)	(67,290,018)
Unidentified Installment during the year	487,888,686	118,800,001
Ending Balance	467,059,449	121,047,323

12. OVERPAYMENT OF INSTALLMENTS

	December 31,
	2015	2014
Overpayment of Installments	158,652,706	1,313,285,449

13. OTHER PAYABLE

Detail of other payable as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
PT PINS Indonesia	107,046,500	467,720,000
PT Finnet Indonesia	12,500,000	-
Ending Balance	119,546,500	467,720,000

PT PINS Indonesia
Payable to PT PINS Indonesia, related party, represents procurement transactions for community development funds distribution.
PT Finnet Indonesia

PT Finnet Indonesia provides services to provice virtual accounts which are used in the Company’s agreement with Bank UMKM as tools of payment for Bank UMKM’s foster partners to pay their monthly installment. PT Finnet receives Rp12,500,000 each month as collection fee.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

14. NET ASSETS

	December 31,
	2015	2014
Unrestricted Net Assets	(571,428,772,792)	584,874,399,174
Restricted Net Assets	-	-
Total	(571,428,772,792)	584,874,399,174

Movement of Net Asset

	December 31,
	2015	2014
Unrestricted Net Asset
Unrestricted Net Asset - Beginning of Year	584,874,399,174	590,788,927,408
Decrease in Unrestricted Net Asset profit	(13,445,626,382)	(5,914,528,234)
Unrestricted Net Asset - End of Year	571,428,772,792	584,874,399,174

15. LOAN ADMINISTRATION SERVICE INCOME

	Year Ended December 31,
	2015	2014
Center of CDC	150.000.000	175.000.000
CD Area I Sumatera	3.691.762.709	9.030.618.752
CD Area II DKI Jakarta & Banten	2.292.422.961	4.909.470.238
CD Area III Jabar	2.652.856.629	4.680.382.353
CD Area IV Jateng & DIY	2.028.006.708	4.840.556.914
CD Area V Jatim & Madura	3.539.389.210	5.444.853.683
CD Area VI Kalimantan	2.217.056.647	4.906.855.318
CD Area VII Kawasan Timur Indonesia	1.303.078.654	4.893.894.183
Total	17.874.573.518	38.881.631.441

16. INTEREST INCOME

a. Partnership Program

	Year Ended December 31,
	2015	2014
Deposits	338.597.266	8.519.569.257
Current Account	1.228.105.856	1.136.831.050
Total	1.566.703.122	9.656.400.307

b. Community Development

	Year Ended December 31,
	2015	2014
Deposits	1.936.865.578	6.667.017.261
Current Account	1.111.408.005	472.730.638
Total	3.048.273.583	7.139.747.899

17. OTHER INCOME

	Year Ended December 31,
	2015	2014
Partnership Program	-	1.825.352.893
Community Development	31.206.191	3.413.540.333
Total	31.206.191	5.238.893.226

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

18. FOSTERING PARTNERSHIP FUNDS

	Year Ended December 31,
	2015	2014
Exhibition/Promotion	3.061.151.199	6.691.314.477
Training	2.929.825.648	7.449.581.566
Development	23.500.000	1.153.820.750
Total	6.014.476.847	15.294.716.793

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, fostering partnership expenses of CDC will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded fostering partnership expenses for period January 1, 2015 until July 2, 2015.

19. COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION
Effective January 1, 2013, in relation to the implementation of PER-08/MBU/2013, CDC has no longer recognized community development funds distribution as expense of CDC (Note 3a).

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, CDC has no longer recognized fostering partnership funds as expense of CDC (Note 3a), therefore CDC only recorded fostering partnership fund for period January 1 to July 2, 2015.

During 2015 and 2014, CDC on behalf of and for the benefit of Telkom Group has distributed community development programs funds. community development distribution and its operational expense which are not included in CDC’s financial statements as are follows:

	Year Ended December 31,
	2015	2014
Community Development Donation
Education and/or Training Donation	41.150.756.851	40.826.871.147
Improvement for Facility and/or Public Facility Donation	15.734.881.300	9.432.252.116
Religion Facility Donation	8.467.194.000	16.232.115.500
Capacity Improvement Donation to Foster Partnersn	3.525.756.880	-
Healthcare Improvement Donation	1.467.383.000	8.488.050.000
Nature Disaster Victims Donation	1.305.604.750	4.367.923.213
Natural Preservation Donation	750.150.000	795.937.000
Poverty Donatio	9.000.000	1.043.670.000
Total Community Development Program	72.410.726.781	81.186.818.976
Operational Expense
Partnership program	6.995.965.895	-
Community Development program	1.432.192.627	1.617.955.050
Total	80.838.885.303	82.804.774.026

20. EMPOWERMENT EXPENSES

	Year Ended December 31,
	2015	2014
Foster Partners Monitoring Expenses	939.110.018	2.734.882.824
Loan Collection Expenses	845.059.144	1.387.296.323
Foster Partners Survey Expenses	505.711.483	979.328.533
Total	2.289.880.645	5.101.507.680

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, operational expenses of CDC will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded empowerment expenses from January 1, 2015 until July 2, 2015.

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

21. GENERAL AND ADMINISTRATION EXPENSES

	Year Ended December 31,
	2015	2014
Partnership Program	5.584.101.195	12.985.184.323

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, operational expenses of Partnership Program will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded general and administration expenses from January 1, 2015 until July 2, 2015.

22. RENT EXPENSES

	Year Ended December 31,
	2015	2014
Partnership Program	1.436.320.910	2.821.557.515

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, rent expenses of Partnership Program will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded rent expenses from January 1, 2015 until July 2, 2015.

23. TRANSActionS and balanceS with related parties
The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Income allocation for community development program
Under common control of PT Telekomunikasi Indonesia Tbk	PT Graha Sarana Duta	Room fitting out provider
Under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Opinion Survey and CSR Index service provider
Under common control of PT Telekomunikasi Indonesia Tbk	PT Pins Indonesia	CPE (Customer Premises Equipment) Provider
Under common control of PT Telekomunikasi Indonesia Tbk	PT Metra Digital Media	Fund provider for Internet training program
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk	Funding company for operational transaction
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk	Funding company for operational transaction
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk	Funding company for operational transaction
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
Entity under common control of the Government	PT Perkebunan Nusantara VIII	Recipient of SOE Care
Entity under common control of the Government	PT Pos Indonesia	Recipient of SOE Care
Entity under common control of the Government	formerly PT Batan Teknologi (Persero)	Recipient of SOE Care

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

23. TRANSActionS and balanceS with related parties (continued)
The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2015	2014
Assets
Cash and Cash Equivalents (Note4)
Partnership Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	7.002.145.427	45.607.574.684
PT Bank Negara Indonesia(Persero) Tbk.	5.252.077.147	12.060.256.011
Time deposit
PT Bank Mandiri (Persero) Tbk.	-	15.000.000.000
PT Bank Rakyat Indonesia(Persero) Tbk.	-	15.000.000.000
	12.254.222.574	87.667.830.695
Community Development Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	107.257.334.628	21.107.186.145
PT Bank Negara Indonesia (Persero) Tbk.	887.773	696.214.240
Time deposit
PT Bank Tabungan Negara (Persero) Tbk.	-	20.000.000.000
Total cash and cash equivalent in affiliated parties	107.258.222.401	41.803.400.385
Loan to Other Foster SOE or Distributing Partners (Note 5)
PT Sang Hyang Seri (Persero)	9.637.740.363	9.687.740.363
Total loan	9.637.740.363	9.687.740.363
Total assets in affiliated parties	129.150.185.338	139.158.971.443
Total assets	583.146.978.502	587.655.626.946
As percentage to total assets	22%	24%

	December 31,
	2015	2014
Liabilities
Other Current Liabilities
PT Bank Rakyat Indonesia (Persero) Tbk	5.691.103.171	-
PT Pos Indonesia (Persero) Tbk	3.371.533.422	-
Perusahaan Perseroan
PT Telekomunikasi Indonesia Tbk	1.161.114.697	-
PT Perkebunan Nusantara VIII	489.694.586	-
PT Industri Nuklir Indonesia (Persero) /formerly PT Batan Teknologi	259.501.179	-
Total other current liabilities	10.972.947.055	-
Accrued Expenses (Note 10)
PT Infomedia Nusantara	-	879.175.000
Total accrued expenses	-	879.175.000
Other Payable (Note 13)
PT PINS Indonesia	107.046.500	467.720.000
PT Finnet Indonesia	12.500.000	-
Total other payable	119.546.500	467.720.000
Total liabilities in afffiliated parties	11.092.493.555	1.346.895.000
Total liabilities	11.718.205.710	2.781.227.772
As percentage to total liabilities	95%	48%

	December 31,
	2015	2014
Expenses
Partnership Program
PT Infomedia Nusantara	3.845.488.368	3.012.460.332
PT Metra Digital Media	150.000.000	-
Total	3.995.488.368	3.012.460.332
Total operational expense in affiliated parties	3.995.488.368	3.012.460.332
Total expense	36.009.906.802	66.831.201.107
As percentage to total expense	11%	5%

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

23. TRANSActionS and balanceS with related parties (continued)

	December 31,
	2015	2014
Revenue
Partnership Program
Revenue from Deposits
PT Bank Rakyat Indonesia(Persero) Tbk	284.400.006	1.071.511.114
PT Bank Mandiri (Persero) Tbk	54.197.260	1.297.932.329
PT Bank Negara Indonesia (Persero) Tbk	-	1.817.315.161
PT Bank Tabungan Negara(Persero) Tbk	-	851.506.849
PT Bank Syariah Mandiri	-	483.231.461
Total	338.597.266	5.521.496.914
Revenue from Current Account
PT Bank Mandiri (Persero) Tbk	1.072.334.546	2.208.843.267
PT Bank Negara Indonesia (Persero) Tbk	155.771.310	30.934.296
PT Bank Tabungan Negara(Persero) Tbk	-	1.897.321
Total	1.228.105.856	2.241.674.884
Community Development Program
Revenue from Deposits
PT Bank Negara Indonesia(Persero) Tbk	109.917.807	323.008.492
PT Bank Mandiri (Persero) Tbk	21.304.109	138.564.383
PT Bank Tabungan Negara (Persero) Tbk	-	1.846.301.369
PT Bank Rakyat Indonesia(Persero) Tbk	-	559.999.997
Total	131.221.916	2.867.874.241
Revenue from Current Account
PT Bank Mandiri (Persero) Tbk	1.107.748.983	471.380.116
PT Bank Negara Indonesia(Persero) Tbk	3.659.022	1.350.522
Total	1.111.408.005	472.730.638
Total revenues from affiliated parties	2.809.333.043	11.103.776.677
Total revenue	22.564.280.420	60.916.672.873
As percentage to total revenue	12%	18%

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

24. RESTRICTED FUND USAGE

Kep.100/MBU/2002
Partnership Program
a.Effectivity Performance

The performance evaluation of partnership and community development program is based on the Minister of SOE Decree No. Kep.100/ MBU/ 2002 dated June 4, 2012 regarding The Effectiveness Indicator of Partnership Program Loan Distribution and the Collectibility of the Loan Repayments.

The effectiveness of loan distribution is calculated by dividing the amount of distributed funds by the amount of the utilizable funds. Amount of distributed funds represents all current year funds distribution to small enterprise businesses and cooperation. The funds are distributed as working capital loans. Utilizable funds is calculated by adding the beginning balance with loan repayments (principal and the interest repayments) and with interest income from partnership program.

Score of funds absorbtion table

Penyerapan %	>90	85 s.d 90	80 s.d 85	<80	% of absorbtion
Skor	3	2	1	0	Score

Year ended December 31, 2015
Fund distribution
Distribution of Funds (Note 24)	340.959.090.000
Fostering Partnership Funds (Note 18, 24)	6.014.476.847
346.973.566.847
Fund available
Beginning balance (Note 4)	87.667.830.695
Loan Repayments from Foster Partners (Note 24)	267.227.495.235
Loan Administration Service Income (Note 24)	29.443.919.585
384.339.245.515
Level of the effectiveness of the loan distribution (percentage of fund distribution to available fund)	90,28%
Score of level of the effectiveness of the loan distribution	3

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

24. RESTRICTED FUND USAGE (continued)
Kep.100/MBU/2002 (continued)
Partnership Program (continued)
a. Collectibility level of the Loan Distribution

Another performance indicator of partnership and community development program is the collectibility of repayments which indicates the probability of a loan to be fully paid. The collectibility level is calculated by comparing the weighted average collectibility funds with distributed funds. Weighted average funds is the result of multiplying the collectibility weightage with the balance of each quality of the loan (e.g: current: 100%, substandard: 75%, doubtful: 25% and troubled: 0%)

Score of loan repayments collectibility level is as follows:

Tingkat Pengembalian (%)	>70	40 s.d 70	10 s.d 40	<10	% of Collectibility Level
Skor	3	2	1	0	Score

Weighted average amount of the collectibility of the loan as of December 31, 2015 is as follows:

Loan Quality	Loan balance (Note 6e) (unaudited)%		Weighted Average Amount
Current	2.031.523.058.805	100%	2.031.523.058.805
Substandard	160.351.452.014	75%	120.263.589.011
Doubtful	66.711.450.456	25%	16.677.862.614
Troubled	779.803.129.387	0%	-
Total	3.038.389.090.662		2.168.464.510.430
Loan repayment collectibility level (percentage of weighted average loan collectibility to loan distribution)		71,37%
Score of repayments collectibility level		3

PER-09/MBU/07//2015
Partnership Program
The percentage of fostering partnership funds to current year funds distribution for partnership program

PER-09/MBU/07/2015 clause 9 verse 4 specified that the amount of fostering partnership funds which consists of education, marketing, promotion expense, etc is 20% at a maximum of the partnership program distribution during the year. This regulation has never been revised.

For the year ended December 31, 2015, the percentage of fostering partnership funds to current year partnership program funds distribution is as follow:

Year ended December 31, 2015
Fostering partnership funds (Note 18)	6.014.476.847
Partnership distribution (Note 24)	340.959.090.000
Percentage of fostering partnership funds to partnership funds distribution	1,76%

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2015 and Year then Ended

(Expressed in Rupiah)

24. RESTRICTED FUND USAGE (continued)
Statement of Cash Flows - Direct Method

	Year Ended December 31,
	2015	2014
OPERATING ACTIVITIES
Fund Received from Foster SOE	82.000.000.000	82.804.774.026
Loan Repayments from Foster Partners	267.227.495.235	201.503.156.976
Unidentified Installments	346.012.126	51.509.983
Payable Payment	(1.227.348.500)	(38.252.218.616)
Loan Administration Service Income	29.443.919.585	21.817.204.599
Interest Income	4.614.976.705	16.796.148.204
Loan Distribution	(340.959.090.000)	(396.422.510.000)
Fostering Partnership Funds	(6.014.476.847)	(15.294.716.793)
Repayment of Other Receivables Community Development	9.811.832.358	4.822.298.871
Fund Distribution	(80.838.885.303)	(81.186.818.976)
Empowerment Expenses	(2.289.880.645)	(5.101.507.680)
General and Administration Expenses	(5.584.101.195)	(13.723.964.373)
Payment of Rent Expenses	(1.436.320.910)	(2.821.557.515)
Refund to Foster Partners	(52.918.714)	(117.219.154)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(44.958.786.105)	(225.125.420.448)
DECREASE IN CASH AND CASH EQUIVALENTS	(44.958.786.105)	(225.125.420.448)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	164.471.231.080	389.596.651.528
CASH AND CASH EQUIVALENTS AT END OF YEAR	119.512.444.975	164.471.231.080

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